2023 Proxy Materials



- Letter to Shareholders

- Notice of Meeting and Proxy Statement for the 2023 Annual Meeting of Shareholders

- 2022 Form 10-K




Dear ALLETE shareholders,

These are incredibly exciting times in the energy industry and at ALLETE, and as we move into 2023, we are executing our "sustainability in action" strategy in a very big way. For the past two years, ALLETE ranked first among U.S.-based investor-owned utilities for investment in renewable energy based on market capitalization. We are leading the way to a sustainable clean-energy future, while working hard to ensure we get this transformation right for our customers, our communities, and the climate to make our world a better place.

A significant achievement in 2022 was ALLETE's acquisition of New Energy Equity, one of the nation's leading and most respected distributed solar developers. As we approach New Energy Equity's one-year anniversary as part of the ALLETE family of companies, the value of the talented team and profitable business is notable, with contributions to earnings and a project pipeline that have exceeded our expectations.

Minnesota Power is wrapping up work on three solar projects that will add more than 20 megawatts of clean energy to its system. The three projects are part of an approximately $40 million investment approved by the Minnesota Public Utilities Commission (MPUC) that also is designed to boost northeastern Minnesota's economic recovery from the COVID-19 pandemic. These renewable energy projects, completed with local labor and locally manufactured panels, are just one example of how ALLETE is putting sustainability into action.

It has never been clearer that transmission investments will be critical to meeting clean-energy goals and transforming the electric grid. And, transmission plays an important role in ALLETE's strategy. For example, in July 2022, Minnesota Power and Great River Energy announced plans to build an approximately 150-mile transmission line from northern Minnesota to central Minnesota that will support grid reliability in the Upper Midwest.

In January 2023, ALLETE and Grid United announced our intent to jointly develop the North Plains Connector, a new, approximately 385-mile high-voltage direct-current (HVDC) transmission line from central North Dakota to Colstrip, Montana. It will be the nation's first transmission connection between three regional U.S. electric energy markets—the Midcontinent Independent System Operator, the Western Interconnection and the Southwest Power Pool—to increase resiliency and reliability across a vast area with diverse weather patterns. This is exactly the type of project and vision that is needed to ensure the successful transformation of our nation's electric grid.

As ALLETE and our companies continue to lead the way to a sustainable clean-energy future, alignment with state regulators and policymakers is critical.

In November 2022, the MPUC approved Minnesota Power's 15-year Integrated Resource Plan, the regulatory roadmap for the company's *EnergyForward* vision to provide 100% carbon-free energy by 2050 while maintaining safe, reliable and affordable electric serve to customers. Building on an extensive two-year process that involved discussions with customers and a wide variety of stakeholders, Minnesota Power reached a joint agreement with stakeholders including clean-energy organizations, labor groups, and local communities that host the company's last remaining coal-fired power plant.

The MPUC approved all of the elements of the joint agreement, including the addition of up to 700 megawatts of wind and solar power and a significant investment in battery storage by 2030 to support the addition of renewable energy.

In early February this year, a new Minnesota law was enacted requiring state utilities to deliver carbon-free energy by 2040, 10 years earlier than the company vision laid out by Minnesota Power. The new law comes with some off-ramps to protect energy reliability and affordability, but it will require a shift in how we plan for and develop the clean-energy economy to meet a goal that is now a decade earlier. And, constructive regulatory outcomes will be critical to our success.

There is a lot of work ahead of us—reaching clean-energy goals will require thoughtful planning to ensure we keep reliability and affordability at the forefront. Achieving this ambitious goal will require leveraging new technologies through accelerated Minnesota Power investments. At the same time, we expect the new Minnesota law to create opportunities for our other ALLETE companies as demand for wind and solar generation is expected to grow.

As we navigate the complex and ever-changing road to our nation's carbon-free future, it is important to remember that ALLETE and our companies have long been leaders in the clean-energy transformation, and we have momentum on our side. Minnesota Power was the first Minnesota utility to reach 50% renewable energy and has a solid record of exceeding state conservation objectives and state renewable energy goals ahead of deadlines.

While we serve our customers with excellence and provide exciting opportunities for our employees, we also take great pride in creating value for our shareholders. In February, the ALLETE Board of Directors approved an increased dividend of over 4%. ALLETE has continued to pay an attractive dividend, while strategically positioning all of our businesses for sustainable growth over the long term.

I could not be more proud of our talented, experienced and innovative ALLETE team, and I am excited about our future as we continue to put sustainability into action with tremendous growth opportunities in front of us. As part of our journey toward a carbon-free energy future, we know that we have a responsibility to get this transition right for the climate, our customers, our communities and our investors—all without leaving anyone behind. To learn more about how we at ALLETE embrace sustainability in all its forms, please see our Corporate Sustainability Report at www.allete.com.

As always, thank you for your interest and investment in ALLETE.



Bethany M. Owen
ALLETE Chair, President and CEO



ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS OF ALLETE, INC.

Date and Time:	Tuesday, May 9, 2023 10:30 a.m. Central Daylight Time
Location:	The Annual Meeting will be held as a virtual-only webcast. Virtual Annual Meeting Site: www.virtualshareholdermeeting.com/ALE2023
Business Items:	1. To elect a Board of Directors to serve for the ensuing year; 2. To hold an advisory vote to approve ALLETE's executive compensation; 3. To hold an advisory vote on the frequency of future advisory votes on ALLETE's executive compensation; 4. To ratify the selection of PricewaterhouseCoopers LLP as ALLETE's independent registered public accounting firm for 2023; and 5. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.
Who Can Vote:	Shareholders of record at the close of business on March 10, 2023
Proxy Voting:	Your vote is important. We encourage you to vote your shares in advance, even if you plan to attend the Annual Meeting. You can vote by proxy as a shareholder of record: 1. By visiting www.proxyvote.com on the Internet; 2. By calling, toll-free within the U.S. (800) 690-6903; or 3. By signing and returning your proxy card if you have received a paper copy of the proxy materials. If you hold shares through a broker, bank, or other nominee, you may vote by submitting your voting instructions to your broker, bank, or other nominee.

At the direction of the Board of Directors,

Margaret A. Thickens

Margaret A. Thickens
Vice President, Chief Legal Officer, and Corporate Secretary

March 23, 2023
Duluth, Minnesota

TABLE OF CONTENTS

Forward-Looking Statements

Statements in this Proxy Statement that are not statements of historical facts are considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there can be no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, risks, beliefs, plans, objectives, assumptions, events, uncertainties, financial performance, or growth strategies. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are providing this cautionary statement to disclose that there are important factors that could cause actual results to differ materially from those anticipated. Reference is made to our Form 10-K for the year ended December 31, 2022 for a list of such factors.

DEFINITIONS

The following abbreviations or acronyms are used in this Proxy Statement. References to "we," "us," and "our" are to ALLETE, Inc.

Abbreviation or Acronym	Term
ACE	ALLETE Clean Energy, Inc.
AIP	ALLETE Executive Annual Incentive Plan
ALLETE, or Company	ALLETE, Inc.
Annual Meeting	Annual Meeting of Shareholders of ALLETE, Inc.
ASC	Financial Accounting Standards Board Accounting Standards Codification
Audit Committee	Audit Committee of the Board
Board, or Directors	ALLETE's Board of Directors
CAGR	Compound Annual Growth Rate
CD&A	Compensation Discussion and Analysis Section of this Proxy Statement
CEO	ALLETE's Chief Executive Officer
CFO	ALLETE's Chief Financial Officer
CG Committee	Corporate Governance and Nominating Committee of the Board
CIC Severance Plan	ALLETE and Affiliated Companies Change in Control Severance Plan
Common Stock	ALLETE Common Stock
Compensation Recovery Policy	ALLETE and Affiliated Companies Compensation Recovery Policy
DE&I	Diversity, Equity, and Inclusion
Deferral Plan I	ALLETE Non-Employee Director Compensation Deferral Plan I
Deferral Plan II	ALLETE Non-Employee Director Compensation Deferral Plan II
Deferral Plans	Deferral Plan I and Deferral Plan II, collectively
ECHC Committee	Executive Compensation and Human Capital Committee of the Board
EEI	Edison Electric Institute
EPS	Diluted Earnings Per Share
ERM	Enterprise Risk Management
ESG	Environmental, Social, and Governance
Exchange Act	Securities Exchange Act of 1934, as amended
LTIP	ALLETE Executive Long-Term Incentive Compensation Plan
NEO	Named Executive Officer
New Energy	New Energy Equity LLC
NYSE	New York Stock Exchange
Pearl Meyer	Pearl Meyer & Partners, LLC
PricewaterhouseCoopers	PricewaterhouseCoopers LLP
PSA	Performance Share Award
RSOP	ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan
RSU	Restricted Stock Unit
SEC	Securities and Exchange Commission
SERP	SERP I and SERP II, collectively
SERP I	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan I
SERP II	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II
Tax Code	Internal Revenue Code of 1986, as amended
TSR	Total Shareholder Return



ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802

PROXY STATEMENT

_____

This Proxy Statement is furnished in connection with the solicitation by the Board of proxies to be voted at our 2023 Annual Meeting to be held as a virtual-only webcast on Tuesday, May 9, 2023, at 10:30 a.m. Central Daylight Time, or at any postponement or adjournment of the Annual Meeting. The virtual Annual Meeting Site is www.virtualshareholdermeeting.com/ALE2023.

On or about March 23, 2023, we first mailed or otherwise made available to our shareholders a Notice of Internet Availability of Proxy Materials containing instructions for how to access our proxy materials, which includes our Notice and Proxy Statement, and our 2022 Form 10-K. The Notice of Internet Availability of Proxy Materials also includes instructions to access your form of proxy to vote your shares online. In accordance with their particular prior requests, certain shareholders have received email notification of how to access our proxy materials and vote online, or have been mailed paper copies of our proxy materials and proxy card.

Electronic distribution of our proxy materials expedites receipt by shareholders, lowers the cost of the Annual Meeting, and conserves vital natural resources. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials to request a printed copy at no charge. If you have previously elected to receive our proxy materials electronically, you will continue to receive email notification with instructions to access the materials via the Internet unless you elect otherwise.

FREQUENTLY ASKED QUESTIONS

Why did I receive these proxy materials?

You received these materials because you were an ALLETE shareholder at the close of business on March 10, 2023 (the Record Date) and, therefore, you are entitled to vote at the Annual Meeting.

Who pays for the cost of soliciting proxies?

We expect to solicit proxies primarily via the Internet and by mail. Our directors, officers, other employees, and agents may contact you by telephone, email, mail, or in person. We will pay the expense of any such solicitation, as well as the costs of preparing, printing, and distributing our proxy materials. We will also reimburse brokers, banks, and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of Common Stock.

We have also retained Georgeson LLC to assist in the solicitation of proxies. We expect to pay Georgeson LLC approximately $10,000 plus expenses in connection with soliciting proxies and providing proxy advisory services. Directors and employees do not receive additional compensation for soliciting shareholder proxies.

Why did I receive a Notice of Internet Availability of Proxy Materials directing me to the internet instead of a full-set paper copy of the proxy materials?

We are primarily providing our shareholders internet access to our proxy materials to facilitate prompt delivery of this important information, to reduce the environmental impacts of our Annual Meeting, and to manage costs. On March 10, 2023, we began delivery, primarily by mail, of a Notice of Internet Availability of Proxy Materials to our shareholders and we posted our proxy materials on the website referenced in the Notice of Internet Availability of Proxy Materials: www.proxyvote.com.

As set out on the Notice of Internet Availability of Proxy Materials and also explained on the next page, you may choose to access these proxy materials on the website or you may request to receive printed copies of our proxy materials at no charge.

How can I request to receive a paper copy of these proxy materials?

You may request a copy of the proxy materials, at no charge, using one of the following methods:

 **Internet**: Go to www.proxyvote.com. Follow the instructions to log in and order copies.

 **Telephone**: Call, toll-free in the U.S., (800) 579-1639. Follow the instructions to log in and order copies.

 **Email**: Send an email to **sendmaterial@proxyvote.com** with your 16-digit control number in the subject line. (Your control number can be found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form.)
The email needs to include:

- Your preference to receive printed materials via the mail or to receive an email with links to the electronic materials;
- If you choose email delivery, you must include the email address to which you want the proxy materials sent; and
- If you would like your election to apply to delivery of material for all future meetings, write the word "Permanent" and include the last four digits of your Social Security Number or Tax Identification Number in the email.

How can I subscribe to electronic delivery of proxy materials?

With your consent, we will no longer send you paper copies of any proxy materials, including the Notice of Internet Availability of Proxy Materials, beginning next year. Instead, we will send you an email notification that the shareholder materials are available for you to view, including a link to the website where you can view the materials. We will also provide you with a link to allow you to vote your shares of Common Stock online. To sign up for electronic receipt of shareholder materials, follow these directions:

1. Log onto the Internet at www.allete.com.
2. Click on "Investors."
3. Click on "Shareholder Services."
4. Click on "Proxy Electronic Delivery."
5. Follow the prompts to submit your electronic consent.

You will receive an email confirmation of your enrollment. You will continue to receive your shareholder materials electronically for as long as you remain a shareholder and the email account that you provide the Company remains active, unless you choose to cancel your enrollment, which you may do at any time.

Why did I receive multiple Notices of Internet Availability of Proxy Materials or proxy cards?

This means your shares of Common Stock are registered differently or are in more than one account. Please provide voting instructions for all your shares. We encourage you to have all accounts registered in the same name and address whenever possible. You can accomplish this by contacting ALLETE Shareholder Services at (218) 355-3114 or by writing to ALLETE, Inc., Attention: Shareholder Services, 30 West Superior Street, Duluth, MN 55802.

I received more than one complete set of proxy materials. Is it possible to eliminate duplicates?

If you hold stock in more than one account or if you are a registered shareholder and you share the same address with another of our registered shareholders, you may request delivery of a single copy of future annual reports and proxy statements at any time by calling ALLETE Shareholder Services at (218) 355-3114, or by writing to ALLETE's transfer agent, Equiniti Trust Company, Shareowner Services, Attention: Householding, P.O. Box 64854, St. Paul, MN 55164-0854.

Many brokerage firms and financial institutions have procedures for delivering a single copy of Company documents to households with multiple beneficial shareholders. If your family has one or more "street name" accounts under which you beneficially own shares of Common Stock, please contact your broker or financial institution directly if you have questions or directions concerning your "street name" account.

Who is entitled to vote at the Annual Meeting?

Investors who held the Company's Common Stock at the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the close of business on the Record Date, there were 57,313,203 outstanding shares of Common Stock, with each share entitled to one vote.

How many votes must be present to hold the Annual Meeting?

The holders of a majority of the shares of Common Stock entitled to vote at the meeting must be present in person or represented by proxy to constitute a quorum, which is required to transact business at the Annual Meeting.

What is the purpose of the Annual Meeting?

At the meeting, shareholders will be asked to do the following:

1. Elect a Board of ten Directors to serve for the ensuing year. The Director nominees are: Bethany M. Owen, Susan K. Nestegard, George G. Goldfarb, James J. Hoolihan, Madeleine W. Ludlow, Charles R. Matthews, Douglas C. Neve, Barbara A. Nick, Robert P. Powers, and Charlene A. Thomas;

2. Hold an advisory vote to approve executive compensation;

3. Hold an advisory vote on the frequency of future advisory votes on executive compensation;

4. Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2023; and

5. Transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board is not aware of any other matter to be presented at the Annual Meeting. If any other matters properly come before the meeting, all shares represented by valid proxies will be voted in accordance with the judgment of the appointed proxies.

How do I attend the Annual Meeting?

The 2023 Annual Meeting will be conducted solely through a live webcast. There will be no physical meeting location. No advance registration is required to attend the Annual meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/ALE2023 as a shareholder, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form. If you are a registered shareholder and do not have a control number, you can call ALLETE Shareholder Services at (218) 355-3114 for assistance.

The virtual Annual Meeting will start promptly at 10:30 a.m. Central Daylight Time on Tuesday, May 9, 2023.

What are the Board's voting recommendations?

The Board recommends that you vote as follows:

Item 1. "**FOR**" each Director nominee;

Item 2. "**FOR**" the advisory approval of ALLETE's executive compensation;

Item 3. To hold an advisory vote to approve executive compensation every "**ONE YEAR**;"

Item 4. "**FOR**" ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2023; and

Item 5. In accordance with the discretion of the persons acting under the proxy concerning such other business as may properly be brought before the meeting or any adjournments or postponements thereof.

Unless contrary instructions are provided, all shares of Common Stock represented by valid proxies will be voted in accordance with the Board's recommendations.

How do I vote my shares?

You may vote your shares by proxy using any of the following methods:

 *Internet*: Vote online at www.proxyvote.com.

 *Telephone*: Vote by calling, toll-free in the U.S., (800) 690-6903.

Internet and telephone voting facilities for registered shareholders will be available 24 hours a day until 11:59 p.m. Eastern Daylight Time, on May 8, 2023. If you vote your shares on the Internet or by telephone, you do not have to return your proxy card. Please have your proxy card (or Notice of Internet Availability of Proxy Materials or the email message you receive with instructions on how to vote) in hand when you go online or use the phone to vote. You will have an opportunity to confirm your voting selections before your vote is recorded. The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank, or other nominee. You should follow the voting instructions in the materials that you received from your nominee.

By Mail: If you would like to vote by mail, please request a paper proxy card in accordance with the instructions contained in the Notice of Internet Availability of Proxy Materials and then complete, sign, and date the proxy card and return it in the postage-paid envelope provided. Your proxy card must be received by May 8, 2023. For shares held in "street name," please use the voting instruction card provided by your broker, bank, or other nominee and mark, sign, date, and mail it back to your broker, bank, or other nominee in accordance with their instructions.

Online During the Annual Meeting: If you are a registered shareholder, you can vote your shares online during the Annual Meeting, although we encourage you to vote your shares in advance of the Annual Meeting even if you plan to attend the Annual Meeting. Voting your proxy electronically via the Internet, by telephone, or by mail does not limit your right to vote at the Annual Meeting.

What is the difference between a "registered" shareholder and a "beneficial" shareholder?

If your Common Stock is registered directly in your name with our transfer agent, Equiniti Trust Company, you are a registered shareholder, also called a shareholder of record. As a shareholder of record, you can vote your shares by proxy directly with the Company (online, by telephone, or by mail) in advance of the Annual Meeting or you can vote your shares online at the Annual Meeting.

If your Common Stock is in an account or trust held in the name of a broker, bank, or other nominee as custodian on your behalf, or in "street name," you are a beneficial owner. As a beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. You are also invited to attend the Annual Meeting. If you wish to vote your shares at the meeting, however, you must bring a legal proxy from your broker, bank, or other nominee.

Can my broker vote my shares for me without my instruction?

Your broker can vote your shares without instruction from you only as to Item 4, the ratification of the selection of our independent registered public accounting firm for 2023. As to all other voting items in this Proxy Statement, your broker cannot vote your shares without instructions from you.

If you do not instruct your broker to vote your shares as to Item 1, your shares will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of this proposal. If you do not instruct your broker to vote your shares a

What vote is required to approve each proposal?

Item 1: Each Director will be elected by the affirmative vote of a majority of the votes cast with respect to that Director nominee. A majority of the votes cast means that the number of votes cast "for" the election of a nominee must exceed the number of votes cast "against" the election of that nominee. Nominees receiving more votes for their election than votes against their election will be elected. If you abstain from voting for one or more of the nominees for Director, your abstention will have no effect on the election of such Director.

Item 2: The advisory vote on executive compensation will be decided by an affirmative vote of a majority of the shares present or represented by proxy and entitled to vote, provided that the total number of shares voting for this proposal represents more than 25 percent of the Common Stock shares outstanding on the Record Date. If you abstain from this advisory vote, your abstention will have the same effect as a vote against this proposal. Although this is a non-binding, advisory vote, the ECHC Committee and the Board will consider the outcome of the vote when making future executive compensation decisions.

Item 3: The advisory vote on the frequency of future advisory votes on executive compensation will be decided by an affirmative vote of a majority of the shares present or represented by proxy and entitled to vote, provided that the total number of shares voting for this proposal represents more than 25 percent of the Common Stock shares outstanding on the Record Date. Your vote in favor of one of the frequency choices, or your abstention, will have the same effect as a vote against the other frequency choices (or against all the choices in the case of your abstention). Although this is a non-binding, advisory vote, the ECHC Committee and the Board will consider the outcome of the vote when determining the frequency of future advisory votes on executive compensation.

Item 4: The affirmative vote of a majority of the shares present in person or represented by proxy is required to ratify the selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2023, provided that the total number of shares voting for this proposal represents more than 25 percent of the shares outstanding on the Record Date. If you abstain from voting for the ratification of the selection of PricewaterhouseCoopers, your abstention will have the same effect as a vote against this proposal.

A "broker non-vote" occurs when a broker submits a proxy card for shares to the Company but does not indicate a vote on a particular matter because the broker has not received timely voting instructions from the beneficial owner with respect to that particular matter. Broker non-votes are not counted for or against any proposal. They are treated as shares not present and not entitled to vote on a particular proposal. An automated system administered by Broadridge Investor Communications Solutions, Inc. will tabulate the proxy votes.

Can I change my vote or revoke my proxy?

Yes. If you are a shareholder of record, you can change your vote or revoke your proxy at any time before it is voted at the Annual Meeting, either by signing and returning a proxy card with a later date or by attending the Annual Meeting and changing your vote prior to the start of the meeting. If you have voted your shares online or by telephone, you can revoke your prior online or telephonic vote by recording a different vote, or by signing and returning a proxy card dated as of a date later than your last online or telephonic vote. If you are a beneficial owner, you must contact your broker, bank, or other nominee to change your vote or revoke your proxy.

Where can I find the voting results?

We will announce preliminary results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

Who can answer additional questions?

You are welcome to contact ALLETE Shareholder Services with any questions you may have regarding this Proxy Statement. The telephone number is (218) 355-3114. The mailing address is: ALLETE, Inc., Attention: Shareholder Services, 30 West Superior Street, Duluth, MN 55802.

OWNERSHIP OF ALLETE COMMON STOCK

Company records and other information available from outside sources, including information filed with the SEC, indicate that the following shareholders beneficially owned more than five percent of the Company's voting securities as of March 10, 2023:

Securities Owned by Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common Stock	BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	7,254,952	12.7%
Common Stock	The Vanguard Group[3] 100 Vanguard Boulevard Malvern, PA 19355	6,208,467	10.8%

[1] As of March 10, 2023.

[2] The information shown, including the aggregate number of shares beneficially owned, comes from information filed with the SEC on Schedule 13G/A on January 26, 2023. The information reflects the number of Common Stock shares beneficially owned as of December 31, 2022, by BlackRock, Inc. and certain of its subsidiaries.

[3] The information shown, including the number of shares beneficially owned, comes from information filed with the SEC on Schedule 13G/A on February 9, 2023. The information reflects the number of Common Stock shares beneficially owned as of December 31, 2022, by The Vanguard Group and certain of its subsidiaries.

Securities Owned by Directors and Management

As discussed on page 30, non-employee Directors are expected to own shares with a valuation equal to at least five times their annual cash retainer within five years of election. As of March 10, 2023, all independent Directors met the Common Stock ownership guideline, except: Ms. Thomas, who first became subject to the guideline in 2021, and Mr. Matthews, who first became subject to the guideline in 2022; both are making expected progress toward meeting the guideline.

Common Stock ownership guidelines applicable to NEOs are discussed on pages 30 and 50. The Board reviewed executive stock ownership in April 2022. As of March 10, 2023, all NEOs met their respective share ownership guideline, except: Ms. Owen, who was promoted to a position with a higher stock ownership guideline in 2019, and again in 2020, Mr. Morris who was promoted to a position with a higher stock ownership guideline in 2022, and Ms. Thickens, who first became subject to a stock ownership guideline with her promotion in 2019; all three are making expected progress toward meeting their guidelines.

In determining whether Directors and NEOs met the Common Stock ownership guidelines, we include deferred shares and RSUs because we believe these derivative holdings accomplish similar objectives as stock ownership, namely they encourage Directors and NEOs to have a stake in the Company and they align the Directors' and NEOs' interests with those of shareholders.

The following table shows the shares of Common Stock beneficially owned, as of March 10, 2023, by Directors, nominees for Director, executive officers named in the Summary Compensation Table on page 56, and all Directors, nominees for Director, and executive officers as a group. Except as otherwise indicated, the persons shown have sole voting and investment power over the Common Stock listed.

Securities Owned by Directors and Management

| | Name of Beneficial Owner | Number of Shares Beneficially Owned[1] | Other[2] | | Total Shares Beneficially Owned for Common Stock Ownership Guideline Purposes | Number of Shares Needed to Meet Common Stock Ownership Guidelines[3] |
			Restricted Stock Units	Deferred Shares Under the Director Deferred Stock Plan		
Non-Employee Directors and Nominees for Director	George G. Goldfarb	2,851	—	15,914	18,765	7,047
	James J. Hoolihan	12,003	—	10,212	22,215	7,047
	Madeleine W. Ludlow	15,564	—	4,636	20,200	7,047
	Charles W. Matthews	639	—	1,390	2,029	7,047
	Susan K. Nestegard	686	—	7,725	8,411	7,047
	Douglas C. Neve	9,850	—	14,198	24,048	7,047
	Barbara A. Nick	7,515	—	—	7,515	7,047
	Robert P. Powers	664	—	8,188	8,852	7,047
	Charlene A. Thomas	3,091	—	—	3,091	7,047
Named Executive Officers	Bethany M. Owen	15,373	10,388	—	25,761	60,949
	Steven W. Morris	7,945	2,942	—	10,887	19,914
	Margaret A. Thickens	2,906	2,548	—	5,454	6,477
	Nicole R. Johnson	7,293	2,758	—	10,051	6,133
	Patrick L. Cutshall	5,950	2,352	—	8,302	4,913
	Robert J. Adams	12,556	—	—	12,556	—
All Directors, nominees for Director, and executive officers as a group (15):	115,258					

1   The share amounts in this column include: (i) shares as to which voting and investment power is shared with the person's spouse: Mr. Hoolihan—12,003, Mr. Matthews—639, and Mr. Neve—9,850; and (ii) shares owned by the person as custodian for child: Ms. Johnson—60. Each Director, nominee for Director, and executive officer, individually, and all Directors, nominees for Director, and executive officers as a group, beneficially own only a fraction of one percent of the Common Stock outstanding.

2   The amounts in the "Other" column do not represent either issued Common Stock or a right of the holder to receive Common Stock within 60 days and are not considered beneficially owned in accordance with Rule 13d-3 under the Exchange Act. The amounts are shown here because the Company includes those holdings when determining whether a Director or NEO has met their applicable stock ownership guideline. Directors are able to defer their cash and stock retainers under the Deferral Plan II. Distributions of deferred shares will be made in Common Stock.

3   The stock ownership guideline amounts shown have been calculated using a Common Stock valuation of $60.31 per share, the closing price on March 10, 2023. The amount shown for non-employee Directors was determined based on the annual cash retainer in effect for Directors as of March 10, 2023. Stock ownership guidelines shown for all NEOs were determined based on the NEO's salary as of March 10, 2023.

Pledging, Hedging, and Short Sales of Common Stock Prohibited

The ALLETE Purchase and Sale of Company Securities Policy prohibits Directors and officers, including each NEO, from holding Common Stock in a margin account or otherwise entering into any pledge arrangement that would permit a third party to sell the securities without the Director's or officer's consent or knowledge. In addition, no Director or officer, including any NEO, may enter into any transaction that allows him or her to be insulated from the full risk or reward of Common Stock ownership (i.e., hedging) nor may a Director or officer enter into any transaction that allows him or her to benefit if the value of the Common Stock decreases (i.e., short sale).

ITEM NO. 1—ELECTION OF DIRECTORS

Ten Director nominees have been recommended by the CG Committee and nominated by the Board. Each Director elected will serve until the next annual election of Directors and until a successor is qualified and elected, or until the Director's earlier resignation or removal. If any nominee should become unavailable, which is not anticipated, the Board may provide by resolution for a lesser number of Directors, or designate substitute nominees, who would receive the votes represented by proxies.

Unless otherwise directed, all shares represented by proxy will be voted **"FOR"** the election of the ten nominees for Director named below and on the following pages.

Nominees for Director



Bethany M. Owen
Board Chair

Age: 57
Director Since: 2019

Qualifications and Experience

Ms. Owen has served in a wide variety of roles with increasing responsibility over two decades since first joining the Company as an attorney. She has extensive experience with business strategy development and implementation, regulatory policy development and implementation, renewable energy, enterprise risk management, cyber security, information and operations technology strategy, compliance, corporate governance, and leading business transformation. Ms. Owen also serves on a variety of community and non-profit boards.

Business Experience

- Chair, President, and CEO, ALLETE (Since May 2021)
- President and CEO, ALLETE (February 2020 to May 2021)
- President, ALLETE (January 2019 to February 2020)
- Senior Vice President, Chief Legal and Administrative Officer, and Secretary, ALLETE (2016 to January 2019)
- Vice President–ALLETE Information Technology Solutions, Vice President, Minnesota Power, an operating division of ALLETE and President, Superior Water, Light and Power Company, a wholly owned subsidiary of ALLETE (2014 to 2016)
- Vice President, Minnesota Power, an operating division of ALLETE and President, Superior Water, Light and Power Company (2012 to 2014)
- President, Superior Water, Light and Power Company (2010 to 2012)

Other Public Company Boards

- None

Other

- Member, University of Minnesota Foundation Board of Trustees, which oversees and supports fundraising activities for the University of Minnesota's campuses, colleges, and programs, as well as the management and investment of the university's endowed funds (Since 2021)

Nominees for Director



Susan K. Nestegard
Lead Director

Age 62

Director Since 2018

Committees
Audit Committee (*ex officio*)
ECHC Committee (*ex officio*)
CG Committee (*ex officio*)

Qualifications and Experience

Ms. Nestegard brings extensive business experience, including audit committee experience, strategy development, enterprise risk management, a background in innovation and disruptive technologies, and experience driving growth through mergers and acquisitions. Ms. Nestegard has a demonstrated passion for supporting women in sciences and corporate leadership. She holds 26 patents in her name. As Lead Director, Ms. Nestegard is an *ex officio* member of each Board committee.

Business Experience

- Advisor, True Wealth Ventures, a venture capital fund focusing on investments in women-led businesses in high-growth markets where women are the primary customers (Since July 2017)

- President of Global Healthcare, Ecolab, Inc. (NYSE:ECL), a global supplier of water, hygiene, and energy services (2010 to 2012)

- Executive Vice President of Global Healthcare, Ecolab, Inc. (2008 to 2010)

- Senior Vice President of Research, Development, and Engineering, and Chief Technical Officer, Ecolab, Inc. (2003 to 2008)

- More than 20 years' experience with 3M Company (NYSE:MMM) in product development and business unit management, driving revenue expansion through innovation

Other Public Company Boards

- Hormel Foods, Inc. (NYSE:HRL) (Since 2009)
  ◦ Governance Committee
  ◦ Audit committee (2009 to 2019)



George G. Goldfarb

Age 63

Director Since 2012

Committee
Audit Committee Chair

Qualifications and Experience

Mr. Goldfarb is an audit committee financial expert within the meaning of SEC rules. He brings a wealth of business knowledge and executive experience that includes deep ties to and insights into the local and regional economy, as well as extensive national branding experience.

Business Experience

- Director and Chair Emeritus, Maurices Incorporated, a specialty retailer selling women's apparel in approximately 900 stores and online (March 2021 to present)

- President and CEO, Maurices Incorporated (2015 to March 2021)

- President, Maurices Incorporated (2011 to 2015)

- President and CEO of Value Fashion Segment of Ascena Retail Group, Inc., which included the Maurices and the Dressbarn brands (2016 to January 2018)

- Vice Chair, Ascena Retail Group, Inc.'s wholly owned subsidiary, Catherines Stores, Inc. (2015 to 2016)

- Chief Operating Officer, Maurices Incorporated (2006 to 2011)

- CFO, Maurices Incorporated (2001 to 2006)

Other Public Company Boards

- None

Other

- Director, Essentia Health (Since 2019)
  ◦ Board Vice Chair, Planning and Finance Committee Chair, and Audit Committee Member

Nominees for Director



James J. Hoolihan

Age 70

Director Since 2006

Committee
CG Committee

Qualifications and Experience

Mr. Hoolihan is a long-time business and community leader within the Company's electric utility service area. He brings a deep knowledge of the industries and political dynamics of our regional service area, as well as extensive business experience related to serving the large industries in the region.

Business Experience

- Owner and CEO, Can-Jer Industrial Lubricant, Ltd., which provides industrial supplies and services to mining and railroad industries that operate in Canada (Since 1983)

- Owner, JHAC, LLC, a real estate investment company (Since October 2000)

- CEO and Chair, Industrial Lubricant Company, which provides industrial supplies and services to mining and railroad industries (2011 to 2017)

- President and CEO, Blandin Foundation, a private, philanthropic foundation whose mission is to strengthen communities in rural Minnesota (2004 to 2011)
    ◦ Trustee, Blandin Foundation (Since 2012)
    ◦ Co-trustee for the Charles K. Blandin Residuary Trust (Since 2012)

- President, Industrial Lubricant Company (1981 to 2004)

Other Public Company Boards

- None

Other

- Served as Elected Mayor of the City of Grand Rapids, Minnesota (1990 to 1995)



Madeleine W. Ludlow

Age 68

Director Since 2004

Committees
CG Committee Chair
ECHC Committee

Qualifications and Experience

Ms. Ludlow brings deep experience with and a sophisticated understanding of investment banking, finance, and accounting. Ms. Ludlow was a senior executive at a public utility and has worked closely with entrepreneurial and diversified businesses. Other areas of expertise include strategy development and execution, mergers and acquisitions, and business transformations. She also is qualified as an audit committee financial expert within the meaning of the SEC rules

Business Experience

- Founder and Managing Director, West Capital Advisors, LLC, which provides strategic and development advisory services for corporate innovation in private equity transactions (Since 2011)

- Principal, Market Capital Partners LLC, Ohio-based investment banking firm serving mid-size-market companies (2009 to 2011)

- LudlowWard Capital Advisors, LLC, Ohio-based investment banking firm serving mid-size market companies (2005 to 2009)

- Chair, CEO, and President of Cadence Network, Inc., an internet-based provider of utility expense management services (2000 to 2004)

- Vice President and CFO of Cinergy Corp., a Cincinnati-based energy company acquired by Duke Energy in 2006 (1997 to 2000)

Other Public Company Boards

- Director, Ohio National Fund, Inc., a registered investment company with 25 separate investment funds (Since 2012)

Nominees for Director



Charles R. Matthews

Age 66

Director Since 2022

Committees
Audit Committee

Qualifications and Experience

Mr. Matthews, an audit committee financial expert within the meaning of the SEC rules, brings extensive financial expertise, strategic leadership experience in the energy industry, as well as risk management and cybersecurity oversight expertise. He has a demonstrated understanding of the importance of serving customers with excellence, creating a more diverse and inclusive workforce, and supporting our communities to foster a more equitable society, all while creating value for shareholders. Mr. Matthews has served on numerous energy industry boards, as well as non-profit organizations. His experiences give him significant insight into environmental, social, and governance matters.

Business Experience

- President, Peoples Energy, LLC and President and CEO, The Peoples Gas Light and Coke Company and North Shore Gas Company, each of which is a subsidiary of WEC Energy Group Inc. (NYSE:WEC) (2015 to July 2022)

- Senior Vice President – Wholesale Energy and Fuels, WE Energies, also a subsidiary of WEC Energy Group (2012 to 2015)

- During his more than 40 years in the energy industry, Mr. Matthews also held leadership and other finance and regulatory positions with Mirant Corporation, Southern Company Services, and Exxon Company, U.S.A.

Other Public Company Boards

- None

Other

- Director, BMO Financial Corp. and BMO Harris Bank, N.A (Since May 2019)
    ◦ Member, Audit Committee and Human Resource Committee



Douglas C. Neve

Age 67

Director Since 2007

Committees
Audit Committee
CG Committee

Qualifications and Experience

Mr. Neve is a certified public accountant and an audit committee financial expert within the meaning of the SEC rules. He brings extensive knowledge of public accounting, corporate reporting, risk management, corporate finance, and compliance. Mr. Neve's background includes broad corporate leadership experience as an executive of a publicly traded company, and as a director, audit committee chair, compensation committee member, and governance committee member for publicly traded and privately held corporations, as well as public and non-profit entities. Mr. Neve also brings experience with mergers and acquisitions, energy industry experience, and renewable energy experience.

Business Experience

- Executive Vice President and CFO, Ceridian Corp., a Minneapolis-based multinational human resources company (2005 to 2007)

- Audit Partner, Deloitte & Touche LLP, a public accounting firm (2002 to 2005)

Other Public Company Boards

- None



Barbara A. Nick

Age 65

Director Since 2020

Committees
Audit Committee
ECHC Committee

Qualifications and Experience

With a career in the electric and gas energy industry that spanned four decades, Ms. Nick brings a wealth of knowledge and skills to the Board. She has extensive leadership, strategic, regulatory, operational, and developmental experience in five Midwest states. Ms. Nick also has strong financial skills and a long, proven record of principled corporate governance. Ms. Nick brings experience with mergers and acquisitions, renewable energy, and business transformations. She also has received a cyber security certification from the National Association of Corporate Directors.

Business Experience

- CEO, Dairyland Power Cooperative (2014 to July 2020)

- President, Minnesota Energy Resources Corporation and President of Michigan Gas Utilities Corporation, both subsidiaries of what was then Integrys Energy Group (NYSE:TEG) and is now WEC Energy Group Inc. (NYSE:WEC) (2012 to 2014)

- Senior Vice President of Energy Delivery and Customer Service, Wisconsin Public Service Company and President, Upper Peninsula Power Company, both also subsidiaries of what was then Integrys Energy Group and is now WEC Energy Group Inc. (2007 to 2012)

- Vice President of Corporate Services, what was then WPS Resources Corporation (NYSE:WPS), now WEC Energy Group Inc. (2004 to 2007)

Other Public Company Boards

- None

Other

- Chair, State of Wisconsin Investment Board, which provides oversight of the eighth-largest pension fund in the United States and the 25th-largest pension fund globally with investments valued at over $120 billion (Since 2015)

- Director, Mead & Hunt, a national architecture and engineering firm (Since 2019)
    - Audit Committee
    - Chair, Governance Committee

Nominees for Director



Robert P. Powers

Age 69

Director Since 2017

Committees
ECHC Committee Chair

Qualifications and Experience

Mr. Powers brings extensive and diverse regulated utility experience and strategic leadership, including expertise in strategic planning, executive compensation, mergers and acquisitions, renewable energy, business transformations, and cybersecurity oversight. Mr. Powers was an active member of utility industry associations and worked to recruit technical talent to utilities.

Business Experience

- Vice Chair and Senior Advisor to the Chair and CEO, American Electric Power Company (NYSE:AEP), one of the largest electric utilities in the United States with more than five million customers in eleven states (January 2017 to August 2017)

- Executive Vice President and COO, AEP (2010 to December 2016)

- President, AEP Utilities (2008 to 2010)

- Executive Vice President, AEP East Utilities (2006 to 2008)

- Executive Vice President of Generation, AEP East Utilities (2003 to 2006)

- Worked for 16 years with Pacific Gas and Electric Company, rising to Site Vice President and Plant Manager at the Diablo Canyon Nuclear Generating Station; and six years with the Tennessee Valley Authority as a health physicist.

Other Public Company Boards

- None



Charlene A. Thomas

Age 55

Director Since 2021

Committees
Audit Committee
ECHC Committee

Qualifications and Experience

Ms. Thomas brings a breadth of executive leadership skills, including broad strategy design and implementation experiences in industrial and business operations and large-scale human resources operations, having led strategic human resources initiatives for a workforce of more than 525,000 employees worldwide. Ms. Thomas has public company experience, has lead business transformations, and has demonstrated financial acumen. Ms. Thomas has expertise in complex distributed operations and has received an artificial intelligence certification from MIT.

Business Experience

- Executive Vice President and Chief Diversity, Equity and Inclusion Officer, United Parcel Service, Inc. (NYSE:UPS) (UPS) (January 2021 to October 2022)

- Executive Vice President and Chief Human Resources Officer, UPS (July 2019 to December 2020) (March 2019 to June 2019)

- President of Human Capital Transformation, UPS (March 2019 to June 2019)

- President, UPS's west region, with responsibility for product growth and delivery operations in 25 U.S. central and western states (April 2018 to February 2019)

- President, UPS's mid-south district, with responsibility for package delivery operations in seven U.S. southern states (2016 to April 2018)

Other Public Company Boards

- None

Other
- Director, National Urban League (Since 2019)
- Member, Executive Leadership Council, an independent non-profit organization that opens channels of opportunity for the development of Black executives to positively impact businesses and communities (Since 2020)

2023 ALLETE PROXY STATEMENT

CORPORATE GOVERNANCE

_____

ALLETE operates from a foundation of sound corporate governance practices, with a Board that provides oversight focused on ensuring that the Company is managed in a manner that builds long-term value for our shareholders, customers, employees, and communities. Our governance framework is built around a skilled, engaged Board and focused attention to our values and culture. This provides a working structure for effective decision-making, principled actions, and appropriate monitoring of risks, compliance, and performance.

The Board takes an active role overseeing ALLETE's strategy and approves the strategic direction of the Company, any changes in long term capital structure, significant transactions, and any entry into substantial new lines of business. We believe that taking the interests of our stakeholders into consideration and making decisions guided by Company values–with integrity at the foundation of all we do–are important to ALLETE's long-term success and profitability.

Governance Documents

ALLETE's key governance documents, including our Corporate Governance Guidelines, are available on our website at www.allete.com/Governance.

Our Corporate Governance Guidelines address the Board and committee responsibilities, Director selection, Board operating policies, Director compensation, expectations for Directors, Director stock ownership, and other matters. These guidelines were most recently revised in February 2023.

Each Board committee operates under its own charter. The Audit Committee Charter was last reviewed and revised in February 2022. The Executive Compensation and Human Capital Committee Charter, and the Corporate Governance and Nominating Committee Charter were each last reviewed and revised in February 2023.

Director Independence

Director independence is an essential requirement for sound governance. Our Corporate Governance Guidelines provide that a substantial majority of the Board must be independent. The Board has adopted independence standards that are consistent with the independence standards of the NYSE and the SEC. An "independent" Director is one who has no material relationship with the Company, other than as a Director, either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company.

The CG Committee provides recommendations to the Board with respect to whether an individual Director is independent, and the Board annually reviews and makes an affirmative determination of each Director's independence.

The CG Committee and the Board consider all relevant facts and circumstances in making independence recommendations and independence determinations. In addition, the Board has adopted certain categorical standards to assist in determining a Director's independence. Specifically, a "material relationship" with the Company exists and, therefore, a Director will not be independent, if any of the following applies:

1. The Director is or has been employed by the Company within the last three years (other than as a former interim Chair or a former interim CEO); or the Director's immediate family member is or has been employed by the Company within the last three years as an executive officer;

2. The Director has received, or the Director has an immediate family member who has received, during any 12-month period in any of the last three years, more than $120,000 in direct compensation from the Company (other than Director and committee fees, pension, or other forms of deferred compensation for prior service so long as such compensation is not contingent on continued service);

3. The Director is a current partner or employee of a firm that is the Company's current independent registered public accounting firm; the Director has an immediate family member who is a current partner of the Company's current independent registered public accounting firm; the Director has an immediate family member who is a current employee of the Company's current independent registered public accounting firm and who personally works on the Company's audit; or the Director or an immediate family member was, within the last three years, a partner or employee of the Company's current independent registered public accounting firm and personally worked on the Company's audit within that time;

4. The Director or an immediate family member is or has been, within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee;

5. The Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent of such other company's consolidated gross revenues; or

6. The Director or an immediate family member has been an executive officer of a foundation, university, non-profit trust, or other tax-exempt charitable organization, within the last three years, for which contributions from the Company and its respective trusts or foundations, account or accounted for more than the greater of $1 million, or two percent of such charitable organization's consolidated gross revenue.

Director Independence Determinations

In considering the independence of the Directors, the CG Committee examined any transactions between Directors and the Company in 2022. In particular, the CG Committee considered Mr. Hoolihan's relationship to Industrial Lubricant Company (ILCO). ILCO is owned and operated by Mr. Hoolihan's immediate family members. ILCO provides lubricant products and services to one of the Company's generating facilities and to one of the Company's subsidiaries, BNI Energy, Ltd. During 2022, Company payments to ILCO totaled $603,956. The CG Committee reviewed the ILCO transactions, without Mr. Hoolihan's participation, and determined that the transactions with ILCO did not constitute a material relationship for purposes of the Company's categorical standards in determining a Director's independence. Further, Mr. Hoolihan had no personal involvement in the transactions and the transactions were not material to him or to any person or entity with whom he has an affiliation. The CG Committee concluded that Mr. Hoolihan did not have a direct or indirect material interest in the transactions. The CG Committee previously considered similar transactions that occurred in 2021 and 2020 and reached the same conclusions. Based on this, the CG Committee recommended to the Board, and the Board affirmatively determined, that these transactions did not impair Mr. Hoolihan's independence.

Applying the Company's independence standards and considering all relevant facts and circumstances in accordance with our determination process, the Board affirmatively determined that each Director, except Ms. Owen, is independent.

ALLETE's Board of Directors

ALLETE is overseen by a Board of Directors made up of highly qualified individuals with diverse skills, attributes, and experiences. We recognize the importance of a well-balanced Board with both the individual capabilities and the collective strengths to effectively address the Company's evolving needs and to act in the best interests of our shareholders, customers, employees, and communities.

Board Structure

Independent Lead Director	All committees comprised of and chaired by independent Directors	All Directors, except Ms. Owen, are independent

Board Members and Committee Memberships

	Independent	Director Since	Audit Committee	ECHC Committee	CG Committee
Bethany M. Owen, Chair		2019			
Susan K. Nestegard, Lead Director	●	2018	◆	◆	◆
George G. Goldfarb	●	2012	❖ ★		
James J. Hoolihan	●	2006			◆
Madeleine W. Ludlow	●	2004		◆	❖
Charles R. Matthews	●	2022	◆ ★		
Douglas C. Neve	●	2007	◆ ★		◆
Barbara A. Nick	●	2020	◆	◆	
Robert P. Powers	●	2017		❖	
Charlene A. Thomas	●	2021	◆	◆	

❖ Chair   ◆ Member   ★ Audit committee financial expert within the meaning of SEC rules

Board Composition

50%	**20%**	**50%**
of Directors self identify as women	of Directors self identify as Black or African American	of Directors have served on the Board less than five years

Director Experience and Attributes

The Board has identified key skills, attributes, and expertise that are important for our Board based on the Company's strategy and operations. Each Director brings a wealth of experience. The CG Committee regularly reviews with the Board the experience and attributes desired for effective governance in our changing industry and evaluates Board composition.

Leadership and Strategy

Directors who hold or have held significant leadership positions provide valuable leadership and strategy insights, as well as the ability to identify and help develop those qualities in others. They have practical understanding of strategy development, know how to create growth, and value and prioritize a strong corporate culture.

All of our Directors have experience with public company leadership and corporate governance, as well as experience in owning and driving strategy. Particular Director leadership and strategy experience includes:

CEO Experience
Ms. Owen, Mr. Goldfarb, Mr. Hoolihan, Ms. Ludlow, Mr. Matthews, and Ms. Nick

Legal & Regulatory Expertise
Ms. Owen, Ms. Ludlow, Mr. Matthews, Mr. Neve, Ms. Nick, and Mr. Powers

Executive Compensation Expertise:
Ms. Owen, Ms. Nestegard, Mr. Goldfarb, Ms. Ludlow, Mr. Matthews, Mr. Neve, Ms. Nick, Mr. Powers, and Ms. Thomas

Regional Business Expertise
Ms. Owen, Ms. Nestegard, Mr. Goldfarb, Mr. Hoolihan, Mr. Matthews, Mr. Neve, and Ms. Nick

Finance & Risk Management

Directors who have financial experience, including experience with complex financings and financial reporting, provide important skills and insight to the Board, especially given the highly capital-intensive nature of our business. Effectively managing risk in a rapidly changing environment is also critical to our success.

All of our Directors have financial experience as well as experience in identifying and executing processes to mitigate risk. Particular Director finance and risk management experience includes:

Chief Financial Officer Experience
Mr. Goldfarb, Ms. Ludlow, and Mr. Neve

Qualify as Audit Committee Financial Experts
Mr. Goldfarb, Ms. Ludlow, Mr. Matthews, and Mr. Neve

Cybersecurity Expertise
Ms. Owen, Mr. Matthews, Mr. Neve, Ms. Nick, and Mr. Powers

Energy/Renewable Energy Industries & Business Transformation

Directors with experience leading dynamic, evolving, and complex operations in a rapidly changing industry environment are strategically equipped to oversee ALLETE's "sustainability in action" strategy execution.

All of all Directors have experience in dynamic industries that require extensive compliance obligations. Particular Director expertise includes:

Business Transformation Experience
Ms. Owen, Ms. Nestegard, Mr. Goldfarb, Mr. Hoolihan, Ms. Ludlow, Mr. Matthews, Ms. Nick, Mr. Powers, and Ms. Thomas

Transactional Experience:
Ms. Owen, Ms. Nestegard, Mr. Goldfarb, Mr. Hoolihan, Ms. Ludlow, Mr. Matthews, Mr. Neve, Ms. Nick, and Mr. Powers

Board Diversity and Director Nominations

ALLETE seeks Directors whose diverse skills, experiences, backgrounds, and perspectives will serve shareholders well and contribute to sound corporate governance. The Board values diversity and believes representation from a range of professional backgrounds, as well as a mix of gender, racial, cultural, geographic, and other diverse perspectives enhances effective governance, contributes to robust discussion, and drives successful performance by increasing understanding of the expectations and viewpoints of our investors and other stakeholders. As we continue to refresh our Board over time, we will continue to seek for consideration candidates who, among other attributes, will enhance the Board's racial and ethnic diversity.

The CG Committee regularly reviews the skills, expertise, and attributes that are important for effective governance of the Company and recommends Director candidates to the Board. The CG Committee will consider any person proposed by a Director, management, a search firm, or any shareholder. All Director candidates will be evaluated based on the criteria identified below, regardless of who proposed such person.

In selecting Director nominees, the Board considers multiple factors including: integrity, qualifications, diversity, age, skills, experience, independence, commitment to sustainability as outlined in the Corporate Sustainability Report, how the candidate's relevant experience would complement and enhance Board composition, Board succession plans, the candidate's ability and willingness to devote adequate time to Board duties, and the likelihood that they will be willing and able to serve on the Board for a sustained period. The Board considers its overall balance of perspectives, backgrounds, and experiences; as part of this, the Board will consider whether a candidate's background will enhance the Board's racial and ethnic diversity. The CG Committee will consider the candidate's independence in accordance with ALLETE's Corporate Governance Guidelines and the NYSE and SEC rules. Director nominees must be willing and able to devote adequate time and attention to Board service, must demonstrate independent thinking, a collaborative nature, and stakeholder awareness. Director nominees must have experience with business and strategic planning, as well as prior service on, or experience working closely with, a board of directors. In connection with the selection, due consideration will be given to a candidate's particular experience, including but not limited to: executive corporate leadership experience; understanding of board committee functions; understanding of generally accepted accounting principles; financial expertise (including qualification as an audit committee financial expert within the meaning of the SEC's rules); financing experience; auditing experience; human resource and executive compensation expertise; strategic planning and business development experience; experience with regulated utilities; strategic experience with renewable energy businesses or technologies; familiarity with the regions in which Company provides services; and community leadership.

The Board may engage a search firm to assist in identifying and conducting due diligence on potential Director nominees.

Before making contact with a potential candidate, the CG Committee will notify the Board of its intent to do so, will provide the candidate's name and background information to the Board, and will allow time for Directors to comment. The CG Committee will screen potential candidates for the Board. A majority of the CG Committee members will interview any candidate before recommending that candidate to the Board. The recommendations of the CG Committee will be timed so as to allow Board members an opportunity to interview the candidate prior to the nomination of the candidate. The Board as a whole is responsible for nominating individuals for election to the Board and for filling vacancies on the Board that may occur between annual shareholders' meetings.

A shareholder who wishes to propose a candidate should provide the person's name and a detailed background of the candidate's qualifications to the Corporate Governance and Nominating Committee, c/o Corporate Secretary, ALLETE, Inc., 30 West Superior Street, Duluth, MN 55802.

Board Leadership

Ms. Owen has served as Board Chair since May 2021. As Chair, Ms. Owen presides over meetings of the Board, presides over meetings of the shareholders, consults with and advises the Board and its committees on the Company's business and affairs, and performs other duties as may be assigned by the Board.

Consistent with ALLETE's Corporate Governance Guidelines, because the Board Chair is not independent, the independent Directors select an independent Lead Director on an annual basis. The Lead Director:

- presides when the Board meets in executive session;
- presides at Board meetings when the Chair is not present to lead the Board's deliberations;
- serves as an *ex officio* member of each Board committee;
- serves as a liaison between the Chair and the independent Directors when necessary to provide a supplemental communication channel;
- works with the Chair to develop Board meeting agendas, schedules, and information to be provided to Directors;
- leads the evaluation of CEO performance in consultation with the CG Committee; and
- performs other duties as requested by the independent Directors.

The Board believes that its leadership structure—a combined Board Chair and CEO, an independent Lead Director, and committees comprised of and chaired by independent Directors—is the most effective for ALLETE at this time. In reaching this determination, the Board considered factors including the Company's size, the diversity and experience of our independent Board members, Ms. Owen's industry and governance experience, the Board's effective use of the Lead Director who provides coordination and leadership for the independent Directors, and the active engagement by all Directors.

The Board has three standing committees: the Audit Committee, the Executive Compensation and Human Capital Committee, and the Corporate Governance and Nominating Committee. We anticipate that committee chairs will rotate among Directors. The Board recognizes that rotating chairs provides development for the Directors and allows a variety of perspectives in leadership positions.

Audit Committee

George G. Goldfarb (Chair)
Susan K. Nestegard (*ex officio*)
Douglas C. Neve
Barbara A. Nick
Charles R. Matthews
Charlene A. Thomas

The Audit Committee helps oversee and monitor the following:
- Integrity of financial statements
- Internal controls over financial reporting
- Compliance with corporate policies and procedures
- Compliance with legal and regulatory requirements
- Qualifications, independence, and performance of independent registered public accounting firm
- Performance of internal audit function
- Review of the adequacy and effectiveness of information security policies and internal controls regarding information security
- Review and evaluation of accounting policies

Five meetings during 2022
- Review of periodic financial reports to be provided to the public, and, upon favorable review, recommending approval of ALLETE's Consolidated Financial Statements

Audit Committee Report—page 83

All Audit Committee members are independent under ALLETE's Corporate Governance Guidelines, within the meaning of SEC rules, and in accordance with NYSE listing standards.

All Audit Committee members are financially literate and three Audit Committee members qualify as an "audit committee financial expert" as defined by SEC rules.

Executive Compensation and Human Capital Committee

Robert P. Powers (Chair)
Susan K. Nestegard (*ex officio*)
Madeleine W. Ludlow
Barbara A. Nick
Charlene A. Thomas

The ECHC Committee helps oversee and monitor Director and executive compensation and workforce strategy by:
- Establishing compensation philosophy and policies related to Director and executives
- Setting CEO compensation
- Ensuring links between executive compensation and sustainability strategy as described in the Corporate Sustainability Report
- Ensuring that design of Director and executive compensation is equitable, competitive, and aligned with compensation philosophy

Five meetings during 2022
- Overseeing the administration of ALLETE's Director and executive compensation programs
- Overseeing policies and strategies related to culture, safety, and human capital management, including DE&I

ECHC Committee Report—page 55

All members of the ECHC Committee qualify as "independent directors" under NYSE rules, "non-employee directors" under Rule 16b-3 under the Exchange Act, and "outside directors" under Section 162(m) of the Tax Code.

Corporate Governance and Nominating Committee

Madeleine W. Ludlow (Chair)
Susan K. Nestegard (*ex officio*)
James J. Hoolihan
Douglas C. Neve

The CG Committee assists with corporate governance oversight by:
- Making recommendations to the Board with respect to Board membership, function, committee structure and membership, succession planning for executive management, and application of corporate governance principles
- Performing the functions of a Director-nominating committee
- Overseeing the Board's annual evaluation of the CEO
- Developing and recommending to the Board standards for determining a director's independence
- Providing recommendations to the Board with respect to independence determinations
- Establishing guidelines for stock ownership
- Reviewing ESG activities and overseeing ESG reporting

Four meetings during 2022

The CG Committee is authorized to exercise the authority of the Board in the intervals between Board meetings.

Board Role in Risk Oversight

The Board is responsible for risk management oversight at the Company. While the Board as a whole exercises direct oversight of strategic risks and other critical risk areas with enterprise-wide significance to the Company, substantial aspects of risk oversight are delegated to Board committees and management. The Board administers its risk oversight function in a variety of ways, including through a thoughtfully designed leadership and oversight structure illustrated as follows:

Board of Directors

Directly oversees ALLETE's strategy and critical risk areas with enterprise-wide significance to the Company; Reviews and discusses with management significant risks affecting ALLETE, including matters identified by Board committees from within their respective oversight areas, and oversees how senior management manages enterprise-level risks.

Audit Committee

Oversees: financial reporting processes, business conduct, tax, and other financial risks; the appointment, evaluation, and oversight of the Company's independent registered public accounting firm; the internal audit function; legal and regulatory compliance, significant legal matters; insurance programs; market and credit risks; and physical and cybersecurity risks.

ECHC Committee

Oversees: the design and administration of executive compensation policies and programs and ensures that executive compensation programs link to ALLETE's sustainability strategy. Also has primary responsibility for assisting the Board with oversight of ALLETE's talent strategy and programs to attract, develop, engage, and retain talent; ALLETE's safety policies, and strategies; DE&I initiatives; and human capital risks.

CG Committee

Oversees: Board structure and function, including corporate governance risks; Board independence; Board succession and composition; CEO succession planning; code of ethics; and political contributions and lobbying policy. Also has primary responsibility for assisting the Board with oversight of ESG reporting.

Senior Management

ALLETE's CEO, CFO, Chief Legal Officer, Chief Risk Officer, and other senior leaders are responsible for implementing and supervising enterprise risk-management processes. Management confers with and reports to the Board and its committees with respect to key enterprise risk indicators, risk management and mitigation practices, and other significant matters.

Internal Audit Function

Directly overseen by the Audit Committee. Prepares audit plans that are reviewed and approved by the Audit Committee at least annually.

Enterprise Risk Management Program

Ensures that strategic goals align with ALLETE's mission, vision, and values and that decision-making and strategy execution includes adequate consideration of the associated risks. Includes the ALLETE Risk Management Committee, made up of executive officers and ALLETE's Chief Risk Officer, which regularly identifies and assesses key risks and defines procedures for mitigating and reporting significant risks.

This tiered and structured approach provides a comprehensive framework designed to protect the interests of our shareholders and other stakeholders.

Code of Business Conduct and Ethics

ALLETE has adopted a written Code of Business Conduct (which includes our code of ethics) that applies to all Directors and employees and officers, including the CEO and the CFO, who is also the Company's principal accounting officer. The Code of Business Conduct also applies to our contractors, suppliers, and vendors. ALLETE's Code of Business Conduct is available on our website at www.allete.com/governance. Any amendment to the Code of Business Conduct, or waiver the Code of Business Conduct involving a Director or NEO, will be published on ALLETE's website promptly following the date of such amendment or waiver.

Shareholder Engagement

We seek out meaningful engagement with shareholders to understand their perspectives on corporate governance, executive compensation, and other issues that matter to investors. We engage with shareholders throughout the year to provide visibility and transparency into our businesses and our financial and operational performance, to listen to shareholders' perspectives and understand shareholders' expectations of us, to share our environmental and sustainability strategy and accomplishments, and to receive feedback on our communications and disclosures to shareholders.

Throughout the year, senior management and our investor relations team meet with analysts and institutional investors to review financial and other business and strategic issues, as well as to solicit input, provide perspective on Company policies and practices, and answer questions. We participate in investor conferences, other formal events and groups, and also in one-on-one meetings. We also engage with representatives of our large shareholders to discuss our programs and learn about the key areas on which their clients are focusing. During 2022, we contacted shareholders owning approximately 59% of our outstanding Common Stock, resulting in substantive engagements with the holders of approximately 38% of our outstanding shares. We discussed topics including: ALLETE's financial and operational performance; growth initiatives; strategy updates; dividend practices; executive compensation practices; and corporate governance practices, as well as ESG strategy, performance, and reporting.

The Board receives regular reports from senior management and ALLETE's investor relations team about shareholder engagements and what our investors are telling us about topics that matter to them.

Political Contributions and Lobbying

ALLETE believes that public policy engagement is an important part of responsible corporate citizenship. We participate in this process in accordance with good corporate governance practices. ALLETE's policy regarding political contributions and lobbying is overseen by the CG Committee. Our policy governs the Company's corporate contributions to organizations registered under Section 527 of the Internal Revenue Code and ballot measures or initiative campaigns that impact the Company's business. On the state level, employees have the opportunity—on a voluntary basis—to make political contributions through political action committees (PACs). Coordination of lobbying activities is done through ALLETE's Safety and External Affairs Officer with the prior approval of senior management. All political contributions and lobbying activities are done in compliance with all laws and regulations.

ALLETE's Political Contributions and Lobbying Policy is available at on our website at www.allete.com/Governance.

Sustainability, ESG Oversight, and Corporate Responsibility

Our commitment to sustainability is led and supported through strong Board leadership, intentional management focus, and sound corporate governance practices. The Board oversees ALLETE's strategy, Enterprise Risk Management program, and ESG-related matters, including the evaluation of sustainability-related risks and opportunities, all in a manner designed to drive performance for our shareholders and other stakeholders. We honor our commitments to our customers, our communities, and the climate by acting to advance sustainability goals. Corporate responsibility is integrated into our governance processes and is embedded in our strategy and our core values, namely: *integrity, safety, people,* and *planet*.

ALLETE recognizes that impacts from human activity, including climate change, are real, and we are taking action to transform the nation's energy landscape through sustainable solutions. ALLETE is committed to leading the path toward a carbon-free energy future. We are poised to add significantly more clean energy in the coming years while ensuring reliable, resilient energy delivery to our customers. Our overall strategy is to enhance and grow our companies by providing sustainable energy solutions to meet changing societal expectations and evolving regulations, and all of our companies play an important role in this strategy. We also recognize that the transition to a clean-energy future will only be truly successful if it is just and equitable, with new opportunities and investments designed to give everyone an opportunity to thrive.

Each business units' mission, customer mix, and regulatory status are all key drivers in determining the carbon reduction strategies employed. Our "sustainability in action" growth strategy involves: continuing to reduce carbon emissions, delivering cleaner energy sources to our customers, strengthening the electric grid to accommodate for more intermittent renewable resources, and implementing innovative solutions to enhance resiliency for all our businesses. ALLETE's comprehensive ESG program also includes a committed social focus, which includes advancing DE&I in our workforce, supply chain, and community giving, outreach and engagement with tribal nations, health and wellness safety initiatives, as well as enhanced sustainability communication and disclosures.

The CG Committee oversees the process related to ESG matters and receives regular updates from senior management on such matters. During 2022, management actively engaged with investors and other key stakeholders to discuss ALLETE's sustainability strategy and initiatives and to gain insights into stakeholders' perspectives about sustainability and corporate responsibility, and how to effectively measure, communicate, and disclose our efforts. In January 2023, we released an update to our Corporate Sustainability Report, which can be found at our website www.allete.com/sustainability.

Climate Milestones and Initiatives

	Expand Renewable Energy Sources	For the past two years, ALLETE has ranked first among U.S.-based investor-owned utilities for investment in renewable energy based on market capitalization. Minnesota Power received approval for a resource plan that calls for adding up to 400 megawatts of wind energy and up to 300 megawatts of solar energy.
	Reduce Overall Carbon Emissions	ALLETE's approach to decarbonization includes coal fleet retirements, conversion to natural gas, and partnering with customers on carbon capture and sequestration projects.
	Carbon-Free Vision	In 2021, Minnesota Power announced its vision to deliver 100% carbon-free energy by 2050. We expect a new Minnesota law requiring 100% carbon-free energy by 2040 to drive additional clean-energy opportunities in our next integrated resource plan.
	Strengthen the Electric Grid	ALLETE is investing in infrastructure for managing the delivery of increasing amounts of renewable energy and enhancing the resiliency and reliability of the transmission and distribution grid.
	Solar Projects	In April 2022, ALLETE acquired New Energy, one of the nation's leading distributed solar developers that has successfully completed hundreds of solar projects around the country, which together produce more than 580,000,000 kilowatt hours of electricity per year.
	Adopt Innovative Solutions	We are reducing water use, investing in infrastructure that will be more resistant to weather changes, and implementing strategic underground replacements for energy-delivery components to reduce vulnerability to climate impacts.

Sustainability-Focused Workforce Practices

	Leadership Diversity Recognition	Recognized by the Minnesota Census of Women in Corporate Leadership as an "Honor Roll" company since 2017, with additional special distinction since 2019 for having women representing at least 30 percent of our executive officers. In 2021, Moody's Investors Service recognized ALLETE as having the most gender diverse board among 45 publicly traded utilities.
	Diversity, Equity and Inclusion	Regularly updating recruitment practices and requiring training for all employees to enhance workplace DE&I; focus corporate giving and scholarships to help bridge community opportunity gaps.
	Supply Chain	Expanding and partnering with diverse suppliers, better reflecting the diversity of the communities we serve; ALLETE provides equal access for all qualified businesses in our supply chain.
	Veteran Outreach and Support	Minnesota Power and ALLETE Clean Energy each has been designated a "Yellow Ribbon" company, in recognition of the support provided for the needs of military-connected employees and families.
	Employee Well-Being	Comprehensive health and wellness benefits and safety resources that support healthy, productive, and engaged employees.

Meetings of Independent Directors

At each regularly scheduled Board meeting, the independent Directors meet in executive session for discussion without management present. These meetings are chaired by the Lead Director. The Board has direct access to management and meets with members of management individually when it deems appropriate.

Board Contact with Management and Independent Advisors

Executive officers and other management employees are regularly included in Board and committee meetings, as deemed appropriate. Directors may meet individually with executive officers and other management employees.

The Board and its committees also retain their own independent advisors at their discretion.

Board and Committee Evaluations

The Board and its committees undertake self-evaluations on an annual basis.

The Board's self-evaluation includes soliciting opinions from the Directors about topics related to Board effectiveness including:
- The sufficiency of and timeliness of briefing materials provided to Directors;
- The content and conduct of Board meetings;
- The adequacy of time allocated to, and the quality of, presentations and discussions;
- The Board's access to management;
- The Board's understanding of issues;
- The Board's consideration of shareholders' interests in making decisions;
- The overall mix of characteristics and skill sets represented by Board members; and
- Any area previously identified by Board members as requiring improvement.

The assessments are used to improve Board performance and effectiveness.

Each Board committee's self-evaluation addresses matters the committee considers relevant to its performance, including a review and assessment of the adequacy of the committee's charter. A report on each committee's self-evaluation is presented to the Board.

Meeting Attendance

Our Corporate Governance Guidelines provide that Directors are expected to regularly attend Board meetings and meetings of the committee or committees on which they serve. The Board held nine meetings during 2022 and each Director attended every Board meeting. Each Director attended 100 percent of the aggregate number of meetings held in 2022 by the committees on which they served. Mr. Matthews, who was elected to the Board on July 6, 2022, attended every Board meeting held in 2022 since becoming a Director; Mr. Matthews also attended every meeting of the committee on which he serves that was held in 2022 since he became a Director.

Directors standing for election are expected to attend the Annual Meeting. Each Director attended the 2022 Annual Meeting.

Director Continuing Education

Ongoing development is an important aspect of governance. In addition to the frequent updates on corporate governance practices and requirements provided by the Company, Directors are asked to attend educational seminars, and to share their experiences with the other Directors. During 2022, Directors attended educational courses presented by outside entities on a variety topics including: financial reporting; accounting; corporate taxation; addressing urgent climate change risks, cyber security risks and mitigation; resilient leadership; key strategic issues facing power and utility industries; challenges and opportunities associated with electric vehicles; information technology trends; and delivering shareholder value through strategic oversight.

In addition, Directors attended educational presentations hosted by the Company in 2022 covering the following topics: regional economic development; global and regional mining industry updates, including decarbonization trends, ESG initiatives, technological advancements, and domestic and international geopolitical industry trends; water treatment and hydroelectric operations; the Infrastructure Investment and Jobs Act and the Inflation Reduction Act of 2022 in relation to Company strategy; energy and utility sector shareholder landscape; and strategic and market developments in the electric utility industry.

Share Ownership Guidelines

The CG Committee has determined that Directors and executive officers should have an equity interest in the Company. The CG Committee believes that such equity ownership aligns the Directors' interests with those of the Company's shareholders. Accordingly, the Board has adopted stock ownership guidelines.

Directors are expected to own at least 500 shares of Common Stock prior to their election to the Board. Further, within five years of their election to the Board, non-employee Directors are expected to own shares worth at least five times the amount of the annual cash retainer paid to Directors. Executive stock ownership guidelines are discussed in the CD&A on page 33.

The CG Committee regularly reviews the stock ownership guidelines and may recommend changes to the Board as it deems appropriate.

Related Person Transactions

The Board recognizes that in the ordinary course of business, transactions may occur between ALLETE and its subsidiaries and entities with which some of our Directors and officers are or may have been affiliated. Such transactions are evaluated in accordance with ALLETE's Related Person Transaction Policy, which was last reviewed and approved by the Board in July 2022, and is available at www.allete.com/Governance.

Related persons include Directors, Director nominees, executive officers, and five percent shareholders, as well as their immediate family members and any entity controlled by these individuals or in which these individuals have a substantial financial interest.

The Related Person Transaction Policy applies to a financial transaction or arrangement, or a series of similar transactions or arrangements, which exceeds $25,000 annually or $6,250 quarterly, in which a related person has or will have a direct or indirect material interest.

Transactions between the Company and a related person generally require advance approval by the CG Committee. If a new situation arises where advance approval is not practical, it is discussed with the Chair of the CG Committee, or with another CG Committee member designated by the committee; an appropriate response might include subsequent ratification by the CG Committee.

The CG Committee also periodically reviews and assesses related person relationships to ensure ongoing fairness to the Company. Any member of the CG Committee who has an interest in a transaction will abstain from voting, but may participate in the discussion if invited to do so by the CG Committee Chair, or the Lead Director if the CG Committee Chair has an interest in the transaction.

The CG Committee considers factors it deems relevant in determining whether to approve a related person transaction, including:

- the extent of the related person's interest in the transaction;

- the availability of comparable products or services from non-related persons;

- whether the transaction is on terms comparable to those that could be obtained in an arm's-length dealing with an unrelated third party;

- the business reasons to enter into the transaction;

- whether the transaction could impair the independence of a Director;

- whether the annual amount involved exceeds the greater of $200,000 or 5 percent of the recipient's gross revenues for the year; and

- whether the transaction would present an improper conflict of interest, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect relationship of the related person, and the ongoing nature of any proposed relationships.

Communications between Shareholders and Other Interested Parties and the Board

We believe that it is an important aspect of corporate governance to facilitate direct communication between the Board and shareholders and other stakeholders. Shareholders and other stakeholders may communicate directly with our Board, with any specified group of Directors, such as a Board committee or independent Directors, or with any individual Director. Such communications should be in writing and addressed to the Lead Director, c/o Corporate Secretary, ALLETE, Inc., 30 West Superior Street, Duluth, MN 55802. Communications that are determined to be primarily commercial in nature, such as business solicitations and advertisements, will not be forwarded to the Board.

ITEM NO. 2—ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We are asking our shareholders to cast a non-binding, advisory vote approving compensation for our NEOs as reported in this Proxy Statement.

ALLETE's executive compensation program is designed to enhance shareholder value while attracting and retaining experienced, qualified executives. To fully understand ALLETE's 2022 executive compensation, we encourage you to read the CD&A, starting on page 33 as well as the compensation tables and narrative disclosures that follow the CD&A. Those sections describe how our compensation programs are designed to achieve ALLETE's compensation objectives and provide detailed information on the 2022 compensation of our NEOs. We believe our executive compensation program reflects a pay-for-performance philosophy and is aligned with shareholders' long-term interests.

This proposal, commonly known as "say-on-pay," is required under Section 14A of the Exchange Act. Although this say-on-pay vote is advisory and not binding on the Company, the ECHC Committee and the Board will review the voting results and will take the outcome of the vote into account when considering future executive compensation decisions.

Although the ECHC Committee and the Board will consider the outcome of the advisory shareholder vote on say-on-pay frequency in Item No. 3 of this Proxy Statement, we expect the next advisory shareholder say-on-pay vote will occur at the 2024 Annual Meeting.

The Board recommends a vote "FOR" the advisory vote to approve executive compensation.

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A explains ALLETE's executive compensation program and the 2022 compensation for the following NEOs:

Bethany M. Owen	Chair, President, and CEO
Steven W. Morris	Senior Vice President and CFO
Margaret A. Thickens	Vice President, Chief Legal Officer, and Corporate Secretary
Nicole R. Johnson	Vice President; President of ALLETE Clean Energy
Patrick L. Cutshall	Vice President and Corporate Treasurer
Robert J. Adams	Retired Senior Vice President; and former CFO

EXECUTIVE SUMMARY

Compensation Philosophy

Our executive programs are designed to align NEO's interests with the interests of our shareholders and other stakeholders. Our compensation philosophy is based on these fundamental principles:

- *We link compensation to performance.*
- *We balance compensation elements.*
- *Our compensation is aligned with ALLETE's values.*
- *We consider market data relative to our industry peers.*
- *The ECHC Committee and the Board exercise independent judgment.*
- *We require executive stock ownership to align executives' interests with shareholders' interests.*
- *We consider tax and accounting rules.*

Compensation Practices

What We Do
☑ Ensure that a substantial portion of each NEO's compensation is variable, at-risk, and subject to performance-based metrics.
☑ Cap incentive compensation.
☑ Use multiple metrics to measure performance.
☑ Use an independent compensation consultant.
☑ Require executive stock ownership.
☑ Require each NEO to hold shares until satisfying stock ownership guidelines.
☑ Prohibit hedging, pledging, and short sales.
☑ Require a double-trigger for a CIC Severance Plan payment.
☑ Apply a compensation recovery ("clawback") policy to incentive compensation.

	What We Don't Do
☒	Enter into employment agreements with our NEOs.
☒	Pay dividend equivalents on unvested RSUs or unearned performance shares.
☒	Award stock options.
☒	Provide excessive perquisites.
☒	Pay tax gross-ups (except on relocation expenses paid under ALLETE's broad-based policy).

2022 Performance for Incentive Compensation

NEOs have a significant portion of their compensation tied to Company performance. Annual incentives focus on achieving annual financial, strategic, operational, and safety goals. Long-term incentives facilitate stock ownership and reward long-term growth and profitability. As explained in this CD&A, ALLETE's 2022 performance directly affected each NEO's 2022 compensation.

Annual Incentive Compensation Performance

Annual incentives reward shorter-term strategic goals as well as operational and safety accomplishments, all of which are tied to ALLETE's values. Our AIP rewards one-year financial performance measured by net income and cash from operating activities, subject to certain adjustments that are described in more detail starting on page 43. To calculate performance relative to the financial goals for annual incentive purposes, at the beginning of the performance period, the ECHC Committee established specific adjustments and also determined that it would evaluate, on a case-by-case basis, the impact of discrete, non-recurring events that might occur during the plan year.

As disclosed in ALLETE's Form 10-K for the year ended December 31, 2022, Net Income Attributable to ALLETE for the year ended December 31, 2022, prior to adjustment, was $189.3 million (compared to $169.2 million for 2021). As described in detail starting on page 44, for AIP purposes, Net Income Attributable to ALLETE was increased by an overall $10.72 million to reflect the following adjustments: (1) decreased net income to exclude ALLETE Properties financial results, (2) increased net income to reflect the strategic decision to defer into 2023 a solar project budgeted for 2022; (3) increased net income to reflect the reserve adjustment following the Minnesota Power rate case outcome in 2022; and (4) increased net income to capture post-acquisition operations of New Energy, with a corresponding decrease to net income to reflect acquisition activities.

As disclosed in ALLETE's Form 10-K for the year ended December 31, 2022, Cash from Operating Activities for the year ended December 31, 2022, prior to adjustment, was $221.3 million (compared to $263.5 million for 2021). As described in detail on page 45, for AIP purposes, cash from operating activities was increased by $114.82 million to reflect: (1) the exclusion of cash associated with ALLETE Properties operations; (2) the exclusion of cash to reflect timing of accounting for the Minnesota Power fuel adjustment clause true-up; (3) the inclusion of cash to reflect ACE's build-own-transfer construction projects included in inventory; and (4) the inclusion of cash associated with the acquisition of New Energy.

In addition to financial metrics, the annual incentive also measures performance tied to strategic, operational, and safety goals. Strategic goals vary from year to year, but consistently incorporate our ESG objectives, growth objectives, operational improvements for our businesses, and the evolving needs of our customers and other stakeholders. Operational goals are tied to ALLETE's reliability performance and safety goals are tied to injury-prevention awareness and safety performance. For 2022, the ECHC Committee determined that the Company's strategic performance fell between target and superior based on the Company's performance in addressing customer competitiveness and advancing sustainability. The ECHC Committee determined that both the Company's operational and safety goals performance fell between threshold and target.

As shown in the following chart, financial results along with performance on strategic, operational and safety goals resulted in an ALLETE annual incentive payout for 2022 that equaled 104.2 percent of target (compared to 115.3 percent in 2021).

2022 ALLETE AIP Results

Financial Metrics

Measurement	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout
Net Income	$181.19 million	$201.3 million	$221.45 million	$202.4 million	50.0%	105.6%	52.8%
Cash from Operating Activities	$330.57 million	$367.3 million	$404.03 million	$336.12 million	20.0%	55.5%	11.1%

Strategic Goals

	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout
Competitiveness and Sustainability	Advance Customer Competitiveness and Advance Renewable Enabling Transmission Projects			Between Target and Superior	10.0%	160.0%	16.0%
	Advance Sustainability			Between Target and Superior	8.0%	162.5%	13.0%

Operational Goals

	Threshold 50th percentile	Target 62.5 percentile	Superior 75th percentile	Actual	Weighting	Unweighted Results	Payout
Outage Duration (System Average Interruption Duration Index)	Q1: 14.63 Q2: 31.65 Q3: 40.21 Q4: 21.18	Q1: 12.87 Q2: 27.84 Q3: 35.37 Q4: 18.63	Q1: 11.10 Q2: 24.02 Q3: 30.53 Q4: 16.08	Q1: 7.61 Q2: 44.54 Q3: 31.73 Q4: 28.81	Q1: 0.5% Q2: 0.5% Q3: 0.5% Q4: 0.5%	94%	1.88%
Outage Frequency (System Average Interruption Frequency Index)	Q1: 0.16 Q2: 0.32 Q3: 0.36 Q4: 0.17	Q1: 0.14 Q2: 0.29 Q3: 0.32 Q4: 0.16	Q1: 0.13 Q2: 0.26 Q3: 0.29 Q4: 0.14	Q1: 0.13 Q2: 0.26 Q3: 0.29 Q4: 0.14	Q1: 0.5% Q2: 0.5% Q3: 0.5% Q4: 0.5%	62.5%	1.25%
Outage Interruptions (Customer Average Interruption Duration Index)	Q1: 94.70 Q2: 101.82 Q3: 116.09 Q4: 125.38	Q1: 88.20 Q2: 94.83 Q3: 108.13 Q4: 116.77	Q1: 81.70 Q2: 87.85 Q3: 100.16 Q4: 108.17	Q1: 87.66 Q2: 120.07 Q3: 94.58 Q4: 91.03	Q1: 0.5% Q2: 0.5% Q3: 0.5% Q4: 0.5%	127%	2.54%

Safety Goals

	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout
Safety Conversations	98%	99%	100%	99%	1.0%	100%	1.0%
ALLETE Moves Stretching Program	.75 x week	1.0 x week	1.25 x week	.89 x week	1.0%	60%	0.6%
Safety Incident Rate (reportable injuries per 100 employees)	60th percentile (1.9)	75th percentile (1.4)	80th percentile (0.9)	below 60th percentile (2.3)	2.0%	0%	0.0%
Safety Severity Rate (Lost workdays per 100 employees)	60th percentile (16.91)	75th percentile (10.88)	80th percentile (5.6)	80th percentile (5.6)	2.0%	2%	4.0%

	Total	104.2%

Long-Term Incentive Compensation Performance

Long-term incentives reflect performance over multi-year periods. PSAs awarded under the LTIP reward TSR relative to peer-group companies and EPS CAGR, both over a three-year period.

ALLETE's TSR for the three-year period ended December 31, 2022, was negative 10.3 percent, ranking us in the second percentile among the peer group, which was below threshold and resulted in no payout for TSR-related PSAs that were granted in 2020. ALLETE's EPS CAGR for the three-year period ended December 31, 2022, was negative two percent, which was also below threshold and resulted in no payout for the EPS CAGR-related PSAs that were granted in 2020.

2020 - 2022 LTIP Results


TSR Ranking Relative to Peer Companies
85th percentile
Superior
50th percentile
Target
30th percentile
Threshold
Actual: 2nd percentile →
EPS CAGR
8 percent
Superior
6 percent
Target
4 percent
Threshold
Actual: negative two percent →

2022 Compensation Decisions

Our 2022 executive compensation program remained materially consistent with prior years. The ECHC Committee based its compensation decisions on business factors, peer company compensation data, and pay-for-performance compensation analysis from Pearl Meyer, its independent compensation consultant. The ECHC Committee also considers each NEO's role, their performance, and other relevant factors, including the most recent shareholder advisory vote on executive compensation.

The ECHC Committee increased base salaries for all NEOs in 2022, except for Mr. Adams who retired in June 2022. Ms. Owen's base salary increased by eight percent in recognition of her performance in the CEO role to which she was promoted in 2020 and to bring her compensation closer to the market median. Mr. Morris received base salary increases in 2022 totaling 24 percent in recognition of his promotion to Senior Vice President and CFO and to bring his compensation closer to market median. Ms. Johnson received base salary increases in 2022 totaling 11 percent in recognition of her new role as ALLETE Vice President and President of ALLETE Clean Energy and to bring her compensation closer to the market median. Ms. Thickens and Mr. Cutshall each received base salary increases in 2022 totaling 13 percent due to expanded responsibilities and to bring compensation closer to the market median.

AIP target opportunities were increased in 2022 for Ms. Owen, Mr. Morris, Ms. Thickens, and Ms. Johnson; LTIP target opportunities were increased in 2022 for all NEOs, except for Mr. Adams. These increases reinforced the alignment of pay and performance, and brought their total target compensation closer to the market median. These annual incentive opportunities and the total target long-term incentive opportunity increases were as shown below:

	Target AIP Opportunity (% of Base Salary)	
	2022	2021
Ms. Owen	90%	85%
Mr. Morris	55%	45%
Ms. Thickens	50%	45%
Ms. Johnson	50%	45%

	Target LTIP Opportunity ($)	
	2022	2021
Ms. Owen	$850,000	$700,000
Mr. Morris	$250,000	$175,000
Ms. Thickens	$200,000	$175,000
Ms. Johnson	$225,000	$200,000
Mr. Cutshall	$200,000	$175,000

In each case, the total long-term incentive opportunity increase was allocated 75 percent to target PSA opportunity (Ms. Owen–$112,500 increase, Mr. Morris–$56,250 increase; Ms. Thickens–$18,750 increase, Ms. Johnson–$18,750, and Mr. Cutshall–$18,750 increase) and 25 percent to RSUs (Ms. Owen–$37,500 increase, Mr. Morris–$18,750 increase; Ms. Thickens–$6,250 increase, Ms. Johnson–$6,250 increase, and Mr. Cutshall–$6,250 increase).

The 2022 changes described in this section better aligned the NEOs' total compensation with that of ALLETE's peer companies; total compensation, however, remained below the market median for all NEOs.

COMPENSATION ELEMENTS SUMMARIZED: WHAT WE PAY AND WHY

	Element	Key Characteristics	Why We Pay this Element	How the Amount is Determined	2022 Decisions and Outcomes
Fixed	Base Salary	Competitive cash compensation.	Helps attract and retain executive talent.	We consider market data and other information from the ECHC Committee's independent compensation consultant, as well as experience, responsibilities, role within the executive group, and individual performance.	Base salary increases: Ms. Owen–8 percent; Mr. Morris–24 percent; Ms. Thickens–13 percent; Ms. Johnson–11 percent; and Mr. Cutshall–13 percent. Increases reflected job performance and additional responsibilities and were designed to bring base compensation closer to, the market median. Mr. Morris' increase was associated with his promotion to CFO in 2022.
Variable: Short-term Incentive	AIP	Payable in cash based on achievement of annual goals including financial targets, strategic and operational goals linked to operational objectives, and safety goals.	Rewards achievement of annual financial, strategic, operational, and safety goals.	The ECHC Committee approves performance measures, targets, and individual award opportunities, sets terms, and has discretion to reduce, increase, or eliminate awards.	ALLETE achieved above-target performance for net income, below-target cash flow from operating activities, above-target strategic performance, and below-target operational and safety results; resulting in payout of 104.2 percent of target for all NEOs except Ms. Johnson, whose 2022 AIP payout was at 87.3 percent of target, reflecting the combination of ALLETE's results and ACE's results.
Variable: Long-term Incentive	PSAs with TSR Metric	Payable in Common Stock at the end of the period based on achieving relative TSR goal over a three-year period; 37.5% of total target LTIP opportunity for the 2021-2023 and 2022-2024 performance periods.	Links NEO pay to performance; facilitates stock ownership, aligns NEO's interests with long-term shareholder value; and helps retain executive talent.	ALLETE's TSR relative to peer companies at the end of the three-year period determines the payout factor. Dividend equivalent shares are paid in connection with earned PSAs.	ALLETE's TSR for the three-year performance period ending December 31, 2022, ranked in 2nd percentile among peer group, resulting in no payout. For the 2020-2022 performance period, the TSR metric applied to 37.5% of the total target LTIP opportunity.
	PSAs with EPS CAGR Metric	Payable in Common Stock at the end of the period based on achieving EPS CAGR goal over a three-year period; 37.5% of total target LTIP opportunity for the 2021-2023 and 2022-2024 performance periods.	Links NEO pay to performance; facilitates stock ownership, aligns NEO's interest with financial measures important to Company growth; and helps retain executive talent.	ALLETE's EPS CAGR at the end of the three-year period determines the payout factor. Dividend equivalent shares are paid in connection with earned PSAs.	ALLETE's EPS CAGR for the three-year performance period ending December 31, 2022, negative two percent, resulting in no payout. For the 2020-2022 performance periods, the EPS CAGR metric applied to 37.5% of the total target LTIP opportunity.
	RSUs	Payable in Common Stock at the time of vesting; 25% of total target LTIP opportunity; subject to time-based vesting.	Coupled with PSAs, facilitates stock ownership, aligns the interests of officers with long-term shareholder value, and helps retain executive talent.	One RSU entitles the NEO to receive one share of Common Stock (and dividend equivalents) when the RSU vests at the end of a three-year period.	RSUs granted in 2020 vested on December 31, 2022.

PROCESS FOR DETERMINING EXECUTIVE COMPENSATION

The ECHC Committee establishes our executive compensation philosophy and objectives and oversees the administration of our executive compensation programs. The ECHC Committee sets the CEO's compensation, which is reviewed and ratified by the Board without the CEO's participation. In setting the CEO's compensation, the ECHC Committee considers the Board's annual evaluation of the CEO's performance, which assesses performance relative to a broad spectrum of desired leadership and effectiveness attributes established by the Board. The ECHC Committee also compares the CEO's compensation to the compensation of CEOs at other investor-owned electric utilities. Compensation benchmarking data is adjusted for the Company's size as measured by revenue and provides a market context for the ECHC Committee's decisions. The ECHC Committee also approves the compensation of the other NEOs after considering the CEO's recommendations regarding such compensation.

At the beginning of each year, the ECHC Committee, with the CEO's recommendation, approves performance goals and measures, award dates, performance or vesting periods, and forfeiture provisions for annual and long-term incentive awards.

As part of our ongoing commitment to monitor pay-for-performance alignment, in October 2022, the ECHC Committee reviewed Pearl Meyer's 2021 pay-for-performance analysis, which confirmed our view that our executive compensation programs contain appropriate elements that are linked to performance and are balanced, fair, and competitive.

Role of Management

For all NEOs, the CEO makes compensation recommendations to the ECHC Committee based, in part, on each NEO's experience and responsibility level and the CEO's assessment of the NEO's performance. The CEO works with each NEO to identify individual goals that are aligned with strategic objectives within each NEO's scope of responsibility. The CEO reviews each NEO's performance during the year identifying accomplishments, areas of strength, and areas for development. The CEO bases her evaluation on her knowledge of the NEO's performance, discussions with each NEO about their self-assessment, and on the executive compensation studies described on the following page. The CEO also recommends to the ECHC Committee financial and non-financial performance measures and target opportunities under the Company's incentive compensation plans.

Compensation Consultant Independence

The ECHC Committee's independent compensation consulting firm for 2022 was Pearl Meyer. Pearl Meyer is engaged by, and reports directly to, the ECHC Committee. The ECHC Committee has the sole authority to hire or terminate its compensation consultant. It is the ECHC Committee's policy that its Chair pre-approve any additional services its independent compensation consultant performs for management. The ECHC Committee reviewed and confirmed Pearl Meyer's independence in 2022.

Executive Compensation Studies

Annually, the ECHC Committee reviews the peer group that ALLETE uses for compensation benchmarking purposes. Compensation benchmarking is based on published salary surveys and proxy statement data from compensation benchmarking peer companies. Because there is a strong correlation between executive compensation pay levels and company size, the ECHC Committee compares executive pay levels with those at companies that are similar in size to ALLETE as measured by market capitalization and revenue. ALLETE's compensation peer group was made up of a subset of all the companies in the EEI Stock Index in 2021, which is the group used to determine the Company's relative TSR under the LTIP. Even within this subset, however, the companies range in size significantly. Accordingly, the compensation data is size-adjusted to establish appropriate market compensation comparisons for ALLETE. In 2021, the ECHC Committee approved the following 15-company peer group for 2022:


Compensation Benchmarking Peer Group


Alliant Energy Corporation	MDU Resources Group, Inc.	Otter Tail Corporation
Avista Corporation	MGE Energy, Inc.	PNM Resources, Inc.
Black Hills Corporation	NiSource, Inc.	Pinnacle West Capital Corporation
Hawaiian Electric Industries, Inc.	NorthWestern Corporation	Portland General Electric Company
IDACORP, Inc.	OGE Energy Corp.	Unitil Corporation

During 2020, El Paso Electric Company was acquired and is no longer a publicly traded utility, and is no longer included in ALLETE's compensation benchmarking peer group. With El Paso Electric Company removed from the peer group, NiSource, Inc. was added to maintain a comparison group size that was aligned with Pearl Meyer's recommendation.

In October 2021, the ECHC Committee directed Pearl Meyer to conduct two compensation benchmarking studies for ALLETE: one for the CEO and another for the other NEOs. These studies provided a basis for compensation recommendations made in 2022.

The CEO benchmarking study compared Ms. Owen's compensation to an external market using size-adjusted data from published surveys and compensation data disclosed in the proxy statements of the 15-company peer group. The study also analyzed CEO pay-for-performance practices and effectiveness. The Pearl Meyer report indicated that ALLETE's CEO compensation elements were consistent with the compensation elements generally provided to CEOs. The report further indicated that Ms. Owen's base salary, annual incentive opportunity, and long-term incentive opportunity were each below the 25th percentile of market median. In setting the CEO's compensation for 2022, the ECHC Committee also considered Ms. Owen's tenure in the position.

Pearl Meyer compared the other NEO's base salaries and annual and long-term incentive opportunities to market data using the same survey sources and proxy statement data used in the CEO analysis. The Pearl Meyer report indicated that base salaries, annual incentive opportunities, and long-term incentive opportunities for the other NEOs were, to varying degrees, below market median. In addition to relying on the independent analysis for the other NEOs, the CEO and the ECHC Committee also considered each NEO's specific roles within the organization and tenure in their position.

Using these processes, and taking into account performance and new roles and responsibilities, where applicable, the ECHC Committee made the following determinations in 2022: (1) each NEO's compensation included appropriate elements; (2) Ms. Owen's base salary, AIP target opportunity, and LTIP target opportunity should be increased; (3) Mr. Morris and Ms. Thickens should receive increases in base salary, AIP target opportunity, and LTIP target opportunity; (4) Ms. Johnson should receive an increase in base salary, AIP target opportunity, and LTIP target opportunity and, in light of her new role, her AIP opportunity should be tied 75% to ACE performance goals and 25% to ALLETE performance goals; and (5) Mr. Cutshall's base salary and LTIP target opportunity should be increased.

HOW WE LINK EXECUTIVE PAY TO PERFORMANCE

A significant portion of our NEOs' compensation is tied to Company performance. Annual incentives focus on achieving annual financial, strategic, operational, and safety goals. Long-term incentives reward long-term profitability, facilitate stock ownership, and provide an incentive to remain employed with the Company.

Total compensation generally increases as position and responsibility increase; at the same time, a greater percentage of total compensation is tied to performance, and therefore at risk, as reflected in our NEOs' annual and long-term incentive opportunities.

We consider market data and Pearl Meyer's advice in setting executive compensation. We establish market ranges for our NEOs' compensation using data from investor-owned electric utilities. In setting individual compensation, we consider experience in the position, performance, job responsibilities, and relative role among the executive management group. If market data were insufficient to establish a range for a specific position, we would also consider internal equity among our NEOs, taking into account the relative responsibilities for each position.

We generally set compensation so that when target performance is achieved under the Company's incentive compensation plans, total compensation is near the market median of ALLETE's compensation peer group. Consistent with our pay-for-performance philosophy, NEOs earn higher compensation when actual performance exceeds target goals. Conversely, when the Company does not meet target goals, total compensation will generally fall below the median.

2022 total compensation opportunity for the NEOs was divided between base salary and incentive opportunities. The charts below illustrate the breakdown of compensation elements expressed as a percentage of total target compensation:



CEO

LTIP
Target
39%
AIP
Target
29%
Base Salary
32%

Other NEOs (Excluding CEO)

LTIP Target
31%
AIP
Target
24%
Base Salary
45%

The chart on the right reflects an average, for all NEOs except the CEO, of the percentage of total target compensation that is represented by each compensation element. For both charts, total target compensation is calculated using the NEOs' 2022 target opportunities for annual and long-term incentives and base salary as of December 31, 2022, except for respect for Mr. Adams whose base salary is as of his retirement in June 2022.

Annual Incentive Awards

At the beginning of each year, the ECHC Committee, with the CEO's recommendations, approves performance measures and targets for the annual incentive awards, as well as individual target award opportunities. The ECHC Committee has discretion to establish the terms of annual incentive awards and also the ability to reduce, increase, or eliminate awards, regardless of whether applicable performance goals have been achieved. The ECHC Committee sets annual incentive opportunity levels such that if the Company achieves target goals, the combination of salary and annual incentives will result in total cash compensation near the market median for ALLETE's compensation peer group.

2022 AIP Target Opportunities

	AIP Target Opportunity as a Percentage of Base Salary
Ms. Owen	90.0%
Mr. Morris[1]	54.2%
Ms. Thickens[2]	48.3%
Ms. Johnson	50.0%
Mr. Cutshall	45.0%
Mr. Adams	65.0%

[1] Mr. Morris' total 2022 target opportunity was prorated, with 1/12 at a 45% target opportunity and 11/12 at a 55% target opportunity, resulting in an average of 54.2% target opportunity.

[2] Ms. Thickens' total 2022 target opportunity was prorated, with 4/12 at a 45% target opportunity and 8/12 at 50% target opportunity, resulting in an average of 48.3% target opportunity.

The ALLETE AIP performance goals, weighting, and measures for all NEOs, except Ms. Johnson, were as follows:

ALLETE AIP Performance Goals, Weighting, and Measures

Performance Goals	Weighting	Measures		
		Threshold	Target	Superior
Net Income[1]	50%	$179.0 million	$198.9 million	$218.8 million
Cash from Operating Activities[2]	20%	$330.6 million	$367.3 million	$404.0 million
Strategic	18%			
Operational	6%		Described Below	
Safety	6%			

[1] Threshold net income was set at 90 percent of the Company's budgeted net income, target was set at budget, and superior was set at 110 percent of budget. Net income for annual incentive calculation purposes is described in more detail below.

[2] Threshold cash from operating activities goal was set at 90 percent of the Company's budgeted cash from operating activities, target goal was set at budget, and superior goal was set at 110 percent of budget. Cash from operating activities for annual incentive calculation purposes is described in more detail below.

ALLETE AIP Financial Goals

The 2022 AIP financial measures, established at the beginning of the 2022 plan year, were net income (weighted at 50%) and cash from operating activities (weighted at 20%). The ECHC Committee selected net income because it is a widely-used financial performance measure that reflects the combination of revenue generation and expense management. Cash from operating activities was selected because it indicates the Company's ability to generate funds internally for capital projects, to repay debt, and to pay dividends and interest. Both measures also can affect the Company's stock price.

With respect to both the Net Income and Cash from Operating Activities metrics, the ECHC Committee established specific exclusions and adjustment guidelines at the beginning of the performance period.

ALLETE AIP Strategic, Operational, and Safety Goals

AIP also rewards strategic, operational, and safety performance. Each year, the ECHC Committee reviews the allocation between financial goals and strategic, operational, and safety goals. For 2022, our strategic, operational, and safety goals remained at a combined 30 percent of the overall opportunity and the achievement of these goals is measured independently of the financial goals. Therefore, it would have been possible to earn an annual incentive payout based on achieving strategic, operational, and safety goals even if financial goals had not been met.

Strategic, operational, and safety goals are linked to strategic, operational, and safety objectives and are also aligned with ALLETE's core values: *integrity, safety, people*, and *planet*.

ALLETE's 2022 strategic goals were to advance customer competitiveness, advance transmission strategy, and advance sustainability in all dimensions. Specific sustainability goals encompassed the following: continuing to reduce carbon emissions; implementing solar projects; advancing DE&I in our workforce, supply chain, communications, customers, and community giving; and enhancing sustainability communication and disclosures. Our 2022 operational goals were designed to demonstrate ALLETE's commitment to customer service as measured by goals relating to system reliability. Specifically, operational goals focused on system reliability and were measured quarterly by the System Average Interruption Duration Index, System Average Interruption Frequency Index, and Customer Average Interruption Duration Index relative to the EEI utilities' three-year average results. Safety goals were designed to demonstrate continuous safety improvement, which we measure based on both leading and lagging indicators. Safety goals included tracking the number and severity of incidents recorded with the Occupational Safety and Health Administration and implementing proactive safety measures designed to support "zero injury" efforts, such as the ALLETE Moves stretching program and leadership safety conversations. An employee fatality, or a willful disregard of an environmental, reliability, or Federal Energy Regulatory Commission regulation or standard, would result in a reduction to, or non-payout of, safety goals.

The CEO, with input from senior management, reports the progress made on strategic goals and operational and value goals to the ECHC Committee. The ECHC Committee then determines the extent to which performance targets have been achieved.

2022 AIP Results

All NEOs, except Ms. Johnson, earned 104.2 percent of their respective 2022 target annual incentive opportunity (compared to 115.3 percent in 2021).

To calculate the financial goals for AIP purposes, the ECHC Committee established specified exclusions and adjustment guidelines at the beginning of the plan year. The ECHC Committee also determined at the beginning of the plan year that it would evaluate on a case-by-case basis the effect of discrete, non-recurring events that might occur during the plan year.

As disclosed in ALLETE's Form 10-K for the year ended December 31, 2022, prior to adjustment, Net Income Attributable to ALLETE was $189.3 million (compared to $169.2 million for 2021). That amount was then increased by an overall $10.72 million, in accordance with the ECHC Committee's predetermined exclusions and its guidelines for evaluating, on a case-by-case basis, the impact of discrete, non-recurring events that occur during the plan year, to reflect the following adjustments to net income for AIP purposes: (1) the exclusion of ALLETE Properties financial results (decreased by $4.19 million); (2) the strategic decision to defer into 2023 a solar project budgeted for 2022 (increased by $5.03 million); (3) a reserve adjustment following the Minnesota Power rate case outcome in 2022 (increased by $12.3 million); and (4) acquisition activities and post-acquisition operations of New Energy (decreased by $2.42 million). After these exclusions, 2022 net income for AIP purposes was slightly above target at $200.0 million.

As disclosed in ALLETE's Form 10-K for the year ended December 31, 2022, Cash from Operating Activities for the year ended December 31, 2022, prior to adjustment, was $221.3 million (compared to $263.5 million for 2021). That amount was then increased by an overall $114.82 million in accordance with the ECHC Committee's predetermined exclusions and its guidelines for evaluating, on a case-by-case basis, the impact of discrete, non-recurring events that occur during the plan year, to reflect the following adjustments to cash from operating activities for AIP purposes: (1) ALLETE Properties operations (decreased by $4.85 million); (2) the timing of accounting for the Minnesota Power fuel adjustment clause true-up (decreased by $15.07 million); (3) ACE's build-own-transfer construction projects that are included in inventory (increased by $117.95 million); and (4) post-acquisition operations of New Energy (increased by $16.79 million). After these adjustments, 2022 cash from operating activities for AIP purposes was slightly above threshold at $336.1 million.

With respect to strategic, operational, and safety goals we achieved a combined level that fell between target and superior.

The AIP results were calculated as follows:

2022 ALLETE AIP Payout

Performance Goal	Weighting	Unweighted Results	Payout[1]
Net Income	50%	105.6%	52.8%
Cash from Operating Activities	20%	55.5%	11.1%
Strategic Goals	18%	161.1%	29.0%
Operational Goals	6%	95.0%	5.7%
Safety Goals	6%	93.3%	5.6%
Total	100%		104.2%

[1] Payout is expressed as a percentage of the NEO's annual incentive target opportunity.

Ms. Johnson's 2022 AIP performance goals, weighting, and measures were divided between the ALLETE AIP program described above and the ACE program. Ms. Johnson earned 87.3 percent of her 2022 target annual incentive opportunity. Ms. Johnson was named ALLETE Vice President and ACE President in August 2022. For the period January through August 2022, Ms. Johnson's AIP award was tied 100 percent to ALLETE's performance goals, which paid out at 104.2 percent of target opportunity; for the period September through December, 25 percent of Ms. Johnson's award was tied to ALLETE goals and 75 percent of her award was tied to ACE performance goals, which paid out at 36.6 percent of target opportunity. ACE's net income and return on capital results were below threshold (resulting in no payout) and ACE's strategic and operational goals were achieved at below-target levels (resulting in a 20.8 percent payout). The ACE 2022 annual incentive goals, weighting, measures, and results were as follows:

ACE 2022 AIP Performance Goals, Weighting, Measures, and Results

	Threshold	Target	Superior	Actual	Weighting	Unweighted Results	Payout[1]
			Financial Metrics				
ALLETE Net Income[2]	$179.0 million	$198.9 million	$218.8 million	$200 million	15.0%	105.3%	15.8%
ACE Net Income[3]	$38.2 million	$42.4 million	$46.6 million	$16.3 million	30.0%	—%	—%
ACE Return on Capital[4]	4.7%	5.5%	6%	1.9%	15.0%	—%	—%
			Strategic Goals				
Portfolio Optimization	Develop Long-term Solutions for Legacy Fleet			Threshold	15.0%	50.0%	7.5%
	Advance and Execute Project Development Pipeline			Below Threshold	15.0%	—%	—%
			Operational and Safety Goals				
Revenue-Weighted Fleet Availability (Relative to three-year historical fleet-wide average)	95.0%	97.0%	98.0%	95.6%	5.00%	66%	3.3%
Safety Conversations	98%	99%	100%	100%	1.25%	200%	2.5%
Safety Conversations: Quality Surveys Participation	70%	80%	90%	95.4%	1.25%	200%	2.5%
ALLETE Moves Stretching Program (Employees record activity sessions at least eight times per month)	85%	90%	100%	100%	1.25%	200%	2.5%
Safety Severity Rate (Lost workdays per 100 employees)	60th percentile (16.91)	75th percentile (10.88)	80th percentile (5.6)	100th percentile (0)	1.25%	200%	2.5%
						Total	36.6%

[1] Payout is expressed as a percentage of annual incentive target opportunity.

[2] Threshold net income was set at 90 percent of ALLETE's budgeted net income, target was set at budget, and superior was set at 110 percent of budget. Net income for annual AIP calculation purposes is described in more detail starting on page 44.

[3] Threshold net income was set at 90 percent of ACE's budgeted net income, target was set at budget, and superior was set at 110 percent of budget. ALLETE net income for AIP calculation purposes is described in more detail above.

[4] Threshold return on capital net income was set at ACE's budgeted return on capital, target was set at 105 percent of budget, and superior was set at 110 percent of budget. Return on capital for AIP purposes is calculated by adding ACE's after-tax interest expense to ACE's net income and dividing that sum by ACE's debt and equity.

The ECHC Committee believes that the AIP provides appropriate motivation and does not encourage excessive business risks because it has multiple goals that align with the objectives of different stakeholders (e.g., shareholders, customers, regulators, and employees). The annual incentive provides payment opportunity levels that are market-competitive, and includes a cap on the maximum award amount.

Long-Term Incentive Awards: PSAs and RSUs

We use long-term incentive compensation to reward executives for achieving business objectives that are designed to grow long-term shareholder value. The time-vesting and forfeiture provisions associated with long-term incentive compensation also encourage NEOs to stay with the Company. Long-term incentive compensation elements consist of PSAs and RSUs.

The ECHC Committee grants the PSAs and RSUs under the LTIP at the beginning of each year. Although the ECHC Committee can make additional grants at other times of the year, it did not do so in 2022 for any NEO with the exception of an additional grant for Mr. Morris due to his promotion to CFO. We do not time equity awards to the release of material, non-public information. ECHC Committee meeting schedules are generally set six months prior to the start of the calendar year.

Performance Share Awards (PSAs)
PSAs reward executives for performance over a three-year period. Rewarding executives for creating long-term shareholder value links pay to performance.

For all outstanding performance periods, performance is measured, in whole or in part, by ALLETE's TSR (i.e., the investment return for a share of Common Stock, assuming full dividend reinvestment) relative to a group of peer companies. The ECHC Committee selected relative TSR because it measures the value shareholders realize from their investment in Common Stock as compared to investment opportunities available in comparable companies. Beginning with the 2020-2022 performance period, performance also was measured by EPS CAGR. The ECHC Committee selected EPS CAGR because it measures, in absolute terms, how the Company's earnings per share over the three-year period compares to our established long-term growth objectives.

The performance period begins on the first day of the three-year performance period. The payment amount with respect to any award is determined at the end of the three-year period. In 2022, NEOs were granted PSAs for the three-year performance period beginning on January 1, 2022, and ending on December 31, 2024.

For the 2022-2024 performance period, the ECHC Committee set target relative TSR at the 50th percentile among the peer group, with threshold set at the 30th percentile, and superior set at the 85th percentile. If ALLETE's relative TSR percentile at the end of the performance period falls below threshold, no PSAs will be earned. Straight-line interpolation will be used to determine earned awards based on a relative TSR percentile result between threshold, target, and superior.

For all outstanding performance periods, ALLETE's TSR was or will be compared to the TSR of a peer group made up of the companies in the EEI Stock Index. The ECHC Committee believes that the companies comprising the EEI Stock Index reflect comparable investment alternatives available to shareholders. The specific peer group we use consists of all the companies that were in the EEI Stock Index as of December 31 of the last year in each three-year performance period, and that have been in the EEI Stock Index for at least three full years as of that date.

The EEI Stock Index companies as of December 31, 2022, based on information published as of that date, were as follows:

TSR Peer Group Companies[*]

Alliant Energy Corporation	Entergy Corporation	Otter Tail Corporation
Ameren Corporation	Evergy, Inc.	PG&E Corporation
American Electric Power Company	Eversource Energy	Pinnacle West Capital Corporation
Avangrid, Inc.	Exelon Corporation	PNM Resources, Inc.
Avista Corporation	FirstEnergy Corp.	Portland General Electric Company
Black Hills Corporation	Hawaiian Electric Industries, Inc.	PPL Corporation
CenterPoint Energy, Inc.	IDACORP, Inc.	Public Service Enterprise Group, Inc.
CMS Energy Corporation	MDU Resources Group, Inc.	Sempra Energy
Consolidated Edison, Inc.	MGE Energy, Inc.	The Southern Company
Dominion Energy, Inc.	NextEra Energy, Inc.	Unitil Corporation
DTE Energy Company	NiSource, Inc.	WEC Energy Group, Inc.
Duke Energy Corporation	NorthWestern Corporation	Xcel Energy Inc.
Edison International	OGE Energy Corp.	

[*] Companies can be dropped from or added to the EEI Stock Index during the performance period due to mergers or other activities. If a company is dropped from the EEI Stock Index during the performance period, no information related to that company will be included in the performance calculation. A company that is newly added to the EEI Stock Index after the start of the performance period also will be excluded from the performance calculation. If a company in the EEI Stock Index at the beginning of a performance period undergoes a corporate restructuring during the performance period and the company remains in the EEI Stock Index following the transaction, the company will be included in the performance calculation. During 2019, SCANA Corporation merged with Dominion Energy, Inc., and Vectren Corporation merged with CenterPoint Energy, Inc. During 2020, El Paso Electric was dropped from the EEI Stock Index after being acquired by a private investment fund.

During the three-year performance period ending on December 31, 2022, ALLETE's shareholders realized a TSR of negative 10.3 percent, ranking us in the 2nd percentile of the peer group companies, and resulting in no PSA payout.

For the 2020-2022 performance period, EPS CAGR was measured using as a baseline ALLETE's EPS for the year ending December 31, 2019, adjusted to exclude the gain on the sale of U.S. Water Services and results from U.S. Water Services operations, and calculating ALLETE's annual EPS, with those exclusions, at the end of the three-year performance period. During the three-year performance period ending on December 31, 2022, ALLETE EPS CAGR was negative two percent, ranking us below threshold, and resulting in no PSA payout.

For the 2021-2023 performance period, EPS CAGR will be measured using as a baseline ALLETE's EPS for the year ending December 31, 2020 and calculating ALLETE's annual EPS at the end of the three-year performance period. For the 2022-2024 performance period, EPS CAGR will be measured using as a baseline ALLETE's EPS for the year ending December 31, 2020 and calculating ALLETE's annual EPS at the end of the three-year performance period. Target was set at the midpoint of earnings guidance, or six percent, with threshold at four percent, and superior at eight percent. If the EPS CAGR percentage result at the end of the performance period is below threshold, no PSAs with the EPS CAGR performance metric will be earned. Straight-line interpolation will be used to determine earned awards based on the EPS CAGR percentage result between threshold, target, and superior.

<u>Restricted Stock Units (RSUs)</u>

RSUs are used as a retention incentive and to encourage stock ownership. One RSU entitles the NEO to receive one share of Common Stock and accrued dividend equivalents after the RSU vests at the end of a three-year period.

The table below shows 2022 LTIP target opportunities for the NEOs. For all NEOs, the target opportunities were allocated as follows: 75 percent to PSAs (half of which use relative TSR as the performance metric and half of which use EPS CAGR as the performance metric) and 25 percent to RSUs. The Company retained Willis Towers Watson to calculate the estimated fair value of PSAs. For PSAs with relative TSR as the associated performance measure, the estimated fair value reflects a modeled probability of achieving the performance goals, employing a Monte-Carlo simulation that uses an underlying Black-Scholes model. The target number of PSAs (TSR) is determined by dividing each NEO's target award opportunity—shown in the table below—by $77.61, the estimated fair value of a PSA (TSR) as of December 31, 2021. For PSAs with EPS CAGR as the associated performance metric, the valuation was calculated using a per-share value of $66.35, the closing price for Common Stock on December 31, 2021. The number of RSUs granted to the NEOs was also calculated using a per-share value of $66.35.

LTIP Target Opportunities for 2022–2024 Performance Period

		Allocation of Long-Term Incentive Plan Target Opportunity				
	Total Target Opportunity	PSAs with TSR Performance Metric	PSAs with EPS CAGR Performance Metric	PSAs as % of Total Target Opportunity	RSUs	RSUs as % of Total Target Opportunity
Ms. Owen	$850,000	4,107	4,804	75%	3,203	25%
Mr. Morris	$250,000	1,208	1,413	75%	942	25%
Ms. Thickens	$200,000	966	1,130	75%	754	25%
Ms. Johnson	$225,000	1,087	1,272	75%	848	25%
Mr. Cutshall	$200,000	966	1,130	75%	754	25%
Mr. Adams	$350,000	1,691	1,978	75%	1,319	25%

The ECHC Committee has discretion to modify or eliminate awards, whether or not performance goals have been achieved. The ECHC Committee did not exercise discretion to modify or eliminate LTIP awards during 2022.

OTHER GUIDELINES, POLICIES, BENEFITS, AND PRACTICES

Executive Share Ownership Guidelines

We believe NEOs should be ALLETE shareholders to encourage them to act as owners and focus on long-term, sustained performance when making business decisions. We use Common Stock to fund NEOs' long-term incentive compensation and a portion of the Company's contribution to NEOs' tax-qualified, defined-contribution retirement savings plan accounts.

Under our share ownership guidelines that have been established by the CG Committee as discussed on page 30, Ms. Owen is expected to own shares of Common Stock that have a value equal to five times her annual base salary. Mr. Morris is expected to own shares of Common Stock that have a value equal to three times his annual base salary. All other NEO are expected to own shares of Common Stock that have a value equal to their respective annual base salary.

Common Stock may be owned directly by the NEO, owned jointly with or separately by the NEO's spouse, or held in trust for the benefit of the NEO, the NEO's spouse, or the NEO's dependent children. RSUs that have been granted but not yet time-vested are counted as Common Stock under the share ownership guidelines.

The share ownership guidelines essentially require that NEOs retain 100% of any Common Stock they receive under the LTIP (after share withholding to satisfy tax obligations) until they have achieved the applicable ownership guideline.

NEOs are expected to meet their share ownership guideline within seven years after first becoming subject to the stock ownership guidelines. NEOs who are promoted to a position with a higher stock ownership expectation have five years from the promotion to meet their new guideline.

At least annually, the CG Committee reviews Common Stock ownership to confirm that the NEOs have met or are making reasonable progress toward their stock ownership guidelines.

The CG Committee may reduce the share ownership guideline for a Director or NEO following a publicly announced plan to retire or in other circumstances the CG Committee deems appropriate.

Each NEO has already met, or is making reasonable progress toward meeting, their share ownership guideline. Common Stock ownership levels as of March 10, 2023, and how ownership is measured against share ownership guidelines as of March 10, 2023, are shown in the table on page 9.

Compensation Recovery Policy

Our Compensation Recovery Policy, sometimes called a clawback policy, allows ALLETE to recover incentive payments and other forms of compensation from NEOs if any of the following events occur:

- *Financial restatement.* In the event of an accounting restatement due to material non-compliance with financial reporting rules, we can recover any excess payments made pursuant to the AIP or the LTIP in the three-year period prior to the date on which the Company is required to prepare the restatement.

- *Error*. In the event of a material error in the measurement of performance criteria, we can recover any excess payments made pursuant to the AIP or the LTIP during the three years prior to the discovery of the error.

- *Misconduct*. If an NEO engages in criminal behavior or work-related dishonesty, we can recover any AIP awards, LTIP awards, and bonuses that were paid during and subsequent to the period of misconduct.

Shareholder Advisory Voting on Executive Compensation

Each year, shareholders cast an advisory vote on executive compensation, commonly known as a "say-on-pay." At the 2022 Annual Meeting, more than 92.9 percent of the votes cast by our shareholders approved the Company's 2021 executive compensation on an advisory basis.

We believe that this say-on-pay vote affirms our executive compensation philosophy and objectives. The ECHC Committee considers the result of the say-on-pay vote as it makes its compensation decisions and the most recent shareholder advisory approval was a factor in the ECHC Committee's decision not to make any fundamental changes to ALLETE's executive compensation program.

We believe that holding an advisory shareholder say-on-pay vote on an annual basis is the appropriate frequency to promote shareholder awareness of executive compensation and to allow shareholders to provide feedback about ALLETE's executive compensation practices on a regular basis. Annual say-on-pay voting is also consistent with ALLETE's desire to maintain effective relationships with our shareholders.

Pledging, Hedging, and Short Sales by NEOs Prohibited

NEOs are prohibited from holding Common Stock in a margin account or otherwise entering into any pledge arrangement that would permit a third party to sell the securities without the NEO's consent or knowledge. In addition, NEOs may not enter into any transaction that allows them to be insulated from the full risk or reward of Common Stock ownership (i.e., hedging) and NEOs may not enter into any transaction that could result in allowing them to benefit from a decrease in the value of Common Stock (e.g., short sale).

Retirement and Other Broad-Based Benefits

We provide benefits, including retirement benefits, to attract and retain executive talent. Retirement benefits also reward long-term service with the Company. NEOs are eligible for retirement benefits under the same plans available to other eligible employees. NEOs are also eligible for supplemental retirement benefits under our supplemental executive retirement plans.

NEOs participate in a range of broad-based employee benefits, including vacation pay, sick pay, disability benefits, a flexible compensation plan, an employee stock purchase plan, group term life insurance, and both active and post-retirement health benefits.

Tax-Qualified Retirement Benefits

For all NEOs except Ms. Thickens, who was hired after September 2006, we provide tax-qualified retirement benefits from two primary sources: (1) the RSOP, a defined-contribution retirement savings and stock ownership plan, and (2) traditional defined benefit pension plans. Since October 2006, we have emphasized delivering nonunion retirement benefits through the RSOP; therefore, for Ms. Thickens, her tax-qualified retirement benefit comes only from the RSOP. Both the RSOP and pension plan benefits are intended to be tax-qualified.

The RSOP has features of both an employee stock ownership plan and a 401(k) savings plan. NEOs may elect to defer salary into the RSOP up to the limits imposed by the Tax Code and the RSOP. In addition, we contribute to the NEOs' RSOP accounts a matching contribution of up to four percent of base salary for all NEOs, except Ms. Thickens, and up to five percent for Ms. Thickens. All NEOs, except Ms. Thickens, are also eligible for an annual Company contribution of between 8.5 percent and 11.5 percent of base salary, depending on the NEO's age. Ms. Thickens is eligible for an annual contribution of six percent. The amount contributed by the Company to each NEO under the RSOP is included in column (h) of the Summary Compensation Table on page 56.

The present value of each eligible NEO's pension benefits as of December 31, 2022, is shown in the Pension Benefits table on page 64. The 2022 increase in the pension benefits value for each eligible NEO is included in column (g) of the Summary Compensation Table on page 56.

Supplemental Executive Retirement Benefits

We provide supplemental retirement benefits to NEOs through the SERP, our non-tax-qualified retirement plan. Generally, the SERP is designed to provide benefits that, in the aggregate, substantially equal the benefits the NEOs would have been entitled to receive if the Tax Code did not limit the types and amounts of compensation that can be considered under tax-qualified benefit plans. Providing SERP benefits is also a recruiting and retention strategy for executive talent because it provides additional retirement planning opportunities.

The SERP has three components: a supplemental pension benefit, a supplemental defined contribution benefit, and a deferral account benefit. The SERP benefits are discussed in more detail starting on page 65.

Perquisites

The Company gives executives limited perquisites. Perquisites are tailored to the individual NEO, take into account business purpose, and may include: club memberships; reimbursement for financial and tax planning services; identity theft coverage; approved travel, meal, and entertainment expenses for spouses; and executive physicals. As required by the Tax Code, we impute income to the NEOs for reimbursement of personal expenses; we provide no tax gross-ups for this imputed income.

The ECHC Committee has reviewed all perquisites and determined that they are a minimal component of total compensation and facilitate the NEOs' performance of their job responsibilities. In 2022, each NEO received less than $10,000 in perquisites.

Severance Benefits

We have no employment agreements with any of our NEOs. Under the CIC Severance Plan, NEOs could receive severance benefits in connection with a change in control of the Company. The CIC Severance Plan would provide benefits in the event of an involuntary termination of employment (or resignation following certain unfavorable changes made to an NEO's duties, compensation, or benefits) occurring within six months before, or up to two years after, a change in control. The CIC Severance Plan is designed to encourage executives to remain dedicated and objective when evaluating transactions that could result in a loss of employment in connection with a potential change in control and to minimize the risk that executives would depart prior to a change in control. The ECHC Committee believes that the most effective way to accomplish these objectives is to require both a change in control and termination of employment before severance benefits are paid. This ensures that NEOs would not receive severance benefits unless they are adversely affected by a change in control.

During 2022, the CIC Severance Plan would have provided Ms. Owen and Mr. Morris with a lump-sum severance payment equal to two and one-half times their annual cash compensation. The CIC Severance Plan would have provided Ms. Thickens, Ms. Johnson, and Mr. Cutshall with a lump-sum severance payment equal to two times their annual cash compensation. Mr. Adams' eligibility for benefits under the CIC Severance Plan ended upon his retirement in June 2022. The CIC Severance Plan also contains a modified payment cap whereby the payment would be reduced below the Tax Code Section 280G safe harbor amount if that would result in a greater after-tax amount to the NEO than the after-tax amount that would be retained if the Company paid an unreduced benefit subject to the excise tax. We provide no tax gross-up in connection with any severance payments under the CIC Severance Plan. As it does each year, the ECHC Committee reviewed the terms of the CIC Severance Plan in 2022, in consultation with Pearl Meyer, and believes that the CIC Severance Plan aligns with mainstream practice.

The SERP II includes a change in control provision that accelerates payment of the supplemental executive retirement benefits and deferral account benefits, earned after December 31, 2004, upon a termination of employment in connection with a change in control. There are also change in control features in both the AIP and the LTIP. The change in control features in the SERP II, the AIP, and the LTIP are designed to protect NEOs from losing previously-granted benefits on account of a change in control.

The potential value of the change in control severance benefits is discussed more fully in the "Potential Payments Upon Termination or Change in Control" section starting on page 69.

Tax and Accounting Considerations

We attempt to structure NEOs' compensation in a manner that maximizes the Company's ability to recognize tax deductions and we consider the accounting implications of our compensation elements. Because the primary objectives of our compensation programs are tied to performance, however, the ECHC Committee may design a compensation structure regardless of whether it qualifies for a tax deduction or more favorable accounting treatment if deemed in the Company's best interest. We do not provide tax gross-ups on payments to NEOs, except in connection with relocation expenses covered under the Company's broad-based relocation policy.

Section 280G of the Tax Code limits the amount that we may deduct for payments in connection with a change in control, commonly referred to as "parachute payments." If total payments to any covered individual in connection with a change in control exceed the Section 280G limits, the Company's deduction would be limited and the recipient's parachute payments would be subject to an excise tax. The CIC Severance Plan has a modified severance payment cap that limits payments to a level below the safe harbor amount provided by Tax Code Section 280G if the NEO would retain a greater after-tax amount than the after-tax amount that would be retained if the Company paid an unreduced benefit that was subject to the excise tax.

EXECUTIVE COMPENSATION AND HUMAN CAPITAL COMMITTEE REPORT

The ECHC Committee has reviewed the CD&A and discussed it with management. Based upon such review and the related discussions, the ECHC Committee has recommended to the Board that the CD&A be included in this Proxy Statement and ALLETE's Form 10-K for the year ended December 31, 2022.

March 23, 2023

Executive Compensation and Human Capital Committee
Robert P. Powers, Chair
Susan K. Nestegard, *ex officio*
Madeleine W. Ludlow
Barbara A. Nick
Charlene A. Thomas

EXECUTIVE COMPENSATION TABLES

The following table sets forth information for the last three fiscal years. Information for fiscal year 2020 and 2021 is not provided for Mr. Cutshall because he was not an NEO prior to 2022.

Summary Compensation Table–2022

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Non-Equity Incentive Plan	Change in Pension	All Other	
Name and Principal Position[1]	Year	Salary	Bonus[2]	Stock Awards[3]	Compensation[4]	Value[5]	Compensation[6]	Total
Bethany M. Owen	2022	$696,116	—	$797,313	$656,482	—	$188,511	$2,338,422
Chair, President and CEO	2021	$644,132	—	$757,908	$637,131	$385,368	$154,000	$2,578,539
	2020	$537,128	—	$596,185	$434,424	$307,375	$110,232	$1,985,344
Steven W. Morris	2022	$360,111	$40,000	$234,767	$211,150	—	$81,163	$927,191
Senior Vice President and	2021	$298,072	—	$189,450	$156,530	$28,446	$66,123	$738,621
CFO	2020	$285,068	—	$149,046	$116,381	$82,061	$54,231	$686,787
Margaret A. Thickens	2022	$349,980	$40,000	$187,578	$187,315	—	$68,273	$833,146
Vice President, Chief Legal	2021	$322,896	—	$189,450	$170,216	—	$58,733	$741,295
Officer, and Corporate	2020	$288,497	—	$173,832	$125,351	—	$48,466	$636,146
Secretary								
Nicole R. Johnson	2022	$333,808	$40,000	$211,075	$153,738	—	$67,707	$806,328
Vice President and President	2021	$311,517	—	$216,554	$164,217	—	$62,980	$755,268
ALLETE Clean Energy	2020	$287,127	—	$198,701	$136,051	$49,566	$63,899	$735,344
Patrick L. Cutshall	2022	$278,520	$20,000	$187,578	$138,912	—	$64,618	$689,628
Vice President and Corporate								
Treasurer								
Robert J. Adams	2022	$212,891	—	$328,297	$145,281	—	$200,114	$886,583
Retired Senior Vice President;	2021	$423,942	—	$379,028	$321,576	$233,188	$103,841	$1,461,575
and former CFO	2020	$405,449	—	$347,746	$268,981	$619,418	$98,319	$1,739,913

[1] The principal positions shown above are as of March 10, 2023.
[2] The amounts in column (d) represent discretionary cash bonuses paid in connection with the acquisition of New Energy.
[3] The amounts shown in column (e) represent the actuarial value of a future payout for RSUs and PSAs granted in 2022 pursuant to the LTIP and are not amounts that were paid to the NEO in the year reported. The actual amount that the NEO will earn will depend on the extent to which long-term incentive goals are achieved and on the then-current market price of Common Stock. The actual value each NEO realized in 2022 from stock awards in prior years is shown in the "Option Exercises and Stock Vested" table on page 64. The amounts in column (e) relate to RSU and PSA opportunities awarded to the NEOs during 2022. The amounts shown reflect the grant date fair value determined in accordance with generally accepted accounting principles under ASC 718, using the same assumptions used in the valuation of compensation expenses disclosed in Note 13 to the Company's Consolidated Financial Statements contained in ALLETE's Form 10-K for the year ended December 31, 2022, but based on a modeled probability of reaching performance goals and excluding the effect of estimated forfeitures. The values for 2022 and 2021 were calculated by our consultant, Willis Towers Watson; the values for 2020 were calculated by our prior consultant, Mercer. For PSAs with TSR as the performance metric, the estimated value was calculated using a Monte-Carlo simulation with an underlying Black-Scholes model. For both RSUs and PSAs with EPS CAGR as the performance metric, the estimated value was calculated using the closing price of Common Stock on February 1, 2022. The grant date fair value is the total amount that we will recognize as an expense over the awards' vesting period, except that the amounts shown do not include a reduction for forfeitures.

The amounts shown in column (e) for 2022 are comprised of the following:

| | RSUs | PSAs* | |
		PSAs with TSR Metric	PSAs with EPS CAGR Metric
Bethany M. Owen	$203,038	$289,749	$304,526
Steven W. Morris	$59,779	$85,319	$89,669
Margaret A. Thickens	$47,796	$68,151	$71,631
Nicole R. Johnson	$53,755	$76,688	$80,632
Patrick L. Cutshall	$47,796	$68,151	$71,631
Robert J. Adams	$83,611	$119,300	$125,385

   * The maximum grant date fair value for each NEO's unearned 2022 PSA grant, assuming that the highest level of performance will be achieved, is as follows: Ms. Owen—$1,188,549, Mr. Morris—$349,976, Ms. Thickens—$279,564, Ms. Johnson—$314,640, Mr. Cutshall—$279,564, and Mr. Adams—$489,371.

[4] The amounts in column (f) reflect annual incentive awards earned in 2022 and paid in 2023.

[5] All amounts shown in column (g) represent the actuarial change in the value of benefits earned by each eligible NEO under our pension and SERP II plans, which are described in detail starting on page 65 and were not paid to NEOs in the year reported. For each NEO who was eligible for retirement benefits under the pension or SERP II, the 2022 aggregate change in the actuarial present value of their accumulated retirement benefits was negative and, therefore, is reflected in the table as $0; the actual amounts are as follows: Ms. Owen—negative $340,630, Mr. Morris—negative $126,156, Ms. Johnson—negative $85,435, Mr. Cutshall—negative $158,295, and Mr. Adams—negative $440,893. Ms. Thickens is not eligible for retirement benefits under either the pension or SERP II plan.

[6] The amounts in column (h) for 2022 are comprised of the following:

	Company RSOP Contributions, Flexible Compensation Benefits, Nominal Service-Anniversary Gift Cards, and Life Insurance Premiums	Company Contributions Under SERP II	Acceleration of Outstanding Equity Awards in Connection with Retirement*
Bethany M. Owen	$55,089	$133,422	—
Steven W. Morris	$54,012	$27,151	—
Margaret A. Thickens	$40,517	$27,756	—
Nicole R. Johnson	$42,793	$24,914	—
Patrick L. Cutshall	$48,627	$15,991	—
Robert J. Adams	$43,233	$41,805	$115,076

   * Mr. Adams retired in June 2022, resulting in accelerated vesting of the following outstanding RSU grants: 1,014 RSUs granted on January 30, 2020, 766 RSUs granted on February 2, 2021, and 229 RSUs granted on February 1, 2022. Dividend equivalent shares are also vested in connection with each grant. Mr. Adams' receipt of these shares was subject to a non-elective, six-month deferral. The value of the accelerated vesting was calculated by multiplying the exact (non-rounded) number of shares acquired on vesting by $57.28, the closing price of Common Stock on June 17, 2022.

The following table shows information about the AIP and LTIP opportunities granted to NEOs for 2022.

Grants of Plan-Based Awards–2022

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards[3]
Name and Award Type[1]	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Bethany M. Owen									
Annual Incentive	02/01/22	$277,263	$630,142	$1,260,284	—	—	—	—	—
PSAs (TSR metric)	02/01/22	—	—	—	2,054	4,107	8,214	—	$289,749
PSAs (EPS CAGR metric)	02/01/22	—	—	—	2,402	4,804	9,608	—	$304,526
RSUs	02/01/22	—	—	—	—	—	—	3,203	$203,038
Steven W. Morris									
Annual Incentive	02/01/22	$74,082	$168,368	$336,736	—	—	—	—	—
Annual Incentive	02/09/22	$15,096	$34,310	$68,619	—	—	—	—	—
PSAs (TSR metric)	02/01/22	—	—	—	483	966	1,932	—	$68,151
PSAs (TSR metric)	02/09/22	—	—	—	565	1,130	2,260	—	$17,167
PSAs (EPS CAGR metric)	02/01/22	—	—	—	121	242	484	—	$71,631
PSAs (EPS CAGR metric)	02/09/22	—	—	—	142	283	566	—	$18,038
RSUs	02/01/22	—	—	—	—	—	—	754	$47,796
RSUs	02/09/22	—	—	—	—	—	—	188	$11,983
Margaret A. Thickens									
Annual Incentive	02/01/22	$73,661	$167,411	$334,822	—	—	—	—	—
Annual Incentive	05/01/22	$5,451	$12,388	$24,777	—	—	—	—	—
PSAs (TSR metric)	02/01/22	—	—	—	483	966	1,932	—	$68,151
PSAs (EPS CAGR metric)	02/01/22	—	—	—	565	1,130	2,260	—	$71,631
RSUs	02/01/22	—	—	—	—	—	—	754	$47,796
Nicole R. Johnson									
Annual Incentive	02/01/22	$77,499	$176,133	$352,267	—	—	—	—	—
PSAs (TSR metric)	02/01/22	—	—	—	544	1,087	2,174	—	$76,688
PSAs (EPS CAGR metric)	02/01/22	—	—	—	636	1,272	2,544	—	$80,632
RSUs	02/01/22	—	—	—	—	—	—	848	$53,755
Patrick L. Cutshall									
Annual Incentive	02/01/22	$58,669	$133,338	$266,676	—	—	—	—	—
PSAs (TSR metric)	02/01/22	—	—	—	483	966	1,932	—	$68,151
PSAs (EPS CAGR metric)	02/01/22	—	—	—	565	1,130	2,260	—	$71,631
RSU	02/01/22	—	—	—	—	—	—	754	$47,796
Robert J. Adams									
Annual Incentive	02/01/22	$122,718	$278,904	$557,808	—	—	—	—	—
PSAs (TSR metric)	02/01/22	—	—	—	846	1,691	3,382	—	$119,300
PSAs (EPS CAGR metric)	02/01/22	—	—	—	989	1,978	3,956	—	$125,385
RSUs	02/01/22	—	—	—	—	—	—	1,319	$83,611

[1] 2022 annual incentive awards were made under the AIP; PSAs and RSUs were granted under the LTIP.

[2] Actual awards earned are shown in column (f) of the Summary Compensation Table on page 56.

[3] Amounts reflect the grant date fair value determined in accordance with generally accepted accounting principles under ASC 718, using the same assumptions used in the valuation of compensation expenses disclosed in Note 13 to the Company's Consolidated Financial Statements contained in ALLETE's Form 10-K for the year ended December 31, 2022, but based on a modeled probability of reaching performance goals and excluding the effect of estimated forfeitures. Amounts shown for PSAs and RSUs are award values for accounting purposes. The value an NEO realizes from PSAs with

TSR as the performance metric will depend on actual Common Stock performance relative to the peer company group, as discussed starting on page 47, and the market price of Common Stock. The value an NEO realizes on PSAs with EPS CAGR as the performance metric will depend on the Company's baseline EPS for the year ending December 31 of the year prior to the beginning of the three-year performance period and ALLETE's earnings per share at the end of the three-year performance period, as discussed on page 47, and the market price of Common Stock. The value an NEO realizes from RSUs depends on the market value of Common Stock at the time of vesting.

GRANTS OF PLAN-BASED AWARDS DISCUSSION

NEOs received incentive awards in 2022 consisting of AIP opportunities and LTIP opportunities, which were allocated between PSAs and RSUs.

Annual Incentive Opportunity

AIP awards are discussed in detail in the Compensation Discussion and Analysis section starting on page 33. Our 2022 annual incentive goal weightings, reflected in columns (c), (d), and (e) of the Grants of Plan-Based Awards table on page 58, were as follows:

- Threshold amount shown in column (c)—the minimum AIP award, ranging from 19.8 percent to 39.6 percent of base salary as of December 31, 2022, which would be payable if net income, cash from operating activities, and strategic goals were achieved at threshold, and if there was threshold progress on operational goals and safety goals.

- Target amount shown in column (d)—the target AIP award, ranging from 45 percent to 90 percent of base salary as of December 31, 2022, which would be payable if net income, cash from operating activities, strategic goals, and operational goals and safety goals all were achieved at the target level.

- Maximum amount shown in column (e)—maximum AIP award, ranging from 90 percent to 180 percent of base salary as of December 31, 2022, which would be payable if net income, cash from operating activities, strategic goals, and operational goals and safety goals were achieved at the superior level.

Goal achievements that fall between threshold and target, and between target and superior, are interpolated on a straight-line basis.

The amounts shown in column (f) of the Summary Compensation Table on page 56 include AIP awards earned in 2022 at 104.2 percent of target for all NEOs. Annual incentive award amounts, expressed as a percentage of the NEO's salary, ranged from 33.9 percent to 93.8 percent.

NEOs may elect to receive their AIP award in cash, or to defer some or all of the awards in accordance with SERP II. An NEO who retires, dies, or becomes disabled during the year remains eligible to receive a prorated AIP award, based on actual results at the end of the year. An NEO who terminates employment for any other reason during the performance period forfeits any annual incentive award. In the event of a change in control, annual incentive awards would be calculated as if the end of the performance year had occurred, based on the Company's performance at the time of the change in control. Any awards earned would be prorated based on the number of months in the performance year which had elapsed as of the time of the change in control.

PSAs

The PSAs for the three-year performance period beginning January 1, 2022, are reflected in the Grants of Plan-Based Awards table on page 58. Beginning with the 2020-2022 performance period, PSAs are divided into two grants, each with a different performance metric. Fifty percent of the target opportunity is allocated to PSAs with relative TSR as the performance metric, as described starting on page 47; the other fifty percent of the target opportunity is allocated to PSAs with EPS CAGR as the performance metric, as described on page 48.

With respect to PSAs with TSR as the performance metric, the amounts shown in columns (f), (g), and (h) reflect the following:

- Threshold amount shown in column (f)—the minimum 2022 PSA payable, set at 50 percent of the target opportunity, which would be earned if ALLETE's TSR percentile ranking for the three-year performance period was at the 30th percentile among the peer group. If our TSR percentile ranking among the peer group at the end of the performance period falls below threshold, no PSAs would be paid.

- Target amount shown in column (g)—the target PSA payable, which would be earned if ALLETE's TSR percentile ranking among the peer group at the end of the performance period falls at the 50th percentile.

- Maximum amount shown in column (h)—the maximum PSA payable, set at 200 percent of the target opportunity, which would be earned if ALLETE's TSR percentile ranking for the three-year performance period is at the 85th percentile or higher among the peer group.

With respect to the PSAs with EPS CAGR as the performance metric, amounts shown in columns (f), (g), and (h) reflect the following:

- Threshold amount shown in column (f)—the minimum 2022 PSA payable, set at 50 percent of the target opportunity, which would be earned if ALLETE's EPS CAGR at the end of the three-year performance period equates to a four percent average annual EPS growth rate. If our EPS CAGR result falls below threshold at the end of the performance period, no PSAs would be paid.

- Target amount shown in column (g)—the target PSA payable, which would be earned if ALLETE's EPS CAGR at the end of the three-year performance period equates to a six percent average annual EPS growth rate.

- Maximum amount shown in column (h)—the maximum PSA payable, set at 200 percent of the target amount, which would be earned if ALLETE's EPS CAGR at the end of the three-year performance period equates to an eight percent average annual EPS growth rate.

Goal achievements that fall between threshold and target, and target and superior, are interpolated on a straight-line basis.

Dividend equivalents accrue during the performance period and allow NEOs to receive the value of dividends that would have been paid on Common Stock between the grant date and the date the performance shares are paid, but only if performance goals are achieved. If earned, performance shares and dividend equivalents are paid in Common Stock after the end of the performance period. An NEO who retires, dies, or becomes disabled during the performance period remains eligible to receive a prorated payment of performance shares. Upon a change in control, PSAs would immediately vest and be paid out on a prorated basis, including dividend equivalents, at the greater of the target level or the level earned based on the actual performance as of the date of the change in control.

Consistent with Financial Accounting Standards Board requirements, the grant date fair value for performance shares with the relative TSR performance metric is based on a modeled probability of reaching the performance goal. The grant date fair value for PSA with the EPS CAGR performance metric was calculated using the closing price of Common Stock on December 31, 2021. The total grant date fair value of the PSAs is included in the amount shown in column (e) of the Summary Compensation Table on page 56.

PSAs awarded for the 2021-2023 and 2022-2024 performance periods remain unearned unless and until the performance goals are achieved as measured at the end of the applicable performance period. The performance shares awarded to NEOs for those periods are shown in column (d) of the Outstanding Equity Awards at Fiscal Year-End table on page 63. The estimated market value of the unearned performance shares, assuming target TSR performance for the 2021-2023 and 2022-2024 performance periods, threshold EPS CAGR performance for the 2021-2023 performance period, and the target EPS CAGR performance for the 2022-2024 performance period is shown in column (e) of that table. The actual value to the NEOs for the performance period 2021-2023 and 2022-2024 performance periods, if any, will be determined at the end of the performance period based on the Company's actual TSR ranking and the Company's EPS CAGR results at the end of the three-year performance period.

For the 2020-2022 performance period, the Company had a relative TSR of negative 10.3 percent, which ranked in the 2nd percentile among the peer group, and an EPS CAGR of negative two percent. As a result, there was no PSA payout for the 2020-2022 performance period.

RSUs

The number of RSUs awarded to NEOs in 2022 is shown in column (i) of the Grants of Plan-Based Awards table on page 58. Each RSU entitles the NEO to receive one share of Common Stock when the unit vests at the end of a three-year period. The RSUs granted in 2022 will vest on December 31, 2024. The NEOs must remain employed by the Company at the time RSUs vest to receive the Common Stock. Dividend equivalents accrue during the vesting period, but are paid only if the RSUs vest. Dividend equivalents allow the NEO to receive the value of dividends that would have been paid on Common Stock during the vesting period. RSUs and dividend equivalents are paid in Common Stock after the end of the vesting period. If an NEO retires, becomes disabled, or dies, a prorated number of the RSUs would immediately vest. In the event of a change in control, restrictions in RSU grants will be deemed to have expired upon the change in control and a prorated number of the RSUs would immediately vest, unless the RSU grant is fully assumed by the successor corporation. If the RSU grant were to be fully assumed, a prorated number of RSUs would immediately vest if the NEO's employment were to be terminated by the successor corporation for reasons other than cause within 18 months of the change in control.

The full grant date fair value for RSUs awarded to each NEO is included in the amount shown in column (e) of the Summary Compensation Table on page 56. The number of unvested RSUs outstanding at the end of 2022, including dividend equivalents, is shown in column (b) of the following Outstanding Equity Awards at Fiscal Year-End table, while the value of the award as of December 31, 2022, is shown in column (c).

RSUs are also discussed in the CD&A section on pages 47 and 49.

Outstanding Equity Awards at Fiscal Year-End–2022

(a)	(b)	(c)	(d)	(e)
	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[4]
Bethany M. Owen	8,560	$552,206	16,575	$1,069,253
Steven W. Morris	2,299	$148,309	4,587	$295,907
Margaret A. Thickens	2,164	$139,600	3,995	$257,717
Nicole R. Johnson	2,458	$158,566	4,526	$291,972
Patrick L. Cutshall	2,108	$106,184	3,995	$257,717
Robert J. Adams	—	—	2,323	$149,857

[1] The amounts in column (b) for all NEOs, except Mr. Adams, are comprised of RSUs granted on January 30, 2020, February 2, 2021, and February 1, 2022, plus dividend equivalents. The amount for Mr. Morris also includes RSUs granted on February 9, 2022 in connection with his promotion, plus dividend equivalents. RSUs vest over a three-year period provided the NEO continues to be employed by the Company. Mr. Adams' RSUs vested on June 17, 2022, upon his separation from service in connection with his retirement. The number of shares Mr. Adams received and value he realized on the vesting of his RSUs is shown in the Option Exercises and Stock Vested table on page 64.

[2] The amounts in column (c) were calculated by multiplying the number of units in column (b) by $64.51, the closing price of Common Stock on December 30, 2022.

[3] The amounts in column (d) represent the Common Stock that would become payable for outstanding PSAs if target performance were achieved for the 2021-2023 and 2022-2024 performance period for the TSR, if threshold performance were achieved for the EPS CAGR metric for the 2021-2023, and if target were achieved for the EPS CAGR metric for 2022-2024 performance period. For the PSAs based on the TSR metric, threshold performance means a TSR ranking at the 30th percentile among the peer group comprised of the EEI Stock Index companies and target means a TSR ranking at the 50th percentile among the peer group comprised of the EEI Stock Index companies as described starting on page 47. For PSAs based on the EPS CAGR metric, threshold means a four percent average annual EPS growth rate and target means a six percent average annual EPS growth rate as discussed on page 48. If the performance period had ended on December 31, 2022, PSAs for the TSR metric would have been earned for the 2021-2023 performance period at 54 percent and for the 2022-2023 performance period at 80 percent. If the performance period had ended on December 31, 2022, PSAs based on the EPS CAGR metric would not have been earned for the 2021-2023 performance period and, for the 2022-2024 period, would have been earned at 55 percent. The amount shown for Mr. Adams reflects the reduced (prorated) amount for which he remained eligible on December 31, 2022, following his separation from service on June 17, 2022 in connection with his retirement.

[4] The amounts in column (e) were calculated by multiplying the number of shares and units in column (d) by $64.51, the closing price of Common Stock on December 30, 2022.

Option Exercises and Stock Vested–2022

(a)	(b)	(c)
	Stock Awards	
Name	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting[2]
Bethany M. Owen	1,096	$69,890
Steven W. Morris	365	$23,297
Margaret A. Thickens	97	$6,179
Nicole R. Johnson	548	$34,945
Patrick L. Cutshall	365	$23,297
Robert J. Adams	3,288	$196,614

[1] The amounts reflect the RSUs that vested at the end of the 2019-2021 vesting period, which were paid in Common Stock on February 9, 2022. All amounts shown have been rounded to the nearest whole share, whereas actual Common Stock payments included fractional shares. The amount shown for Mr. Adams also includes the following prorated amounts that vested on June 17, 2022, coincident with his separation from service in connection with his retirement: 1,014 RSUs granted on January 30, 2020, 766 RSUs granted on February 2, 2021, and 229 RSUs granted on February 1, 2022. These additional vested RSUs for Mr. Adams were not paid to him in Common Stock in 2022 because they were subject to a non-elective, six-month delay under Tax Code Section 409A. Mr. Adams' vested but unpaid RSUs continued to earn dividend equivalents until they were paid in Common Stock in February 2023.

[2] The value realized on vesting, shown in column (c) is calculated by multiplying the number of shares acquired on vesting, as shown in column (b), by $63.74, the closing price of Common Stock on the February 9, 2022 payment date, except that the portion of Mr. Adams' RSUs that vested on June 17, 2022 in connection with his separation from service but were not yet paid on December 31, 2022, are valued using $57.28, the closing price of Common Stock on June 17, 2022. These RSUs were paid using $59.85, the closing price of Common Stock on February 9, 2023, and valued at $115,076.

Pension Benefits–2022

(a)	(b)	(c)	(d)	(e)
Name[1]	Benefit Plan	Number of Years Credited Service[2]	Present Value of Accumulated Benefit[3]	Payments During Last Fiscal Year
Bethany M. Owen	Nonunion Pension Plan	4.42	$100,444	—
	SERP II	16.50	$648,489	—
Steven W. Morris	Nonunion Pension Plan	5.67	$162,895	—
	SERP II	17.92	$223,218	—
Nicole R. Johnson	Nonunion Pension Plan	9.25	$100,340	—
Patrick L. Cutshall	Nonunion Pension Plan	17.08	$325,943	—
Robert J. Adams	Nonunion Pension Plan	19.67	$677,445	$18,623
	SERP II	31.92	$1,495,860	—

[1] Ms. Thickens is not included in the table above because she is not eligible for qualified or non-qualified pension benefits having joined the Company after September 30, 2006, the date as of which pension retirement benefits under both the qualified and non-qualified plans were closed to new participants. Ms. Johnson and Mr. Cutshall are eligible to receive qualified pension benefits only, as they first became participants under SERP II after September 30, 2006, the date as of which non-qualified retirement benefits were closed to new participants.

[2] No service has been credited under the nonunion pension plan since September 30, 2006. The numbers in column (c) for SERP II reflect years of service with the Company through December 31, 2018.

[3] The amounts shown in column (d) represent the discounted net present value of the annual annuity payments to which NEOs would be entitled at retirement assuming they retire at age 62, the earliest age at which NEOs can receive unreduced pension benefits. Mr. Adams separated from service on June 17, 2022 in connection with his retirement and the amounts shown for him represent the discounted net present value of the annuity payments he became entitled to receive after that date. In addition to retirement age, the following assumptions were used to calculate the present value of accumulated benefits for all NEOs except Mr. Adams: discount rate of 5.69 percent; cost of living adjustment of 4 percent for 2023 and 2.5 percent afterwards; and female spouses are assumed to be three years younger than male spouses. For Mr. Adams, who elected to receive payments over a 15-year period commencing at retirement, a discount rate of 5.69 percent was used to calculate the present value of his accumulated benefit. The amounts for all NEOs reflect the accumulated pension benefits over the years of credited service shown for each plan.

PENSION BENEFITS DISCUSSION

ALLETE's defined-benefit nonunion pension plan is intended to be tax-qualified and covers some of our employees, including all NEOs, except Ms. Thickens. Nonunion pension benefits are calculated based on years of service and final average earnings. As part of a company-wide nonunion benefit change, no employee accrued additional credited service for nonunion pension benefits after September 30, 2006. In 2018, additional changes were made to all participating nonunion employees' pension benefits to freeze final average earnings as of November 30, 2018. The nonunion pension benefit is calculated as a life annuity using the following formula:

$$\left[0.8\% \times \text{(years of credited service from July 1, 1980 through September 30, 2006)} \right] \times \text{final average earnings through November 30, 2018*}$$

> * Final average earnings includes the highest consecutive 48 months of salary in the fifteen-year period ending November 30, 2018.

Normal retirement age under the nonunion pension plan is age 65 with at least five years of continuous service with the Company. NEOs become eligible for an unreduced early-retirement benefit at age 62 if they have at least 10 years of continuous service, or at age 58 if they have at least 40 years of continuous service. NEOs are first eligible for a reduced early-retirement benefit at age 50 with at least 10 years of continuous service. Early-retirement benefits are calculated by reducing the retirement benefit by 4 percent for each year and partial year between age 62 and the early-retirement benefit commencement age. Each eligible NEO, except Ms. Johnson, is currently eligible to receive early retirement benefits.

The normal form of benefit payment under the nonunion pension plan for a married participant is a life annuity with a 60 percent surviving spouse benefit. At normal retirement age, each optional form of benefit payment is the actuarial equivalent of the normal form of benefit payment for the nonunion pension plan. The nonunion pension plan does not provide for lump sum distributions unless the lump sum equivalent value is $10,000 or less. Once a pension benefit payment has commenced, the benefit adjusts in future years to reflect changes in cost of living, with a maximum adjustment of three percent per year.

The Tax Code limits both the annual earnings that may be considered in calculating benefits under the pension plan and the annual benefit amount that the pension plan may deliver to an NEO. The SERP plans provide supplemental pension benefits, paid out of general Company assets, to eligible NEOs in amounts generally designed to maintain total benefits at the level that would have been provided by our pension plan if those benefits were not restricted by the Tax Code.

The SERP formula is calculated as follows:

$$\left[0.8\% \times \text{(years of credited service from July 1, 1980 through December 31, 2018)} \right] \times \text{SERP final average earnings through December 31, 2021*}$$

> * SERP final average earnings includes the sum of the NEO's (i) annual salary in excess of the Tax Code limits imposed on nonunion qualified retirement benefits and (ii) annual incentive awards over the highest consecutive 48-month period ending December 31, 2021. The highest consecutive 48-month period for (i) and (ii) above can be different; both, however, must fall within the last 15 years of service.

The present value of eligible NEO's SERP pension benefit as of December 31, 2022, is shown in the Pension Benefits table on page 64. The 2022 increase in the SERP II pension benefit value for each eligible NEO is included in column (g) of the Summary Compensation Table on page 56.

Eligible NEOs have elected a date when their SERP retirement benefit payments will commence and has elected the form of benefit payment. The normal form of payment for SERP II is a 15-year annuity. The optional forms of payment for SERP II benefits are a life annuity or a lump sum, each of which is actuarially equivalent to the normal form of payment.

SERP II benefits vest and become payable only if the NEO (i) retires after reaching age 50 with 10 years of service, (ii) becomes disabled after reaching age 50 with 10 years of service, or (iii) reaches age 50 after becoming disabled with 10 years of service. Vested SERP II benefit payments commence upon the earlier of retirement or disability, or, if a disability occurs prior to vesting, the earlier of attaining age 65 or the date of death. Payment of the SERP II benefits accrued after December 31, 2004 would be accelerated and paid as a lump sum upon a termination of employment in connection with a change in control.

In all other respects, the eligibility requirements for SERP retirement benefits and the calculation of SERP early retirement benefits are the same as the nonunion pension plan's eligibility requirements and early retirement benefits discussed above.

On December 31, 2004, the Company froze SERP I with respect to all plan benefits. Effective January 1, 2005, the Company established SERP II to comply with Section 409A of the Tax Code. SERP II covers compensation initially deferred, and supplemental pension and supplemental defined contribution benefits accrued or vested, after December 31, 2004.

Effective October 1, 2006, the Company froze eligibility for supplemental pension benefits under SERP II. Individuals who were not SERP II participants and eligible for supplemental pension benefits on September 30, 2006, are not eligible for supplemental pension benefits.

Supplemental executive retirement benefits were reviewed in 2018 in light of Company cost competitiveness and benchmarking data. Credited service for calculating the supplemental pension benefits was frozen as of December 31, 2018. In addition, amounts NEOs defer to their SERP II deferral account after December 31, 2018, will no longer receive a fixed annual interest crediting rate and will instead be credited or debited with notional gains or losses until the balance has been paid in full. In response to changes in the tax law discussed on page 52, SERP II was also amended in 2018, effective January 1, 2019, to eliminate the provision that required a non-elective deferral of the portion of a participant's AIP that the Company could not deduct by application of Section 162(m) of the Tax Code. SERP II was further amended in 2021 to freeze final average earnings as of December 31, 2021.

As of December 31, 2022, all NEOs, except Ms. Thickens, Ms. Johnson, and Mr. Cutshall, have vested SERP supplemental pension benefits. Because Ms. Thickens, Ms. Johnson, and Mr. Cutshall were not eligible to participate in SERP II before September 30, 2006, they are not eligible for supplemental SERP pension benefits.

ALLETE provides a supplemental defined contribution benefit and a deferral account benefit to the NEOs. The SERP II supplemental defined contribution benefit provides a benefit that is substantially equal to the benefit the NEO would have been entitled to receive if the Tax Code did not impose limitations on the types and amounts of compensation that can be included in the benefit calculations under the ALLETE and Affiliated Companies Flexible Compensation Plan and the RSOP. Annually, NEOs may elect to defer some or all of their salary and annual incentive award to a SERP II deferral account. NEOs whose base salary is below the tax-qualified benefit plans' annual compensation limit may also elect to defer some or all of the SERP II defined contribution benefit. NEOs can select among different crediting rates to apply to deferral balances under the SERP Plans and the investment options generally match the investment options available to all employees under the RSOP. These investment options include mutual funds and similar investments. The NEOs may change their investment elections at any time. The amount of the 2022 SERP II defined contribution benefit received by each NEO is included in column (h) of the Summary Compensation Table on page 56. The aggregate amount each NEO elected to defer and the amount that the Company contributed to the SERP II in 2022 are shown in the Non-Qualified Deferred Compensation table on page 68.

Each NEO has elected a date when benefit payments from the NEO's SERP I and SERP II deferral accounts will commence and has elected the form of benefit payment. SERP I and SERP II deferral account benefit payments will not begin earlier than the elected commencement date. NEOs may request an early distribution of some or all of their SERP I deferral account balance upon a demonstrated severe financial need or, at any time prior to the elected commencement date, may elect an early withdrawal of contributions made to their account prior to January 1, 2005, subject to a ten percent early withdrawal penalty.

NEOs may not elect to receive an early withdrawal of amounts contributed to their SERP II deferral accounts after December 31, 2004, except that they may request early withdrawal in the event of an unforeseen emergency, which request is subject to the approval of the ECHC Committee. Contributions made to a SERP II deferral account after December 31, 2004, would be paid in full upon a termination of the NEO's employment in connection with a change in control.

NEOs may elect to receive their SERP deferral account balance in the form of either a lump sum or monthly installments over a 5-, 10-, or 15-year period, or a combination of lump sum payment and monthly installments.

NEOs' SERP balances for deferrals made on or before December 31, 2018, will receive a fixed 7.5 percent annual interest crediting rate until paid in full; SERP II balances for deferrals made on or after January 1, 2019, will be will be credited or debited with notional gains or losses until the balance has been paid in full.

Non-Qualified Deferred Compensation–2022

(a) Name	(b) Plan	(c) Executive Contributions[1]	(d) Company Contributions in 2022[2]	(e) Aggregate Earnings in 2022[3]	(f) Aggregate Withdrawals or Distributions in 2022	(g) Aggregate Balance as of December 31, 2022[4]
Bethany M. Owen	SERP I	—	—	$(18,257)	—	$92,692
	SERP II	—	$133,421	$(60,300)	—	$369,739
Steven W. Morris	SERP I	—	—	$124	—	$6,486
	SERP II	—	$27,151	$26,832	—	$1,402,793
Margaret A. Thickens	SERP II	$187,315	$27,756	$(2,283)	—	$18,054
Nicole R. Johnson	SERP II	—	$24,914	$(2,432)	—	$17,825
Patrick L. Cutshall	SERP II	—	—	$(3,388)	—	$23,033
Robert J. Adams	SERP I	—	—	$(12,770)	$192,730	—
	SERP II[5]	—	—	$(23,693)	$159,432	$152,760

[1] For Ms. Thickens, the amount shown in column (c) includes 100 percent of the annual incentive plan that was earned in 2022 and deferred in 2023 (reported in column (f) of the Summary Compensation Table on page 56).

[2] The amounts shown in column (d) reflect SERP annual make-up awards that were earned in 2022 and automatically deferred in 2023 (reported in column (h) of the Summary Compensation Table on page 56).

[3] The amounts in column (e) represent unrealized and realized gains or losses based on the crediting rates associated with the investment funds selected by each NEO.

[4] The aggregate balances shown for SERP II include compensation that was earned and deferred in 2020 and 2021, and reported in the Summary Compensation Table under the applicable year in the following cumulative amounts: Ms. Owen—$160,936, Mr. Morris—$15,976, Ms. Thickens—$20,338, Ms. Johnson—$20,258, and Mr. Adams— $99,236. These amounts have since been adjusted for investment performance (i.e., earnings and losses) and deferrals credited during 2022. The aggregate balances shown for the SERP I include compensation that was earned prior to 2009; those balances have been adjusted subsequently for investment performance.

[5] Mr. Adams became entitled to receive SERP II distributions upon his separation from service, on June 17, 2022, in connection with his retirement. The portion of his SERP II deferral account for which he elected to receive monthly distributions over a 15-year period commencing at retirement was withdrawn from his SERP II account at his retirement but distributions did not commence until January 2023, after the expiration of a non-elective, six-month delay imposed by Tax Code Section 409A. The remaining portion of Mr. Adams' SERP II deferral account, which was comprised of deferrals made on or after January 1, 2019, was not withdrawn from his account and continued to be credited and debited with notional gains or losses until it was distributed as a lump-sum payment, in accordance with his election, in January 2023, after the expiration of the non-elective, six-month delay imposed by Tax Code Section 409A.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The NEOs are covered by the CIC Severance Plan. Under the CIC Severance Plan, a change in control generally means any one of the following events:

- Acquisition of more than 50 percent of the total fair market value or total voting power of Common Stock by any person, entity, or group acting together;
- Acquisition in any 12-month period of 40 percent or more of the Company's assets by any person, entity, or group acting together;
- Acquisition in any 12-month period of 30 percent or more of the total voting power of Common Stock by any person, entity, or group acting together; or
- A majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of appointment or election.

Each NEO is entitled to receive specified benefits in the event the NEO's employment is involuntarily terminated during the period beginning six months before and ending two years after a change in control. An involuntary termination is deemed to occur if (i) the Company terminates the employment of the NEO other than for cause, or (ii) the NEO resigns from their employment with good reason. Cause generally includes reasons such as failure to perform duties, willful misconduct, or felony convictions. Good reason generally means a material reduction in the NEO's responsibilities or authority; a material reduction in their supervisory responsibilities or authority; a material reduction in base salary, incentive compensation, or other benefits; a material breach by the Company of an agreement under which an NEO provides services; or reassignment to another geographic location more than 50 miles from the NEO's current job location.

Under the CIC Severance Plan, if a triggering event had occurred on December 31, 2022, Ms. Owen and Mr. Morris would have been entitled to receive a lump-sum severance payment equal to two and one-half times their annual compensation as of December 31, 2022. Ms. Thickens, Ms. Johnson, and Mr. Cutshall would be entitled to a payment equal to two times their annual compensation as of December 31, 2022. Mr. Adams, who retired as of June 30, 2022, was not eligible for benefits under the CIC Severance Plan on December 31, 2022. Annual compensation includes base salary and an amount representing a target award under the annual incentive in effect for the year of termination. The CIC Severance Plan has a modified severance payment cap that limits payments to a level below the safe harbor amount provided by Tax Code Section 280G if the NEO would retain a greater after-tax amount than the after-tax amount that would be retained if the Company paid an unreduced benefit that was subject to the excise tax.

The AIP and LTIP also have change in control features. Under the AIP, in the event of a change in control (as defined in the AIP), any award earned based on actual results as of the date of the change in control will be prorated based on the number of months in the performance year elapsed as of the date of the change in control. Under the LTIP, in the event of a change in control (as defined in the LTIP), restrictions in RSU grants would be deemed to have expired upon the change in control and a prorated number of the RSUs would immediately vest, unless the RSU grants were fully assumed by the successor corporation. If the RSU grants were fully assumed, a prorated number of RSUs would immediately vest if the NEO's employment was terminated by the successor corporation for reasons other than cause within 18 months of the change in control. If a change in control were to occur, PSAs would immediately pay out on a prorated basis at the greater of target level or the level earned, based on then-current TSR ranking and then-current EPS CAGR results.

As a condition of receiving payments under the CIC Severance Plan, participants must sign a waiver of potential claims against the Company and must agree not to disclose confidential information, engage in any business in competition with the Company for a period of one year, recruit any employee or Director of the Company for employment for a period of two years, or publicly disparage the Company.

Estimated Potential Payments Upon Termination Associated with a Change in Control

The table below illustrates the value that would have been received by NEOs if a change in control had occurred on December 31, 2022, and if, as a result, the NEO's employment had been terminated on the same date. Mr. Adams is not included in the table because of his June 30, 2022 retirement.

	Ms. Owen	Mr. Morris	Ms. Thickens	Ms. Johnson	Mr. Cutshall
Severance Payment[1]	$2,833,208	$1,449,836	$1,078,870	$1,056,801	$859,288
Annual Incentive Plan[2]	—	—	—	—	—
Performance Shares[3]	$908,413	$235,905	$238,266	$271,543	$224,139
Unvested RSUs[4]	$203,446	$54,016	$49,802	$56,617	$49,802
SERP II Pension[5]	—	—	—	—	—
SERP II Defined Contribution[5]	—	—	—	—	—
Benefits[6]	$46,186	$69,042	$55,694	$61,627	$53,090
Outplacement Services[7]	$25,000	$25,000	$25,000	$25,000	$25,000
Total Payments[8]	$4,016,253	$1,833,799	$1,447,632	$1,471,588	$1,211,319

[1] The values for severance payments were calculated based on December 31, 2022, base salary, target annual incentive, and the applicable severance benefit multiple of salary. Under the CIC Severance Plan, if payments constitute "excess parachute payments" within the meaning of Tax Code Section 280G, the payments would be reduced only if the NEO would receive a greater net after-tax benefit than they otherwise would receive with no reduction in payments. The amounts shown above reflect no such reductions.

[2] The performance period ended on December 31, 2022. Therefore, no benefit acceleration would have occurred under this scenario.

[3] Outstanding performance shares for the 2020-2022, 2021-2023, and 2022-2024 performance periods would accelerate under this scenario. Under the LTIP, if a change in control and employment termination were to occur, performance shares would be paid on a prorated basis based on the number of months that had transpired as of December 31, 2022 for each applicable three-year performance period and using the greater of actual performance or target as of December 31, 2022. The award values shown reflect the proration, were calculated at target for each performance period, and reflect the $64.51 closing price of Common Stock on December 30, 2022.

[4] Under the LTIP, if a change in control and employment termination were to occur, unvested RSUs would vest and be payable on a prorated basis based on the number of months that had transpired between the start of the three-year vesting period and December 31, 2022 relative to the full three-year vesting period.

[5] The CIC Severance Plan does not provide for any additional age or service credit for supplemental executive retirement benefits under the SERP.

[6] The values for benefit payments were based on the applicable severance multiplier times the sum of (i) medical, dental, and basic group term life insurance benefit premiums, and (ii) Company contributions under the Flexible Compensation Plan.

[7] The Company will pay outplacement directly to service providers up to the amount shown for the cost of outplacement services provided to the NEOs. No amount will be paid unless the NEO utilizes outplacement services within the time frame specified in the CIC Severance Plan.

[8] The CIC Severance Plan provides that if payments are delayed as a result of Tax Code Section 409A, interest is required to be paid at the short-term applicable federal rate. The amounts shown exclude interest.

Estimated Potential Payments Upon Termination Due to Retirement, Disability, or Death

If NEOs were to retire, become disabled, or die, they would become entitled to receive prorated PSAs if PSA goals are achieved at the conclusion of the applicable three-year performance period. The LTIP also provides for immediate, accelerated vesting of RSUs, on a prorated basis, upon an NEO's retirement, disability, or death. The following table illustrates the value NEOs would have received in connection with accelerated vesting and payments triggered by a retirement, disability, or death had the event occurred on December 31, 2022.The amount shown for Mr. Adams reflects what he received, or is eligible to receive, in connection with his retirement as of June 30, 2022.

	Ms. Owen	Mr. Morris	Ms. Thickens	Ms. Johnson	Mr. Cutshall	Mr. Adams
Annual Incentive[1]	—	—	—	—	—	—
Performance Shares[2]	$234,330	$64,529	$56,586	$64,127	$56,586	$82,427
Unvested RSUs[3]	$203,446	$54,016	$49,802	$56,617	$49,802	$115,069
Total Payments	$437,776	$118,545	$106,388	$120,744	$106,388	$197,496

[1] Because the annual performance period ended on December 31, 2022, no acceleration of benefits would have occurred.
[2] Outstanding performance shares for the performance periods 2020-2022, 2021-2023, and 2022-2024 would be earned on a prorated basis under this scenario if TSR and EPS CAGR performance goals were achieved at the conclusion of each three-year performance period. The award values show assume PSA for the TSR metric would have been earned for the 2021-2023 performance period at 54 percent and for the 2022-2023 performance period at 80 percent and PSAs based on the EPS CAGR metric would not have been earned for the 2021-2023 performance period and, for the 2022-2024 period, would have been earned at 55 percent. No amount is included for the 2020-2022 performance period based on actual performance through December 31, 2022. For all NEOs except Mr. Adams, award values were calculated using $64.51, the closing price of Common Stock on December 30, 2022. For Mr. Adams, award values were calculated using $57.28, the closing share price on June 17, 2022, the date he separated from service in connection with his retirement; also in connection with his retirement, the amount shown for Mr. Adams reflects an 18/36 proration of his grant for the 2021-2023 performance period and a 6/36 proration of his grant for the 2022-2024 performance period.
[3] For all NEOs except Mr. Adams, the values shown reflect the $64.51 closing price of Common Stock on December 30, 2022. Mr. Adams' outstanding RSUs vested on a pro rata basis based on his retirement in June 2022. Mr. Adams' grant for the 2020-2022 performance period was prorated at 30/36, his grant for the 2021-2023 performance period was prorated at 18/36, and his grant for the 2022-2024 performance period was prorated at 6/36. Mr. Adams' award values were calculated using $57.28, the closing share price on June 17, 2022.

CEO PAY RATIO

Employees drive ALLETE's success. Our compensation strategy is designed to compensate all employees appropriately and competitively. When determining employee compensation, we consider multiple factors including market data, job responsibilities, experience, performance, and internal equity.

In keeping with the requirement to identify our median employee at least once every three years, we identified a new median employee in 2022. ALLETE's median employee was identified for 2022 by computing the median annual W-2 Medicare reported wages for all employees who were employed on December 16, 2022, which was the last day of ALLETE's 2022 payroll reporting period, other than the CEO and 80 employees who became employees as the result of ALLETE's acquisition of New Energy in 2022. We did not make assumptions, adjustments, or estimates; nor did we annualize compensation for any full-time employee who was not employed for all of 2022.

We calculated the median employee's 2022 annual total compensation using the same methodology used to report the NEO's compensation in the Summary Compensation Table on page 56. The total compensation reported in column (i) of the Summary Compensation Table for Ms. Owen in 2022 is $2,338,422. This amount is 21 times that of the median employee's 2022 total compensation of $111,305.

We believe the pay ratio disclosed above is a reasonable estimate calculated in accordance with SEC rules, based on our records and the methodology described above. The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to use a variety of methodologies, to apply various assumptions, and to make reasonable estimates and exclusions. The application of various methodologies, assumptions, estimates, and exclusions may result in significant differences in the results reported by SEC reporting companies. For this reason, the CEO pay ratio reported by other companies may not be comparable to the pay ratio reported above.

PAY VERSUS PERFORMANCE

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the following disclosure is provided regarding “compensation actually paid” for (i) ALLETE's CEO ("PEO") and (ii) ALLETE's NEOs other than the PEO on an average basis, as well as certain Company performance measures for the past three fiscal years. Ms. Owen served as PEO during 2022 and 2021, and also during the period from February 3, 2020 through December 31, 2020. Alan R. Hodnik served as PEO from January 1, 2020 to February 2, 2020.

Refer to our CD&A starting on page 33 for a complete description of how executive compensation relates to Company performance and how the ECHC Committee makes its compensation decisions.

(a)	(b1)	(b2)	(c1)	(c2)	(d)	(e)	(f)	(g)	(h)	(i)
							Value of Initial Fixed $100 Investment Based on:			
	Summary Compensation Table Total for PEO[1] (Ms. Owen)	Summary Compensation Table Total for PEO[2] (Mr. Hodnik)	Compensation Actually Paid to PEO[1,3,4] (Ms. Owen)	Compensation Actually Paid to PEO [2,3,4] (Mr. Hodnik)	Average Summary Compensation Table Total for Non-PEO NEOs[6]	Average Compensation Actually paid Non-PEO NEOs[4,5,6]	TSR	Peer Company TSR[7]	Net Income (millions)	EPS
2022	$2,338,422	—	$2,466,968	—	$805,560	$741,696	$90	$111	$189	$3.38
2021	$2,578,539	—	$2,174,091	—	$924,190	$853,982	$88	$114	$169	$3.23
2020	$1,985,344	$3,312,220	$1,481,717	$1,328,953	$949,548	$685,329	$80	$99	$165	$3.18

1 Ms. Owen was elected CEO effective February 3, 2020 and she has served as CEO since that date.

2 Mr. Hodnik served as CEO during the period January 1, 2020 to February 2, 2020; Mr. Hodnik served as Executive Chairman during the period February 3, 2020 to December 31, 2020. Consistent with SEC rules, we have included Mr. Hodnik's total 2020 compensation in the columns (b2) and (c2).

[3] To calculate the amounts shown in the "Compensation Actually Paid to PEO" columns (c1) and (c2), amounts were deducted from and added to, as applicable, the amount in the corresponding "Summary Compensation Table Total Compensation for PEO" columns (b1) and (b2) as shown in the following table:

	2022	2021	2020	
	PEO (Ms. Owen)	PEO (Ms. Owen)	PEO (Ms. Owen)	PEO (Mr. Hodnik)
Total Compensation from Summary Compensation Table	$2,338,422	$2,578,539	$1,985,344	$3,312,220
Adjustments for Pension				
Amounts Reported in "Change in Pension Value" Column of Summary Compensation Table	—	$(385,368)	$(307,375)	$(1,766,933)
Current Year Service Cost	—	—	—	—
Prior Service Cost Impacting Current Year	—	—	—	—
Adjustments for Equity Awards[a]				
Amounts Reported in "Stock Awards" Column of the Summary Compensation Table	$(797,313)	$(757,908)	$(596,185)	$(414,543)
Year-end Fair Value of Unvested Awards Granted in the Current Year	$839,445	$753,194	$425,474	$317,983
Year-Over-Year Difference of Year-End Fair Values for Unvested Awards Granted in Prior Years	$(49,272)	$(18,216)	$(33,165)	$(159,667)
Fair Values at Vesting Date for Awards Granted and Vested in Current Year	—	—	—	—
Difference in Fair Values Between Prior Year-End Fair Values and Vesting Date Fair Values for Awards Granted in Prior Years	$135,686	$3,850	$7,624	$39,893
Forfeitures During Current Year Equal to Prior Year-End Fair Value	—	—	—	—
Dividends or Dividend Equivalents Not Otherwise Included in the Total Compensation	—	—	—	—
Compensation Actually Paid (as calculated)	**$2,466,968**	**$2,174,091**	**$1,481,717**	**$1,328,953**

[a] Equity valuation assumptions for calculating "compensation actually paid" are not materially different from grant date valuation assumptions.

[4] To calculate the amounts shown in the "Average Compensation Actually Paid to Non-PEO NEOs" column (e), amounts were deducted from and added to (as applicable) the amount shown in the "Average Summary Compensation Table Total Compensation for Non-PEO NEOs" column (d) as shown in the following table:

	2022	2021	2020
	Average Non-PEO NEOs	Average Non-PEO NEOs	Average Non-PEO NEOs
Total Compensation from Summary Compensation Table	$805,560	$924,190	$949,548
Adjustments for Pension			
Amounts Reported in "Change in Pension Value" Column of Summary Compensation Table	—	$(65,409)	$(187,761)
Current Year Service Cost	—	—	—
Prior Service Cost Impacting Current Year	—	—	—
Adjustments for Equity Awards[a]			
Amounts Reported in "Stock Awards" Column of Summary Compensation Table	$(229,859)	$(243,621)	$(217,331)
Year-end Fair Value of Unvested Awards Granted in the Current Year	$180,751	$242,101	$155,102
Year-Over-Year Difference of Year-End Fair Values for Unvested Awards Granted in Prior Years	$(38,376)	$(5,467)	$(18,071)
Fair Values at Vesting Date for Awards Granted and Vested in Current Year	$2,625	—	—
Difference in Fair Values Between Prior Year-End Fair Values and Vesting Date Fair Values for Awards Granted in Prior Years	$20,995	$2,188	$3,842
Forfeitures During Current Year Equal to Prior Year-End Fair Value	—	—	—
Dividends or Dividend Equivalents Not Otherwise Included in the Total Compensation	—	—	—
Compensation Actually Paid (as calculated)	**$741,696**	**$853,982**	**$685,329**

[a] Equity valuation assumptions for calculating "compensation actually paid" are not materially different from grant date valuation assumptions.

[4] Non-PEO NEOs include the following individuals for each year as shown below:
2022: Mr. Morris, Ms. Thickens, Ms. Johnson, Mr. Cutshall, and Mr. Adams
2021: Mr. Adams, Ms. Johnson, Mr. Morris, and Ms. Thickens
2020: Mr. Adams, Ms. Johnson, Mr. Morris, and Ms. Thickens
[5] The peer group is comprised of the companies in the Philadelphia Utility Index.

The following three graphs describe the relationship between "compensation actually paid" to the PEO(s), as calculated in accordance with the SEC rules, and the average of "compensation actually paid" to the NEOs other than the PEO(s), all as calculated in accordance with SEC rules, and the TSR, net income, and EPS information presented in the Pay Versus Performance table on page 73.







Compensation Actually Paid and EPS

Legend:
- PEO Compensation Actually Paid (Hodnik)
- PEO Compensation Actually Paid (Owen)
- Average Non-PEO NEO Compensation Actually Paid
- EPS

Financial Performance Measures

In our assessment, the most important financial performance measures used to link compensation actually paid to our NEOs in 2022, as calculated in accordance with the SEC rules, to our performance were:

- TSR
- Net Income
- EPS CAGR
- Cash from Operating Activities

DIRECTOR COMPENSATION

The ECHC Committee has primary responsibility for developing and evaluating the non-employee Director compensation program, which is then approved by the Board. The ECHC Committee reviews non-employee Director compensation annually. The ECHC Committee receives advice from its independent compensation consultant, Pearl Meyer, to help ensure that non-employee Director compensation is market-based, aligned with shareholder interests, and consistent with our compensation principles. Pearl Meyer reviews each director compensation element and total director compensation, comparing those to the director compensation of the same group of peer companies used in connection with designing ALLETE's executive compensation. See "Process for Determining Executive Compensation," page 41, for the list of the peer group companies. Pearl Meyer also examines director compensation data from similarly-sized companies in all industries. The ECHC Committee reviews Pearl Meyer's benchmarking report and determines whether to recommend to the Board any changes to non-employee Director compensation.

Based on its review and evaluation in October 2021, the ECHC Committee determined that compensation for non-employee Directors was below the market median. To align compensation more closely to the market median, effective January 1, 2022, the Board approved a 4.8% increase to the stock retainer ($97,500 compared to $93,000 in 2021) and a 6.6% increase to the cash retainer ($80,000 compared to $75,000 in 2021) for non-employee Directors.

The following table sets forth the non-employee Director compensation earned in 2022:

Director Compensation—2022

(a)	(b)	(c)	(d)
Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[2,3]	Total
Kathryn W. Dindo[4]	$37,083	—	$37,083
George G. Goldfarb	$99,000	$97,500	$196,500
James J. Hoolihan	$87,500	$97,500	$185,000
Heidi E. Jimmerson[4]	$39,583	—	$39,583
Madeleine W. Ludlow	$100,000	$97,500	$197,500
Charles R. Matthews[5]	$44,500	$89,375	$133,875
Susan K. Nestegard[6]	$120,000	$97,500	$217,500
Barbara A. Nick	$92,125	$97,500	$189,625
Douglas C. Neve	$96,500	$97,500	$194,000
Robert P. Powers	$95,000	$97,500	$192,500
Charlene A. Thomas	$94,000	$97,500	$191,500

[1] Ms. Owen is not included in this table because she was an NEO and her compensation is fully discussed in the CD&A starting on page 33 and reflected in the Summary Compensation Table on page 56.
[2] Mr. Goldfarb, Ms. Nestegard, Mr. Neve, and Mr. Powers elected to defer their 2022 stock retainer; Mr. Goldfarb, and Mr. Neve elected to defer their 2022 cash retainers. Mr. Matthews elected to defer all eligible portions of his stock and cash retainers. These amounts were deferred under the Deferral Plan II.
[3] For all Directors except Mr. Matthews, the amounts shown in column (c) reflect the grant date fair value of the annual stock retainer paid on June 1, 2022. On that date, Directors each received 1,585.366 shares of Common Stock valued based on a share price of $61.50 (the five-day average closing price, including the date that is ten calendar days prior to June 1, 2022). Mr. Matthews received a prorated stock retainer in connection with his election to the Board on July 6, 2022. Mr. Matthews received 1,481.681 shares of Common Stock, on August 9, 2022, the calculation of which was based on a share price of $60.32 (the five-day average closing price, including the date that is ten calendar days prior to August 9, 2022).
[4] Ms. Dindo and Ms. Jimmerson each retired following the 2022 Annual Meeting on May 10, 2022. The amounts shown for Ms. Dindo and Ms. Jimmerson reflect the prorated cash retainers they received for their service as Directors through their May 10, 2022 retirement date. Director stock retainers are paid in advance in June of each year; for that reason, neither Ms. Dindo nor Ms. Jimmerson received a stock retainer in June 2022.
[5] Mr. Matthews joined the Board on July 6, 2022.
[6] Ms. Nestegard served as Lead Director for all of 2022.

Employee Directors receive no additional compensation for their services as Directors. Ms. Owen received no additional compensation in 2022 for her service on the Board and her 2022 compensation is covered in detail in the CD&A starting on page 33.

Under the terms of the ALLETE Director Stock Plan, ALLETE pays each non-employee Director an annual retainer fee, a portion of which is paid in cash and a portion of which is paid in Common Stock as set forth below:

Non-Employee Director Retainers—2022

	Cash	Stock
All Directors	$80,000	$97,500
Lead Director (Additional)	$40,000	—

We also pay each non-employee Director, other than the Lead Director, an annual cash retainer for each committee membership and committee chair assignment as set forth below:

Non-Employee Committee Retainers—2022

	Member	Additional Chair Retainer
Audit Committee	$9,000	$10,000
Executive Compensation and Human Capital Committee	$7,500	$7,500
Corporate Governance and Nominating Committee	$7,500	$5,000

The Lead Director receives her designated cash retainer and the Director stock retainer, but does not receive any other committee or chair retainers.

Director and committee retainers are prorated based on the actual term of service per year.

Directors may elect to receive all or part of the cash portions of their retainer fees in Common Stock.

The Company provides a deferral account benefit to the Directors under the terms of the Deferral Plans. On December 31, 2004, the Company froze Deferral Plan I with respect to all deferrals. Effective January 1, 2005, the Company established Deferral Plan II to comply with Section 409A of the Tax Code. Deferral Plan II governs all cash retainers initially deferred after December 31, 2004. On May 1, 2009, the Board amended Deferral Plan II to permit Directors to elect to defer their stock retainers.

Annually, non-employee Directors may elect to defer to a Deferral Plan II cash account some or all of their cash retainer fees. Directors can select among different investment crediting rates to apply to deferral cash account balances under the Deferral Plans. These investment options include mutual funds and similar investments. The Directors may change their investment elections at any time.

Annually, non-employee Directors also may elect to defer to a Deferral Plan II stock account some or all of their stock retainer fees. Deferred stock retainer fees are credited to a Director's stock account, which has a single investment option that mirrors the performance of our Common Stock and is credited with dividend equivalents equal to cash dividends that are declared and paid on our Common Stock.

Directors elect a date when benefit payments from their Deferral Plan I and Deferral Plan II accounts will commence and the form of benefit payment. Generally, Deferral Plan I and Deferral Plan II account benefit payments will not begin earlier than the elected commencement date. Directors may, however, request an early distribution of some or all contributions made to their Deferral Plan I account prior to January 1, 2005, subject to a 10 percent early withdrawal penalty.

Directors may not elect to receive an early withdrawal of amounts contributed to their Deferral Plan II account after January 1, 2005, except that they may request an early withdrawal in the event of an unforeseen emergency, which request is subject to the approval of the ECHC Committee.

Directors may elect to receive their Deferral Plan cash and stock account balances in the form of either a lump sum payment or annual installments over a 5-, 10-, or 15-year period, or a combination of both. A Director's Deferral Plan cash account balance will be credited or debited with notional gains or losses until the balance has been paid in full. Directors will receive dividend equivalents on their Deferral Plan II stock account balances until paid in full.

ITEM NO. 3—ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

We have conducted annual advisory shareholder votes to approve executive compensation–like the one in Item No. 2 of this proxy statement–since the 2011 Annual Meeting. In accordance with the requirements of Section 14A of the Exchange Act and the related SEC rules, we are asking you to vote, on an advisory basis, whether future advisory votes on executive compensation should occur every year, every two years, or every three years.

Our shareholders voted on a similar proposal in 2017 with the majority voting to hold the advisory say-on-pay vote every year. Our executive compensation programs have been designed to promote a long-term connection between executive compensation and performance. At the same time, the ECHC Committee and the Board recognize that compensation disclosures are made annually, and we believe that annual say-on-pay voting helps to promote awareness of our executive compensation programs and provides us with the most direct and timely feedback about those programs from shareholders. We believe that holding an annual say-on-pay vote is consistent with our compensation philosophy and programs, and is also consistent with our practice of engaging shareholders and seeking their input on corporate governance matters.

Although this shareholder vote on the frequency of future advisory shareholder say-on-pay votes is advisory and non-binding, the ECHC Committee and the Board expect to take into account the outcome of the vote when considering the frequency of future advisory shareholder say-on-pay votes.

For this Item No. 3, you are not voting to approve or disapprove the Board's recommendation. Rather, you will be able to specify your preference for one of three possible frequencies, within the following four possible voting options: "one year," "two years," "three years," or "abstain."

The Board recommends a vote for a "ONE YEAR" frequency for future advisory votes to approve executive compensation.

ITEM NO. 4—RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

_____

The Audit Committee has selected PricewaterhouseCoopers as the Company's independent registered public accounting firm for the year 2023. PricewaterhouseCoopers has acted in this capacity since October 1963.

While the Audit Committee is responsible for the selection, retention, evaluation of independence and performance, approval of fees and retention terms, oversight, and termination (when appropriate) of the Company's principal independent accountants, the Audit Committee and Board request that shareholders ratify the selection of PricewaterhouseCoopers as the Company's independent registered public accounting firm as a matter of good corporate practice. The Audit Committee is not required to take any action as a result of the outcome of this vote, but will take it into consideration. Even if the selection is ratified by shareholders, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

A representative of PricewaterhouseCoopers is expected to be present at the 2023 Annual Meeting. The representative will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Board recommends a vote "FOR" ratifying the selection of PricewaterhouseCoopers as the Company's independent registered public accounting firm for 2023.

AUDIT COMMITTEE REPORT

The Audit Committee is comprised of six non-employee Directors, each of whom has been determined by the Board to be "independent" under ALLETE's Corporate Governance Guidelines, and within the meaning of the rules of both the NYSE and the SEC. The Board has also determined that each member of the Audit Committee is financially literate and that Mr. Goldfarb, Mr. Matthews, and Mr. Neve are each an "audit committee financial expert" within the meaning of the SEC rules. The Audit Committee operates pursuant to a written charter. The Audit Committee charter was reviewed in February 2023 and revised in February 2022 and is available on the Company's website www.allete.com/Governance. The Audit Committee assists in the Board's oversight of the integrity of the Company's financial reports, compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, both the internal and external audit processes, and internal controls over financial reporting. The Audit Committee reviews and recommends to the Board that the audited financial statements be included in the Company's annual Form 10-K.

During 2022, the Audit Committee met and held separate discussions with members of management and the Company's independent registered public accounting firm, PricewaterhouseCoopers, regarding certain audit activities and with the Company's Chief Audit Officer regarding the plans for and results of selected internal audits. The Audit Committee reviewed the quarterly financial statements. It reviewed with management and the independent registered public accounting firm the effectiveness of internal controls over financial reporting and the Company's compliance with laws and regulations.

The Audit Committee received and reviewed the written disclosures and letters from PricewaterhouseCoopers specified by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed the firm's independence with the independent registered public accounting firm. The Audit Committee has received written material addressing PricewaterhouseCoopers' internal quality control procedures and other matters, as required by the NYSE listing standards.

The Audit Committee has: (i) reviewed and discussed the Company's Consolidated Financial Statements for the year ended December 31, 2022, with the Company's management and with the Company's independent registered public accounting firm; (ii) met with management to discuss all quarterly and annual financial reports prior to their issuance and to discuss significant accounting issues and management judgments; and (iii) discussed with the Company's independent registered public accounting firm the matters required to be discussed under the rules adopted by the PCAOB. Management represented to the Audit Committee that the Company's Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America.

Based on the above-mentioned review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in ALLETE's Form 10-K for the year ended December 31, 2022.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has pre-approval policies and procedures related to the provision of audit and non-audit services by the independent registered public accounting firm. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by the independent registered public accounting firm and the estimated fees related to these services. During the pre-approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the independent registered public accounting firm. The services and fees must be deemed compatible with the maintenance of the independence of the independent registered public accounting firm, including compliance with the SEC's rules and regulations.

The Audit Committee will, as necessary, consider and, if appropriate, pre-approve the provision of additional audit and non-audit services by the independent registered public accounting firm that were not encompassed by the Audit Committee's annual pre-approval and that are not prohibited by law. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, these additional audit and non-audit services, provided that the Chair shall promptly report any decisions to pre-approve such services to the Audit Committee.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers for the audit of the Company's annual financial statements for the years ended December 31, 2022 and December 31, 2021, and fees billed for other services rendered by PricewaterhouseCoopers during those periods. All audit and non-audit services and fees for 2022 and 2021 were pre-approved by the Audit Committee. The Company has considered and determined that the provision of the non-audit services noted below is compatible with maintaining PricewaterhouseCoopers' independence.

	2022	2021
Audit Fees[1]	$2,537,000	$1,835,400
Audit-Related Fees[2]	—	45,000
Tax Fees[3]	111,100	35,500
All Other Fees[4]	2,900	2,780
Total	$2,651,000	$1,918,680

[1] Audit fees were incurred in connection with audit work performed on the integrated audit of the Consolidated Financial Statements, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as required regulatory audits, subsidiary audits, accounting consultations, and services in connection with securities offerings. 2022 audit fees also included incremental services related to the Company's acquisition of New Energy in 2022.
[2] Audit-related fees consisted of consultation services related to a new system implementation.
[3] Tax fees consisted of tax compliance services.
[4] Other fees consisted of license fees for accounting research software.

March 23, 2023

Audit Committee
George G. Goldfarb, Chair
Susan K. Nestegard, *ex officio*
Charles R. Matthews
Douglas C. Neve
Barbara A. Nick
Charlene A. Thomas

OTHER BUSINESS

The Board knows of no other business to be presented at the 2023 Annual Meeting. However, if any other matters properly come before the Annual Meeting, it is the intention of the persons named in the proxy form to vote the Common Stock represented thereby pursuant to the proxies in accordance with their judgment in such matters.

All shareholders are respectfully asked to vote their proxies so that the necessary vote may be present at the Annual Meeting.

Shareholder Proposals for the 2024 Annual Meeting

All proposals from shareholders to be considered for inclusion in the Proxy Statement relating to the Annual Meeting scheduled for May 14, 2024, must be received by the Corporate Secretary of ALLETE at 30 West Superior Street, Duluth, MN 55802-2093 not later than November 24, 2023. The Company's Bylaws provide that for business to be properly brought before an annual meeting by a shareholder, the shareholder must have delivered timely notice to the Company's Corporate Secretary. To be timely, advance notice for business to be brought before an Annual Meeting generally must be received not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding Annual Meeting. Therefore, for the Annual Meeting scheduled for May 14, 2024, ALLETE must receive a shareholder's notice between January 10, 2024 and February 9, 2024. A shareholder's notice must also comply with the informational and other requirements set forth in the Company's Bylaws. In addition to the information and other requirements in the Company's Bylaws, as noted in the prior sentence, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 10, 2024. The persons to be named as proxies in the proxy card relating to the 2024 Annual Meeting may have the discretion to vote their proxies in accordance with their judgment on any matter as to which ALLETE did not have notice in accordance with the advance notice provisions in the Company's Bylaws, without discussion of such matter in the Proxy Statement relating to the 2024 Annual Meeting.

By order of the Board of Directors,

Margaret A. Thickens
Vice President, Chief Legal Officer, and Corporate Secretary

March 23, 2023
Duluth, Minnesota

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

 ⓧ   Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

    For the year ended **December 31, 2022**

 ☐   Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

    For the transition period from _____ to _____

Commission File Number **1-3548**

ALLETE, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 West Superior Street, Duluth, Minnesota 55802-2093

(Address of principal executive offices, including zip code)

(218) 279-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, without par value	**ALE**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ⓧ   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ⓧ

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⓧ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⓧ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	&#9447;	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⓧ

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ⓧ

The aggregate market value of voting stock held by nonaffiliates on June 30, 2022, was $3,349,606,300.

As of February 1, 2023, there were 57,252,864 shares of ALLETE Common Stock, without par value, outstanding.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference in Part III.

Index

Index (Continued)

Definitions

The following abbreviations or acronyms are used in the text. References in this report to "we," "us" and "our" are to ALLETE, Inc. and its subsidiaries, collectively.

Abbreviation or Acronym	Term
AFUDC	Allowance for Funds Used During Construction - the cost of both debt and equity funds used to finance utility plant additions during construction periods
ALLETE	ALLETE, Inc.
ALLETE Clean Energy	ALLETE Clean Energy, Inc. and its subsidiaries
ALLETE Properties	ALLETE Properties, LLC and its subsidiaries
ALLETE South Wind	ALLETE South Wind, LLC
ALLETE Transmission Holdings	ALLETE Transmission Holdings, Inc.
ArcelorMittal	ArcelorMittal USA LLC
ATC	American Transmission Company LLC
Basin	Basin Electric Power Cooperative
Bison	Bison Wind Energy Center
BNI Energy	BNI Energy, Inc. and its subsidiary
Boswell	Boswell Energy Center
Camp Ripley	Camp Ripley Solar Array
Cenovus Energy	Cenovus Energy Inc.
CIP	Conservation Improvement Program
Cliffs	Cleveland-Cliffs Inc.
Company	ALLETE, Inc. and its subsidiaries
COVID-19	2019 novel coronavirus
DC	Direct Current
EIS	Environmental Impact Statement
EPA	United States Environmental Protection Agency
ESOP	Employee Stock Ownership Plan
FERC	Federal Energy Regulatory Commission
Form 8-K	ALLETE Current Report on Form 8-K
Form 10-K	ALLETE Annual Report on Form 10-K
Form 10-Q	ALLETE Quarterly Report on Form 10-Q
GAAP	Generally Accepted Accounting Principles in the United States of America
GHG	Greenhouse Gases
GNTL	Great Northern Transmission Line
Hibbing Taconite	Hibbing Taconite Co.
Invest Direct	ALLETE's Direct Stock Purchase and Dividend Reinvestment Plan
IRP	Integrated Resource Plan
Item ___	Item ___ of this Form 10-K
kV	Kilovolt(s)
kW / kWh	Kilowatt(s) / Kilowatt-hour(s)
Lampert Capital Markets	Lampert Capital Markets, Inc.
Laskin	Laskin Energy Center
Manitoba Hydro	Manitoba Hydro-Electric Board
MBtu	Million British thermal units

Abbreviation or Acronym	Term
Minnesota Power	An operating division of ALLETE, Inc.
Minnkota Power	Minnkota Power Cooperative, Inc.
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investors Service, Inc.
MPCA	Minnesota Pollution Control Agency
MPUC	Minnesota Public Utilities Commission
MW / MWh	Megawatt(s) / Megawatt-hour(s)
NAAQS	National Ambient Air Quality Standards
NDPSC	North Dakota Public Service Commission
NERC	North American Electric Reliability Corporation
New Energy	New Energy Equity LLC
Nobles 2	Nobles 2 Power Partners, LLC
NOL	Net Operating Loss
NO_X	Nitrogen Oxides
Northshore Mining	Northshore Mining Company, a wholly-owned subsidiary of Cliffs
Note ___	Note ___ to the consolidated financial statements in this Form 10-K
NPDES	National Pollutant Discharge Elimination System
NTEC	Nemadji Trail Energy Center
NYSE	New York Stock Exchange
Oliver Wind I	Oliver Wind I Energy Center
Oliver Wind II	Oliver Wind II Energy Center
PolyMet	PolyMet Mining Corp.
PPA / PSA	Power Purchase Agreement / Power Sales Agreement
PPACA	Patient Protection and Affordable Care Act of 2010
PSCW	Public Service Commission of Wisconsin
RSOP	Retirement Savings and Stock Ownership Plan
SEC	Securities and Exchange Commission
S&P	S&P Global Ratings
Silver Bay Power	Silver Bay Power Company, a wholly-owned subsidiary of Cliffs
SO_2	Sulfur Dioxide
South Shore Energy	South Shore Energy, LLC
Square Butte	Square Butte Electric Cooperative, a North Dakota cooperative corporation
ST Paper	ST Paper LLC
SWL&P	Superior Water, Light and Power Company
Taconite Harbor	Taconite Harbor Energy Center
Taconite Ridge	Taconite Ridge Energy Center
Town Center District	Town Center at Palm Coast Community Development District in Florida
United Taconite	United Taconite LLC, a wholly-owned subsidiary of Cliffs
UPM Blandin	UPM, Blandin paper mill owned by UPM-Kymmene Corporation
U.S.	United States of America
USS Corporation	United States Steel Corporation
WTG	Wind Turbine Generator

Forward-Looking Statements

Statements in this report that are not statements of historical facts are considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there can be no assurance that the expected results will be achieved. Any statements that express, or involve discussions as to, future expectations, risks, beliefs, plans, objectives, assumptions, events, uncertainties, financial performance, or growth strategies (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "likely," "will continue," "could," "may," "potential," "target," "outlook" or words of similar meaning) are not statements of historical facts and may be forward-looking.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are providing this cautionary statement to identify important factors that could cause our actual results to differ materially from those indicated in forward-looking statements made by or on behalf of ALLETE in this Form 10-K, in presentations, on our website, in response to questions or otherwise. These statements are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements that could cause our actual results to differ materially from those indicated in the forward-looking statements:

- our ability to successfully implement our strategic objectives;
- global and domestic economic conditions affecting us or our customers;
- changes in and compliance with laws and regulations;
- changes in tax rates or policies or in rates of inflation;
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements;
- weather conditions, natural disasters and pandemic diseases, including the ongoing COVID-19 pandemic;
- our ability to access capital markets, bank financing and other financing sources;
- changes in interest rates and the performance of the financial markets;
- project delays or changes in project costs;
- changes in operating expenses and capital expenditures and our ability to raise revenues from our customers;
- the impacts of commodity prices on ALLETE and our customers;
- our ability to attract and retain qualified, skilled and experienced personnel;
- effects of emerging technology;
- war, acts of terrorism and cybersecurity attacks;
- our ability to manage expansion and integrate acquisitions;
- population growth rates and demographic patterns;
- wholesale power market conditions;
- federal and state regulatory and legislative actions that impact regulated utility economics, including our allowed rates of return, capital structure, ability to secure financing, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities and utility infrastructure, recovery of purchased power, capital investments and other expenses, including present or prospective environmental matters;
- effects of competition, including competition for retail and wholesale customers;
- effects of restructuring initiatives in the electric industry;
- the impacts on our businesses of climate change and future regulation to restrict the emissions of GHG;
- effects of increased deployment of distributed low-carbon electricity generation resources;
- the impacts of laws and regulations related to renewable and distributed generation;
- pricing, availability and transportation of fuel and other commodities and the ability to recover the costs of such commodities;
- our current and potential industrial and municipal customers' ability to execute announced expansion plans;
- real estate market conditions where our legacy Florida real estate investment is located may deteriorate; and
- the success of efforts to realize value from, invest in, and develop new opportunities.

Additional disclosures regarding factors that could cause our results or performance to differ from those anticipated by this report are discussed in Part 1, Item 1A under the heading "Risk Factors" of this Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in this Form 10-K and in other reports filed with the SEC that attempt to identify the risks and uncertainties that may affect ALLETE's business.

Item 1. Business

Overview.

ALLETE is a leader in the nation's clean-energy transformation. Our businesses and dedicated employees deliver sustainable energy solutions that mitigate climate change, build thriving communities, help customers reach their sustainability goals and drive value for shareholders. In 2020, ALLETE's largest business, Minnesota Power, reached a milestone of providing 50 percent renewable energy to its retail and municipal customers in Minnesota, and the Company envisions delivering 100 percent carbon-free energy to customers by 2050—a vision grounded in a steadfast commitment to climate, customers and community through its *EnergyForward* strategy. ALLETE Clean Energy, our second-largest business, is positioned at the heart of society's clean-energy transformation and owns, operates or is developing more than 1,300 megawatts of wind energy generation across eight states – helping some of the largest companies in the country reduce their carbon footprint.

Minnesota Power's latest IRP, approved by the MPUC in an order dated January 9, 2023, outlines its clean-energy transition plans through 2035. These plans include expanding its renewable energy supply to 70 percent by 2030, achieving coal-free operations at its facilities by 2035, and investing in a resilient and flexible transmission and distribution grid. Minnesota Power has also set a target to achieve an 80 percent reduction in carbon emissions by 2035 compared to 2005 levels. As part of these plans, Minnesota Power anticipates adding up to 700 MW of new wind and solar energy resources, and ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Minnesota Power's plans recognize that advances in technology will play a significant role in completing its transition to carbon-free energy supply, reliably and affordably.

In recent years, Minnesota Power has transformed its energy supply from more than a 95 percent reliance on coal to become a leader in the nation's clean-energy transformation. Since 2013, the company has closed or converted seven of its nine coal-fired units and added nearly 900 megawatts of renewable energy sources. Additionally, Minnesota Power has been a leader in energy conservation, surpassing the state's conservation goals each year for the past decade.

On February 7, 2023, the Minnesota Governor signed into law legislation that updates the state's renewable energy standard and requires Minnesota electric utilities to source retail sales with 100 percent carbon-free energy by 2040. The Company is evaluating the law to identify challenges and opportunities it could present. (See *Regulated Operations – Minnesota Legislation*.)

ALLETE is also committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses, and sustains growth. ALLETE is predominately a regulated utility through Minnesota Power, SWL&P, and an investment in ATC. ALLETE's strategy is to remain predominately a regulated utility while investing in ALLETE Clean Energy and New Energy and its Corporate and Other businesses to complement its regulated businesses, balance exposure to the utility's industrial customers, and provide potential long-term earnings growth.

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 150,000 retail customers. Minnesota Power also has 14 non-affiliated municipal customers in Minnesota. SWL&P is a Wisconsin utility and a wholesale customer of Minnesota Power. SWL&P provides regulated utility electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 13,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Note 4. Regulatory Matters.)

ALLETE Clean Energy focuses on developing, acquiring, and operating clean and renewable energy projects. ALLETE Clean Energy currently owns and operates, in seven states, more than 1,200 MW of nameplate capacity wind energy generation with a majority contracted under PSAs of various durations. In addition, ALLETE Clean Energy engages in the development of wind energy facilities to operate under long-term PSAs or for sale to others upon completion. ALLETE Clean Energy currently has approximately 100 MW of wind energy facilities under contract to be sold to others.

Overview (Continued)

Corporate and Other is comprised of New Energy, a renewable development company; our investment in Nobles 2, an entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota; South Shore Energy, our non-rate regulated, Wisconsin subsidiary developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility; BNI Energy, our coal mining operations in North Dakota; ALLETE Properties, our legacy Florida real estate investment; other business development and corporate expenditures; unallocated interest expense; a small amount of non-rate base generation; land holdings in Minnesota; and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2022, unless otherwise indicated. All subsidiaries are wholly-owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

Year Ended December 31	2022	2021	2020
Consolidated Operating Revenue – Millions *(a)*	$1,570.7	$1,419.2	$1,169.1
Percentage of Consolidated Operating Revenue			
Regulated Operations	80 %	87 %	84 %
ALLETE Clean Energy	8 %	6 %	7 %
Corporate and Other *(a)*	12 %	7 %	9 %
	100 %	100 %	100 %

(a)   2022 includes revenue from New Energy, which was acquired in the second quarter of 2022. (See Note. 5 Acquisitions.)

For a detailed discussion of results of operations and trends, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. For business segment information, see Note 1. Operations and Significant Accounting Policies and Note 14. Business Segments.

REGULATED OPERATIONS

Electric Sales / Customers

Regulated Utility Kilowatt-hours Sold

Year Ended December 31	2022	%	2021	%	2020	%
Millions						
Retail and Municipal						
Residential	1,148	9	1,135	7	1,134	9
Commercial	1,359	11	1,359	9	1,306	10
Industrial	6,745	52	7,196	47	6,192	47
Municipal	540	4	590	4	584	4
Total Retail and Municipal	9,792	76	10,280	67	9,216	70
Other Power Suppliers	3,149	24	5,102	33	4,039	30
Total Regulated Utility Kilowatt-hours Sold	12,941	100	15,382	100	13,255	100

Industrial Customers. In 2022, industrial customers represented 52 percent of total regulated utility kWh sales. Our industrial customers are primarily in the taconite mining, paper, pulp and secondary wood products, and pipeline industries.

The COVID-19 pandemic and related governmental responses led to a disruption of economic activity. This disruption resulted in reduced sales and revenue from industrial customers in 2020 as many industrial customers operated at reduced levels or were temporarily closed or idled during 2020. Sales to our industrial customers in 2021 were similar to levels prior to the COVID-19 pandemic. In 2022 Cliffs decided to idle all production at its Northshore mine until at least April 2023.

Industrial Customer Kilowatt-hours Sold

Year Ended December 31	2022	%	2021	%	2020	%
Millions						
Taconite	4,713	70	5,281	73	4,296	69
Paper, Pulp and Secondary Wood Products	735	11	702	10	752	12
Pipelines and Other Industrial	1,297	19	1,213	17	1,144	19
Total Industrial Customer Kilowatt-hours Sold	6,745	100	7,196	100	6,192	100

Six taconite facilities served by Minnesota Power made up approximately 85 percent of 2021 iron ore pellet production in the U.S. according to data from the Minnesota Department of Revenue 2022 Mining Tax Guide. These taconite facilities are owned by Cliffs and USS Corporation. (See *Large Power Customer Contracts*.) Sales to taconite customers represented 4,713 million kWh, or 70 percent of total industrial customer kWh sales in 2022. Taconite, an iron-bearing rock of relatively low iron content, is abundantly available in northern Minnesota and an important domestic source of raw material for the steel industry. Taconite processing plants use large quantities of electric power to grind the iron-bearing rock, and agglomerate and pelletize the iron particles into taconite pellets.

Minnesota Power's taconite customers are capable of producing approximately 41 million tons of taconite pellets annually. Taconite pellets produced in Minnesota are primarily shipped to North American steel making facilities that are part of the integrated steel industry, which continue to lead the world in environmental performance among steelmaking countries. According to the U.S. Department of Energy, steel production in the U.S. is the most energy efficient of any major steel producing country. Steel produced from these North American facilities is used primarily in the manufacture of automobiles, appliances, tubular applications for all industries, and in the construction industry. Steel is also a critical component of the clean energy transformation underway today. The demand for more renewable energy and the need for additional infrastructure to transport green energy from the point of generation to the end user both require steel. Historically, less than 10 percent of Minnesota taconite production has been exported outside of North America.

There has been a general historical correlation between U.S. steel production and Minnesota taconite production. The American Iron and Steel Institute, an association of North American steel producers, reported that U.S. raw steel production operated at approximately 78 percent of capacity in 2022 (82 percent in 2021 and 68 percent in 2020). The World Steel Association, an association of steel producers, national and regional steel industry associations, and steel research institutes representing approximately 85 percent of world steel production, projected U.S. steel consumption in 2023 will increase by approximately 2 percent compared to 2022.

The following table reflects Minnesota Power's taconite customers' production levels for the past ten years:

Minnesota Power Taconite Customer Production	
Year	**Tons (Millions)**
2022*	32
2021	39
2020	30
2019	37
2018	39
2017	38
2016	28
2015	31
2014	39
2013	37
Source: Minnesota Department of Revenue 2022 Mining Tax Guide for years 2013 - 2021.	
* Preliminary data from the Minnesota Department of Revenue.	

Minnesota Power's taconite customers may experience annual variations in production levels due to such factors as economic conditions, short-term demand changes or maintenance outages. We estimate that a one million ton change in Minnesota Power's taconite customers' production would impact our annual earnings per share by approximately $0.04, net of expected power marketing sales at current prices. Changes in wholesale electric prices or customer contractual demand nominations could impact this estimate. Minnesota Power proactively sells power in the wholesale power markets that is temporarily not required by industrial customers to optimize the value of its generating facilities. Long-term reductions in taconite production or a permanent shut down of a taconite customer may lead Minnesota Power to file a general rate case to recover lost revenue.

In addition to serving the taconite industry, Minnesota Power serves a number of customers in the paper, pulp and secondary wood products industry, which represented 735 million kWh, or 11 percent of total industrial customer kWh sales in 2022. Minnesota Power also has an agreement to provide steam for one paper and pulp customer for use in the customer's operations. The major paper and pulp mills we serve reported operating at similar levels in 2022 compared to 2021. Verso Corporation indefinitely idled its paper mill in Duluth, Minnesota, which it subsequently sold to ST Paper in May 2021. (See Outlook – Regulated Operations – Industrial Customers and Prospective Additional Load – Paper, Pulp and Secondary Wood Products – ST Paper.)

Large Power Customer Contracts. Minnesota Power had seven Large Power Customer contracts as of December 31, 2022, each serving requirements of 10 MW or more of customer load. The customers as of December 31, 2022 consisted of six taconite facilities owned by Cliffs and USS Corporation as well as three paper and pulp mills. Certain facilities with common ownership are served under combined contracts.

Large Power Customer contracts require Minnesota Power to have a certain amount of generating capacity available. In turn, each Large Power Customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having this capacity available to serve the customer, including a return on common equity. Most contracts allow customers to establish the level of megawatts subject to a demand charge on a three- to four-month basis and require that a portion of their megawatt needs be committed on a take-or-pay basis for at least a portion of the term of the agreement. In addition to the demand charge, each Large Power Customer is billed an energy charge for each kWh used that recovers the variable costs incurred in generating electricity. Five of the Large Power Customer contracts have interruptible service which provides a discounted demand rate in exchange for the ability to interrupt the customers during system emergencies. Minnesota Power also provides incremental production service for customer demand levels above the contractual take-or-pay levels. There is no demand charge for this service and energy is priced at an increment above Minnesota Power's cost. Incremental production service is interruptible.

All contracts with Large Power Customers continue past the contract termination date unless the required advance notice of cancellation has been given. The required advance notice of cancellation varies from two to four years. Such contracts reduce the impact on earnings that otherwise would result from significant reductions in kWh sales to such customers. Large Power Customers are required to take all of their purchased electric service requirements from Minnesota Power for the duration of their contracts. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the same regulatory process governing all retail electric rates. (See *Regulatory Matters – Electric Rates*.)

Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates. These customers receive estimated bills or make weekly prepayments based on Minnesota Power's estimate of the customer's energy usage, forecasted energy prices and fuel adjustment clause estimates. Minnesota Power's taconite-producing Large Power Customers have generally predictable energy usage on a week-to-week basis and any differences that occur are trued-up the following month.

Contract Status for Minnesota Power Large Power Customers
As of December 31, 2022

Customer	Industry	Location	Ownership	Earliest Termination Date
Cliffs – Minorca Mine *(a)*	Taconite	Virginia, MN	Cliffs	December 31, 2026
Hibbing Taconite *(a)*	Taconite	Hibbing, MN	85.3% Cliffs 14.7% USS Corporation	December 31, 2026
United Taconite and Northshore Mining	Taconite	Eveleth, MN and Babbitt, MN	Cliffs	December 31, 2026
USS Corporation (USS – Minnesota Ore) *(a)(b)*	Taconite	Mtn. Iron, MN and Keewatin, MN	USS Corporation	December 31, 2026
Boise, Inc. *(a)*	Paper	International Falls, MN	Packaging Corporation of America	December 31, 2026
UPM Blandin	Paper	Grand Rapids, MN	UPM-Kymmene Corporation	December 31, 2029
Sappi Cloquet LLC *(a)*	Paper and Pulp	Cloquet, MN	Sappi Limited	December 31, 2026

(a) The contract will terminate four years from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is December 31, 2026.
(b) USS Corporation owns both the Minntac Plant in Mountain Iron, MN, and the Keewatin Taconite Plant in Keewatin, MN.

Residential and Commercial Customers. In 2022, residential and commercial customers represented 20 percent of total regulated utility kWh sales.

Municipal Customers. In 2022, municipal customers represented 4 percent of total regulated utility kWh sales.

Minnesota Power's wholesale electric contracts with 14 non-affiliated municipal customers in Minnesota have termination dates ranging from 2029 through 2037, with a majority of contracts expiring in 2029. One of these wholesale contracts includes a termination clause requiring a three-year notice to terminate. (See Note 4. Regulatory Matters.)

Other Power Suppliers. The Company also enters into off-system sales with Other Power Suppliers. These sales are at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Our PSAs are detailed in Note 9. Commitments, Guarantees and Contingencies, with additional disclosure provided in the following paragraphs.

Minnkota Power PSA. Minnesota Power has a PSA with Minnkota Power where Minnesota Power is selling a portion of its entitlement from Square Butte to Minnkota Power, resulting in Minnkota Power's net entitlement increasing and Minnesota Power's net entitlement decreasing until Minnesota Power's share is eliminated at the end of 2025. Of Minnesota Power's 50 percent output entitlement, it sold approximately 32 percent to Minnkota Power in 2022 (28 percent in 2021 and in 2020). Minnkota Power's net entitlement increases to approximately 37 percent in 2023, 41 percent in 2024, 46 percent in 2025 and 50 percent in 2026. (See *Power Supply – Long-Term Purchased Power*.)

Silver Bay Power PSA. Minnesota Power has a PSA with Silver Bay Power through 2031 to supply the full energy requirements for Silver Bay Power. Silver Bay Power supplies approximately 90 MW of load to Northshore Mining, an affiliate of Silver Bay Power.

Hibbing Public Utilities. In April 2022, Minnesota Power entered into a new long-term Power Purchase and Market Energy Service Agreement with Hibbing Public Utilities for the period of June 1, 2022, through May 31, 2027. The agreement replaced the previous wholesale electric contract between Hibbing Public Utilities and Minnesota Power.

Seasonality

The operations of our industrial customers, which make up a large portion of our electric sales, are not typically subject to significant seasonal variations. (See *Electric Sales / Customers*.) As a result, Minnesota Power is generally not subject to significant seasonal fluctuations in electric sales; however, Minnesota Power and SWL&P electric and natural gas sales to other customers may be affected by seasonal differences in weather. In general, peak electric sales occur in the winter and summer months with fewer electric sales in the spring and fall months. Peak sales of natural gas generally occur in the winter months. Additionally, our regulated utilities have historically generated fewer sales and less revenue when weather conditions are milder in the winter and summer.

Power Supply

In order to meet its customers' electric requirements, Minnesota Power utilizes a mix of its own generation and purchased power. As of December 31, 2022, approximately 50 percent of Minnesota Power's power supply for its retail and municipal customers in Minnesota was provided by renewable energy sources. This was enabled by the completion of the 250 MW Nobles 2 wind energy facility in December 2020 and the GNTL in June 2020, which is used to deliver 250 MW of hydroelectric energy from Manitoba Hydro. Minnesota Power's remaining operating coal-fired facilities are Boswell Units 3 and 4, which Minnesota Power plans to cease coal operations at by 2030 and 2035, respectively. (See *Regulatory Matters*.) The following table reflects Minnesota Power's generating capabilities as of December 31, 2022, and total electrical supply for 2022. Minnesota Power had an annual net peak load of 1,556 MW on January 7, 2022.

REGULATED OPERATIONS (Continued)
Power Supply (Continued)

Regulated Utility Power Supply	Unit No.	Year Installed	Net Capability		Year Ended December 31, 2022 Generation and Purchases	
			MW		MWh	%
Coal-Fired						
Boswell Energy Center *(a)*	3	1973	352			
in Cohasset, MN	4	1980	468	*(b)*		
			820		4,520,828	33.9
Taconite Harbor Energy Center	1 & 2	1957	150	*(c)*	—	—
Total Coal-Fired			970		4,520,828	33.9
Biomass Co-Fired / Natural Gas						
Hibbard Renewable Energy Center in Duluth, MN	3 & 4	1949, 1951	60		134,049	1.0
Laskin Energy Center in Hoyt Lakes, MN	1 & 2	1953	98		122,277	0.9
Total Biomass Co-Fired / Natural Gas			158		256,326	1.9
Hydro *(d)*						
Group consisting of ten stations in MN	Multiple	Multiple	120		546,876	4.1
Wind *(e)*						
Taconite Ridge Energy Center in Mtn. Iron, MN	Multiple	2008	25		62,168	0.5
Bison Wind Energy Center in Oliver and Morton Counties, ND	Multiple	2010-2014	497		1,566,952	11.8
Total Wind			522		1,629,120	12.3
Solar *(f)*						
Group consisting of two solar arrays in MN	Multiple	Multiple	10		16,169	0.1
Total Generation			1,780		6,969,319	52.3
Long-Term Purchased Power						
Lignite Coal - Square Butte near Center, ND *(g)*					1,192,480	8.9
Wind - Oliver Wind I and II in Oliver County, ND					407,253	3.0
Wind - Nobles 2 in Nobles County, MN *(h)*					1,091,676	8.2
Hydro - Manitoba Hydro in Manitoba, Canada					1,460,000	11.0
Total Long-Term Purchased Power					4,151,409	31.1
Other Purchased Power *(i)*					2,210,192	16.6
Total Purchased Power					6,361,601	47.7
Total Regulated Utility Power Supply					13,330,920	100.0

(a) Minnesota Power anticipates ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. (See Regulatory Matters.)

(b) Boswell Unit 4 net capability shown above reflects Minnesota Power's ownership percentage of 80 percent. WPPI Energy owns 20 percent of Boswell Unit 4. (See Note 3. Jointly-Owned Facilities and Assets.)

(c) Taconite Harbor Units 1 and 2 were idled in 2016 and are planned to be retired in the first quarter of 2023. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook – EnergyForward.)

(d) Hydro consists of 10 stations with 34 generating units.

(e) Taconite Ridge consists of 10 WTGs and Bison consists of 165 WTGs.

(f) Solar includes the 10 MW Camp Ripley Solar Array near Little Falls, MN, and a 40 kW community solar garden in Duluth, MN.

(g) Minnesota Power has a PSA with Minnkota Power whereby Minnesota Power is selling a portion of its entitlement from Square Butte to Minnkota Power. (See Electric Sales / Customers – Minnkota Power PSA.)

(h) See Item 1. Business – Corporate and Other – Investment in Nobles 2.

(i) Includes short-term market purchases in the MISO market and from Other Power Suppliers.

Fuel. Minnesota Power purchases low-sulfur, sub-bituminous coal from the Powder River Basin region located in Montana and Wyoming. Coal consumption in 2022 for electric generation at Minnesota Power's coal-fired generating stations was 2.7 million tons (2.7 million tons in 2021; 2.2 million tons in 2020). As of December 31, 2022, Minnesota Power had coal inventories of 0.8 million tons (0.4 million tons as of December 31, 2021). Minnesota Power has coal supply agreements providing for the purchase of a significant portion of its coal requirements through December 2023. In 2023, Minnesota Power expects to obtain coal under these coal supply agreements and in the spot market. Minnesota Power continues to explore other future coal supply options and believes that adequate supplies of low-sulfur, sub-bituminous coal will continue to be available.

Minnesota Power also has coal transportation agreements in place for the delivery of a significant portion of its coal requirements through December 2024. The costs of fuel and related transportation costs for Minnesota Power's generation are recoverable from Minnesota Power's utility customers through the fuel adjustment clause.

Coal Delivered to Minnesota Power

Year Ended December 31	2022	2021	2020
Average Price per Ton	$39.98	$39.51	$34.94
Average Price per MBtu	$2.25	$2.18	$1.93

Long-Term Purchased Power. Minnesota Power has contracts to purchase capacity and energy from various entities, including output from certain coal, wind, hydro and solar generating facilities.

Our PPAs are detailed in Note 9. Commitments, Guarantees and Contingencies, with additional disclosure provided in the following paragraph.

Square Butte PPA. Under the PPA with Square Butte that extends through 2026, Minnesota Power is entitled to 50 percent of the output of Square Butte's 455 MW coal-fired generating unit. (See Note 9. Commitments, Guarantees and Contingencies.) BNI Energy mines and sells lignite coal to Square Butte. This lignite supply is sufficient to provide fuel for the anticipated useful life of the generating unit. Square Butte's cost of lignite consumed in 2022 was approximately $2.05 per MBtu ($1.94 per MBtu in 2021; $1.75 per MBtu in 2020). (See *Electric Sales / Customers – Minnkota Power PSA*.)

Manitoba Hydro. Minnesota Power has two long-term PPAs with Manitoba Hydro. The first PPA provides for Minnesota Power to purchase 250 MW of capacity and energy from Manitoba Hydro through May 2035. The second PPA provides for Minnesota Power to purchase up to 133 MW of energy from Manitoba Hydro through June 2040. A third PPA, which expired in April 2022 was an energy-only agreement, which primarily consisted of surplus hydro energy on Manitoba Hydro's system that was delivered to Minnesota Power on a non-firm basis.

Transmission and Distribution

We have electric transmission and distribution lines of 500 kV (232 miles), 345 kV (241 miles), 250 kV (466 miles), 230 kV (715 miles), 161 kV (43 miles), 138 kV (8 miles), 115 kV (1,376 miles) and less than 115 kV (6,416 miles). We own and operate 162 substations with a total capacity of 10,116 megavoltamperes. Some of our transmission and distribution lines interconnect with other utilities.

Great Northern Transmission Line. As a condition of the 250 MW long-term PPA entered into with Manitoba Hydro, construction of additional transmission capacity was required. As a result, Minnesota Power constructed the GNTL, an approximately 220-mile 500-kV transmission line between Manitoba and Minnesota's Iron Range that was proposed by Minnesota Power and Manitoba Hydro in order to strengthen the electric grid, enhance regional reliability and promote a greater exchange of sustainable energy. In June 2020, Minnesota Power placed the GNTL into service with project costs of approximately $310 million incurred by Minnesota Power. Total project costs, including those costs contributed by a subsidiary of Manitoba Hydro, totaled approximately $660 million. The 250 MW PPA with Manitoba Hydro commenced when the GNTL was placed into service.

REGULATED OPERATIONS (Continued)

Investment in ATC

Our wholly-owned subsidiary, ALLETE Transmission Holdings, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. We account for our investment in ATC under the equity method of accounting. As of December 31, 2022, our equity investment in ATC was $165.4 million ($154.5 million as of December 31, 2021). (See Note 6. Equity Investments.)

ATC's authorized return on equity is 10.02 percent, or 10.52 percent including an incentive adder for participation in a regional transmission organization, based on a 2020 FERC order which is subject to various outstanding legal challenges related to the return on equity calculation and refund period ordered by the FERC. On August 9, 2022, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the 2020 FERC order back to the FERC. As a result of this decision, ATC recorded a reserve in the third quarter of 2022 for anticipated refunds to its customers for approximately $31 million of which our share was approximately $2.4 million pre-tax. We cannot predict the return on equity the FERC will ultimately authorize in the remanded proceeding.

In addition, the FERC issued a Notice of Proposed Rulemaking in April 2021 proposing to limit the 50 basis point incentive adder for participation in a regional transmission organization to only the first three years of membership in such an organization. If this proposal is adopted, our equity in earnings from ATC would be reduced by approximately $1 million pre-tax annually.

ATC's most recent 10-year transmission assessment, which covers the years 2022 through 2031, identifies a need for between $5.1 billion and $6.2 billion in transmission system investments. These investments by ATC, if undertaken, are expected to be funded through a combination of internally generated cash, debt and investor contributions. As opportunities arise, we plan to make additional investments in ATC through general capital calls based upon our pro rata ownership interest in ATC.

Properties

Our Regulated Operations businesses own office and service buildings, an energy control center, repair shops, electric plants, transmission facilities and storerooms in various localities in Minnesota, Wisconsin and North Dakota. All of the electric plants are subject to mortgages, which collateralize the outstanding first mortgage bonds of Minnesota Power and SWL&P. Most of the generating plants and substations are located on real property owned by Minnesota Power or SWL&P, subject to the lien of a mortgage, whereas most of the transmission and distribution lines are located on real property owned by others with appropriate easement rights or necessary permits from governmental authorities. WPPI Energy owns 20 percent of Boswell Unit 4. WPPI Energy has the right to use our transmission line facilities to transport its share of Boswell generation. (See Note 3. Jointly-Owned Facilities and Assets.)

Regulatory Matters

We are subject to the jurisdiction of various regulatory authorities and other organizations. Regulatory matters and proceedings are detailed in Note 4. Regulatory Matters, with a summary included in the following paragraphs.

Electric Rates. All rates and contract terms in our Regulated Operations are subject to approval by applicable regulatory authorities. Minnesota Power and SWL&P design their retail electric service rates based on cost of service studies under which allocations are made to the various classes of customers as approved by the MPUC or the PSCW. Nearly all retail sales include billing adjustment clauses, which may adjust electric service rates for changes in the cost of fuel and purchased energy, recovery of current and deferred conservation improvement program expenditures and recovery of certain transmission, renewable and environmental investments.

Minnesota Public Utilities Commission. The MPUC has regulatory authority over Minnesota Power's retail service area in Minnesota, retail rates, retail services, capital structure, issuance of securities and other matters. Minnesota Power's current retail rates through 2021 were based on a 2018 MPUC retail rate order that allows for a 9.25 percent return on common equity and a 53.81 percent equity ratio. The resolution of Minnesota Power's 2020 general rate case did not change the allowed return on equity or equity ratio. (See *2020 Minnesota General Rate Case*.) As authorized by the MPUC, Minnesota Power also recognizes revenue under cost recovery riders for transmission and renewable investments.

2020 Minnesota General Rate Case. In November 2019, Minnesota Power filed a retail rate increase request with the MPUC seeking an average increase of approximately 10.6 percent for retail customers.

In April 2020, Minnesota Power filed a request with the MPUC that proposed a resolution of Minnesota Power's 2020 general rate case. Key components of our proposal included removing the power marketing margin credit in base rates and reflecting actual power marketing margins in the fuel adjustment clause effective May 1, 2020; refunding to customers interim rates collected through April 2020; increasing customer rates 4.1 percent compared to the 5.8 percent increase reflected in interim rates; and a provision that Minnesota Power would not file another rate case until at least November 1, 2021, unless certain events occur. In a June 2020 order, the MPUC approved Minnesota Power's petition and proposal to resolve and withdraw the general rate case. Effective May 1, 2020, customer rates were set at an increase of 4.1 percent with the removal of the power marketing margin credit from base rates. Actual power marketing margins are now reflected in the fuel adjustment clause. Reserves for interim rates of $11.7 million were recorded in the second quarter of 2020 and refunded in the third and fourth quarters of 2020.

2022 Minnesota General Rate Case. On November 1, 2021, Minnesota Power filed a retail rate increase request with the MPUC seeking an average increase of approximately 18 percent for retail customers. The rate filing seeks a return on equity of 10.25 percent and a 53.81 percent equity ratio. On an annualized basis, the requested final rate increase would generate approximately $108 million in additional revenue. In orders dated December 30, 2021, the MPUC accepted the filing as complete and authorized an annual interim rate increase beginning January 1, 2022, with approximately $80 million expected to be collected in cash and approximately $8 million of interim rates for residential customers deferred with a final determination on recovery at the end of the rate case.

At a hearing on January 23, 2023, the MPUC made determinations regarding Minnesota Power's general rate case including allowing a return on common equity of 9.65 percent and a 52.50 percent equity ratio. Upon commencement of final rates, we expect additional revenue from base rates of approximately $60 million and an additional $10 million in revenue recognized under cost recovery riders on an annualized basis, subject to final written order and reconsideration. Final rates are expected to commence in the third quarter of 2023; interim rates will be collected through this period with reserves recorded as necessary. As a result of the MPUC's determinations made on January 23, 2023, Minnesota Power has recorded a reserve for an interim rate refund of approximately $18 million pre-tax as of December 31, 2022, which is subject to MPUC approval of Minnesota Power's refund calculation. In addition, Minnesota Power recorded a charge of approximately $8 million pre-tax to write-off the deferred portion of residential customer interim rates. Minnesota Power also recorded additional revenue of approximately $9 million pre-tax for an increase in expected recoveries under its cost recovery riders.

Minnesota Power Land Sales. In August 2020, Minnesota Power filed a petition with the MPUC for approval to sell land that surrounds several reservoirs on its hydroelectric system and is no longer required to maintain its operations. The land has an estimated value of approximately $100 million, and Minnesota Power proposed to credit ratepayers the net proceeds from the sales in a future rate case or through its renewable resources rider to mitigate future rate increases. In an order dated November 18, 2021, the MPUC authorized the land sales and directed the net proceeds to be refunded to ratepayers subject to certain conditions and required compliance filings.

2021 Integrated Resource Plan. On February 1, 2021, Minnesota Power filed its latest IRP, which was approved by the MPUC in an order dated January 9, 2023. The approved IRP, which reflects a joint agreement reached with various stakeholders, outlines Minnesota Power's clean-energy transition plans through 2035. These plans include expanding its renewable energy supply, achieving coal-free operations at its facilities by 2035, and investing in a resilient and flexible transmission and distribution grid. As part of these plans, Minnesota Power anticipates adding up to 700 MW of new wind and solar energy resources, and ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Minnesota Power's plans recognize that advances in technology will play a significant role in completing its transition to carbon-free energy supply, reliably and affordably. Minnesota Power is expected to file its next IRP by March 1, 2025.

Minnesota Power has a vision to deliver 100 percent carbon-free energy to customers by 2050, continuing its commitment to climate, customers and communities through its *EnergyForward* strategy. This vision builds on Minnesota Power's achievement, in 2020, of now providing 50 percent renewable energy to its customers.

Public Service Commission of Wisconsin. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas and water, issuances of securities and other matters. SWL&P's retail rates through 2022 were based on a December 2018 order by the PSCW that allowed for a return on equity of 10.4 percent and a 55.0 percent equity ratio.

In 2022, SWL&P filed a rate increase request with the PSCW seeking an average increase of 3.6 percent for retail customers. The filing sought an overall return on equity of 10.4 percent and a 55 percent equity ratio. On an annualized basis, the requested final rate increase would have generated an estimated $4.3 million in additional revenue. In an order dated December 20, 2022, the PSCW approved an annual increase of $3.3 million reflecting a return on equity of 10.0 percent and 55 percent equity ratio. Final rates went into effect January 1, 2023.

North Dakota Public Service Commission. The NDPSC has jurisdiction over site and route permitting of generation and transmission facilities in North Dakota.

Federal Energy Regulatory Commission. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for transmission of electricity in interstate commerce, electricity sold at wholesale (including the rates for Minnesota Power's municipal and wholesale customers), natural gas transportation, certain accounting and record-keeping practices, certain activities of our regulated utilities and the operations of ATC. FERC jurisdiction also includes enforcement of NERC mandatory electric reliability standards. Violations of FERC rules are subject to enforcement action by the FERC including financial penalties up to $1 million per day per violation.

Regional Organizations

Midcontinent Independent System Operator, Inc. Minnesota Power, SWL&P and ATC are members of MISO, a regional transmission organization. While Minnesota Power and SWL&P retain ownership of their respective transmission assets, their transmission networks are under the regional operational control of MISO. Minnesota Power and SWL&P take and provide transmission service under the MISO open access transmission tariff. In cooperation with stakeholders, MISO manages the delivery of electric power across 15 states and the Canadian province of Manitoba.

North American Electric Reliability Corporation. The NERC has been certified by the FERC as the national electric reliability organization. The NERC ensures the reliability of the North American bulk power system. The NERC oversees six regional entities that establish requirements, approved by the FERC, for reliable operation and maintenance of power generation facilities and transmission systems. Minnesota Power is subject to these reliability requirements and can incur significant penalties for non-compliance.

Midwest Reliability Organization (MRO). Minnesota Power and ATC are members of the MRO, one of the six regional entities overseen by the NERC. The MRO's primary responsibilities are to: ensure compliance with mandatory reliability standards by entities which own, operate or use the interconnected, international bulk power system; conduct assessments of the grid's ability to meet electricity demand in the region; and analyze regional system events. The MRO region spans the Canadian provinces of Saskatchewan and Manitoba, and all or parts of 16 states.

Minnesota Legislation

Renewable and Carbon-Free Energy Requirements. On February 7, 2023, the Minnesota Governor signed into law legislation that updates the state's renewable energy standard and requires Minnesota electric utilities to source retail sales with 100 percent carbon-free energy by 2040. The law increases the renewable energy standard from 25 percent renewable by 2025 to 55 percent renewable by 2035, and requires investor-owned Minnesota utilities to provide 80 percent carbon-free energy by 2030, 90 percent carbon-free energy by 2035 and 100 percent carbon-free energy by 2040. The law utilizes renewable energy credits as the means to demonstrate compliance with both the carbon-free and renewable energy standards, includes an off ramp provision that enables the MPUC to protect reliability and customer costs through modification or delay of either the renewable energy standard, the carbon-free standard, or both, and streamlines development and construction of wind energy projects and transmission in Minnesota. The Company is evaluating the law to identify challenges and opportunities it could present.

As of December 31, 2022, approximately 50 percent of Minnesota Power's power supply for its retail and municipal customers in Minnesota was provided by renewable energy sources. Minnesota Power's plans include expanding its renewable energy supply to 70 percent renewable energy by 2030. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook – EnergyForward.)

Minnesota Solar Energy Standard. Minnesota law requires at least 1.5 percent of total retail electric sales, excluding sales to certain customers, to be generated by solar energy. At least 10 percent of the 1.5 percent mandate must be met by solar energy generated by or procured from solar photovoltaic devices with a nameplate capacity of 40 kW or less and community solar garden subscriptions. Minnesota Power has met both parts of the solar mandate to date.

Competition

Retail electric energy sales in Minnesota and Wisconsin are made to customers in assigned service territories. As a result, most retail electric customers in Minnesota do not have the ability to choose their electric supplier. Large energy users of 2 MW and above that are located outside of a municipality are allowed to choose a supplier upon MPUC approval. Minnesota Power served seven Large Power Customers under contracts of at least 10 MW in 2022, none of which have engaged in a competitive rate process. (See *Electric Sales / Customers.*) No other large commercial or small industrial customers in Minnesota Power's service territory have sought a provider outside Minnesota Power's service territory. Retail electric and natural gas customers in Wisconsin do not have the ability to choose their energy supplier. In both states, however, electricity may compete with other forms of energy. Customers may also choose to generate their own electricity, or substitute other forms of energy for their manufacturing processes.

In 2022, 4 percent of total regulated utility kWh sales were to municipal customers in Minnesota. These customers have the right to seek an energy supply from any wholesale electric service provider upon contract expiration. Minnesota Power's wholesale electric contract with the Nashwauk Public Utilities Commission was extended in 2020 and is effective through December 31, 2037. Minnesota Power's wholesale electric contracts with 13 other non-affiliated municipal customers are effective through 2029. (See *Electric Sales / Customers.*)

The FERC has continued with its efforts to promote a competitive wholesale market through open-access electric transmission and other means. As a result, our electric sales to Other Power Suppliers and our purchases to supply our retail and wholesale load are made in a competitive market.

Franchises

Minnesota Power holds franchises to construct and maintain an electric distribution and transmission system in 95 cities. The remaining cities, villages and towns served by Minnesota Power do not require a franchise to operate. SWL&P serves customers under electric, natural gas or water franchises in 1 city and 14 villages and towns.

ALLETE CLEAN ENERGY

ALLETE Clean Energy focuses on developing, acquiring, and operating clean and renewable energy projects. ALLETE Clean Energy currently owns and operates, in seven states, more than 1,200 MW of nameplate capacity wind energy generation with a majority contracted under PSAs of various durations. In addition, ALLETE Clean Energy engages in the development of wind energy facilities to operate under long-term PSAs or for sale to others upon completion. ALLETE Clean Energy currently has approximately 100 MW of wind energy facilities under contract to be sold to others. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook – ALLETE Clean Energy.)

ALLETE Clean Energy believes the market for renewable energy in North America is robust, driven by several factors including environmental regulation, tax incentives such as the extension of production tax credit and investment tax credits, societal expectations and continual technology advances. State renewable portfolio standards, state or federal regulations to limit GHG emissions and the extension of production tax credit and investment tax credits are examples of environmental regulation or public policy that we believe will drive renewable energy development.

ALLETE CLEAN ENERGY (Continued)

ALLETE Clean Energy's strategy includes the safe, reliable, optimal and profitable operation of its existing facilities. This includes a strong safety culture, the continuous pursuit of operational efficiencies at existing facilities and cost controls. ALLETE Clean Energy generally acquires facilities in liquid power markets and its strategy includes the exploration of PSA extensions upon expiration of existing contracts, production tax credit requalification of existing facilities or the sale of facilities.

ALLETE Clean Energy manages risk by having a diverse portfolio of assets, which includes PSA expiration, technology and geographic diversity. The current operating portfolio is subject to typical variations in seasonal wind with higher wind resources typically available in the winter months. The majority of its planned maintenance leverages this seasonality and is performed during lower wind periods. ALLETE Clean Energy's current operating portfolio is as follows:

Region	Wind Energy Facility	Capacity MW	PSA MW	PSA Expiration
East	Armenia Mountain	101	100%	2024
Midwest	Lake Benton	104	100%	2028
	Storm Lake I	108	100%	2027
	Storm Lake II	77		
	Merchant		90%	n/a
	PSA		10%	2032
	Other	17	100%	2028
South	Caddo	303		
	Merchant		27%	n/a
	PSA 1		66%	2034
	PSA 2		7%	2034
	Diamond Spring	303		
	PSA 1		58%	2035
	PSA 2		25%	2032
	PSA 3		16%	2035
West	Condon	50	100%	*(a)*
	Glen Ullin	106	100%	2039
	South Peak	80	100%	2035

(a)   The PSA for Condon expired in 2022, and Condon is currently selling energy pursuant to a month-to-month agreement while the parties negotiate an agreement on a new PSA.

The majority of ALLETE Clean Energy's wind operations are located on real property owned by others with easement rights or necessary consents of governmental authorities. One of ALLETE Clean Energy's wind energy facilities is encumbered by liens against its assets securing financing. ALLETE Clean Energy's Glen Ullin, South Peak, Diamond Spring and Caddo wind energy facilities are subject to tax equity financing structures. (See Note 1. Operations and Significant Accounting Policies.)

CORPORATE AND OTHER

New Energy

On April 15, 2022, a wholly-owned subsidiary of ALLETE acquired 100 percent of the membership interests of New Energy for a purchase price of $165.5 million. New Energy, which is headquartered in Annapolis, Maryland, is a renewable energy development company with a primary focus on solar and storage facilities while also offering comprehensive operations, maintenance and asset management services. New Energy is a leading developer of community, commercial and industrial, and small utility-scale renewable energy projects that has completed more than 400 MW in its history, totaling more than $1 billion of capital deployed. New Energy currently has a robust project pipeline with greater than 2,000 MW of renewable projects in development across 26 different states. New Energy is involved in greenfield development as well as acquiring and completing mid-stage and late-stage renewable energy projects. New Energy will continue its current strategy of developing and operating renewable energy projects.

CORPORATE AND OTHER (Continued)

Investment in Nobles 2

Our subsidiary, ALLETE South Wind, owns a 49 percent equity interest in Nobles 2, the entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota pursuant to a 20-year PPA with Minnesota Power. As of December 31, 2022, our equity investment in Nobles 2 was $157.3 million ($163.5 million at December 31, 2021). (See Note 6. Equity Investments.)

South Shore Energy

South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary, is developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy. Minnesota Power is expected to purchase approximately 20 percent of the facility's output starting in 2027 pursuant to a capacity dedication agreement. Construction of NTEC is subject to obtaining additional permits from local, state and federal authorities. The total project cost is estimated to be approximately $700 million, of which South Shore Energy's portion is expected to be approximately $150 million. South Shore Energy's portion of NTEC project costs incurred through December 31, 2022, is approximately $7 million.

BNI Energy

BNI Energy is a supplier of lignite coal in North Dakota, producing approximately 4 million tons annually and has an estimated 650 million tons of lignite coal reserves. Two electric generating cooperatives, Minnkota Power and Square Butte, consume virtually all of BNI Energy's production of lignite under cost-plus fixed fee coal supply agreements extending through December 31, 2037. (See Item 1. Business – Regulated Operations – Power Supply – Long-Term Purchased Power and Note 9. Commitments, Guarantees and Contingencies.) The mining process disturbs and reclaims between 200 and 250 acres per year. Laws require that the reclaimed land be at least as productive as it was prior to mining. As of December 31, 2022, BNI Energy's total reclamation liability is estimated at $82.1 million, which is included in Other Non-Current Liabilities on the Consolidated Balance Sheet at its present value. These costs are included in the cost-plus fixed fee contract, for which an asset reclamation cost receivable was included in Other Non-Current Assets on the Consolidated Balance Sheet. The asset reclamation obligation is guaranteed by surety bonds and a letter of credit. (See Note 9. Commitments, Guarantees and Contingencies.)

ALLETE Properties

ALLETE Properties represents our legacy Florida real estate investment. ALLETE Properties' major project in Florida is Town Center at Palm Coast, which consists of approximately 300 acres of land as well as various residential units and non-residential square footage. In addition to the Town Center at Palm Coast project, ALLETE Properties has approximately 500 acres of other land available for sale. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook – Corporate and Other – ALLETE Properties.)

Seller Financing. ALLETE Properties occasionally provides seller financing to qualified buyers. As of December 31, 2022, outstanding finance receivables were $10.5 million, net of reserves, with maturities through 2027. These finance receivables accrue interest at market-based rates and are collateralized by the financed properties.

Regulation. A substantial portion of our development properties in Florida are subject to federal, state and local regulations, and restrictions that may impose significant costs or limitations on our ability to develop the properties. Much of our property is vacant land and some is located in areas where development may affect the natural habitats of various protected wildlife species or in sensitive environmental areas such as wetlands.

Non-Rate Base Generation and Miscellaneous

Corporate and Other also includes other business development and corporate expenditures, unallocated interest expense, a small amount of non-rate base generation, land holdings in Minnesota, and earnings on cash and investments.

As of December 31, 2022, non-rate base generation consists of 29 MW of natural gas and hydro generation at Rapids Energy Center in Grand Rapids, Minnesota, which is primarily dedicated to the needs of one customer, UPM Blandin.

ENVIRONMENTAL MATTERS

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. A number of regulatory changes to the Clean Air Act, the Clean Water Act and various waste management requirements have been promulgated by both the EPA and state authorities over the past several years. Minnesota Power's facilities are subject to additional requirements under many of these regulations. Minnesota Power is reshaping its generation portfolio, over time, to reduce its reliance on coal, has installed cost-effective emission control technology, and advocates for sound science and policy during rulemaking implementation.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits have been obtained. We anticipate that with many state and federal environmental regulations and requirements finalized, or to be finalized in the near future, potential expenditures for future environmental matters may be material and require significant capital investments. Minnesota Power has evaluated various environmental compliance scenarios using possible outcomes of environmental regulations to project power supply trends and impacts on customers.

We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. Accruals are adjusted as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the Consolidated Balance Sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are expensed unless recoverable in rates from customers. (See Note 9. Commitments, Guarantees and Contingencies.)

HUMAN CAPITAL MANAGEMENT

The Company's key human capital management objectives are to attract, recognize and retain high quality talent, align with strategic business objectives and support the Company's values. To support these objectives, the Company's programs are designed to develop talent; reward and support employees through competitive compensation programs and benefit plans; enhance the Company's culture through efforts aimed at making the workplace more engaging, safe and inclusive; and acquire talent and leverage internal opportunities to create a high-performing, diverse workforce. Our management, the ALLETE Board of Directors Executive Compensation and Human Capital Committee, and our Board of Directors as a whole play key roles in reviewing and overseeing our human capital practices.

As of December 31, 2022, ALLETE had 1,494 employees, of which 1,467 were full-time. We also respect employees' freedom of association and their right to collectively organize. As of December 31, 2022, Minnesota Power and SWL&P have an aggregate of 484 employees covered under collective bargaining agreements, of which most are members of the International Brotherhood of Electrical Workers (IBEW) Local 31. The current labor agreements with IBEW Local 31 expire on April 30, 2023 for Minnesota Power and January 31, 2024 for SWL&P. BNI Energy has 127 employees that are members of IBEW Local 1593. The current labor agreement with IBEW Local 1593 expires on March 31, 2023.

ALLETE's Human Rights Statement confirms our commitment to the advancement and protection of human rights, consistent with U.S. human rights laws and the general principles in the International Labour Organization Conventions.

Integrity. Integrity is a foundational, shared value at ALLETE, is important to ALLETE's business and operations, and enables our success. The Company has a written Code of Business Conduct that applies to all of our employees, directors of ALLETE, contractors, vendors, and others who do business with or on behalf of ALLETE.

Health and Safety. The success of our business is fundamentally connected to the well-being of our people. Our journey to Zero Injury starts with a culture that is open and transparent. We encourage all employees to report injuries, near misses, and good catches, so that we can learn and share with others throughout the Company in an effort to improve safety performance. Leaders have regular safety conversations with employees, where hazard identification and controls are discussed to ensure work is being performed safely. Conversations are documented and the data is collected and analyzed for trends. To monitor progress, the Company uses leading and lagging indicators to analyze injury trends, safety participation and other data to make better decision on safety practices.

HUMAN CAPITAL MANAGEMENT (Continued)

Talent Attraction, Retention and Development. For more than a century, ALLETE has been successful because of our ability to attract and retain high-quality people who demonstrate our shared values. We engage in workforce planning, and succession planning, while building a robust talent pipeline and monitoring turnover.

We recognize and support the growth and development of our employees and offer opportunities to participate in internal and external learning programs. Our internal talent development programs provide employees with the resources they need to develop proficiency in their role, help achieve their career goals and build leadership skills. We are focusing initiatives on programs to expand the diversity of new hires and updating on-the-job trainings—including apprenticeships and scholarships aimed at bridging opportunity gaps—as we recognize the importance of a strong talent pipeline. In addition to role specific training, targeted training also includes respect in the workplace, cyber awareness, safety, integrity and leadership development.

Compensation and Benefits. Our competitive compensation package gives employees flexibility, choices and opportunities. Competitive compensation is important for the Company to attract and retain a qualified workforce to successfully manage our business and achieve our business objectives. We also strive to ensure pay equity amongst diverse employees performing equal or substantially similar work. Periodically, we review the median pay of our male and female employees as well as employees from diverse backgrounds.

Diversity, Equity and Inclusion. Increasing diversity enriches our workforce culture at ALLETE. Our employees are operating in an increasingly diverse society. In order to be accountable to our employees and stakeholders, we strive to have a workforce that reflects the diversity of the communities we serve, promotes inclusivity and is equitable.

At ALLETE, we want to ensure that we have a workplace culture where we treat each other with fairness, dignity and respect. The Company has a respect in the workplace initiative, which includes education as well as ongoing discussions focused on building respectful relationships and managing bias. We continue our efforts in crafting a framework to strengthen ALLETE's diversity, equity and inclusion efforts in the areas of: workforce, supply chain, communications, customers, and ALLETE as a community citizen. ALLETE continues to take tangible steps toward advancing diversity, equity and inclusion by continuing to raise awareness, furthering intentional external relationships/partnerships, increasing supplier diversity, focus on underrepresented groups through grants/scholarships and other Company and employee giving.

Yellow Ribbon Program. ALLETE and its subsidiaries are dedicated to supporting veterans, military members and their families. An employee effort grew out of that spirit of commitment to veterans and led the state of Minnesota to designate ALLETE/Minnesota Power and ALLETE Clean Energy as Yellow Ribbon Companies. The mission of ALLETE's Yellow Ribbon Program is to contribute to the Company's unique culture by proactively recruiting and retaining the best and supporting an environment in which military-connected employees can thrive.

AVAILABILITY OF INFORMATION

ALLETE makes its SEC filings, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(e) or 15(d) of the Securities Exchange Act of 1934, available free of charge on ALLETE's website, www.allete.com, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

As of February 16, 2023, these are the executive officers of ALLETE:

Executive Officers	Initial Effective Date
Bethany M. Owen, Age 57	
Chair, President and Chief Executive Officer	May 11, 2021
President and Chief Executive Officer	February 3, 2020
President	January 31, 2019
Senior Vice President and Chief Legal and Administrative Officer	November 26, 2016
Patrick L. Cutshall, Age 57	
Vice President and Corporate Treasurer	December 18, 2017
Nicole R. Johnson, Age 48	
Vice President and President of ALLETE Clean Energy	August 22, 2022
Vice President and Chief Administrative Officer	June 28, 2019
Steven W. Morris, Age 61	
Senior Vice President and Chief Financial Officer	February 9, 2022
Vice President and Chief Accounting Officer	October 28, 2021
Vice President, Controller and Chief Accounting Officer	December 24, 2016
Joshua J. Skelton, Age 43	
Vice President and Chief Operating Officer of Minnesota Power	August 22, 2022
Margaret A. Thickens, Age 56	
Vice President, Chief Legal Officer and Corporate Secretary	February 13, 2019

All of the executive officers have been employed by us for more than five years in executive or management positions. Prior to election to the position listed above, the following executives held other positions with the Company during the past five years.

Ms. Johnson was Vice President – Human Resources.
Mr. Skelton was Chief Operating Officer of Minnesota Power, Vice President Generation Operations and ALLETE Safety.
Ms. Thickens was General Counsel and Director of Compliance – ALLETE Clean Energy.

There are no family relationships between any of the executive officers. All officers and directors are elected or appointed annually.

The present term of office of the executive officers listed in the preceding table extends to the first meeting of our Board of Directors after the next annual meeting of shareholders. Both meetings are scheduled for May 9, 2023.

Item 1A. Risk Factors

The risks and uncertainties discussed below could materially affect our business operations, financial position, results of operations and cash flows, and should be carefully considered by stakeholders. The risks and uncertainties in this section are not the only ones we face; additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations, financial position, results of operations and cash flows. Accordingly, the risks described below should be carefully considered together with other information set forth in this report and in future reports that we file with the SEC.

Regulated Operations Risks

Our results of operations could be negatively impacted if our taconite, paper and pipeline customers experience an economic downturn, incur work stoppages, fail to compete effectively, experience decreased demand, fail to economically obtain raw materials, fail to renew or obtain necessary permits, or experience a decline in prices for their product.

Minnesota Power's Large Power Customers (see Item 1. Business – Regulated Operations – Electric Sales / Customers) and Silver Bay Power accounted for 29 percent of our 2022 consolidated operating revenue (32 percent in 2021 and 29 percent in 2020) and 36 percent of Regulated Operations operating revenue (37 percent in 2021 and 34 percent in 2020). Minnesota Power's taconite customers, which are currently owned by only two entities at the end of 2022, accounted for approximately 26 percent of consolidated operating revenue and 32 percent of Regulated Operations operating revenue in 2022. These customers are involved in cyclical industries that by their nature are adversely impacted by economic downturns and are subject to strong competition in the marketplace. The North American paper and pulp industry also faces declining demand due to the impact of electronic substitution for print and changing customer needs. As a result, certain paper and pulp customers have reduced their existing operations or idled facilities in recent years and have pursued or are pursuing product changes in response to declining demand. Additionally, the taconite industry could be impacted by changing technology in the steel industry such as the adoption of electric arc furnaces for steelmaking, which could result in declining demand for taconite and the electricity used during its production.

Minnesota Power also serves two pipeline customers that accounted for 2 percent of our 2022 consolidated operating revenue (2 percent in 2021 and in 2020) and 2 percent of Regulated Operations revenue in 2022 (2 percent in 2021 and 3 percent in 2020). These customers are involved in an industry that is seeing increased environmental pressure for construction of new or expanded pipeline infrastructure for the transportation of fossil fuels. Changes in regulatory rulings or permit proceedings could result in changes to operations of the pipeline network in our service territory.

Accordingly, if our industrial customers experience an economic downturn, incur a work stoppage (including strikes, lock-outs or other events), fail to compete effectively, experience decreased demand, fail to economically obtain raw materials, fail to renew or obtain necessary permits, or experience a decline in demand or prices for their product, there could be adverse effects on their operations and, consequently, this could have a negative impact on our results of operations as we are unable to remarket at similar prices the energy that would otherwise have been sold to such customers.

We may not be able to successfully implement our strategic objectives of growing load at our utilities if current or potential industrial or municipal customers are unable to successfully implement expansion plans, including the inability to obtain necessary governmental permits and approvals.

As part of our long-term strategy, we pursue new wholesale and retail loads in and around our service territories. Currently, there are several companies in northeastern Minnesota that are in the process of developing natural resource-based projects that represent long-term growth potential and load diversity for our Regulated Operations businesses. These projects may include construction of new facilities and restarts of old facilities, both of which require permitting and approvals to be obtained before the projects can be successfully implemented. If a project does not obtain any necessary governmental (including environmental) permits and approvals or if these customers are unable to successfully implement expansion plans, our long-term strategy and thus our results of operations could be adversely impacted.

Our businesses, investments and customers are subject to an extensive legal and regulatory framework under federal and state laws as well as regulations imposed by other organizations that may have a negative impact on our business and results of operations.

Our businesses, investments and customers are subject to an extensive legal and regulatory framework imposed under federal and state law including regulations administered by the FERC, MPUC, MPCA, PSCW, NDPSC and EPA as well as regulations administered by other organizations including the NERC. These laws and regulations relate to allowed rates of return, capital structure, financings, rate and cost structure, acquisition and disposal of assets and facilities, construction and operation of generation, transmission and distribution facilities (including the ongoing maintenance and reliable operation of such facilities), recovery of purchased power costs and capital investments, approval of integrated resource plans and present or prospective wholesale and retail competition, renewable portfolio standards that require utilities to obtain specified percentages of electric supply from eligible renewable generation sources, among other things. Energy policy initiatives at the state or federal level could increase or accelerate renewable and carbon-free energy standards or incentives for distributed generation, municipal utility ownership, or local initiatives could introduce generation or distribution requirements that could change the current integrated utility model. (See Item 1. Business – Regulated Operations – Minnesota Legislation.) Our transmission systems and electric generation facilities are subject to the NERC mandatory reliability standards, including cybersecurity standards. Compliance with these standards may lead to increased operating costs and capital expenditures which are subject to regulatory approval for recovery. If it was determined that we were not in compliance with these mandatory reliability standards or other statutes, rules and orders, we could incur substantial monetary penalties and other sanctions, which could adversely affect our results of operations.

These laws and regulations significantly influence our operations and may affect our ability to recover costs from our customers. We are required to have numerous permits, licenses, approvals and certificates from the agencies and other organizations that regulate our business. We believe we have obtained the necessary permits, licenses, approvals and certificates for our existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies and other organizations. Changes in regulations, timing of approvals, the adoption of new regulations or the expansion of jurisdiction by these agencies and other organizations could have an adverse impact on our business and results of operations.

Our ability to obtain rate adjustments to maintain reasonable rates of return depends upon regulatory action under applicable statutes and regulations, and we cannot provide assurance that rate adjustments will be obtained or reasonable authorized rates of return on capital will be earned. Minnesota Power and SWL&P, from time to time, file general rate cases with, or otherwise seek cost recovery authorization from, federal and state regulatory authorities. If Minnesota Power and SWL&P do not receive an adequate amount of rate relief in general rate cases, including if rates are reduced, if increased rates are not approved or recovered on a timely basis, if fuel adjustment clause recoveries or cost recovery for other items are not granted at the requested level, or costs are otherwise unable to be recovered through rates, we may experience an adverse impact on our financial position, results of operations and cash flows. We are unable to predict the impact on our business and results of operations from future legislation or regulatory activities of any of these agencies or organizations.

Our regulated operations present certain environmental risks that could adversely affect our financial position and results of operations, including effects of environmental laws and regulations, physical risks associated with climate change and initiatives designed to reduce the impact of GHG emissions.

We are subject to extensive environmental laws and regulations affecting many aspects of our past, present and future operations, including air quality, water quality and usage, waste management, reclamation, hazardous wastes, avian mortality and natural resources. These laws and regulations, or new laws and regulations that may be passed, can result in increased capital expenditures and increased operating and other costs as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to emissions, coal ash and water discharge at generating facilities.

These laws and regulations could restrict the output of some existing facilities, limit the use of some fuels in the production of electricity, require the installation of additional pollution control equipment, require participation in environmental emission allowance trading, and lead to other environmental considerations and costs, which could have an adverse impact on our business, operations and results of operations.

These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Violations of these laws and regulations could expose us to regulatory and legal proceedings, disputes with, and legal challenges by, governmental authorities and private parties, as well as potential significant civil fines criminal penalties and other sanctions.

Existing environmental regulations may be revised and new environmental regulations may be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have an adverse effect on our results of operations.

There is significant uncertainty regarding if and when new laws, regulations or administrative policies will be adopted to reduce or limit GHG and the impact any such laws or regulations would have on us. In 2022, our operating coal-fired generating facilities consisted of the 352 MW Boswell Unit 3 and the 468 MW Boswell Unit 4. (See Outlook – EnergyForward.) Any future limits on GHG emissions at the federal or state level, or action taken by regulators, before these facilities are retired or become coal-free may require us to incur significant capital expenditures and increases in operating costs, or could result in early closure of coal-fired generating facilities, stranded assets, an impairment of assets, denial of full recovery of decommissioning costs in excess of amounts previously collected, or otherwise adversely affect our results of operations, particularly if resulting expenditures and costs are not fully recoverable from customers.

Our regulated operations may be adversely impacted by the physical and financial risks associated with climate change. See *Entity-wide Risks* for additional discussion of risks related to GHG and climate change.

We cannot predict the amount or timing of all future expenditures related to environmental matters because of uncertainty as to applicable regulations or requirements. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties. Violations of certain environmental statutes, rules and regulations could expose ALLETE to third party disputes and potentially significant monetary penalties, as well as other sanctions for non-compliance.

The operation and maintenance of our regulated electric generation, transmission and distribution facilities are subject to operational risks that could adversely affect our financial position, results of operations and cash flows.

The operation of generating facilities involves many risks, including start-up operational risks, breakdown or failure of facilities, the dependence on a specific fuel source, inadequate fuel supply, availability of fuel transportation, and the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency. A significant portion of our facilities contain older generating equipment, which, even if maintained in accordance with good engineering practices, may require significant capital expenditures to continue operating at peak efficiency. Generation, transmission and distribution facilities and equipment are also likely to require periodic upgrades and improvements due to changing environmental standards and technological advances. We could be subject to costs associated with any unexpected failure to produce or deliver power, including failure caused by breakdown, forced outage or limited availability of fuel or fuel transportation, as well as the repair of damage to facilities due to breakdown, storms, natural disasters, wars, sabotage, terrorist acts and other catastrophic events. This could also lead to requiring additional purchased power to meet requirements of serving our retail load, which for Minnesota Power is subject to recovery under the fuel adjustment clause. Should these costs be denied or are otherwise unable to be recovered, our financial position, results of operations and cash flows could be adversely impacted.

Our ability to successfully and timely complete capital repairs or improvements to existing regulated facilities or other capital projects is contingent upon many variables.

We expect to incur significant capital expenditures in making capital repairs or improvements to our existing electric generation and transmission facilities and in the development and construction of new electric generation and transmission facilities. Should any such efforts be unsuccessful, not completed in a timely manner or if there are increases in the costs for or limited availability of key materials, supplies, labor and services, we could be subject to additional costs or impairments, and projects may be delayed or canceled which could have an adverse impact on our financial position, results of operation and cash flows.

Our regulated electric operations may not have access to adequate and reliable transmission and distribution facilities necessary to deliver electricity to our customers.

We depend on our own transmission and distribution facilities, as well as facilities owned by other utilities, to deliver the electricity sold to our customers, and to other energy suppliers. If transmission capacity is inadequate or transmission and distribution facilities we rely on are damaged, our ability to sell and deliver electricity may be limited. We may have to forgo sales or may have to buy more expensive wholesale electricity that is available in a capacity-constrained area. The ability to restore adequate capacity or repair damaged infrastructure may be impacted by the availability of key materials, supplies, labor and services, which if unavailable may prolong the impact of capacity constraints or damaged facilities. In addition, any infrastructure failure or damage that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers, which could have an adverse impact on our business and results of operations.

The price of electricity may be volatile and fuel may be volatile and availability may be limited.

Volatility in market prices for electricity and volatility and limited availability of fuel could adversely impact our financial position and results of operations and may result from:

- severe or unexpected weather conditions and natural disasters;
- seasonality;
- changes in electricity usage;
- transmission or transportation constraints, inoperability or inefficiencies;
- availability of competitively priced alternative energy sources;
- changes in supply and demand for energy;
- changes in power production capacity;
- outages at our generating facilities or those of our competitors;
- availability of fuel and transportation of fuel;
- changes in production and storage levels of natural gas, lignite, coal, crude oil and refined products;
- wars, sabotage, terrorist acts or other catastrophic events; and
- federal, state, local and foreign energy, environmental, or other regulation and legislation.

Volatility in market prices for our fuel and purchase power costs impacts our sales to retail, municipal and Other Power Suppliers. Fluctuations in our fuel and purchased power costs related to our retail and municipal customers are passed on to customers through the fuel adjustment clause; however, our results of operations and cash flows may be adversely impacted if increased fuel adjustment clause rates are not approved or recovered on a timely basis, if cost recovery is not granted at the requested level, or costs are otherwise unable to be recovered through the fuel adjustment clause.

Wholesale prices for electricity have also declined in recent years primarily due to the extension of renewable tax credits and additional renewable generation commencing operations. If there are reductions in demand from current customers, we lose retail customers, or we lose municipal customers that do not renew existing contracts, we will market any available power to Other Power Suppliers in an effort to mitigate any earnings impact. Sales to Other Power Suppliers are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations. Due to wholesale prices for electricity being below our rates for retail and municipal customers, we do not expect that our power marketing efforts would fully offset the reduction in earnings resulting from the lower demand from existing customers or the loss of customers. (See Item 1. Business – Regulated Operations – Electric Sales / Customers.)

Demand for energy may decrease.

Our results of operations are impacted by the demand for energy in our service territories, our municipal customers and other power suppliers. There could be lower demand for energy due to a loss of customers as a result of economic conditions, customers constructing or installing their own generation facilities, higher costs and rates charged to customers, eligible municipal and other power suppliers choosing an alternative energy provider, or loss of service territory or franchises. Further, energy conservation and technological advances that increased energy efficiency may temporarily or permanently reduce the demand for energy products. In addition, we are impacted by state and federal regulations requiring mandatory conservation measures, which reduce the demand for energy products. Continuing technology improvements and regulatory developments may make customer and third party-owned generation technologies such as rooftop solar systems, WTGs, microturbines and battery storage systems more cost effective and feasible for certain customers. If customers utilize their own generation, demand for energy from us would decline. There may not be future economic growth opportunities that would enable us to replace the lost energy demand from these customers. Therefore, a decrease in demand for energy could adversely impact our financial position, results of operations and cash flows.

ALLETE Clean Energy / Corporate and Other Risks

The inability to successfully manage and grow our businesses could adversely affect our results of operations.

The Company's strategy includes adding customers, new geographies, and growth through acquisitions or project development with long-term PSAs in place for the output or to be sold upon completion. This strategy depends, in part, on the Company's ability to successfully identify and evaluate acquisition or development opportunities and consummate acquisitions on acceptable terms. The Company may compete with other companies for these acquisition and development opportunities, which may increase the Company's cost of making acquisitions and the Company may be unsuccessful in pursuing these acquisition opportunities. Other companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than the Company's financial or human resources permit. New laws and regulations promoting renewable energy generation may result in increased competition. Our ALLETE Clean Energy business is experiencing return pressures from increased competition, and lower forward price curves, as a growing amount of investment capital is being directed into wind energy generation opportunities. In addition, current and potential new project developments at our businesses can be negatively affected by a lower ALLETE stock price, which may result in such projects not being accretive, or otherwise unable to satisfy our financial objectives criteria to proceed. Additionally, tax law changes may adversely impact the economic characteristics of potential acquisitions or investments. If the Company is unable to execute its strategy of growth through acquisitions, project development for others, or the addition of new customers and geographies, it may impede our long-term objectives and business strategy.

Acquisitions are subject to uncertainties. If we are unable to successfully integrate and manage the acquisition of New Energy, or future acquisitions and strategic investments, this could have an adverse impact on our results of operations. Our actual results may also differ from our expectations due to factors such as the ability to obtain timely regulatory or governmental approvals, integration and operational issues and the ability to retain management and other key personnel.

Our results of operations could be adversely affected by changes in governmental incentives or policies that support renewable energy or changes in taxes, tariffs, duties or other assessments on renewable energy or the equipment necessary to generate and deliver it.

Any reductions or modifications to, or the elimination of, governmental incentives or policies that support renewable energy, or the imposition of additional or increased sourcing of components subject to taxes, tariffs, duties or other assessments on renewable energy or the equipment necessary to generate and deliver it, could result in, among other items, the lack of a satisfactory market for the development or financing of new renewable energy projects and reduced project returns on current or future projects.

The U.S. government currently imposes antidumping and countervailing duties on certain imported photovoltaic (PV) cells and modules from China and Taiwan. Such duties can change over time pursuant to annual reviews conducted by the U.S. Department of Commerce (DOC). In March 2022, the U.S. DOC launched an investigation into alleged circumvention of these duties by imports of certain PV cells and modules assembled and completed in Cambodia, Malaysia, Thailand, and Vietnam. In June 2022, the U.S. President declared an emergency with respect to threats to electricity generation capacity and authorized the U.S. Secretary of Commerce to consider permitting the importation of certain PV products from those four countries free of antidumping and countervailing duties for 24 months, or until the emergency has terminated. The U.S. DOC has issued final regulations designed to implement that moratorium in the event that it finds circumvention in its ongoing inquiries. We cannot predict what further actions the U.S. DOC will take with respect to these circumvention inquiries. Our operating results could be adversely impacted if the U.S. DOC makes circumvention determinations that result in duties assessed on future purchases made by our businesses after the moratorium ends.

The generation of electricity from wind and solar energy facilities depends heavily on suitable meteorological conditions.

Although our electric generation facilities are located in diverse geographic regions to reduce the potential impact that may be caused by unfavorable weather in a particular region, suitable meteorological conditions are variable and difficult to predict. If wind or solar conditions are unfavorable or meteorological conditions are unsuitable, electricity generation and revenue from wind and solar energy facilities may be substantially below our expectations. The electricity produced, production tax credits received, and revenues generated by a wind or solar energy facility are highly dependent on suitable wind conditions and associated weather conditions, which are variable and beyond our control. We base our decisions about which wind and solar projects to build or acquire as well as our electricity generation estimates, in part, on the findings of long-term wind and other meteorological studies conducted on the project site and its region; however, the unpredictable nature of wind and solar conditions, weather and meteorological conditions can result in material deviations from these studies and our expectations. Furthermore, components of our systems could be damaged by severe weather, such as hailstorms, lightning or tornadoes. In addition, replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable wind and solar conditions, weather or changes to meteorological patterns could impair the effectiveness of our electric generation facility assets, reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our wind energy facilities or lead to an impairment of assets.

The construction, operation and maintenance of our electric generation facilities or investment in facilities are subject to operational risks that could adversely affect our financial position, results of operations and cash flows.

The construction and operation of generating facilities involves many risks, including the performance by key contracted suppliers and maintenance providers; increases in the costs for or limited availability of key materials, supplies, labor and services; start-up operations risks; breakdown or failure of facilities; curtailment of facilities by counterparties; the dependence on the availability of wind resources; or the impact of unusual, adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency. Some of our facilities contain older generating equipment, which even if maintained in accordance with good engineering practices, may require significant capital expenditures to continue operating at peak efficiency. We could be subject to costs associated with any unexpected failure to produce and deliver power, including failure caused by breakdown or forced outage, as well as the repair of damage to facilities due to storms, natural disasters, wars, sabotage, terrorist acts and other catastrophic events.

The price of electricity may be volatile, which may impact results of operations at ALLETE Clean Energy wind energy facilities under contracts with customer and industrial (C&I) customers.

Unusual, adverse weather conditions or other natural events and different settlement prices between hub and node can cause volatility in market prices for electricity and adversely affect our financial position, results of operations and cash flows. ALLETE Clean Energy's power sales agreements with C&I customers at its Diamond Spring and Caddo wind energy facilities are contracts for differences where power is delivered to the market, a fixed price is paid by the customers to ALLETE Clean Energy, and differences between the market price and the fixed price are paid to or received from the customers. Certain contracts also settle with the market at the hub price whereas ALLETE Clean Energy settles with the customer at the node price which can vary significantly based on multiple factors. These settlement provisions can result in an adverse impact on our financial position, results of operations and cash flows when market prices are volatile.

As contracts with counterparties expire, we may not be able to replace them with agreements on similar terms or divest the related assets at a profit.

ALLETE Clean Energy is party to PSAs that expire in various years between 2024 and 2039. These PSA expirations are prior to the end of the estimated useful lives of the respective wind energy facilities. If, for any reason, ALLETE Clean Energy is unable to enter into new agreements with existing or new counterparties on similar terms once the current agreements expire, sell energy in the wholesale market resulting in similar revenue, or enter into a contract to sell the facility at a profit, our financial position, results of operations and cash flows could be adversely affected, which includes potential impairment of property, plant and equipment.

Counterparties to turbine and other generation supply, service and maintenance, or power sale agreements may not fulfill their obligations.

Our businesses are party to turbine and other generation supply agreements, service and maintenance agreements, and PSAs under various durations with a limited number of creditworthy counterparties. If, for any reason, any of the counterparties under these agreements do not fulfill their related contractual obligations, and we are unable to mitigate non-performance by a key supplier or maintenance provider or remarket PSA energy resulting in similar revenue, our financial position, results of operations and cash flows could be adversely affected.

ALLETE has a significant amount of goodwill. A determination that goodwill has been impaired could result in a significant non-cash charge to earnings.

We had approximately $155 million of goodwill recorded on our Consolidated Balance Sheet as of December 31, 2022 related to New Energy. If we change our business strategy, fail to deliver on our projected results or if market or other conditions adversely affect the operations of New Energy, we may be required to record an impairment charge. Declines in projected operating cash flows at New Energy could also result in an impairment charge. An impairment charge would result in a non-cash charge to earnings that could have an adverse effect on our results of operations.

BNI Energy may be adversely impacted by its exposure to customer concentration, and environmental laws and regulations.

BNI Energy sells lignite coal to two electric generating cooperatives, Minnkota Power and Square Butte, and could be adversely impacted if these customers were unable or unwilling to fulfill their related contractual obligations, or change the way in which they operate their generating facilities. In addition, BNI Energy and its customers may be adversely impacted by existing or new environmental laws and regulations which could have an adverse effect on our financial position, results of operations and cash flows. In addition, insurance companies have decreased the available coverage for policy holders in the mining industry, impacting the availability of coverage, and leading to higher deductibles and premiums.

Real estate market conditions where our legacy Florida real estate investment is located may deteriorate.

The Company's strategy related to the real estate assets of ALLETE Properties incorporates the possibility of a bulk sale of its entire portfolio, in addition to sales over time, however, adverse market conditions could impact the timing of land sales, which could result in little to no sales, while still incurring operating expenses such as community development district assessments and property taxes, resulting in net operating losses at ALLETE Properties. Furthermore, weak market conditions could put the properties at risk for an impairment charge. An impairment charge would result in a non-cash charge to earnings that could have an adverse effect on our results of operations.

Entity-wide Risks

We could be materially adversely affected by health epidemics, pandemics and other outbreaks.

Health epidemics, pandemics and other outbreaks, as well as the related federal and state government responses, can have widespread impacts on the economy and on our employees, customers, contractors and suppliers, such as those experienced from the ongoing COVID-19 pandemic. There may be uncertainty regarding the length of time an epidemic, pandemic or other outbreak will last, how they will evolve, or the extent and duration of any measures attempted to try and contain them.

A disruption of economic activity or an extended disruption of economic activity may lead to adverse impacts on our taconite, paper, pulp and secondary wood products, and pipeline customers' operations including reduced production or the temporary idling or indefinite shutdown of facilities, which would result in lower sales and revenue from these customers. A disruption in capital markets could lead to increased borrowing costs or adversely impact our ability to access capital markets or other financing sources, which would adversely affect our ability to maintain our businesses or to implement our business plans. An epidemic, pandemic or other outbreak may also result in a disruption to our supply chains which could adversely impact our operations and capital projects resulting in project and operational delays, project cancellations, lower returns on projects and cost increases.

Despite any efforts made to mitigate the impacts on the Company of an epidemic, pandemic or other outbreak, their ultimate impact also depends on factors beyond our control, including their duration and severity as well as governmental and third-party actions taken to contain their spread and mitigate their public health effects. As a result, we cannot predict the ultimate impact of an epidemic, pandemic or other outbreak, such as the ongoing COVID-19 pandemic and whether it will have a material impact on our liquidity, financial position, results of operations and cash flows.

We rely on access to financing sources and capital markets. If we do not have access to capital on acceptable terms or are unable to obtain capital when needed, our ability to execute our business plans, make capital expenditures or pursue other strategic actions that we may otherwise rely on for future growth would be adversely affected.

We rely on access to financing sources and the capital markets, on acceptable terms and at reasonable costs, as sources of liquidity for capital requirements not satisfied by our cash flows from operations. Rising interest rates, inflation and market disruptions or a downgrade of our credit ratings may increase the cost of borrowing or adversely affect our ability to access and finance in the capital markets or to access other financing sources such as tax equity financing. Such disruptions or causes of a downgrade could include but are not limited to: weakening of the Company's cash flow metrics; a loss of, or a reduction in sales to, our taconite, paper and pipeline customers if we are unable to offset the related lost margins; weaker operating performance; adverse regulatory outcomes; disproportionate increase in the contribution to net income from ALLETE Clean Energy and our Corporate and Other businesses as compared to that from our Regulated Operations; deteriorating economic or capital market conditions; or volatility in commodity prices.

If we are not able to access capital on acceptable terms in sufficient amounts and when needed, or at all, the ability to maintain our businesses or to implement our business plans would be adversely affected. This would include our ability to make the significant capital expenditures planned in order to achieve Minnesota Power's clean-energy transition plans. (See Item 7. Capital Requirements.)

A deterioration in general economic conditions, an inflationary environment or supply chain disruptions may have adverse impacts on our financial position, results of operations and cash flows.

If economic conditions deteriorate, we experience an inflationary environment or supply chains are disrupted on a national, regional or global level, it may have a negative impact on our customers and the Company's financial position, results of operations and cash flows. This impact may include volatility and unpredictability in the demand for the products and services offered by our businesses, the loss of existing customers, tempered growth strategies, customer production cutbacks, customer bankruptcies and increases in costs for or limited availability of key materials, supplies, labor and services for our operations and capital projects. An uncertain economy could also adversely affect expenses including pension costs, interest costs, and uncollectible accounts, or lead to reductions in the value of certain real estate and other investments.

Our utility infrastructure and generating facilities, ongoing and future capital and development projects, and other operations require components, supplies, materials, labor and services sourced from suppliers or providers who, in turn, may source components from their suppliers. A shortage of key components, supplies, materials, labor or services in which an alternative supplier or provider is not identified could significantly impact project plans or our operations. Such impacts could include project delays, including potential for project cancellation, lower project returns, increased costs or the inability to provide service to customers, which could adversely impact our results of operations, financial condition or cash flows.

Our businesses, investments and customers are subject to extensive state and federal legislation and regulation, compliance with which could have an adverse effect on our businesses.

Our businesses, investments and customers are subject to, and affected by, extensive state and federal legislation and regulation. If it was determined that our businesses failed to comply with applicable laws and regulations, we could become subject to fines or penalties or be required to implement additional compliance measures or actions, the cost of which could be material. Adoption of new laws, rules, regulations, principles, or practices by federal and state agencies, or changes to or a failure to comply with current laws, rules, regulations, principles, or practices and their interpretations, could have an adverse effect on our financial position, results of operations and cash flows.

The inability to attract and retain a qualified workforce including, but not limited to, executive officers, key employees and employees with specialized skills, could have an adverse effect on our operations.

The success of our business heavily depends on the leadership of our executive officers and key employees to implement our business strategy. The inability to maintain a qualified workforce, including, but not limited to, executive officers, key employees and employees with specialized skills, may negatively affect our ability to service our existing or new customers, or successfully manage our business or achieve our business objectives. Personnel costs may increase due to competitive pressures, inflation or terms of collective bargaining agreements with union employees.

Market performance and other changes could decrease the value of pension and other postretirement benefit plan assets, which may result in significant additional funding requirements and increased annual expenses.

The performance of the capital markets impacts the values of the assets that are held in trust to satisfy future obligations under our pension and other postretirement benefit plans. We have significant obligations to these plans and the trusts hold significant assets. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected rates of return. A decline in the market value of the pension and other postretirement benefit plan assets would increase the funding requirements under our benefit plans if asset returns do not recover. Additionally, our pension and other postretirement benefit plan liabilities are sensitive to changes in interest rates. As interest rates decrease, the liabilities increase, potentially increasing benefit expense and funding requirements. Our pension and other postretirement benefit plan costs are generally recoverable in our electric rates as allowed by our regulators or through our cost-plus fixed fee coal supply agreements at BNI Energy; however, there is no certainty that regulators will continue to allow recovery of these rising costs in the future.

We are exposed to significant reputational risk.

The Company could suffer negative impacts to its reputation as a result of operational incidents, violations of corporate compliance policies, regulatory violations, operations that produce or enable the production of GHG emissions or other events which may result in negative customer perception, increased regulatory oversight, and negative consequences to our credit ratings and ability to access capital, each of which could have an adverse effect on our financial position, results of operations and cash flows.

We are subject to physical and financial risks associated with climate change and other catastrophic events, such as natural disasters and acts of war.

Catastrophic events at or near Company facilities and equipment on which the Company depends upon or that otherwise impact the Company such as fires, wildfires, including the impact to Company facilities and operations or potential liability if caused by Company equipment, earthquakes, explosions, and floods, severe weather, such as ice storms, hailstorms, or tornadoes or similar occurrences, as well as acts of war, could adversely affect the Company's facilities, operations, financial position, results of operations and cash flows. Although the Company has contingency plans and employs crisis management to respond and recover operations in the event of a severe disruption resulting from a catastrophic event, these measures may not be successful. Furthermore, despite these measures, if a catastrophic event were to occur, our financial position, results of operations and cash flows could be adversely affected.

The scientific community generally accepts that emissions of GHG are linked to global climate change. Physical risks of climate change, such as more frequent, longer duration or more extreme weather events, changes in temperature and precipitation patterns, increased risk of wildfires, changes to ground and surface water availability, and other related phenomena, could affect some, or all, of our operations. Severe weather or other natural disasters could be destructive, which could result in increased costs or limit the availability of key materials, supplies, labor and services used in our operations or to respond to damaged facilities. An extreme weather event can also directly affect our capital assets, causing disruption in service to customers due to facility outages, downed wires and poles or damage to other operating equipment.

Climate-related risks that could adversely affect our financial position and results of operations include effects of environmental- or economic-based laws, regulations, incentives or initiatives designed to reduce the quantity or impact of GHG emissions, the ability of our regulated businesses to obtain rate adjustments to recover costs and investments to implement clean-energy transition plans, or disruptions to the economy or energy markets caused by climate change. This includes the risk of laws or regulations that create mandates that do not allow for a transition that protects the safety, reliability or affordability of energy for our customers, are implemented before cost-effective technology is developed and regulatory policy is established, or require the electric sector to decarbonize faster than other sectors and ahead of our current goal to deliver 100 percent carbon-free energy to customers by 2050. Additionally, restrictions on land use, wildlife impacts, and other environmental regulations could affect the siting, construction and operation of new or existing generation and transmission facilities needed to transition to lower-carbon generation sources.

These all have the potential to adversely affect our business and operations.

We are vulnerable to acts of terrorism or cybersecurity attacks.

Our operations may be targets of terrorist activities or cybersecurity attacks, which could disrupt our ability to provide utility service at our regulated utilities, develop or operate our renewable energy projects at ALLETE Clean Energy, or operate our other businesses. The impacts may also impair the fulfillment of critical business functions, negatively impact our reputation, subject us to litigation or increased regulation, or compromise sensitive, confidential and other data.

There have been cybersecurity attacks on U.S. energy infrastructure in the past and there may be such attacks in the future. Our generation, transmission and distribution facilities, information technology systems and other infrastructure facilities and systems could be direct targets of, or otherwise be materially adversely affected by such activities. Hacking, computer viruses, terrorism, theft and sabotage could impact our systems and facilities, or those of third parties on which we rely, which may disrupt our operations.

Our businesses require the continued operation of sophisticated custom-developed, purchased, and leased information technology systems and network infrastructure as well as the collection and retention of personally identifiable information of our customers, shareholders and employees. Although we maintain security measures designed to prevent cybersecurity incidents and protect our information technology and control systems, network infrastructure and other assets, our technology systems, or those of third parties on which we rely, may be vulnerable to disability, failures or unauthorized access due to hacking, viruses, acts of war or terrorism as well as other causes. If those technology systems fail or are breached and not recovered in a timely manner, we may be unable to perform critical business functions including effectively maintaining certain internal controls over financial reporting, our reputation may be negatively impacted, we may become subject to litigation or increased regulation, and sensitive, confidential and other data could be compromised. If our business were impacted by terrorist activities or cybersecurity attacks, such impacts could have an adverse effect on our financial position, results of operations and cash flows.

We maintain insurance against some, but not all, of the risks and uncertainties we face.

We maintain insurance against some, but not all, of the risks and uncertainties we face. The occurrence of these risks and uncertainties, if not fully covered by insurance, could have a material effect on our financial position, results of operations and cash flows.

Item 1A. Risk Factors (Continued)
Entity-wide Risks (Continued)

Government challenges to our tax positions, as well as tax law changes and the inherent difficulty in quantifying potential tax effects of our operations and business decisions, could adversely affect our results of operations and liquidity.

We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations in order to estimate our obligations to taxing authorities. The obligations, which include income taxes and taxes other than income taxes, involve complex matters that ultimately could be litigated. We also estimate our ability to use tax benefits, including those in the form of carryforwards and tax credits that are recorded as deferred tax assets on our Consolidated Balance Sheet. A disallowance of some or all of these tax benefits could have an adverse impact on our financial position, results of operations and cash flows.

We are currently utilizing, and plan to utilize in the future, our carryforwards and tax credits to reduce our income tax obligations. If we cannot generate enough taxable income in the future to utilize all of our carryforwards and tax credits before they expire, we may incur adverse charges to earnings.

If federal or state tax authorities deny any deductions or tax credits, negatively change existing tax laws or policies, or fail to extend or renew policies beneficial to the Company, such as those for renewable energy production tax credits, our financial position, results of operations and cash flows may be adversely impacted.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

A discussion of our properties is included in Item 1. Business and is incorporated by reference herein.

Item 3. Legal Proceedings

Discussions of material regulatory and environmental proceedings are included in Note 4. Regulatory Matters and Note 9. Commitments, Guarantees and Contingencies, and are incorporated by reference herein.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, and compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) requires issuers to include in periodic reports filed with the SEC certain information relating to citations or orders for violations of standards under the Federal Mine Safety and Health Act of 1977 (Mine Safety Act). Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and this Item are included in Exhibit 95 to this Form 10-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol ALE. We have paid dividends, without interruption, on our common stock since 1948. A quarterly dividend of $0.6775 per share on our common stock is payable on March 1, 2023, to the shareholders of record on February 15, 2023. The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of the Company, applicable government regulations and other factors deemed relevant by the ALLETE Board of Directors. As of February 1, 2023, there were approximately 20,000 common stock shareholders of record.

Performance Graph.

The following graph compares ALLETE's cumulative Total Shareholder Return on its common stock with the cumulative return of the S&P 500 Index and the Philadelphia Utility Index. The S&P 500 Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Because this composite index has a broad industry base, its performance may not closely track that of a composite index comprised solely of electric utilities. The Philadelphia Utility Index is a capitalization-weighted index of 20 utility companies involved in the generation of electricity.

The calculations assume a $100 investment on December 31, 2017, and reinvestment of dividends.



Total Shareholder Return for the Five Years Ending December 31, 2022

	2017	2018	2019	2020	2021	2022
ALLETE	$100	$106	$116	$92	$102	$104
S&P 500 Index	$100	$96	$126	$149	$192	$157
Philadelphia Utility Index	$100	$104	$131	$135	$159	$160

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and notes to those statements and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this Form 10-K contain forward-looking information that involves risks and uncertainties. Readers are cautioned that forward-looking statements should be read in conjunction with our disclosures in this Form 10-K under the headings: "Forward-Looking Statements" located on page 6 and "Risk Factors" located in Item 1A. The risks and uncertainties described in this Form 10-K are not the only risks facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the risks are realized.

Overview

Basis of Presentation. We present two reportable segments: Regulated Operations and ALLETE Clean Energy. Our segments were determined in accordance with the guidance on segment reporting. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment.

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 150,000 retail customers. Minnesota Power also has 14 non-affiliated municipal customers in Minnesota. SWL&P is a Wisconsin utility and a wholesale customer of Minnesota Power. SWL&P provides regulated utility electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 13,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Note 4. Regulatory Matters.)

ALLETE Clean Energy focuses on developing, acquiring, and operating clean and renewable energy projects. ALLETE Clean Energy currently owns and operates, in seven states, more than 1,200 MW of nameplate capacity wind energy generation with a majority contracted under PSAs of various durations. In addition, ALLETE Clean Energy also engages in the development of wind energy facilities to operate under long-term PSAs or for sale to others upon completion. ALLETE Clean Energy currently has approximately 100 MW of wind energy facilities under contract to be sold to others.

Corporate and Other is comprised of New Energy, a renewable development company; our investment in Nobles 2, an entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota; South Shore Energy, our non-rate regulated, Wisconsin subsidiary developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility; BNI Energy, our coal mining operations in North Dakota; ALLETE Properties, our legacy Florida real estate investment; other business development and corporate expenditures; unallocated interest expense; a small amount of non-rate base generation; land holdings in Minnesota; and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2022, unless otherwise indicated. All subsidiaries are wholly-owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

2022 Financial Overview

The following net income discussion summarizes a comparison of the year ended December 31, 2022 to the year ended December 31, 2021.

Net income attributable to ALLETE in 2022 was $189.3 million, or $3.38 per diluted share, compared to $169.2 million, or $3.23 per diluted share, in 2021. Net income in 2022 included higher earnings at Minnesota Power resulting from the implementation of interim rates on January 1, 2022, net of interim rate reserves, and also included net income of $7.8 million from New Energy, which was acquired in April 2022. These increases were partially offset by lower earnings from ALLETE Clean Energy reflecting challenges under the Caddo and Diamond Spring wind energy facilities' power sales agreements and additional losses related to the sale of the Northern Wind project. Net income in 2021 included South Shore Energy's sale of a portion of its interest in NTEC to Basin Electric Cooperative and the resulting recognition of an approximately $8.5 million after-tax gain, or $0.16 per share, related to prior development costs and risks incurred. Net income in 2021 also included an approximately $5 million after-tax, or $0.10 per share, negative impact related to ALLETE Clean Energy's Diamond Spring wind energy facility due to an extreme winter storm event in the southwest United States in February 2021. Earnings per share dilution in 2022 was $0.23 due to additional shares of common stock outstanding as of December 31, 2022.

Regulated Operations net income attributable to ALLETE was $149.9 million in 2022, compared to $129.1 million in 2021. Net income at Minnesota Power was higher than 2021 primarily due to the implementation of interim rates on January 1, 2022, net of interim rate reserves. This increase was partially offset by higher costs under a PPA with Manitoba Hydro, higher operating and maintenance expense, and lower kWh sales to industrial customers. Our after-tax equity earnings in ATC were lower than 2021 primarily due to period over period changes in ATC's estimate of a refund liability related to the appeals court decision on MISO return on equity complaints. (See Note 6. Equity Investments.)

ALLETE Clean Energy net income attributable to ALLETE was $16.3 million in 2022 compared to $26.3 million in 2021. Net income in 2022 reflected challenges under the Caddo and Diamond Spring wind energy facilities' power sales agreements resulting from extreme market volatility and transmission congestion in the Southwest Power Pool. Net income in 2022 also included additional losses related to the sale of the Northern Wind project. Net income in 2021 included an approximately $5 million after-tax negative impact related to ALLETE Clean Energy's Diamond Spring wind energy facility due to an extreme winter storm event in the southwest United States in February 2021.

Corporate and Other net income attributable to ALLETE was $23.1 million in 2022 compared to $13.8 million in 2021. Net income in 2022 reflects net income from New Energy of $7.8 million, which included a $8.3 million after-tax expense as a result of purchase price accounting related to projects under development at the time of acquisition. Net income in 2022 also reflects higher earnings from our investment in Nobles 2 due to higher wind resources in 2022, higher land sales at ALLETE Properties, earnings from Minnesota solar projects placed into service in 2022 and lower income taxes. These increases were partially offset by transaction costs of $2.7 million after-tax related to the acquisition of New Energy, and higher other expenses compared to 2021. Net income in 2021 included South Shore Energy's sale of a portion of its interest in NTEC to Basin which resulted in the recognition of an approximately $8.5 million after-tax gain related to prior development costs and risks incurred.

2022 Compared to 2021

(See Note 14. Business Segments for financial results by segment.)

Regulated Operations

Year Ended December 31	2022	2021
Millions		
Operating Revenue – Utility	$1,259.3	$1,227.9
Fuel, Purchased Power and Gas – Utility	545.5	562.4
Transmission Services – Utility	76.7	75.3
Operating and Maintenance	239.3	216.0
Depreciation and Amortization	171.9	170.7
Taxes Other than Income Taxes	57.4	60.9
Operating Income	168.5	142.6
Interest Expense	(58.1)	(57.3)
Equity Earnings	19.3	21.3
Other Income	9.8	5.9
Income Before Income Taxes	139.5	112.5
Income Tax Benefit	(10.4)	(16.6)
Net Income Attributable to ALLETE	$149.9	$129.1

Operating Revenue – Utility increased $31.4 million from 2021 primarily due to the implementation of interim rates at Minnesota Power on January 1, 2022, as well as increased recoveries under the Minnesota conservation improvement program and higher gas sales. These increases were partially offset by lower revenue from kWh sales and lower fuel adjustment clause recoveries.

Interim retail rate revenue of $85.5 million was collected in 2022, which was partially offset by an interim rate refund reserve of approximately $18 million due to the regulatory outcome of the MPUC's decision in Minnesota Power's 2022 general rate case. In addition, Minnesota Power recorded a charge of approximately $8 million pre-tax to write off the deferred portion of residential customer interim rates. Minnesota Power also recorded additional revenue of approximately $9 million pre-tax for an increase in expected recoveries under its cost recovery riders. (See Note 4. Regulatory Matters.)

Conservation improvement program recoveries increased $5.9 million from 2021 primarily due to an increase in related expenditures. (See Operating Expenses - Operating and Maintenance.)

Gas sales at SWL&P increased $4.6 million as a result of colder weather and higher gas prices in 2022 compared to 2021. (See Fuel, Purchased Power and Gas – Utility.)

Lower kWh sales reduced revenue $27.4 million from 2021 reflecting lower sales to industrial customers and other power suppliers, partially offset by higher sales to residential and commercial customers as well as higher pricing on sales to other power suppliers. Sales to residential and commercial customers increased from 2021 primarily due to colder weather in 2022 compared to 2021. Sales to industrial customers decreased primarily due to lower sales to taconite customers resulting from less taconite production in 2022 compared to 2021, reflecting Cliffs' Northshore mine being temporarily idled in 2022. (See Outlook - Customers - Northshore Mining.) Sales to other power suppliers, which are sold at market-based prices into the MISO market on a daily basis or through PSAs of various durations, decreased in 2022 compared to 2021 primarily due to additional kWh sales made in 2021 to mitigate the uncertainty of customers' energy needs and potential load loss due to the COVID-19 pandemic.

Kilowatt-hours Sold	2022	2021	Quantity Variance	% Variance
Millions				
Regulated Utility				
Retail and Municipal				
Residential	1,148	1,135	13	1.1
Commercial	1,359	1,359	—	—
Industrial	6,745	7,196	(451)	(6.3)
Municipal	540	590	(50)	(8.5)
Total Retail and Municipal	9,792	10,280	(488)	(4.7)
Other Power Suppliers	3,149	5,102	(1,953)	(38.3)
Total Regulated Utility Kilowatt-hours Sold	12,941	15,382	(2,441)	(15.9)

Revenue from electric sales to taconite customers accounted for 32 percent of regulated operating revenue in 2022 (33 percent in 2021). Revenue from electric sales to paper, pulp and secondary wood product customers accounted for 5 percent of regulated operating revenue in 2022 (5 percent in 2021). Revenue from electric sales to pipelines and other industrial customers accounted for 10 percent of regulated operating revenue in 2022 (9 percent in 2021).

Fuel adjustment clause revenue decreased $24.1 million primarily due to lower kWh sales, partially offset by higher fuel and purchased power costs attributable to retail and municipal customers. (See Fuel, Purchased Power and Gas – Utility.) Fuel adjustment clause revenue in 2021 also reflected a $5 million charge recorded in 2021 resulting from the MPUC's decision to order refunds in Minnesota Power's fuel adjustment clause filing covering the period July 2018 through December 2019. (See Note 4. Regulatory Matters.)

Operating Expenses increased $5.5 million from 2021.

Operating and Maintenance expense increased $23.3 million, or 11 percent, from 2021 primarily due to higher conservation improvement program expenses, professional services and materials purchased for generation facilities, labor expenses and higher vegetation management expenses. These increases were partially offset by lower pension and other postretirement benefit expenses. In addition, 2022 included rate case-related expenses for Minnesota Power's rate case. (See Note 4. Regulatory Matters.)

Transmission Services – Utility expense increased $1.4 million, or 2 percent, from 2021 primarily due to higher MISO-related expense.

Depreciation and Amortization expense increased $1.2 million, or 1 percent, from 2021 primarily due to a higher plant in service balance in 2022.

Fuel, Purchased Power and Gas – Utility expense decreased $16.9 million, or 3 percent, from 2021 primarily due to lower energy purchases due to lower kWh sales, partially offset by higher purchased power prices and fuel prices. Fuel and purchased power expense related to our retail and municipal customers is recovered through the fuel adjustment clause.

Taxes Other than Income Taxes decreased $3.5 million, or 6 percent, from 2021 primarily due to lower property tax expense resulting from an updated estimate of taxable market values and rates in 2022.

Equity Earnings decreased $2.0 million from, or 9 percent, 2021 primarily due to period over period changes in ATC's estimate of a refund liability related to the appeals court decision on MISO return on equity complaints. (See Note 6. Equity Investments.)

Other Income increased $3.9 million from 2021 primarily due to lower pension and other postretirement plan non-service credits. (See Note 1. Operations and Significant Accounting Policies.)

Income Tax Benefit decreased $6.2 million from 2021 primarily due to higher pre-tax income and lower production tax credits.

ALLETE Clean Energy

Year Ended December 31	2022	2021
Millions		
Operating Revenue		
Contracts with Customers – Non-utility	$110.7	$75.5
Other – Non-utility *(a)*	7.6	11.4
Cost of Sales – Non-utility	56.7	3.0
Operating and Maintenance	47.3	41.5
Depreciation and Amortization	58.6	49.2
Taxes Other than Income Taxes	10.7	7.1
Operating Loss	(55.0)	(13.9)
Interest Expense	(2.3)	(1.5)
Other Income	10.8	0.3
Loss Before Income Taxes	(46.5)	(15.1)
Income Tax Benefit	(15.4)	(16.6)
Net Income (Loss)	(31.1)	1.5
Net Loss Attributable to Non-Controlling Interest *(b)*	(47.4)	(24.8)
Net Income Attributable to ALLETE	$16.3	$26.3

(a)   *Represents non-cash amortization of differences between contract prices and estimated market prices on assumed PSAs.*
(b)   *See Note 1. Operations and Significant Accounting Policies.*

Operating Revenue increased $31.4 million, or 36 percent, from 2021 primarily due to revenue from the closing of a portion of ALLETE Clean Energy's Northern Wind project in December 2022. Operating revenue in 2022 was also impacted by lower realized pricing under the Caddo and Diamond Spring wind energy facilities' power sales agreements resulting from extreme market volatility and transmission congestion in the Southwest Power Pool. Operating revenue in 2021 included the negative impact related to ALLETE Clean Energy's Diamond Spring wind energy facility resulting from an extreme winter storm event in the southwest United States in February 2021.

| | Year Ended December 31, | | | |
| | 2022 | | 2021 | |
Production and Operating Revenue	kWh	Revenue	kWh	Revenue
Millions				
Wind Energy Regions				
East	266.6	$24.3	236.6	$21.4
Midwest *(a)*	775.9	27.0	882.9	32.2
South	2,047.1	15.4	1,009.8	11.2
West	829.5	18.1	823.2	22.1
Total Wind Energy Facilities	3,919.1	84.8	2,952.5	86.9
Sale of Wind Energy Facility	—	33.5	—	—
Total Production and Operating Revenue	3,919.1	$118.3	2,952.5	$86.9

(a)   *The Chanarambie and Viking wind energy facilities were decommissioned in the second quarter of 2022 as part of ALLETE Clean Energy's Northern Wind project.*

Cost of Sales - Non-utility increased $53.7 million from 2021 reflecting additional losses in 2022 related to ALLETE Clean Energy's project to repower and sell its Northern Wind project resulting from inflationary increases and significant cost pressures. In addition, Cost of Sales – Non-utility in 2022 reflected a $10.2 million reserve in the second quarter of 2022 related to the sale of the Northern Wind project, which was fully offset by a gain on removal of the PSA liability for the Northern Wind project upon decommissioning of the wind energy facilities. (See Other Income and Outlook – ALLETE Clean Energy.)

Operating and Maintenance expense increased $5.8 million, or 14 percent, from 2021 primarily due to operating and maintenance expenses related to the Caddo wind energy facility, which commenced operations in December 2021.

Depreciation and Amortization expense increased $9.4 million, or 19 percent, from 2021 primarily due to additional property, plant and equipment in service related to the Caddo wind energy facility, which commenced operations in December 2021.

Taxes Other Than Income Taxes increased $3.6 million from 2021 primarily due to higher property tax expense related to the Caddo wind energy facility, which commenced operations in December 2021.

Other Income increased $10.5 million from 2021 primarily due to a gain on removal of the PSA liability for the Northern Wind project upon decommissioning of the wind energy facilities. (See Cost of Sales – Non-utility and Outlook – ALLETE Clean Energy.)

Net Loss Attributable to Non-Controlling Interest increased $22.6 million from 2021 reflecting net losses attributable to non-controlling interest for the Caddo wind energy facility as well as higher net losses attributable to non-controlling interests for the Glen Ullin and Diamond Spring wind energy facilities resulting from higher wind resources and a higher PTC value in 2022 compared to 2021.

Corporate and Other

Operating Revenue increased $88.7 million, or 85 percent, from 2021 reflecting revenue from New Energy, which was acquired in April 2022, higher revenue at BNI Energy which operates under cost-plus fixed fee contracts, as a result of higher expenses in 2022 compared to 2021 and higher land sales at ALLETE Properties compared to 2021.

Net Income Attributable to ALLETE was $23.1 million in 2022 compared to $13.8 million in 2021. Net income in 2022 reflects net income from New Energy of $7.8 million, which included a $8.3 million after-tax expense as a result of purchase price accounting related to projects under development at the time of acquisition. Net income in 2022 also reflects higher earnings from our investment in Nobles 2 due to higher wind resources in 2022, higher land sales at ALLETE Properties, earnings from Minnesota solar projects placed into service in 2022 and lower income taxes. These increases were partially offset by transaction costs of $2.7 million after-tax related to the acquisition of New Energy, and higher other expenses compared to 2021. Net income in 2021 included South Shore Energy's sale of a portion of its interest in NTEC to Basin which resulted in the recognition of an approximately $8.5 million after-tax gain related to prior development costs and risks incurred.

Income Taxes – Consolidated

For the year ended December 31, 2022, the effective tax rate was a benefit of 31.2 percent (benefit of 24.3 percent for the year ended December 31, 2021). The effective tax rate for 2022 was a lower benefit primarily due to lower production tax credits, higher pre-tax income and higher net losses attributable to non-controlling interests in subsidiaries. (See Note 11. Income Tax Expense.)

2021 Compared to 2020

The comparison of the results of operations for the years ended December 31, 2021 and 2020 is included in Management's Discussion in the Annual Report on Form 10-K for the year ended December 31, 2021. We have identified an immaterial prior period error with respect to the recognition of a non-cash impairment expense for our Northern Wind operating assets in 2020, and the prior period results have been revised accordingly for comparability. See Note 1. Operations and Significant Accounting Policies for additional information.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make various estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. These estimates and assumptions may be revised, which may have a material effect on the Consolidated Financial Statements. Actual results may differ from these estimates and assumptions. These policies are discussed with the Audit Committee of our Board of Directors on a regular basis. We believe the following policies are most critical to our business and the understanding of our results of operations.

Regulatory Accounting. Our regulated utility operations are subject to accounting standards for the effects of certain types of regulation. These standards require us to reflect the effect of regulatory decisions in our financial statements. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred. The Company assesses quarterly whether regulatory assets and liabilities meet the criteria for probability of future recovery or deferral. This assessment considers factors such as, but not limited to, changes in the regulatory environment and recent rate orders to other regulated entities under the same jurisdiction. If future recovery or refund of costs becomes no longer probable, the assets and liabilities would be recognized in current period net income or other comprehensive income. (See Note 4. Regulatory Matters.)

Pension and Postretirement Health and Life Actuarial Assumptions. We account for our pension and other postretirement benefit obligations in accordance with the accounting standards for defined benefit pension and other postretirement plans. These standards require the use of several important assumptions, including the expected long-term rate of return on plan assets, the discount rate and mortality assumptions, among others, in determining our obligations and the annual cost of our pension and other postretirement benefits. In establishing the expected long-term rate of return on plan assets, we determine the long-term historical performance of each asset class and adjust these for current economic conditions while utilizing the target allocation of our plan assets to forecast the expected long-term rate of return. Our pension asset allocation as of December 31, 2022, was approximately 46 percent equity securities, 50 percent fixed income and 4 percent real estate. Our postretirement health and life asset allocation as of December 31, 2022, was approximately 66 percent equity securities, and 34 percent fixed income. Equity securities consist of a mix of market capitalization sizes with domestic and international securities. In 2022, we used weighted average expected long-term rates of return of 6.00 percent in our actuarial determination of our pension expense and 5.41 percent in our actuarial determination of our other postretirement expense. The actuarial determination uses an asset smoothing methodology for actual returns to reduce the volatility of varying investment performance over time. We review our expected long-term rate of return assumption annually and will adjust it to respond to changing market conditions. A one-quarter percent decrease in the expected long-term rate of return would increase the annual expense for pension and other postretirement benefits by approximately $2.2 million, pre-tax.

The discount rate is computed using a bond matching study which utilizes a portfolio of high quality bonds that produce cash flows similar to the projected costs of our pension and other postretirement plans. In 2022, we used weighted average discount rates of 3.28 percent and 3.09 percent in our actuarial determination of our pension and other postretirement expense, respectively. We review our discount rates annually and will adjust them to respond to changing market conditions. A one-quarter percent decrease in the discount rate would increase the annual expense for pension and other postretirement benefits by approximately $1.0 million, pre-tax.

The mortality assumptions used to calculate our pension and other postretirement benefit obligations as of December 31, 2022, considered a modified PRI-2012 mortality table and MP-2021 mortality projection scale. (See Note 12. Pension and Other Postretirement Benefit Plans.)

Valuation of Business Combinations and Resulting Goodwill. When we acquire a business, the assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Determining the fair value of intangible assets acquired as part of a business combination requires us to make significant estimates. These estimates may include the amount and timing of projected future cash flows, the discount rate used to discount those cash flows to present value, the assessment of the asset's life cycle, and the consideration of legal, technical, regulatory, economic and competitive risks.

Critical Accounting Policies (Continued)

Goodwill. Goodwill is the excess of the purchase price (consideration transferred) over the estimated fair value of the net assets of the acquired businesses. In accordance with GAAP, goodwill is not amortized. The Company assesses whether there has been an impairment of goodwill annually in the fourth quarter and whenever an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at the reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment test are considered critical due to the amount of goodwill recorded on our Consolidated Balance Sheet and the judgment required in determining fair value. The fair value of the New Energy reporting unit was determined using a discounted cash flow model, using significant assumptions which included a discount rate of 14 percent, cash flow forecasts through 2027, industry average gross margins, and a terminal growth rate of 3.5 percent. Any forecast contains a degree of uncertainty, and changes in the forecasted cash flows and other assumptions could significantly increase or decrease the calculated fair value of New Energy. The results of our annual impairment test are discussed in Note 1. Operations and Significant Accounting Policies and Note 7. Fair Value in this Form 10-K. Goodwill was $154.9 million as of December 31, 2022.

Impairment of Long-Lived Assets. We review our long-lived assets for indicators of impairment in accordance with the accounting standards for property, plant and equipment on a quarterly basis.

In accordance with the accounting standards for property, plant and equipment, if indicators of impairment exist, we test our long-lived assets for recoverability by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. Cash flows are assessed at the lowest level of identifiable cash flows. The undiscounted future net cash flows are impacted by trends and factors known to us at the time they are calculated and our expectations related to: management's best estimate of future sales prices; holding period and timing of sales; method of disposition; and future expenditures necessary to maintain the operations.

Taxation. We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations to estimate our obligations to taxing authorities. These tax obligations include income taxes and taxes other than income taxes. Judgments related to income taxes require the recognition in our financial statements of the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit. Tax positions that do not meet the "more-likely-than-not" criteria are reflected as a tax liability in accordance with the accounting standards for uncertainty in income taxes. We record a valuation allowance against our deferred tax assets to the extent it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

We are subject to income taxes in various jurisdictions. We make assumptions and judgments each reporting period to estimate our income tax assets, liabilities, benefits and expenses. Judgments and assumptions are supported by historical data and reasonable projections. Our assumptions and judgments include the application of tax statutes and regulations, and projections of future federal taxable income, state taxable income, and state apportionment to determine our ability to utilize NOL and credit carryforwards prior to their expiration. Significant changes in assumptions regarding future federal and state taxable income or a change in tax rates could require new or increased valuation allowances which could result in a material impact on our results of operations.

Outlook

ALLETE is an energy company committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses, and sustains growth. The Company has a long-term objective of achieving consolidated earnings per share growth within a range of 5 percent to 7 percent.

ALLETE is predominately a regulated utility through Minnesota Power, SWL&P, and an investment in ATC. ALLETE's strategy is to remain predominately a regulated utility while investing in ALLETE Clean Energy, New Energy and its Corporate and Other businesses to complement its regulated businesses, balance exposure to the utility's industrial customers, and provide potential long-term earnings growth. ALLETE expects net income from Regulated Operations to be approximately 75 percent of total consolidated net income in 2023. ALLETE expects its businesses to generally provide regulated, contracted or recurring revenues, and to support sustained growth in net income and cash flow.

On August 16, 2022, the Inflation Reduction Act was signed into law. We believe our businesses will benefit from certain provisions of the legislation including from the extension and transferability of production tax credits and investment tax credits, among others. We do not anticipate any impact from the new alternative minimum tax. We will continue to assess the impact of the legislation as additional implementation guidance becomes available.

Minnesota Carbon-Free Legislation. On February 7, 2023, the Minnesota Governor signed into law legislation that updates the state's renewable energy standard and requires Minnesota electric utilities to source retail sales with 100 percent carbon-free energy by 2040. The law increases the renewable energy standard from 25 percent renewable by 2025 to 55 percent renewable by 2035, and requires investor-owned Minnesota utilities to provide 80 percent carbon-free energy by 2030, 90 percent carbon-free energy by 2035 and 100 percent carbon-free energy by 2040. The law utilizes renewable energy credits as the means to demonstrate compliance with both the carbon-free and renewable standards, includes an off-ramp provision that enables the MPUC to protect reliability and customer costs through modification or delay of either the renewable energy standard, the carbon-free standard, or both, and streamlines development and construction of wind energy projects and transmission in Minnesota. The Company is evaluating the law to identify challenges and opportunities it could present.

Regulated Operations. Minnesota Power's long-term strategy is to be the leading electric energy provider in northeastern Minnesota by providing safe, reliable and cost-competitive electric energy, while complying with environmental permit conditions and renewable energy requirements. Keeping the cost of energy production competitive enables Minnesota Power to effectively compete in the wholesale power markets and minimizes retail rate increases to help maintain customer viability. As part of maintaining cost competitiveness, Minnesota Power intends to reduce its exposure to possible future carbon and GHG legislation by reshaping its generation portfolio, over time, to reduce its reliance on coal. Minnesota Power has a goal of delivering 100 percent carbon-free energy by 2050. (See *EnergyForward*.) We will monitor and review proposed environmental regulations and may challenge those that add considerable cost with limited environmental benefit. Minnesota Power will continue to pursue customer growth opportunities and cost recovery rider approvals for transmission, renewable and environmental investments, as well as work with regulators to earn a fair rate of return.

Regulatory Matters. Entities within our Regulated Operations segment are under the jurisdiction of the MPUC, FERC, PSCW and NDPSC. See Note 4. Regulatory Matters for discussion of regulatory matters within these jurisdictions.

2022 Minnesota General Rate Case. On November 1, 2021, Minnesota Power filed a retail rate increase request with the MPUC seeking an average increase of approximately 18 percent for retail customers. The rate filing seeks a return on equity of 10.25 percent and a 53.81 percent equity ratio. On an annualized basis, the requested final rate increase would generate approximately $108 million in additional revenue. In orders dated December 30, 2021, the MPUC accepted the filing as complete and authorized an annual interim rate increase beginning January 1, 2022, with approximately $80 million expected to be collected in cash and approximately $8 million of interim rates for residential customers deferred with a final determination on recovery at the end of the rate case.

At a hearing on January 23, 2023, the MPUC made determinations regarding Minnesota Power's general rate case including allowing a return on common equity of 9.65 percent and a 52.50 percent equity ratio. Upon commencement of final rates, we expect additional revenue from base rates of approximately $60 million and an additional $10 million in revenue recognized under cost recovery riders on an annualized basis, subject to final written order and reconsideration. Final rates are expected to commence in the third quarter of 2023; interim rates will be collected through this period with reserves recorded as necessary. As a result of the MPUC's determinations made on January 23, 2023, Minnesota Power has recorded a reserve for an interim rate refund of approximately $18 million pre-tax as of December 31, 2022, which is subject to MPUC approval of Minnesota Power's refund calculation. In addition, Minnesota Power recorded a charge of approximately $8 million pre-tax to write-off the deferred portion of residential customer interim rates. Minnesota Power also recorded additional revenue of approximately $9 million pre-tax for an increase in expected recoveries under its cost recovery riders. Minnesota Power plans to file its next rate case in the fourth quarter of 2023.

Minnesota Power Land Sales. In August 2020, Minnesota Power filed a petition with the MPUC for approval to sell land that surrounds several reservoirs on its hydroelectric system and is no longer required to maintain its operations. The land has an estimated value of approximately $100 million, and Minnesota Power proposed to credit ratepayers the net proceeds from the sales in a future rate case or through its renewable resources rider to mitigate future rate increases. In an order dated November 18, 2021, the MPUC authorized the land sales and directed the net proceeds to be refunded to ratepayers subject to certain conditions and required compliance filings.

2022 Wisconsin General Rate Case. In 2022, SWL&P filed a rate increase request with the PSCW seeking an average increase of 3.6 percent for retail customers. The filing sought an overall return on equity of 10.4 percent and a 55 percent equity ratio. On an annualized basis, the requested final rate increase would have generated an estimated $4.3 million in additional revenue. In an order dated December 20, 2022, the PSCW approved an annual increase of $3.3 million reflecting a return on equity of 10.0 percent and 55 percent equity ratio. Final rates went into effect January 1, 2023.

Industrial Customers and Prospective Additional Load

Industrial Customers. Electric power is one of several key inputs in the taconite mining, paper, pulp and secondary wood products, pipeline and other industries. Approximately 52 percent of our regulated utility kWh sales in 2022 (47 percent in 2021 and 47 percent in 2020) were made to our industrial customers. We expect industrial sales of approximately 6.5 million MWh in 2023 (6.7 million MWh in 2022 and 7.2 million in 2021). (See Item 1. Business – Regulated Operations – Electric Sales / Customers.)

Taconite. Minnesota Power's taconite customers are capable of producing up to approximately 41 million tons of taconite pellets annually. Taconite pellets produced in Minnesota are primarily shipped to North American steel making facilities that are part of the integrated steel industry, which continue to lead the world in environmental performance among steelmaking countries. According to the U.S. Department of Energy, steel production in the U.S. is the most energy efficient of any major steel producing country. Steel produced from these North American facilities is used primarily in the manufacture of automobiles, appliances, tubular applications for all industries, and in the construction industry. Steel is also a critical component of the clean energy transformation underway today. Meeting the demand for more renewable energy and the need for additional infrastructure to transport green energy from the point of generation to the end user both require steel. Historically, less than 10 percent of Minnesota taconite production has been exported outside of North America.

There has been a general historical correlation between U.S. steel production and Minnesota taconite production. The American Iron and Steel Institute, an association of North American steel producers, reported that U.S. raw steel production operated at approximately 78 percent of capacity in 2022 (82 percent in 2021 and 68 percent in 2020). The World Steel Association, an association of steel producers, national and regional steel industry associations, and steel research institutes representing approximately 85 percent of world steel production, projected U.S. steel consumption in 2023 will increase by approximately 2 percent compared to 2022.

Minnesota Power's taconite customers may experience annual variations in production levels due to such factors as economic conditions, short-term demand changes or maintenance outages. We expect taconite production from our taconite customers of approximately 33 million tons in 2023. We estimate that a one million ton change in Minnesota Power's taconite customers' production would impact our annual earnings per share by approximately $0.04, net of expected power marketing sales at current prices. Changes in wholesale electric prices or customer contractual demand nominations could impact this estimate. Minnesota Power proactively sells power in the wholesale power markets that is temporarily not required by industrial customers to optimize the value of its generating facilities. Long-term reductions in taconite production or a permanent shut down of a taconite customer may lead Minnesota Power to file a general rate case to recover lost revenue.

USS Corporation. USS Corporation has announced plans to invest approximately $150 million to construct a system dedicated to producing direct reduced-grade (DR-grade) pellets at its Keetac plant. USS Corporation broke ground on the project in the third quarter of 2022, which is expected to be completed and producing DR-grade pellets in 2024. This will enable the existing pelletizing plant to not only create DR-grade pellets for use as a feedstock for a direct reduced iron (DRI) or hot briquetted iron (HBI) process that ultimately supplies electric arc furnace steelmaking but also maintains the optionality to continue producing blast furnace-grade pellets. USS Corporation's Minntac and Keetac plants are large power industrial customers of Minnesota Power. USS Corporation has the capability to produce approximately 15 million and 5 million tons annually at its Minntac and Keetac plants, respectively.

Cleveland-Cliffs, Inc. (Cliffs). In 2020, Cliffs announced that it had completed the previously announced acquisition of substantially all of the operations of ArcelorMittal USA LLC and its subsidiaries. Cliffs had stated that upon closure of the acquisition, Cliffs would be the largest flat-rolled steel producer and the largest iron ore pellet producer in North America. The acquisition included ArcelorMittal's Minorca mine in Virginia, Minnesota, and its ownership share of Hibbing Taconite in Hibbing, Minnesota, which are both large industrial customers of Minnesota Power. Cliffs is Minnesota Power's largest customer. The acquisition has increased customer concentration risk for the Company and could lead to further capacity consolidation for both steel blast furnaces and related Minnesota iron ore production.

Cliffs completed construction of a hot briquetted iron production plant in Toledo, Ohio, in 2020, which has utilized direct reduced-grade pellets from Northshore Mining. In October 2021, Cliffs indicated it plans to move direct reduced-grade pellet production to its Minorca mine and that Northshore Mining would become a "swing facility" due to the higher royalty rates at that mine. (See Northshore Mining.).

Northshore Mining. On February 11, 2022, Cliffs announced that with the use of additional scrap in its basic oxygen furnaces, its iron ore needs are not as high as before. In determining where to adjust production, Cliffs decided to idle all production at its Northshore mine until at least April 2023. Cliffs has also indicated that going forward it will be limiting the tonnage of iron ore pellets sold to third parties. Northshore Mining has the capability to produce approximately 6 million tons annually. Minnesota Power has a PSA through 2031 with Silver Bay Power, which provides the majority of the electric service requirements for Northshore Mining. (See Cliffs.)

Silver Bay Power. In 2016, Minnesota Power and Silver Bay Power entered into a PSA through 2031. Silver Bay Power supplies approximately 90 MW of load to Northshore Mining, an affiliate of Silver Bay Power, which had previously been served predominately through self-generation by Silver Bay Power. Starting in 2016, Minnesota Power supplied Silver Bay Power with at least 50 MW of energy and Silver Bay Power had the option to purchase additional energy from Minnesota Power as it transitioned away from self-generation. In 2019, Silver Bay Power ceased self-generation and Minnesota Power began supplying the full energy requirements for Silver Bay Power.

Hibbing Taconite. Hibbing Taconite is a joint venture between subsidiaries of Cliffs (85.3 percent ownership) and USS Corporation (14.7 percent ownership). The joint venture is managed by Cliffs and is also a Large Power Customer of Minnesota Power. Hibbing Taconite has the capability of producing 8 million tons of taconite annually. Hibbing Taconite has proven mineral reserves to support its operations through 2026; and is actively seeking additional mineral reserves to operate beyond its currently stated mine life.

Minnesota Sulfate Wild Rice Water Quality Standard. On April 29, 2021, the EPA identified rivers and lakes in Minnesota in which wild rice grows that have sulfate levels that exceed Minnesota's sulfate limit for wild rice waters. On September 1, 2021, three additional wild rice waters with sulfate levels that exceed Minnesota's sulfate limit were identified. The EPA directed the MPCA to add these rivers and lakes to its list of impaired waters which can be used to set limits in discharge permits for industrial activities such as mining. Minnesota Power's taconite customers could be adversely impacted if they are required to significantly reduce sulfate discharges.

Paper, Pulp and Secondary Wood Products. The North American paper and pulp industry continues to face declining demand due to the impact of electronic substitution for print and changing customer needs. As a result, certain paper and pulp customers have reduced their existing operations in recent years and have pursued or are pursuing product changes in response to the declining demand. The resulting reduction in production capacity outside of Minnesota for certain paper grades has solidified our paper customers' operations, at least for the near term, and as such we expect operating levels in 2023 at the major paper and pulp mills we serve to be at similar levels as in 2022.

ST Paper. In May 2021, ST Paper announced it had completed the purchase of the Duluth Mill from Verso Corporation. ST Paper is completing a project at the Duluth Mill to produce tissue. In January 2022, Minnesota Power entered into an electric service agreement with ST Paper that would begin Large Power Customer service with a minimum term of six years upon start-up of operations, which is anticipated in 2023. A petition for approval of the electric service agreement was approved by the MPUC in May 2022. Upon start-up of operations, ST Paper will become a Large Power Customer as we expect to serve requirements of at least 10 MW of customer load.

Pipeline and Other Industries.

Cenovus Energy. In 2018, a fire at Cenovus Energy's refinery in Superior, Wisconsin, which was owned by Husky Energy at that time, disrupted operations at the facility. Under normal operating conditions, SWL&P provides approximately 14 MW of average monthly demand to the refinery in addition to water service. The facility remains at minimal operations, and the refinery is expected to resume normal operations in 2023.

Prospective Additional Load. Minnesota Power is pursuing new wholesale and retail loads in and around its service territory. Currently, several companies in northeastern Minnesota continue to progress in the development of natural resource-based projects that represent long-term growth potential and load diversity for Minnesota Power. We cannot predict the outcome of these projects.

EnergyForward. Minnesota Power is executing *EnergyForward*, its strategy assuring reliability, protecting affordability and further improving environmental performance. The plan includes completed and planned investments in wind, solar, natural gas and hydroelectric power, construction of additional transmission capacity, the installation of emissions control technology and the idling and retirement of certain coal-fired generating facilities. Minnesota Power has a vision to deliver 100 percent carbon-free energy to customers by 2050, continuing its commitment to climate, customers and communities through its *EnergyForward* strategy. This vision builds on Minnesota Power's recent achievement of now providing 50 percent renewable energy to its customers.

2021 Integrated Resource Plan (IRP). On February 1, 2021, Minnesota Power filed its latest IRP, which was approved by the MPUC in an order dated January 9, 2023. The approved IRP, which reflects a joint agreement reached with various stakeholders, outlines Minnesota Power's clean-energy transition plans through 2035. These plans include expanding its renewable energy supply, achieving coal-free operations at its facilities by 2035, and investing in a resilient and flexible transmission and distribution grid. As part of these plans, Minnesota Power anticipates adding up to 700 MW of new wind and solar energy resources, and ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Minnesota Power's plans recognize that advances in technology will play a significant role in completing its transition to carbon-free energy supply, reliably and affordably. Minnesota Power is expected to file its next IRP by March 1, 2025.

In recent years, Minnesota Power has transformed its energy supply from more than a 95 percent reliance on coal to become a leader in the nation's clean-energy transformation. Since 2013, the company has closed or converted seven of its nine coal-fired units and added nearly 900 megawatts of renewable energy sources. Additionally, Minnesota Power has been a leader in energy conservation, surpassing the state's conservation goals each year for the past decade.

Nemadji Trail Energy Center (NTEC). In 2017, Minnesota Power submitted a resource package to the MPUC which included requesting approval of a natural gas capacity dedication and other affiliated-interest agreements for NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary. Minnesota Power is expected to purchase approximately 20 percent of the facility's output starting in 2025 pursuant to the capacity dedication agreement.

Renewable Energy. Minnesota Power continues to execute its renewable energy strategy and recently reached its goal of supplying 50 percent of its energy by renewable energy sources. Minnesota Power also has a goal of delivering 100 percent carbon-free energy by 2050. (See *EnergyForward*.)

Minnesota Power has approved cost recovery riders for certain renewable investments and expenditures as well as investments and expenditures related to compliance with the Minnesota Solar Energy Standard. The cost recovery riders allow Minnesota Power to charge retail customers on a current basis for the costs of certain renewable and solar investments and expenditures plus a return on the capital invested. (See Note 4. Regulatory Matters.)

Wind Energy. Minnesota Power's wind energy facilities consist of Bison (497 MW) located in North Dakota, and Taconite Ridge (25 MW) located in northeastern Minnesota. Minnesota Power also has two long-term wind energy PPAs with an affiliate of NextEra Energy, Inc. to purchase the output from Oliver Wind I (50 MW) and Oliver Wind II (48 MW) located in North Dakota.

Minnesota Power uses the 465-mile, 250-kV DC transmission line that runs from Center, North Dakota, to Duluth, Minnesota, to transport wind energy from North Dakota while gradually phasing out coal-based electricity delivered to its system over this transmission line from Square Butte's lignite coal-fired generating unit. Minnesota Power is currently pursuing a modernization and capacity upgrade of its DC transmission system to continue providing reliable operations and additional system capabilities.

Nobles 2 PPA. Minnesota Power has a long-term PPA with Nobles 2 that provides for Minnesota Power to purchase the energy and associated capacity from a 250 MW wind energy facility in southwestern Minnesota through 2040. The agreement provides for the purchase of output from the facility at fixed energy prices. There are no fixed capacity charges, and Minnesota Power will only pay for energy as it is delivered. (See *Corporate and Other – Investment in Nobles 2*.)

Manitoba Hydro. Minnesota Power has two long-term PPAs with Manitoba Hydro. The first PPA provides for Minnesota Power to purchase 250 MW of capacity and energy from Manitoba Hydro through May 2035. The second PPA provides for Minnesota Power to purchase up to 133 MW of energy from Manitoba Hydro through June 2040. (See Note 9. Commitments, Guarantees and Contingencies.)

Solar Energy. Minnesota Power's solar energy supply consists of Camp Ripley, a 10 MW solar energy facility at the Camp Ripley Minnesota Army National Guard base and training facility near Little Falls, Minnesota, and a community solar garden in northeastern Minnesota, which is comprised of a 1 MW solar array owned and operated by a third party with the output purchased by Minnesota Power and a 40 kW solar array that is owned and operated by Minnesota Power. SWL&P also plans to construct a 470 kW solar array in 2023 as part of a community solar garden in Superior, Wisconsin, which was approved by the PSCW in October 2020.

In June 2020, Minnesota Power filed a proposal with the MPUC to accelerate its plans for purchasing solar energy from approximately 20 MW of solar energy projects in Minnesota which was approved in a June 2021 order. These solar energy projects will be constructed and owned through an ALLETE subsidiary with an estimated investment of $40 million. Construction of these solar energy projects commenced in 2022 and will be operational in 2023.

Transmission. We continue to make investments in transmission opportunities that strengthen or enhance the transmission grid or take advantage of our geographical location between sources of renewable energy and end users. These include the GNTL, investments to enhance our own transmission facilities, investments in other transmission assets (individually or in combination with others) and our investment in ATC. See Item 1. Business – Regulated Operations and Note 9. Commitments, Guarantees and Contingencies.

North Plains Connector Development Agreement. ALLETE and Grid United LLC, an independent transmission company, have signed a memorandum of understanding to explore transmission opportunities, with plans to execute a North Plains Connector development agreement in the first half of 2023. The project is a new, approximately 385-mile high-voltage direct-current (HVDC) transmission line from central North Dakota, to Colstrip, Montana that will be the first transmission connection between three regional U.S. electric energy markets— MISO, the Western Interconnection and the Southwest Power Pool. This new link, open to all sources of electric generation, would create 3,000 MW of transfer capacity between the middle of the country and the West Coast, easing congestion on the transmission system, increasing resiliency and reliability in all three energy markets, and enabling fast sharing of renewable energy across a vast area with diverse weather patterns. The project is expected to cost approximately $2.5 billion. ALLETE expects to pursue at least 35 percent ownership and would oversee the line's operation. The companies expect project permitting to start in 2023 as they work toward an in-service date of 2029, pending regulatory approvals.

Duluth Loop Reliability Project. On October 21, 2021, Minnesota Power submitted an application for a certificate of need for the Duluth Loop Reliability Project. This transmission project was proposed to enhance reliability in and around Duluth, Minnesota. The project includes the construction of a new 115-kV transmission line; construction of an approximately one-mile extension of an existing 230-kV transmission line; and upgrades to several substations. A certificate of need and route permit are expected in first quarter of 2023. The Duluth Loop Reliability Project is expected to be completed and in service by 2025, subject to MPUC approval, with an estimated cost of $50 million to $70 million.

MISO Long Range Transmission Plan. Minnesota Power and Great River Energy announced on July 25, 2022, their intent to build a 150-mile, 345-kV transmission line, connecting northern Minnesota to central Minnesota to support continued reliability in the Upper Midwest. Great River Energy, a wholesale electric power cooperative, and Minnesota Power filed a Notice of Intent to Construct, Own and Maintain the transmission line with the MPUC on August 1, 2022. This joint project is part of a portfolio of transmission projects approved on July 25, 2022, by MISO, as part of the first phase of its Long Range Transmission Plan. Planning for the $970 million transmission line is in its early stages with the route anticipated to generally follow existing rights of way in an established power line corridor. The two utilities expect to seek a combined Certificate of Need and Route Permit from the MPUC. The MPUC will determine the final route as well as cost recovery for Minnesota Power's approximately 50 percent estimated share of the project. Subject to regulatory approvals, the transmission line is expected to be in service in 2030.

Investment in ATC. ATC's most recent 10-year transmission assessment, which covers the years 2022 through 2031, identifies a need for between $5.1 billion and $6.2 billion in transmission system investments. These investments by ATC, if undertaken, are expected to be funded through a combination of internally generated cash, debt and investor contributions. As opportunities arise, we plan to make additional investments in ATC through general capital calls based upon our pro rata ownership interest in ATC.

ALLETE Clean Energy.

ALLETE Clean Energy will pursue growth through acquisitions or project development. ALLETE Clean Energy is targeting acquisitions of existing operating portfolios which have a mix of long-term PSAs in place and/or available for repowering and recontracting. Further, ALLETE Clean Energy will evaluate actions that will lead to the addition of complimentary clean energy products and services. At this time, ALLETE Clean Energy is focused on actions that will optimize its clean energy project portfolio of operating and development projects, which may include recontracting, repowering, entering into partnerships and divestitures along with continued acquisitions or development of new projects including wind, solar, energy storage or storage ready facilities across North America.

Portions of our ALLETE Clean Energy business are experiencing return pressures that are impacting our earnings per share growth from increased competition, and lower forward price curves, as a growing amount of investment capital is being directed into wind generation opportunities. In addition, current and potential new project developments can be negatively affected by a lower ALLETE stock price, which may result in such projects not being accretive, or otherwise unable to satisfy our financial objectives criteria to proceed. In response to these market pressures, we are actively evaluating additional growth opportunities to deliver more comprehensive clean energy solutions for customers at ALLETE Clean Energy, which may include wind, solar, storage solutions, and related energy infrastructure investments and services. We believe that the renewable energy industry is entering a new phase of growth and that we are well-positioned to serve customers and drive future growth at ALLETE. ALLETE Clean Energy will continue to optimize its existing wind energy facility portfolio, seek development of its remaining safe harbor inventory of tax credit qualified turbines, and explore other renewable energy opportunities to expand its service offerings to further enhance its growth and profitability.

In May 2021, ALLETE Clean Energy announced that it acquired the rights to the approximately 92 MW Red Barn wind development project and the approximately 68 MW Whitetail renewable development project in southwestern Wisconsin. ALLETE Clean Energy also signed an asset sale agreement for the completed Red Barn wind project with Wisconsin Public Service Corporation and Madison Gas and Electric Company. At a hearing in January 2022, the PSCW approved the sale of the Red Barn wind project, which is expected to close in 2023, subject to completion of construction and receipt of permits.

ALLETE Clean Energy manages risk by having a diverse portfolio of assets, which includes PSA expiration, technology and geographic diversity. The current operating portfolio is subject to typical variations in seasonal wind with higher wind resources typically available in the winter months. The majority of its planned maintenance leverages this seasonality and is performed during lower wind periods. ALLETE Clean Energy's current operating portfolio is as follows:

Region	Wind Energy Facility	Capacity MW	PSA MW	PSA Expiration
East	Armenia Mountain	101	100%	2024
Midwest	Lake Benton	104	100%	2028
	Storm Lake I	108	100%	2027
	Storm Lake II	77		
	Merchant		90%	n/a
	PSA 1		10%	2032
	Other	17	100%	2028
South	Caddo	303		
	Merchant		27%	n/a
	PSA 1		66%	2034
	PSA 2		7%	2034
	Diamond Spring	303		
	PSA 1		58%	2035
	PSA 2		25%	2032
	PSA 3		16%	2035
West	Condon	50	100%	*(a)*
	Glen Ullin	106	100%	2039
	South Peak	80	100%	2035

(a)   The PSA for Condon expired in 2022, and Condon is currently selling energy pursuant to a month-to-month agreement while the parties negotiate an agreement on a new PSA.

Non-cash amortization to revenue recognized by ALLETE Clean Energy relates to the amortization of differences between contract prices and estimated market prices on assumed PSAs. As part of wind energy facility acquisitions, ALLETE Clean Energy assumed various PSAs that were above or below estimated market prices at the time of acquisition; the resulting differences between contract prices and estimated market prices are amortized to revenue over the remaining PSA term. Non-cash amortization is expected to be approximately $5 million in 2023, $6 million annually in 2024 through 2027, and decreasing thereafter through 2032.

Corporate and Other.

New Energy. New Energy is a renewable energy development company with a primary focus on solar and storage facilities while also offering comprehensive operations, maintenance and asset management services. New Energy is a leading developer of community, commercial and industrial, and small utility-scale renewable energy projects that has completed more than 400 MW in its history, totaling more than $1 billion of capital deployed. New Energy currently has a robust project pipeline with greater than 2,000 MW of renewable projects in development across 26 different states. New Energy adds value through cost effective development and economies of scale on project implementation, bringing national capabilities to regional co-development partners. New Energy is involved in greenfield development as well as acquiring and completing mid-stage and late-stage renewable energy projects.

Investment in Nobles 2. Our subsidiary, ALLETE South Wind, owns a 49 percent equity interest in Nobles 2, the entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota pursuant to a 20-year PPA with Minnesota Power. We account for our investment in Nobles 2 under the equity method of accounting. (See Note 6. Equity Investments.)

South Shore Energy. South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary, is developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy. Minnesota Power is expected to purchase approximately 20 percent of the facility's output starting in 2027 pursuant to a capacity dedication agreement. Construction of NTEC is subject to obtaining additional permits from local, state and federal authorities. The total project cost is estimated to be approximately $700 million, of which South Shore Energy's portion is expected to be approximately $150 million. South Shore Energy's portion of NTEC project costs incurred through December 31, 2022, is approximately $7 million.

BNI Energy. In 2022, BNI Energy sold 3.7 million tons of coal (3.9 million tons in 2021) and anticipates 2023 sales will be higher than 2022. BNI Energy operates under cost-plus fixed fee agreements extending through December 31, 2037.

ALLETE Properties. Our strategy incorporates the possibility of a bulk sale of the entire ALLETE Properties portfolio. Proceeds from a bulk sale would be strategically deployed to support growth initiatives at our Regulated Operations and ALLETE Clean Energy. ALLETE Properties also continues to pursue sales of individual parcels over time and will continue to maintain key entitlements and infrastructure.

Income Taxes

ALLETE's aggregate federal and multi-state statutory tax rate is approximately 28 percent for 2022. ALLETE also has tax credits and other tax adjustments that reduce the combined statutory rate to the effective tax rate. These tax credits and adjustments historically have included items such as production tax credits, excess deferred taxes, non-controlling interests in subsidiaries, as well as other items. The annual effective rate can also be impacted by such items as changes in income before income taxes, state and federal tax law changes that become effective during the year, business combinations, tax planning initiatives and resolution of prior years' tax matters. We expect our effective tax rate to be a benefit of approximately 5 percent for 2023 primarily due to federal production tax credits as a result of wind energy generation and non-controlling interests in subsidiaries. We also expect that our effective tax rate will be lower than the combined statutory rate over the next 10 years due to production tax credits attributable to our wind energy generation.

Liquidity and Capital Resources

Liquidity Position. ALLETE is well-positioned to meet its liquidity needs. As of December 31, 2022, we had cash and cash equivalents of $36.4 million, $411.6 million in available consolidated lines of credit, 2.1 million original issue shares of common stock available for issuance through a distribution agreement with Lampert Capital Markets and a debt-to-capital ratio of 37 percent.

Capital Structure. ALLETE's capital structure for each of the last three years is as follows:

As of December 31	2022	%	2021	%	2020	%
Millions						
ALLETE Equity *(a)*	$2,691.9	51	$2,404.3	49	$2,285.8	50
Non-Controlling Interest in Subsidiaries	656.4	12	533.2	11	505.6	11
Short-Term and Long-Term Debt *(b)*	1,929.1	37	1,986.4	40	1,806.4	39
	$5,277.4	100	$4,923.9	100	$4,597.8	100

(a) See Immaterial Revision to Prior Period in Note 1. Operations and Significant Accounting Policies.
(b) Excludes unamortized debt issuance costs.

Cash Flows. Selected information from ALLETE's Consolidated Statement of Cash Flows is as follows:

Year Ended December 31	2022	2021	2020
Millions			
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	$47.7	$65.2	$92.5
Cash Flows from (used in)			
Operating Activities	221.3	263.5	299.8
Investing Activities	(384.0)	(485.2)	(812.8)
Financing Activities	155.2	204.2	485.7
Change in Cash, Cash Equivalents and Restricted Cash	(7.5)	(17.5)	(27.3)
Cash, Cash Equivalents and Restricted Cash at End of Period	$40.2	$47.7	$65.2

Operating Activities. Cash provided by operating activities was lower in 2022 compared to 2021. Cash provided by operating activities in 2022 reflected higher payments for inventories, net of customer deposits received, compared to 2021 primarily related to ALLETE Clean Energy's Northern Wind and Red Barn projects. This decrease was partially offset by the timing of recovery under the fuel adjustment clause.

Cash provided by operating activities was lower in 2021 compared to 2020. Cash from operating activities in 2021 included lower net income and higher payments for inventories compared to 2020, and was negatively impacted by the timing of recovery under the fuel adjustment clause.

Investing Activities. Cash used in investing activities was lower in 2022 compared to 2021. Cash used for investing activities in 2022 reflected lower additions to property, plant and equipment and lower payments for equity method investments compared to 2021. These decreases were partially offset by cash payments for the acquisition of New Energy.

Cash used in investing activities was lower in 2021 compared to 2020. Cash used for investing activities in 2021 reflected lower additions to property, plant and equipment and lower payments for equity method investments compared to 2020.

Financing Activities. Cash provided by financing activities was lower in 2022 compared to 2021 primarily due to higher repayments of short-term and long-term debt and higher dividends on common stock in 2022. These decreases were partially offset by higher proceeds from the issuance of common stock, higher proceeds from issuance of short-term and long-term debt, and higher proceeds from non-controlling interest in 2022.

Cash provided by financing activities was lower in 2021 compared to 2020 primarily due to lower proceeds from non-controlling interest in subsidiaries and higher repayments of short-term and long-term debt in 2021. These decreases were partially offset by higher proceeds from the issuance of common stock and higher proceeds from the issuance of short-term and long-term debt in 2021.

Liquidity and Capital Resources (Continued)

Working Capital. Additional working capital, if and when needed, generally is provided by consolidated bank lines of credit and the issuance of securities, including long-term debt, common stock and commercial paper. As of December 31, 2022, we had consolidated bank lines of credit aggregating $475.7 million ($432.0 million as of December 31, 2021), most of which expire in January 2026. We had $32.8 million outstanding in standby letters of credit and $31.3 million outstanding draws under our lines of credit as of December 31, 2022 ($31.5 million in standby letters of credit and $159.7 million outstanding draws as of December 31, 2021). We also have other credit facility agreements in place that provide the ability to issue up to $252.0 million in standby letters of credit. As of December 31, 2022, we had $245.4 million outstanding in standby letters of credit under these agreements.

In addition, as of December 31, 2022, we had 2.9 million original issue shares of our common stock available for issuance through Invest Direct and 2.1 million original issue shares of common stock available for issuance through a distribution agreement with Lampert Capital Markets. (See *Securities.*) The amount and timing of future sales of our securities will depend upon market conditions and our specific needs.

Securities. We entered into a distribution agreement with Lampert Capital Markets, in 2008, as amended most recently in 2020, with respect to the issuance and sale of up to an aggregate of 13.6 million shares of our common stock, without par value, of which 2.1 million shares remain available for issuance as of December 31, 2022. For the year ended December 31, 2022, no shares of common stock were issued under this agreement (0.8 million shares for net proceeds of $51.0 million in 2021; none in 2020).

During the year ended December 31, 2022, we issued 0.3 million shares of common stock through Invest Direct, the Employee Stock Purchase Plan and the Retirement Savings and Stock Ownership Plan, resulting in net proceeds of $16.2 million (0.3 million shares for net proceeds of $18.9 million in 2021; 0.4 million shares for net proceeds of $18.1 million in 2020). See Note 10. Common Stock and Earnings Per Share for additional detail regarding ALLETE's equity securities.

On April 5, 2022, ALLETE issued and sold approximately 3.7 million shares of ALLETE common stock. Net proceeds of approximately $224 million were received from the sale of shares. Proceeds were used primarily to fund the acquisition of New Energy and capital investments at ALLETE Clean Energy.

Financial Covenants. See Note 8. Short-Term and Long-Term Debt for information regarding our financial covenants.

Pension and Other Postretirement Benefit Plans. Management considers various factors when making funding decisions, such as regulatory requirements, actuarially determined minimum contribution requirements and contributions required to avoid benefit restrictions for the defined benefit pension plans. For the year ended December 31, 2022, we made no contributions to the defined benefit pension plans. On January 17, 2023, we contributed $6.5 million in cash to the defined benefit pension plans. We do not expect to make any further contributions to our defined benefit pension plans in 2023, and we do not expect to make any contributions to our other postretirement benefit plans in 2023. (See Note 10. Common Stock and Earnings Per Share and Note 12. Pension and Other Postretirement Benefit Plans.)

Off-Balance Sheet Arrangements. Off-balance sheet arrangements are discussed in Note 9. Commitments, Guarantees and Contingencies.

Contractual Obligations and Commercial Commitments. ALLETE has contractual obligations and other commitments that will need to be funded in the future, in addition to its capital expenditure programs. Material contractual obligations and other commitments are as follows:

Long-Term Debt. ALLETE has material long-term debt obligations, including long-term debt due within one year. These obligations include the principal amount of bonds, notes and loans which are recorded on the Consolidated Balance Sheet, plus interest. (See Note 8. Short-Term and Long-Term Debt.)

Pension and Other Postretirement Benefit Plans. Pension and other postretirement benefit plan obligations include the current estimate of future benefit payments. Pension contributions are dependent on several factors including realized asset performance, future discount rate and other actuarial assumptions, Internal Revenue Service and other regulatory requirements, and contributions required to avoid benefit restrictions for the pension plans. Funding for the other postretirement benefit plans is impacted by realized asset performance, future discount rate and other actuarial assumptions, and utility regulatory requirements. Our obligations are estimates and will change based on actual market performance, changes in interest rates and any changes in governmental regulations. (See Note 12. Pension and Other Postretirement Benefit Plans.)

Liquidity and Capital Resources (Continued)

Operating Lease Obligations. ALLETE has certain operating lease obligations for the minimum payments required under various lease agreements which are recorded on the Consolidated Balance Sheet. (See Note 1. Operations and Significant Accounting Policies.)

Easement Obligations. ALLETE has easement obligations for the minimum payments required under our land easement agreements at our wind energy facilities. (See Note 9. Commitments, Guarantees and Contingencies.)

PPA Obligations. PPA obligations represent our Square Butte, Manitoba Hydro and other PPAs. (See Note 9. Commitments, Guarantees and Contingencies.)

Other Purchase Obligations. ALLETE has other purchase obligations covering our minimum purchase commitments under coal supply and rail contracts, and long-term service agreements for wind energy facilities. (See Note 9. Commitments, Guarantees and Contingencies.)

Credit Ratings. Access to reasonably priced capital markets is dependent in part on credit and ratings. Our securities have been rated by S&P and by Moody's. Rating agencies use both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective. Our current credit ratings are listed in the following table:

Credit Ratings	S&P	Moody's
Issuer Credit Rating	BBB	Baa1
Commercial Paper	A-2	P-2
First Mortgage Bonds	*(a)*	A2

(a)   Not rated by S&P.

The disclosure of these credit ratings is not a recommendation to buy, sell or hold our securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Common Stock Dividends. ALLETE is committed to providing a competitive dividend to its shareholders while at the same time funding its growth. ALLETE's long-term objective is to maintain a dividend payout ratio similar to our peers and provide for future dividend increases. Our targeted payout range is between 60 percent and 70 percent. In 2022, we paid out 77 percent (78 percent in 2021; 78 percent in 2020) of our per share earnings in dividends. On February 3, 2023, our Board of Directors declared a dividend of $0.6775 per share, which is payable on March 1, 2023, to shareholders of record at the close of business on February 15, 2023.

Capital Requirements

ALLETE's projected capital expenditures for the years 2023 through 2027 are presented in the following table. Actual capital expenditures may vary from the projections due to changes in forecasted plant maintenance, regulatory decisions or approvals, future environmental requirements, base load growth, capital market conditions or executions of new business strategies. Projected capital expenditures exclude amounts for projects that will be sold to third parties upon completion.

Capital Expenditures	2023	2024	2025	2026	2027	Total
Millions						
Regulated Operations						
High kV Transmission Expansion	$40	$55	$135	$190	$270	$690
Solar 300 MW *(a)*	—	150	200	175	100	625
Wind 150 MW *(a)*	—	—	105	175	—	280
Storage *(a)*	—	10	20	—	100	130
Base & Other	190	265	250	235	190	1,130
Regulated Operations	$230	$480	$710	$775	$660	$2,855
ALLETE Clean Energy *(b)*	10	5	5	5	5	30
Corporate and Other						
South Shore Energy *(c)*	40	55	35	5	—	135
Other	20	10	15	15	20	80
Total Capital Expenditures *(d)*	$300	$550	$765	$800	$685	$3,100

(a) *These capital expenditures are part of Minnesota Power's clean-energy transition plans, which include its vision to deliver 100 percent carbon-free energy to customers by 2050, as detailed in Minnesota Power's latest IRP, which was approved by the MPUC in January 2023. These capital expenditures are dependent on successful requests for proposal by Minnesota Power. (See Outlook – EnergyForward.)*
(b) *Capital expenditures in 2023 do not include costs related to ALLETE Clean Energy's project to develop and sell the 92 MW Red Barn project as these projects will be sold upon completion. (See Outlook – ALLETE Clean Energy.)*
(c) *Our portion of estimated capital expenditures for construction of NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy.*
(d) *These amounts do not include any capital expenditures related to the North Plains Connector Development Agreement. (See Outlook – Transmission.)*

We are well positioned to meet our financing needs due to adequate operating cash flows, available additional working capital and access to capital markets. We will finance capital expenditures from a combination of internally generated funds, debt and equity issuance proceeds. We intend to maintain a capital structure with capital ratios near current levels. (See *Capital Structure.*)

Environmental and Other Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. A number of regulatory changes to the Clean Air Act, the Clean Water Act and various waste management requirements have been promulgated by both the EPA and state authorities over the past several years. Minnesota Power's facilities are subject to additional requirements under many of these regulations. Minnesota Power is reshaping its generation portfolio, over time, to reduce its reliance on coal, has installed cost-effective emission control technology, and advocates for sound science and policy during rulemaking implementation. (See Note 9. Commitments, Guarantees and Contingencies.)

Market Risk

Securities Investments.

Available-for-Sale Securities. As of December 31, 2022, our available-for-sale securities portfolio consisted primarily of securities held in other postretirement plans to fund employee benefits.

Market Risk (Continued)

INTEREST RATE RISK

We are exposed to risks resulting from changes in interest rates as a result of our issuance of variable rate debt. We manage our interest rate risk by varying the issuance and maturity dates of our fixed rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. We may also enter into derivative financial instruments, such as interest rate swaps, to mitigate interest rate exposure. The following table presents the long-term debt obligations and the corresponding weighted average interest rate as of December 31, 2022:

Interest Rate Sensitive Financial Instruments	Expected Maturity Date							Fair Value
	2023	2024	2025	2026	2027	Thereafter	Total	
Long-Term Debt								
Fixed Rate – Millions	$91.9	$87.3	$216.1	$79.4	$81.7	$1,154.4	$1,710.8	$1,564.4
Average Interest Rate – %	5.9	4.4	3.4	3.4	5.7	4.0	4.1	
Variable Rate – Millions	—	$7.5	$170.0	—	$40.8	—	$218.3	$218.3
Average Interest Rate – %	—	7.8	4.8	—	4.2	—	4.8	

Interest rates on variable rate long-term debt are reset on a periodic basis reflecting prevailing market conditions. Based on the variable rate debt outstanding as of December 31, 2022, an increase of 100 basis points in interest rates would impact the amount of pre-tax interest expense by $2.2 million. This amount was determined by considering the impact of a hypothetical 100 basis point increase to the average variable interest rate on the variable rate debt outstanding as of December 31, 2022.

COMMODITY PRICE RISK

Our regulated utility operations incur costs for power and fuel (primarily coal and related transportation) in Minnesota, and power and natural gas purchased for resale in our regulated service territory in Wisconsin. Minnesota Power's exposure to price risk for these commodities is significantly mitigated by the current ratemaking process and regulatory framework, which allows recovery of fuel costs in excess of those included in base rates or distribution of savings in fuel costs to ratepayers. SWL&P's exposure to price risk for natural gas is significantly mitigated by the current ratemaking process and regulatory framework, which allows the commodity cost to be passed through to customers. We seek to prudently manage our customers' exposure to price risk by entering into contracts of various durations and terms for the purchase of power and coal and related transportation costs (Minnesota Power) and natural gas (SWL&P).

POWER MARKETING

Minnesota Power's power marketing activities consist of: (1) purchasing energy in the wholesale market to serve its regulated service territory when energy requirements exceed generation output; and (2) selling excess available energy and purchased power. From time to time, Minnesota Power may have excess energy that is temporarily not required by retail and municipal customers in our regulated service territory. Minnesota Power actively sells any excess energy to the wholesale market to optimize the value of its generating facilities.

We are exposed to credit risk primarily through our power marketing activities. We use credit policies to manage credit risk, which includes utilizing an established credit approval process and monitoring counterparty limits.

Recently Adopted Accounting Pronouncements.

New accounting pronouncements are discussed in Note 1. Operations and Significant Accounting Policies.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk for information related to quantitative and qualitative disclosure about market risk.

Item 8. Financial Statements and Supplementary Data

See our Consolidated Financial Statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, and supplementary data, which are indexed in Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2022, evaluations were performed, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, on the effectiveness of the design and operation of ALLETE's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (Exchange Act). Based upon those evaluations, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective to provide assurance that information required to be disclosed in ALLETE's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control – Integrated Framework (framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

On April 15, 2022, the Company completed the acquisition of New Energy. As a result, management has excluded New Energy from our assessment of internal control over financial reporting. New Energy is a wholly-owned subsidiary whose total assets and total revenues represent 1 percent and 5 percent, respectively, of the related Consolidated Financial Statement amounts as of and for the year ended December 31, 2022.

Changes in Internal Controls

There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

Unless otherwise stated, the information required by this Item is incorporated by reference herein from our Proxy Statement for the 2023 Annual Meeting of Shareholders (2023 Proxy Statement) under the following headings:

- **Directors.** The information regarding directors will be included in the "Election of Directors" section;

- **Audit Committee Financial Expert.** The information regarding the Audit Committee financial expert will be included in the "Corporate Governance" section and the "Audit Committee Report" section;

- **Audit Committee Members.** The identity of the Audit Committee members will be included in the "Corporate Governance" section and the "Audit Committee Report" section;

- **Executive Officers.** The information regarding executive officers is included in Part I of this Form 10-K; and

- **Section 16(a) Delinquency.** If applicable, information regarding Section 16(a) delinquencies will be included in a "Delinquent Section 16(a) Reports" section.

Our 2023 Proxy Statement will be filed with the SEC within 120 days after the end of our 2022 fiscal year.

Code of Ethics. We have adopted a written Code of Ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. A copy of our Code of Ethics is available on our website at www.allete.com and print copies are available without charge upon request to ALLETE, Inc., Attention: Secretary, 30 West Superior St., Duluth, Minnesota 55802. Any amendment to the Code of Ethics or any waiver of the Code of Ethics will be disclosed on our website at www.allete.com promptly following the date of such amendment or waiver.

Corporate Governance. The following documents are available on our website at www.allete.com and print copies are available upon request:

- Corporate Governance Guidelines;

- Audit Committee Charter;

- Executive Compensation Committee Charter; and

- Corporate Governance and Nominating Committee Charter.

Any amendment to these documents will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference herein from the "Compensation Discussion and Analysis," the "Compensation Committee Report," the "Director Compensation" and the "Pay Versus Performance" sections in our 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference herein from the "Ownership of ALLETE Common Stock – Securities Owned by Certain Beneficial Owners" and the "Ownership of ALLETE Common Stock – Securities Owned by Directors and Management" sections in our 2023 Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the shares of ALLETE common stock available for issuance under the Company's equity compensation plans as of December 31, 2022:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (c)
Equity Compensation Plans Approved by Security Holders	132,253	—	1,023,229
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	132,253	—	1,023,229

(a) Includes the following as of December 31, 2022: (i) 60,489 securities representing the target number of performance share awards (including accrued dividends) granted under the executive long-term incentive compensation plan that were unvested; and (ii) 71,764 director deferred stock units (including accrued dividends) under the non-employee director compensation deferral plan. With respect to unvested performance share awards, the actual number of shares to be issued will vary from 0 percent to 200 percent of the target level depending upon the achievement of total shareholder return objectives established for such awards. For additional information about the performance shares, including payout calculations, see our 2023 Proxy Statement.

(b) Earned performance share awards are paid in shares of ALLETE common stock on a one-for-one basis. Accordingly, these awards do not have a weighted-average exercise price.

(c) Excludes the number of securities shown in the first column as to be issued upon exercise of outstanding options, warrants, and rights. The amount shown is comprised of: (i) 664,967 shares available for issuance under the executive long-term incentive compensation plan in the form of options, rights, restricted stock units, performance share awards, and other grants as approved by the Executive Compensation Committee of the Company's Board of Directors; (ii) 294,327 shares available for issuance under the Non-Employee Director Stock Plan as payment for a portion of the annual retainer payable to non-employee Directors; and (iii) 63,935 shares available for issuance under the ALLETE and Affiliated Companies Employee Stock Purchase Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference herein from the "Corporate Governance" section in our 2023 Proxy Statement.

We have adopted a Related Person Transaction Policy which is available on our website at www.allete.com. Print copies are available without charge, upon request. Any amendment to this policy will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Minneapolis, MN, PCAOB ID: 238.

The information required by this Item is incorporated by reference herein from the "Audit Committee Report" section in our 2023 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)	Certain Documents Filed as Part of this Form 10-K.	
(1)	Financial Statements	Page
	ALLETE	
(2)	Financial Statement Schedules	
	All other schedules have been omitted either because the information is not required to be reported by ALLETE or because the information is included in the Consolidated Financial Statements or the notes.	
(3)	Exhibits including those incorporated by reference.	

Exhibit Number		
*3(a)1	—	Articles of Incorporation, amended and restated as of May 8, 2001 (filed as Exhibit 3(b) to the March 31, 2001, Form 10-Q, File No. 1-3548).
*3(a)2	—	Amendment to Articles of Incorporation, dated as of September 20, 2004 (filed as Exhibit 3 to the September 21, 2004, Form 8-K, File No. 1-3548).
*3(a)3	—	Amendment to Articles of Incorporation, dated as of May 12, 2009 (filed as Exhibit 3 to the June 30, 2009, Form 10-Q, File No. 1-3548).
*3(a)4	—	Amendment to Articles of Incorporation, dated as of May 11, 2010 (filed as Exhibit 3(a) to the May 14, 2010, Form 8-K, File No. 1-3548).
*3(a)5	—	Amendment to Certificate of Assumed Name, filed with the Minnesota Secretary of State on May 8, 2001 (filed as Exhibit 3(a) to the March 31, 2001, Form 10-Q, File No. 1-3548).
*3(b)		Bylaws, as amended effective April 13, 2020 (filed as Exhibit 3 to the April 14, 2020, Form 8-K, File No. 1-3548).
*4(a)1	—	Mortgage and Deed of Trust, dated as of September 1, 1945, between Minnesota Power & Light Company (now ALLETE) and The Bank of New York Mellon (formerly Irving Trust Company) and Janet Lee (successor to Eva Waite and Richard H. West), Trustees (filed as Exhibit 7(c), File No. 2-5865).
*4(a)2	—	Supplemental Indentures to ALLETE's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1949	2-7826	7(b)
Second	July 1, 1951	2-9036	7(c)
Third	March 1, 1957	2-13075	2(c)
Fourth	January 1, 1968	2-27794	2(c)
Fifth	April 1, 1971	2-39537	2(c)
Sixth	August 1, 1975	2-54116	2(c)
Seventh	September 1, 1976	2-57014	2(c)
Eighth	September 1, 1977	2-59690	2(c)
Ninth	April 1, 1978	2-60866	2(c)
Tenth	August 1, 1978	2-62852	2(d)2
Eleventh	December 1, 1982	2-56649	4(a)3
Twelfth	April 1, 1987	33-30224	4(a)3
Thirteenth	March 1, 1992	33-47438	4(b)
Fourteenth	June 1, 1992	33-55240	4(b)
Fifteenth	July 1, 1992	33-55240	4(c)
Sixteenth	July 1, 1992	33-55240	4(d)

Seventeenth	February 1, 1993	33-50143	4(b)
Eighteenth	July 1, 1993	33-50143	4(c)
Nineteenth	February 1, 1997	1-3548 (1996 Form 10-K)	4(a)3
Twentieth	November 1, 1997	1-3548 (1997 Form 10-K)	4(a)3
Twenty-first	October 1, 2000	333-54330	4(c)3
Twenty-second	July 1, 2003	1-3548 (June 30, 2003, Form 10-Q)	4
Twenty-third	August 1, 2004	1-3548 (Sept. 30, 2004, Form 10-Q)	4(a)
Twenty-fourth	March 1, 2005	1-3548 (March 31, 2005, Form 10-Q)	4
Twenty-fifth	December 1, 2005	1-3548 (March 31, 2006, Form 10-Q)	4
Twenty-sixth	October 1, 2006	1-3548 (2006 Form 10-K)	4(a)3
Twenty-seventh	February 1, 2008	1-3548 (2007 Form 10-K)	4(a)3
Twenty-eighth	May 1, 2008	1-3548 (June 30, 2008, Form 10-Q)	4
Twenty-ninth	November 1, 2008	1-3548 (2008 Form 10-K)	4(a)3
Thirtieth	January 1, 2009	1-3548 (2008 Form 10-K)	4(a)4
Thirty-first	February 1, 2010	1-3548 (March 31, 2010, Form 10-Q)	4
Thirty-second	August 1, 2010	1-3548 (Sept. 30, 2010, Form 10-Q)	4
Thirty-third	July 1, 2012	1-3548 (July 2, 2012, Form 8-K)	4
Thirty-fourth	April 1, 2013	1-3548 (April 2, 2013, Form 8-K)	4
Thirty-fifth	March 1, 2014	1-3548 (March 31, 2014, Form 10-Q)	4
Thirty-sixth	June 1, 2014	1-3548 (June 30, 2014, Form 10-Q)	4
Thirty-seventh	September 1, 2014	1-3548 (Sept. 30, 2014, Form 10-Q)	4
Thirty-eighth	September 1, 2015	1-3548 (Sept. 30, 2015, Form 10-Q)	4(a)
Thirty-ninth	April 1, 2018	1-3548 (March 31, 2018, Form 10-Q)	4
Fortieth	March 1, 2019	1-3548 (March 31, 2019, Form 10-Q)	4(a)
Forty-first	August 1, 2020	1-3548 (Sept. 30, 2020, Form 10-Q)	4(a)
Forty-second	September 1, 2021	1-3548 (Sept. 30, 2021, Form 10-Q)	4
Forty-third	August 1, 2022	1-3548 (Sept. 30, 2022, Form 10-Q)	4

*4(b)1 — Mortgage and Deed of Trust, dated as of March 1, 1943, between Superior Water, Light and Power Company and Chemical Bank & Trust Company and Howard B. Smith, as Trustees, both succeeded by U.S. Bank National Association, as Trustee (filed as Exhibit 7(c), File No. 2-8668).

*4(b)2 — Supplemental Indentures to Superior Water, Light and Power Company's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1951	2-59690	2(d)(1)
Second	March 1, 1962	2-27794	2(d)1
Third	July 1, 1976	2-57478	2(e)1
Fourth	March 1, 1985	2-78641	4(b)
Fifth	December 1, 1992	1-3548 (1992 Form 10-K)	4(b)1
Sixth	March 24, 1994	1-3548 (1996 Form 10-K)	4(b)1
Seventh	November 1, 1994	1-3548 (1996 Form 10-K)	4(b)2
Eighth	January 1, 1997	1-3548 (1996 Form 10-K)	4(b)3
Ninth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)3
Tenth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)4
Eleventh	December 1, 2008	1-3548 (2008 Form 10-K)	4(c)3
Twelfth	December 2, 2013	1-3548 (2013 Form 10-K)	4(c)3
Thirteenth	May 29, 2018	1-3548 (June 30, 2018, Form 10-Q)	4
Fourteenth	June 14, 2021	1-3548 (June 30, 2021, Form 10-Q)	4(a)
Fifteenth	June 14, 2021	1-3548 (June 30, 2021, Form 10-Q)	4(b)

*4(c) — Note Purchase and Guarantee Agreement dated as of November 5, 2015, among Armenia Mountain Wind LLC, AMW I Holding, LLC and the purchasers named therein (filed as Exhibit 4 to the November 12, 2015, Form 8-K, File No. 1-3548).

*4(d) — Note Purchase Agreement, dated December 8, 2016, between ALLETE and Hartford Investment Management Company, Northwestern Mutual Investment Management Company, The Northwestern Mutual Life Insurance Company and Nationwide Life insurance Company (filed as Exhibit 4 to the December 12, 2016, Form 8-K, File No. 1-3548).

Exhibit Number		
*4(e)	—	Note Purchase Agreement, dated September 10, 2020, between ALLETE and the purchasers named therein (filed as Exhibit 4 to the September 30, 2020, Form 10-Q, File No. 1-3548).
*4(f)	—	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4(h) to the 2019 Form 10-K, File No. 1-3548).
*10(a)	—	Power Purchase and Sale Agreement, dated as of May 29, 1998, between Minnesota Power, Inc. (now ALLETE) and Square Butte Electric Cooperative (filed as Exhibit 10 to the June 30, 1998, Form 10-Q, File No. 1-3548).
*10(b)1	—	Amended and Restated Credit Agreement dated as of January 10, 2019 among ALLETE, as Borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Chase Bank, N.A., as Sole Lead Arranger and Sole Book Runner (filed as Exhibit 10(b)2 to the 2018 Form 10-K, File No. 1-3548).
*10(b)2	—	First Amendment to Credit Agreement dated May 15, 2019, among ALLETE, as Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 4 to the June 30, 2019, Form 10-Q, File No. 1-3548).
*10(b)3	—	Second Amendment to Credit Agreement dated November 23, 2021, among ALLETE, as Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent. (filed as Exhibit 10(b)3 to the 2021 Form 10-K, File No. 1-3548).
*10(c)1	—	Financing Agreement between Collier County Industrial Development Authority and ALLETE dated as of July 1, 2006 (filed as Exhibit 10(b)1 to the June 30, 2006, Form 10-Q, File No. 1-3548).
*10(c)2	—	Amended and Restated Letter of Credit Agreement, dated as of June 3, 2011, among ALLETE, the participating banks and Wells Fargo Bank, National Association, as Administrative Agent and Issuing Bank (filed as Exhibit 10(b) to the June 30, 2011, Form 10-Q, File No. 1-3548).
*10(c)3	—	First Amendment to Amended and Restated Letter of Credit Agreement, dated as of June 1, 2013, between ALLETE and Wells Fargo Bank, National Association, as Issuing Bank, Administrative Agent and Sole Participating Bank (filed as Exhibit 10(b) to the June 30, 2013, Form 10-Q, File No. 1-3548).
*10(d)	—	Agreement dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC (filed as Exhibit 10(g) to the 2009 Form 10-K, File No. 1-3548).
*+10(e)1	—	ALLETE Executive Annual Incentive Plan, as amended and restated, effective January 1, 2011 (filed as Exhibit 10(h)1 to the 2010 Form 10-K, File No. 1-3548).
*+10(e)2	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2018 (filed as Exhibit 10(a)1 to the March 31, 2018, Form 10-Q, File No. 1-3548).
*+10(e)3	—	ALLETE Executive Annual Incentive Plan Form of Award Superior Water, Light and Power Effective 2018 (filed as Exhibit 10(a)2 to the March 31, 2018, Form 10-Q, File No. 1-3548).
*+10(e)4	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2019 (filed as Exhibit 10(e)7 to the 2018 Form 10-K, File No. 1-3548).
*+10(e)5	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2020 (filed as Exhibit 10(e)8 to the 2019 Form 10-K, File No. 1-3548).
*+10(e)6	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2021 (filed as Exhibit 10(e)8 to the 2020 Form 10-K, File No. 1-3548).
*+10(e)7	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2022 (filed as Exhibit 10(e)9 to the 2021 Form 10-K, File No. 1-3548).
+10(e)8	—	ALLETE Executive Annual Incentive Plan Form of Award Effective 2023.
+10(e)9	—	ALLETE Executive Annual Incentive Plan Form of Award ALLETE Clean Energy Effective 2023.
*+10(f)1	—	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I), as amended and restated, effective January 1, 2009 (filed as Exhibit 10(i)4 to the 2008 Form 10-K, File No. 1-3548).
*+10(f)2	—	Amendment to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I), effective January 1, 2011 (filed as Exhibit 10(i)2 to the 2010 Form 10-K, File No. 1-3548).
*+10(f)3	—	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II), as amended and restated, effective January 1, 2019 (filed as Exhibit 10(f)4 to the 2018 Form 10-K, File No. 1-3548).
*+10(f)4	—	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II), as amended and restated, effective January 1, 2021 (filed as Exhibit 10(f)5 to the 2021 Form 10-K, File No. 1-3548).
*+10(g)	—	ALLETE Deferred Compensation Trust Agreement, as amended and restated, effective December 15, 2012 (filed as Exhibit 10(j) to the 2012 Form 10-K, File No. 1-3548).
*+10(h)1	—	ALLETE Executive Long-Term Incentive Compensation Plan effective January 1, 2016 (filed November 6, 2015, as Exhibit 99 to Form S-8, File No. 333-207846).
*+10(h)2	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2017 (filed as Exhibit 10(i)5 to the 2016 Form 10-K, File No. 1-3548).
*+10(h)3	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2017 (filed as Exhibit 10(i)6 to the 2016 Form 10-K, File No. 1-3548).
*+10(h)4	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Cash Award Effective 2018 (filed as Exhibit 10(b) to the March 31, 2018, Form 10-Q, File No. 1-3548).

*+10(h)5	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2018 (filed as Exhibit 10(i)7 to the 2017 Form 10-K, File No. 1-3548).
*+10(h)6	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2018 (filed as Exhibit 10(i)8 to the 2017 Form 10-K, File No. 1-3548).
*+10(h)7	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2019 (filed as Exhibit 10(i)10 to the 2018 Form 10-K, File No. 1-3548).
*+10(h)8	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2019 (filed as Exhibit 10(i)11 to the 2018 Form 10-K, File No. 1-3548).
*+10(h)9	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2020 (filed as Exhibit 10(i)12 to the 2019 Form 10-K, File No. 1-3548).
*+10(h)10	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2020 (filed as Exhibit 10(i)13 to the 2019 Form 10-K, File No. 1-3548).
*+10(h)11	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2021 (filed as Exhibit 10(i)14 to the 2020 Form 10-K, File No. 1-3548).
*+10(h)12	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2021 (filed as Exhibit 10(i)15 to the 2020 Form 10-K, File No. 1-3548).
*+10(h)14	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2022 (filed as Exhibit 10(i)17 to the 2021 Form 10-K, File No. 1-3548).
*+10(h)15	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2022 (filed as Exhibit 10(i)18 to the 2021 Form 10-K, File No. 1-3548).
+10(h)16	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant Effective 2023.
+10(h)17	—	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2023.
*+10(i)1	—	Amended and Restated ALLETE Non-Employee Director Stock Plan, effective May 15, 2013 (filed as Exhibit 10(a) to the June 30, 2013, Form 10-Q, File No. 1-3548).
*+10(i)2	—	ALLETE Non-Employee Director Stock Plan (As Amended and Restated Effective May 10, 2022) (filed as Exhibit 99, File No. 333-265211).
*+10(j)3	—	ALLETE Non-Employee Director Compensation Summary effective January 1, 2020 (filed as Exhibit 10(k)3 to the 2020 Form 10-K, File No. 1-3548).
*+10(j)4		ALLETE Non-Employee Director Compensation Summary effective January 1, 2022 (filed as Exhibit 10(k)4 to the 2021 Form 10-K, File No. 1-3548).
*+10(j)5		Amended and Restated ALLETE Non-Employee Director Stock Plan, effective May 10, 2022 (filed as Exhibit 99 to Form S-8, File No. 333-265211).
+10(j)6		ALLETE Non-Employee Director Compensation Summary effective January 1, 2023
*+10(k)1	—	Minnesota Power (now ALLETE) Non-Employee Director Compensation Deferral Plan Amended and Restated, effective January 1, 1990 (filed as Exhibit 10(ac) to the 2002 Form 10-K, File No. 1-3548).
*+10(k)2	—	Amendment to the Minnesota Power (now ALLETE) Director Compensation Deferral Plan, effective October 1, 2003 (filed as Exhibit 10(aa)2 to the 2003 Form 10-K, File No. 1-3548).
*+10(k)3	—	Amendment to the ALLETE Director Compensation Deferral Plan, effective January 1, 2005 (filed as Exhibit 10(c) to the March 31, 2005, Form 10-Q, File No. 1-3548).
*+10(k)4	—	Amendment to the ALLETE Director Compensation Deferral Plan, effective October 1, 2006 (filed as Exhibit 10(d) to the September 30, 2006, Form 10-Q, File No. 1-3548).
*+10(k)5	—	Amendment to the ALLETE Director Compensation Deferral Plan, effective July 24, 2012 (filed as Exhibit 10(n)5 to the 2012 Form 10-K, File No. 1-3548).
*+10(l)1	—	ALLETE Non-Employee Director Compensation Deferral Plan II, effective May 1, 2009 (filed as Exhibit 10(a) to the June 30, 2009, Form 10-Q, File No. 1-3548).
*+10(l)2	—	ALLETE Non-Employee Director Compensation Deferral Plan II, as amended and restated, effective July 24, 2012 (filed as Exhibit 10(o)2 to the 2012 Form 10-K, File No. 1-3548).
*+10(m)	—	ALLETE Non-Employee Director Compensation Trust Agreement, as amended and restated, effective December 15, 2012 (filed as Exhibit 10(p)2 to the 2012 Form 10-K, File No. 1-3548).
21	—	Subsidiaries of the Registrant.
23	—	Consent of Independent Registered Public Accounting Firm.
31(a)	—	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number		
31(b)	—	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	—	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
95	—	Mine Safety.
99	—	**ALLETE News Release dated February 16, 2023, announcing earnings for the year ended December 31, 2022. (This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**
101.INS	—	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	—	XBRL Schema
101.CAL	—	XBRL Calculation
101.DEF	—	XBRL Definition
101.LAB	—	XBRL Label
101.PRE	—	XBRL Presentation
104	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, other long-term debt instruments are not filed as exhibits because the total amount of debt authorized under each omitted instrument does not exceed 10 percent of our total consolidated assets. We will furnish copies of these instruments to the SEC upon its request.

*   *Incorporated herein by reference as indicated.*

\+   *Management contract or compensatory plan or arrangement pursuant to Item 15(b).*

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLETE, Inc.

Dated: February 16, 2023   By _____
/s/ Bethany M. Owen

Bethany M. Owen

Chair, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bethany M. Owen Bethany M. Owen	Chair, President and Chief Executive Officer (Principal Executive Officer) and Director	February 16, 2023
/s/ Steven W. Morris Steven W. Morris	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 16, 2023

Signature	Title	Date
/s/ George G. Goldfarb George G. Goldfarb	Director	February 16, 2023
/s/ James J. Hoolihan James J. Hoolihan	Director	February 16, 2023
/s/ Madeleine W. Ludlow Madeleine W. Ludlow	Director	February 16, 2023
/s/ Charles R. Matthews Charles R. Matthews	Director	February 16, 2023
/s/ Susan K. Nestegard Susan K. Nestegard	Director	February 16, 2023
/s/ Douglas C. Neve Douglas C. Neve	Director	February 16, 2023
/s/ Barbara A. Nick Barbara A. Nick	Director	February 16, 2023
/s/ Robert P. Powers Robert P. Powers	Director	February 16, 2023
/s/ Charlene A. Thomas Charlene A. Thomas	Director	February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ALLETE, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of ALLETE, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded New Energy from its assessment of internal control over financial reporting as of December 31, 2022, because it was acquired by the Company in a purchase business combination during 2022. We have also excluded New Energy from our audit of internal control over financial reporting. New Energy is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 1% and 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Regulatory Matters

As described in Note 4 to the consolidated financial statements, the Company's regulated utility operations are subject to accounting standards for the effects of certain types of regulation. As of December 31, 2022, there was $467 million of regulatory assets and $550 million of regulatory liabilities recorded. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred. Management assesses quarterly whether regulatory assets and liabilities meet the criteria for probability of future recovery or deferral. As disclosed by management, these standards require the Company to reflect the effect of regulatory decisions in its financial statements. This assessment considers factors such as, but not limited to, changes in the regulatory environment and recent rate orders to other regulated entities under the same jurisdiction. If future recovery or refund of costs becomes no longer probable, the assets and liabilities would be recognized in current period net income or other comprehensive income.

The principal consideration for our determination that performing procedures relating to the Company's accounting for the effects of regulatory matters is a critical audit matter is the significant judgment by management in determining the recoverability of costs; this in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the recoverability of costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's implementation of new regulatory orders, changes to existing regulatory orders, and assessing the recoverability of costs. These procedures also included, among others, evaluating (i) the reasonableness of management's assessment of impacts arising from correspondence with regulators and changes in laws and regulations, (ii) management's judgments related to the recoverability of regulatory assets and the establishment of regulatory liabilities, and (iii) the sufficiency of the disclosures in the consolidated financial statements. Testing the regulatory assets and liabilities involved considering the provisions and formulas outlined in rate orders, other regulatory correspondence, and application of relevant regulatory precedents.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 16, 2023
We have served as the Company's auditor since 1963.

CONSOLIDATED FINANCIAL STATEMENTS

ALLETE Consolidated Balance Sheet

As of December 31	2022	2021
Millions		
Assets		
Current Assets		
Cash and Cash Equivalents	$36.4	$45.1
Accounts Receivable (Less Allowance of $1.6 and $1.8)	137.9	123.7
Inventories – Net	455.9	97.7
Prepayments and Other	87.8	24.8
Total Current Assets	718.0	291.3
Property, Plant and Equipment – Net	5,004.0	5,087.5
Regulatory Assets	441.0	511.8
Equity Investments	322.7	318.0
Goodwill and Intangible Assets – Net	155.6	0.8
Other Non-Current Assets	204.3	212.9
Total Assets	**$6,845.6**	**$6,422.3**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$103.0	$111.0
Accrued Taxes	69.1	65.1
Accrued Interest	20.5	20.1
Long-Term Debt Due Within One Year	272.6	214.2
Other	251.0	133.0
Total Current Liabilities	716.2	543.4
Long-Term Debt	1,648.2	1,763.2
Deferred Income Taxes	158.1	181.8
Regulatory Liabilities	526.1	536.1
Defined Benefit Pension and Other Postretirement Benefit Plans	179.7	179.5
Other Non-Current Liabilities	269.0	280.8
Total Liabilities	3,497.3	3,484.8
Commitments, Guarantees and Contingencies (Note 9)		
Equity		
ALLETE Equity		
Common Stock Without Par Value, 80.0 Shares Authorized, 57.2 and 53.2 Shares Issued and Outstanding	1,781.5	1,536.7
Accumulated Other Comprehensive Loss	(24.4)	(23.8)
Retained Earnings	934.8	891.4
Total ALLETE Equity	2,691.9	2,404.3
Non-Controlling Interest in Subsidiaries	656.4	533.2
Total Equity	3,348.3	2,937.5
Total Liabilities and Equity	**$6,845.6**	**$6,422.3**

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Income

Year Ended December 31	2022	2021	2020
Millions Except Per Share Amounts			
Operating Revenue			
Contracts with Customers – Utility	$1,259.3	$1,227.9	$987.3
Contracts with Customers – Non-utility	303.8	179.9	170.5
Other – Non-utility	7.6	11.4	11.3
Total Operating Revenue	1,570.7	1,419.2	1,169.1
Operating Expenses			
Fuel, Purchased Power and Gas – Utility	545.5	562.4	358.6
Transmission Services – Utility	76.7	75.3	67.0
Cost of Sales – Non-utility	182.8	68.8	66.7
Operating and Maintenance	318.9	259.2	252.0
Depreciation and Amortization	242.2	231.7	217.8
Taxes Other than Income Taxes	70.4	70.5	56.1
Impairment of Property, Plant and Equipment	—	—	12.7
Total Operating Expenses	1,436.5	1,267.9	1,030.9
Operating Income	134.2	151.3	138.2
Other Income (Expense)			
Interest Expense	(75.2)	(69.1)	(65.6)
Equity Earnings	18.7	20.0	22.1
Other	22.4	8.7	14.7
Total Other Expense	(34.1)	(40.4)	(28.8)
Income Before Non-Controlling Interest and Income Taxes	100.1	110.9	109.4
Income Tax Benefit	(31.2)	(26.9)	(43.4)
Net Income	131.3	137.8	152.8
Net Loss Attributable to Non-Controlling Interest	(58.0)	(31.4)	(12.6)
Net Income Attributable to ALLETE	$189.3	$169.2	$165.4
Average Shares of Common Stock			
Basic	55.9	52.4	51.9
Diluted	56.0	52.5	51.9
Basic Earnings Per Share of Common Stock	$3.38	$3.23	$3.18
Diluted Earnings Per Share of Common Stock	$3.38	$3.23	$3.18

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Comprehensive Income

Year Ended December 31	2022	2021	2020
Millions			
Net Income	$131.3	$137.8	$152.8
Other Comprehensive Income (Loss)			
Unrealized Gain (Loss) on Securities			
Net of Income Tax (Benefit) Expense of $(0.2), $(0.1) and $0.1	(0.4)	(0.1)	0.1
Defined Benefit Pension and Other Postretirement Benefit Plans			
Net of Income Tax (Benefit) Expense of $(0.1), $3.0 and $(3.1)	(0.2)	7.4	(7.6)
Total Other Comprehensive Income (Loss)	(0.6)	7.3	(7.5)
Total Comprehensive Income	130.7	145.1	145.3
Net Loss Attributable to Non-Controlling Interest	(58.0)	(31.4)	(12.6)
Total Comprehensive Income Attributable to ALLETE	$188.7	$176.5	$157.9

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Cash Flows

Year Ended December 31	2022	2021	2020
Millions			
Operating Activities			
Net Income	$131.3	$137.8	$152.8
Adjustments to Reconcile Net Income to Cash provided by Operating Activities:			
AFUDC – Equity	(2.7)	(2.6)	(1.9)
Income from Equity Investments – Net of Dividends	2.4	2.2	(3.2)
(Gain) / Loss on Investments and Property, Plant and Equipment	1.2	(0.8)	(1.3)
Loss on Impairment of Assets	—	—	12.7
Depreciation Expense	242.0	231.6	217.7
Amortization of PSAs	(7.6)	(11.4)	(11.3)
Amortization of Other Intangible Assets and Other Assets	8.3	9.9	10.4
Deferred Income Tax Benefit	(38.5)	(26.9)	(43.4)
Share-Based and ESOP Compensation Expense	4.9	5.9	6.1
Defined Benefit Pension and Other Postretirement Benefit Expense	(3.0)	4.3	0.1
Bad Debt Expense	1.9	1.2	2.7
Payments for Tax Reform Refund	—	—	(0.2)
Fuel Adjustment Clause	15.1	(56.4)	5.0
Provision for Interim Rate Refund	18.4	—	—
Changes in Operating Assets and Liabilities			
Accounts Receivable	(14.0)	(13.0)	(18.2)
Inventories	(256.1)	(23.5)	(1.4)
Prepayments and Other	(21.5)	(0.5)	0.9
Accounts Payable	(1.3)	15.0	11.8
Other Current Liabilities	116.2	28.0	11.7
Cash Contributions to Defined Benefit Pension Plans	—	(10.3)	(10.7)
Changes in Regulatory and Other Non-Current Assets	24.1	(12.0)	(31.0)
Changes in Regulatory and Other Non-Current Liabilities	0.2	(15.0)	(9.5)
Cash provided by Operating Activities	221.3	263.5	299.8
Investing Activities			
Proceeds from Sale of Available-for-sale Securities	2.2	6.4	12.8
Payments for Purchase of Available-for-sale Securities	(2.4)	(3.6)	(8.7)
Acquisitions of Subsidiaries – Net of Cash and Restricted Cash Acquired	(155.0)	—	—
Payments for Equity Investments	(5.9)	(17.6)	(99.1)
Additions to Property, Plant and Equipment	(220.5)	(479.5)	(724.7)
Other Investing Activities	(2.4)	9.1	6.9
Cash used in Investing Activities	(384.0)	(485.2)	(812.8)
Financing Activities			
Proceeds from Issuance of Common Stock	248.0	69.9	18.1
Equity Issuance Costs	(8.1)	—	—
Proceeds from Issuance of Short-Term and Long-Term Debt	785.4	733.0	672.4
Repayments of Short-Term and Long-Term Debt	(877.0)	(552.9)	(488.6)
Proceeds from Non-Controlling Interest in Subsidiaries – Net of Issuance Costs	155.7	90.9	414.5
Dividends on Common Stock	(145.9)	(131.9)	(128.2)
Other Financing Activities	(2.9)	(4.8)	(2.5)
Cash provided by Financing Activities	155.2	204.2	485.7
Change in Cash, Cash Equivalents and Restricted Cash	(7.5)	(17.5)	(27.3)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	47.7	65.2	92.5
Cash, Cash Equivalents and Restricted Cash at End of Period	$40.2	$47.7	$65.2

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Equity

Millions Except Per Share Amounts	2022	2021	2020
Common Stock			
Balance, Beginning of Period	$1,536.7	$1,460.9	$1,436.7
Common Stock Issued	244.8	75.8	24.2
Balance, End of Period	1,781.5	1,536.7	1,460.9
Accumulated Other Comprehensive Loss			
Balance, Beginning of Period	(23.8)	(31.1)	(23.6)
Other Comprehensive Income – Net of Income Taxes			
Unrealized Gain (Loss) on Debt Securities	(0.4)	(0.1)	0.1
Defined Benefit Pension and Other Postretirement Plans	(0.2)	7.4	(7.6)
Balance, End of Period	(24.4)	(23.8)	(31.1)
Retained Earnings			
Balance, Beginning of Period	891.4	856.0	818.8
Net Income Attributable to ALLETE	189.3	169.2	165.4
Common Stock Dividends	(145.9)	(131.9)	(128.2)
Adjustment of Redeemable Non-Controlling Interest	—	(1.9)	—
Balance, End of Period	934.8	891.4	856.0
Non-Controlling Interest in Subsidiaries			
Balance, Beginning of Period	533.2	505.6	103.7
Proceeds from Non-Controlling Interest in Subsidiaries – Net of Issuance Costs	182.9	90.9	414.5
Net Loss Attributable to Non-Controlling Interest	(58.0)	(31.4)	(12.6)
Reclassification of Redeemable Non-Controlling Interest to Current Liabilities	—	(28.8)	—
Distributions to Non-Controlling Interest	(1.7)	(3.1)	—
Balance, End of Period	656.4	533.2	505.6
Total Equity	$3,348.3	$2,937.5	$2,791.4
Dividends Per Share of Common Stock	$2.60	$2.52	$2.47

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation. References in this report to "we," "us," and "our" are to ALLETE and its subsidiaries, collectively. We prepare our financial statements in conformity with GAAP. These principles require management to make informed judgments, best estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates. The presentation of certain prior period amounts on the Consolidated Financial Statements have been adjusted for comparative purposes.

Subsequent Events. The Company performed an evaluation of subsequent events for potential recognition and disclosure through the time of the financial statements issuance.

Principles of Consolidation. Our Consolidated Financial Statements include the accounts of ALLETE, all of our majority-owned subsidiary companies and variable interest entities of which ALLETE is the primary beneficiary. All material intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities. The accounting guidance for "Variable Interest Entities" (VIE) is a consolidation model that considers if a company has a variable interest in a VIE. A VIE is a legal entity that possesses any of the following conditions: the entity's equity at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, equity owners are unable to direct the activities that most significantly impact the legal entity's economic performance (or they possess disproportionate voting rights in relation to the economic interest in the legal entity), or the equity owners lack the obligation to absorb the legal entity's expected losses or the right to receive the legal entity's expected residual returns. Entities are required to consolidate a VIE when it is determined that they have a controlling financial interest in a VIE and therefore are the primary beneficiary of that VIE, as defined by the accounting guidance for "Variable Interest Entities." In determining whether ALLETE is the primary beneficiary of a VIE, management considers whether ALLETE has the power to direct the most significant activities of the VIE and is obligated to absorb losses or receive the expected residual returns that are significant to the VIE. The accounting guidance for VIEs applies to certain ALLETE Clean Energy wind energy facilities and our investment in Nobles 2. (See *Tax Equity Financing*.)

Business Segments. We present two reportable segments: Regulated Operations and ALLETE Clean Energy. Our segments were determined in accordance with the guidance on segment reporting. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment.

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 150,000 retail customers. Minnesota Power also has 14 non-affiliated municipal customers in Minnesota. SWL&P is a Wisconsin utility and a wholesale customer of Minnesota Power. SWL&P provides regulated utility electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 13,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities.

ALLETE Clean Energy focuses on developing, acquiring, and operating clean and renewable energy projects. ALLETE Clean Energy currently owns and operates, in seven states, more than 1,200 MW of nameplate capacity wind energy generation with a majority contracted under PSAs of various durations. In addition, ALLETE Clean Energy also engages in the development of wind energy facilities to operate under long-term PSAs or for sale to others upon completion. ALLETE Clean Energy currently has approximately 100 MW of wind energy facilities under contract to be sold to others.

Corporate and Other is comprised of New Energy, our investment in Nobles 2, South Shore Energy, BNI Energy, ALLETE Properties, other business development and corporate expenditures, unallocated interest expense, a small amount of non-rate base generation, land holdings in Minnesota, and earnings on cash and investments.

New Energy is a renewable energy development company with a primary focus on solar and storage facilities while also offering comprehensive operations, maintenance and asset management services.

Our investment in Nobles 2 represents a 49 percent equity interest in Nobles 2, the entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota pursuant to a 20-year PPA with Minnesota Power.

South Shore Energy, ALLETE's non-rate regulated, Wisconsin subsidiary, is developing NTEC, an approximately 600 MW proposed combined-cycle natural gas-fired generating facility to be built in Superior, Wisconsin, which will be jointly owned by Dairyland Power Cooperative, Basin and South Shore Energy. Minnesota Power is expected to purchase approximately 20 percent of the facility's output starting in 2027 pursuant to a capacity dedication agreement. Construction of NTEC is subject to obtaining additional permits from local, state and federal authorities. The total project cost is estimated to be approximately $700 million, of which South Shore Energy's portion is expected to be approximately $150 million. South Shore Energy's portion of NTEC project costs incurred through December 31, 2022, is approximately $7 million.

BNI Energy mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte. In 2022, Square Butte supplied 50 percent (227.5 MW) of its output to Minnesota Power under long-term contracts. (See Note 9. Commitments, Guarantees and Contingencies.)

ALLETE Properties represents our legacy Florida real estate investment. Our strategy incorporates the possibility of a bulk sale of the entire ALLETE Properties portfolio. Proceeds from a bulk sale would be strategically deployed to support growth at our Regulated Operations and ALLETE Clean Energy. ALLETE Properties continues to pursue sales of individual parcels over time and will continue to maintain key entitlements and infrastructure.

Cash, Cash Equivalents and Restricted Cash. We consider all investments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2022, and 2021, restricted cash amounts included in Prepayments and Other on the Consolidated Balance Sheet include collateral deposits required under an ALLETE Clean Energy loan agreement. The restricted cash amounts included in Other Non-Current Assets represent collateral deposits required under an ALLETE Clean Energy loan agreement and PSAs. The December 31, 2020 amount also includes deposits required under tax equity financing agreements. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheet that aggregate to the amounts presented in the Consolidated Statement of Cash Flows.

Cash, Cash Equivalents and Restricted Cash

As of December 31	2022	2021	2020
Millions			
Cash and Cash Equivalents	$36.4	$45.1	$44.3
Restricted Cash included in Prepayments and Other	1.5	0.3	0.8
Restricted Cash included in Other Non-Current Assets	2.3	2.3	20.1
Cash, Cash Equivalents and Restricted Cash on the Consolidated Statement of Cash Flows	$40.2	$47.7	$65.2

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Supplemental Statement of Cash Flow Information.

Consolidated Statement of Cash Flows

Year Ended December 31	2022	2021	2020
Millions			
Cash Paid During the Period for Interest – Net of Amounts Capitalized	$72.8	$66.8	$62.0
Cash Paid (Received) for Income Taxes	$6.0	—	$(2.0)
Noncash Investing and Financing Activities			
Increase (Decrease) in Accounts Payable for Capital Additions to Property, Plant and Equipment	$(9.6)	$(14.0)	$(67.0)
Reclassification of Property, Plant and Equipment to Inventory *(a)*	$99.7	—	—
Reclassification of Redeemable Non-Controlling Interest to Current Liabilities *(b)*	—	$30.6	—
Capitalized Asset Retirement Costs	$11.8	$16.9	$4.1
AFUDC–Equity	$2.7	$2.6	$1.9

(a) *The decommissioning of the existing Northern Wind assets resulted in a reclassification from Property, Plant and Equipment – Net to Inventories – Net in the second quarter of 2022 as they were repowered and subsequently sold to a subsidiary of Xcel Energy Inc. In the third quarter of 2022, safe harbor equipment was transferred to the project entity resulting in an additional reclassification from Property, Plant and Equipment – Net to Inventories – Net.*

(b) *Amount reclassified to Current Liabilities resulting from the exercise of an option to buy out a non-controlling interest.*

Accounts Receivable. Accounts receivable are reported on the Consolidated Balance Sheet net of an allowance for doubtful accounts. The allowance is based on our evaluation of the receivable portfolio under current conditions, overall portfolio quality, review of specific situations and such other factors that, in our judgment, deserve recognition in estimating losses.

Accounts Receivable

As of December 31	2022	2021
Millions		
Trade Accounts Receivable		
Billed	$107.1	$100.6
Unbilled	29.2	24.7
Less: Allowance for Doubtful Accounts	1.6	1.8
Total Trade Accounts Receivable	134.7	123.5
Income Taxes Receivable	3.2	0.2
Total Accounts Receivable	$137.9	$123.7

Concentration of Credit Risk. We are subject to concentration of credit risk primarily as a result of accounts receivable. Minnesota Power sells electricity to seven Large Power Customers. Receivables from these customers totaled $11.3 million as of December 31, 2022 ($7.8 million as of December 31, 2021). Minnesota Power does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. In addition, Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates, which allows us to closely manage collection of amounts due. Minnesota Power's taconite customers, which are currently owned by two entities at the end of 2022, accounted for approximately 32 percent of Regulated Operations operating revenue and approximately 26 percent of consolidated operating revenue in 2022 (32 percent of Regulated Operations operating revenue and 28 percent of consolidated operating revenue in 2021 and 29 percent of Regulated Operations operating revenue and 25 percent of consolidated operating revenue in 2020).

Long-Term Finance Receivables. Long-term finance receivables relating to our real estate operations are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts. We assess delinquent finance receivables by comparing the balance of such receivables to the estimated fair value of the collateralized property. If the fair value of the property is less than the finance receivable, we record a reserve for the difference. We estimate fair value based on recent property tax assessed values or current appraisals.

Available-for-Sale Securities. Available-for-sale debt and equity securities are recorded at fair value. Unrealized gains and losses on available-for-sale debt securities are included in accumulated other comprehensive income (loss), net of tax. Unrealized gains and losses on available-for-sale equity securities are recognized in earnings. We use the specific identification method as the basis for determining the cost of securities sold.

Inventories – Net. Inventories are stated at the lower of cost or net realizable value. Inventories in our Regulated Operations segment are carried at an average cost or first-in, first-out basis. Inventories in our ALLETE Clean Energy segment and Corporate and Other businesses are carried at an average cost, first-in, first-out or specific identification basis.

Inventories – Net

As of December 31	2022	2021
Millions		
Fuel *(a)*	$33.4	$18.7
Materials and Supplies	75.1	56.1
Construction of Wind Energy Facilities *(b)*	347.4	22.9
Total Inventories – Net	$455.9	$97.7

(a) *Fuel consists primarily of coal inventory at Minnesota Power.*
(b)   *Project costs related to ALLETE Clean Energy's Northern Wind project sold in January 2023 and Red Barn wind project which is expected to be sold in the first half 2023. (See Other Current Liabilities.)*

Property, Plant and Equipment. Property, plant and equipment are recorded at original cost and are reported on the Consolidated Balance Sheet net of accumulated depreciation. Expenditures for additions, significant replacements, improvements and major plant overhauls are capitalized; maintenance and repair costs are expensed as incurred. Gains or losses on property, plant and equipment for Corporate and Other operations are recognized when they are retired or otherwise disposed. When property, plant and equipment in our Regulated Operations and ALLETE Clean Energy segments are retired or otherwise disposed, no gain or loss is recognized in accordance with the accounting standards for component depreciation except for certain circumstances where the retirement is unforeseen or unexpected. Our Regulated Operations capitalize AFUDC, which includes both an interest and equity component. AFUDC represents the cost of both debt and equity funds used to finance utility plant additions during construction periods. AFUDC amounts capitalized are included in rate base and are recovered from customers as the related property is depreciated. Upon MPUC approval of cost recovery, the recognition of AFUDC ceases. (See Note 2. Property, Plant and Equipment.)

We believe that long-standing ratemaking practices approved by applicable state and federal regulatory commissions allow for the recovery of the remaining book value of retired plant assets. The MPUC order for Minnesota Power's 2015 IRP directed Minnesota Power to retire Boswell Units 1 and 2, which occurred in the fourth quarter of 2018. As part of the 2016 general retail rate case, the MPUC allowed recovery of the remaining book value of Boswell Units 1 and 2 through 2022. Minnesota Power's latest IRP, which was approved by the MPUC in an order dated January 9, 2023, includes ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Boswell Unit 3 and Unit 4 have a net book value of approximately $235 million and $435 million, respectively, as of December 31, 2022. (See Note 4. Regulatory Matters.) Minnesota Power's latest IRP also includes the retirement of Taconite Harbor. As of December 31, 2022, Taconite Harbor had a net book value of approximately $25 million. We do not expect to record any impairment charge as a result of these operating changes at Taconite Harbor and Boswell. In addition, we expect to be able to continue depreciating these assets for at least their established remaining useful lives; however, we are unable to predict the impact of regulatory outcomes resulting in changes to their established remaining useful lives.

Impairment of Long-Lived Assets. We review our long-lived assets for indicators of impairment in accordance with the accounting standards for property, plant and equipment on a quarterly basis. This includes our property, plant and equipment (see *Property, Plant and Equipment*) and land inventory. Land inventory is accounted for as held for use and is recorded at cost, unless the carrying value is determined not to be recoverable in accordance with the accounting standards for property, plant and equipment, in which case the land inventory is written down to estimated fair value.

In accordance with the accounting standards for property, plant and equipment, if indicators of impairment exist, we test our long-lived assets for recoverability by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. Cash flows are assessed at the lowest level of identifiable cash flows. The undiscounted future net cash flows are impacted by trends and factors known to us at the time they are calculated and our expectations related to: management's best estimate of future use; sales prices; holding period and timing of sales; method of disposition; and future expenditures necessary to maintain the operations.

We continue to monitor changes in the broader energy markets along with wind resource expectations that could indicate impairment at ALLETE Clean Energy wind energy facilities upon contract expirations. A decline in energy prices or lower wind resource expectations could result in a future impairment.

In 2022 and 2021 there were triggering events that indicated an impairment for our property, plant, and equipment at certain ALLETE Clean Energy wind energy facilities with expiring PSAs for which a recoverability test was performed indicating that the undiscounted cash flows adequately supported the property, plant and equipment book values. As a result, no impairment was recorded in 2022 and 2021. In 2020, there were indicators of impairment for ALLETE Clean Energy's Northern Wind project. See *Immaterial Revision to Prior Period*.

Immaterial Revision to Prior Period. We have identified an immaterial prior period error with respect to the recognition of a non-cash impairment expense for our Northern Wind operating assets in the fourth quarter of 2020 prior to the execution of the purchase and sales agreement for a repower and sale of the wind energy facility. Specifically, the remaining net book value of the property, plant and equipment used in the recoverability test was calculated incorrectly. If the net book value would have been calculated correctly in the recoverability test, an $8.8 million after-tax impairment expense would have been recognized in the fourth quarter of 2020. We evaluated the effects of this error on our previously-issued consolidated financial statements in accordance with the guidance in Accounting Standards Codification Topic (ASC) 250, Accounting Changes and Error Corrections, ASC 250-10-S99-1, Assessing Materiality, and ASC 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that no prior period is materially misstated. Accordingly, we have revised our consolidated financial statements for the impacted prior periods herein.

A summary of the effect of the revision on the Consolidated Statements of Income and Consolidated Statement of Comprehensive Income for the year ended December 31, 2020 is as follows:

Revision Impacts for the Year Ended December 31, 2020	As Reported	Adjustment	As Revised
Millions Except Per Share Amounts			
Impairment of Property, Plant and Equipment	—	$12.7	$12.7
Income Tax Benefit	$(39.5)	(3.9)	(43.4)
Net Income Attributable to ALLETE	$174.2	$(8.8)	$165.4
Comprehensive Income Attributable to ALLETE	$166.7	$(8.8)	$157.9
Diluted Earnings Per Share	$3.35	$(0.17)	$3.18

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

A summary of the effect of the revision on the Consolidated Balance Sheet as of December 31, 2021 is as follows:

Revision Impacts for the Year Ended December 31, 2021	As Reported	Adjustment	As Revised
Millions			
Property, Plant and Equipment - Net	$5,100.2	$(12.7)	$5,087.5
Total Assets	$6,435.0	$(12.7)	$6,422.3
Deferred Income Taxes	$185.7	$(3.9)	$181.8
Total Liabilities	$3,488.7	$(3.9)	$3,484.8
Retained Earnings	$900.2	$(8.8)	$891.4
Total Equity	$2,946.3	$(8.8)	$2,937.5

Derivatives. ALLETE is exposed to certain risks relating to its business operations that can be managed through the use of derivative instruments. ALLETE may enter into derivative instruments to manage those risks including interest rate risk related to certain variable-rate borrowings and commodity price risk related to sales to retail and municipal customers as well as other power suppliers. We have determined that either these agreements are not derivatives, or, if they are derivatives, the agreements qualify for the normal purchases and normal sales exception to derivative accounting guidance; therefore, derivative accounting is not required.

Accounting for Stock-Based Compensation. We apply the fair value recognition guidance for share-based payments. Under this guidance, we recognize stock-based compensation expense for all share-based payments granted, net of an estimated forfeiture rate. (See Note 13. Employee Stock and Incentive Plans.)

Goodwill. Goodwill is the excess of the purchase price (consideration transferred) over the estimated fair value of net assets of acquired businesses. In accordance with GAAP, goodwill is not amortized. Goodwill is assessed annually in the fourth quarter for impairment and whenever an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at the reporting unit level.

As of the date of our annual goodwill impairment testing in 2022, the Company elected to bypass the qualitative assessment of goodwill for impairment, proceeding directly to the two-step impairment test for the New Energy reporting unit. In performing Step 1 of the impairment test, we compared the fair value of the reporting unit to its carrying value including goodwill. If the carrying value including goodwill were to exceed the fair value of a reporting unit, Step 2 of the impairment test would be performed. Step 2 of the impairment test requires the carrying value of goodwill to be reduced to its fair value, if lower, as of the test date.

For Step 1 of the impairment test, we estimated the reporting unit's fair value using standard valuation techniques, including techniques which use estimates of projected future results and cash flows to be generated by the reporting unit. Such techniques generally include a terminal value that utilizes a growth rate on debt-free cash flows. These cash flow valuations involve a number of estimates that require broad assumptions and significant judgment by management regarding future performance. Our annual impairment test in 2022 indicated that the estimated fair value of New Energy exceeded its carrying value, and therefore no impairment existed. The fair value of the reporting unit was determined using a discounted cash flow model, using significant assumptions which included a discount rate of 14 percent, cash flow forecasts through 2027, industry average gross margins, and a terminal growth rate of 3.5 percent.

Other Non-Current Assets

As of December 31	2022	2021
Millions		
Contract Assets *(a)*	$21.0	$23.3
Operating Lease Right-of-use Assets	12.7	16.4
ALLETE Properties	19.1	19.4
Restricted Cash	2.3	2.3
Other Postretirement Benefit Plans	58.8	64.8
Other	90.4	86.7
Total Other Non-Current Assets	$204.3	$212.9

(a) Contract Assets include payments made to customers as an incentive to execute or extend service agreements. The contract payments are being amortized over the term of the respective agreements as a reduction to revenue.

Other Current Liabilities

As of December 31	2022	2021
Millions		
Customer Deposits *(a)*	$150.7	$27.2
PSAs	6.1	12.6
Provision for Interim Rate Refund	18.4	—
Manufactured Gas Plant *(b)*	14.7	12.8
Fuel Adjustment Clause	—	5.0
Operating Lease Liabilities	3.2	4.8
Redeemable Non-Controlling Interest *(c)*	—	30.6
Other	57.9	40.0
Total Other Current Liabilities	$251.0	$133.0

(a) Primarily related to deposits received by ALLETE Clean Energy for the Northern Wind project sold in January 2023 and the Red Barn wind project which is expected to be sold in the first half of 2023. (See Inventories – Net.)
(b) The manufactured gas plant represents the current liability for remediation of a former manufactured gas plant site located in Superior, Wisconsin, and formerly operated by SWL&P. (See Note 9. Commitments, Guarantees and Contingencies.)
(c) Amount reclassified from Non-Controlling Interest in Subsidiaries resulting from the exercise of an option to buy out a non-controlling interest, which was paid in the first quarter of 2022.

Other Non-Current Liabilities

As of December 31	2022	2021
Millions		
Asset Retirement Obligation *(a)*	$200.4	$184.5
PSAs	26.9	39.5
Operating Lease Liabilities	9.3	11.6
Other	32.4	45.2
Total Other Non-Current Liabilities	$269.0	$280.8

(a) The asset retirement obligation is primarily related to our Regulated Operations and is funded through customer rates over the life of the related assets. Additionally, BNI Energy funds its obligation through its cost-plus coal supply agreements for which BNI Energy has recorded a receivable of $32.4 million in Other Non-Current Assets on the Consolidated Balance Sheet as of December 31, 2022 ($28.5 million as of December 31, 2021).

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases. We determine if a contract is, or contains, a lease at inception and recognize a right-of-use asset and lease liability for all leases with a term greater than 12 months. Our right-of-use assets and lease liabilities for operating leases are included in Other Non-Current Assets, Other Current Liabilities and Other Non-Current Liabilities, respectively, in our Consolidated Balance Sheet. We currently do not have any finance leases.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and lease liabilities are recognized at the commencement date based on the estimated present value of lease payments over the lease term. As our leases do not provide an explicit rate, we determine the present value of future lease payments based on our estimated incremental borrowing rate using information available at the lease commencement date. The operating lease right-of-use asset includes lease payments to be made during the lease term and any lease incentives, as applicable.

Our leases may include options to extend or buy out the lease at certain points throughout the term, and if it is reasonably certain at lease commencement that we will exercise that option, we include those rental payments in our calculation of the right-of-use asset and lease liability. Lease and rent expense is recognized on a straight-line basis over the lease term. Leases with a term of 12 months or less are not recognized on the Consolidated Balance Sheet.

The majority of our operating leases are for heavy equipment, vehicles and land with fixed monthly payments which we group into two categories: Vehicles and Equipment; and Land and Other. Our largest operating lease is for the dragline at BNI Energy which includes a termination payment at the end of the lease term if we do not exercise our purchase option. The amount of this payment is $3 million and is included in our calculation of the right-of-use asset and lease liability recorded. None of our other leases contain residual value guarantees.

Additional information on the components of lease cost and presentation of cash flows were as follows:

As December 31	2022	2021
Millions		
Operating Lease Cost	$6.3	$6.7
Other Information:		
Operating Cash Flows From Operating Leases	$6.3	$6.7

Additional information related to leases was as follows:

As of December 31	2022	2021
Millions		
Balance Sheet Information Related to Leases:		
Other Non-Current Assets	$12.7	$16.4
Total Operating Lease Right-of-use Assets	$12.7	$16.4
Other Current Liabilities	$3.2	$4.8
Other Non-Current Liabilities	9.3	11.6
Total Operating Lease Liabilities	$12.5	$16.4
Weighted Average Remaining Lease Term (Years):		
Operating Leases - Vehicles and Equipment	4	3
Operating Leases - Land and Other	16	27
Weighted Average Discount Rate:		
Operating Leases - Vehicles and Equipment	3.9 %	3.8 %
Operating Leases - Land and Other	3.9 %	4.5 %

Maturities of lease liabilities were as follows:

Millions	December 31, 2022
2023	$3.4
2024	3.1
2025	2.9
2026	2.9
2027	3.8
Thereafter	1.2
Total Lease Payments Due	17.3
Less: Imputed Interest	4.8
Total Lease Obligations	12.5
Less: Current Lease Obligations	3.2
Total Long-term Lease Obligations	$9.3

Environmental Liabilities. We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. Accruals are adjusted as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the Consolidated Balance Sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are expensed unless recoverable in rates from customers. (See Note 9. Commitments, Guarantees and Contingencies.)

Revenue.

Contracts with Customers – Utility includes sales from our regulated operations for generation, transmission and distribution of electric service, and distribution of water and gas services to our customers. Also included is an immaterial amount of regulated steam generation that is used by customers in the production of paper and pulp.

Contracts with Customers – Non-utility includes sales of goods and services to customers from ALLETE Clean Energy and our Corporate and Other businesses.

Other – Non-utility is the non-cash adjustments to revenue recognized by ALLETE Clean Energy for the amortization of differences between contract prices and estimated market prices for PSAs that were assumed during the acquisition of various wind energy facilities.

Revenue Recognition. Revenue is recognized upon transfer of control of promised goods or services to our customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Revenue is recognized net of allowance for returns and any taxes collected from customers, which are subsequently remitted to the appropriate governmental authorities. We account for shipping and handling activities that occur after the customer obtains control of goods as a cost rather than an additional performance obligation thereby recognizing revenue at time of shipment and accruing shipping and handling costs when control transfers to our customers. We have a right to consideration from our customers in an amount that corresponds directly with the value to the customer for our performance completed to date; therefore, we may recognize revenue in the amount to which we have a right to invoice.

Nature of Revenue Streams

Utility

Residential and Commercial includes sales for electric, gas or water service to customers, who have implied contracts with the utility, under rates governed by the MPUC, PSCW or FERC. Customers are billed on a monthly cycle basis and revenue is recognized for electric, gas or water service delivered during the billing period. Revenue is accrued for service provided but not yet billed at period end. Performance obligations with these customers are satisfied at time of delivery to customer meters and simultaneously consumed.

Municipal includes sales to 14 non-affiliated municipal customers in Minnesota under long-term wholesale electric contracts. One of these wholesale electric contracts include a termination clause requiring a three-year notice to terminate. These contracts have termination dates ranging through 2037, with a majority of contracts expiring in 2029. Performance obligations with these customers are satisfied at the time energy is delivered to an agreed upon municipal substation or meter.

Industrial includes sales recognized from contracts with customers in the taconite mining, paper, pulp and secondary wood products, pipeline and other industries. Industrial sales accounted for approximately 52 percent of total regulated utility kWh sales for the year ended December 31, 2022. Within industrial revenue, Minnesota Power had seven Large Power Customer contracts, each serving requirements of 10 MW or more of customer load as of December 31, 2022. These contracts automatically renew past the contract term unless a four-year written notice is given. Large Power Customer contracts have earliest termination dates ranging from 2026 through 2029. We satisfy our performance obligations for these customers at the time energy is delivered to an agreed upon customer substation. Revenue is accrued for energy provided but not yet billed at period end. Based on current contracts with industrial customers, we expect to recognize minimum revenue for the fixed contract components of approximately $55 million per annum through 2026, $15 million in 2027, and $25 million in total thereafter, which reflects the termination notice period in these contracts. When determining minimum revenue, we assume that customer contracts will continue under the contract renewal provision; however, if long-term contracts are renegotiated and subsequently approved by the MPUC or there are changes within our industrial customer class, these amounts may be impacted. Contracts with customers that contain variable pricing or quantity components are excluded from the expected minimum revenue amounts.

Other Power Suppliers includes the sale of energy under a long-term PSA with one customer as well as MISO market and liquidation sales. The expiration date of this PSA is 2028. Performance obligations with these customers are satisfied at the time energy is delivered to an agreed upon delivery point defined in the contract (generally the MISO pricing node). The current contract with one customer contains variable pricing components that prevent us from estimating future minimum revenue.

Other Revenue includes all remaining individually immaterial revenue streams for Minnesota Power and SWL&P, and is comprised of steam sales to paper and pulp mills, wheeling revenue and other sources. Revenue for steam sales to customers is recognized at the time steam is delivered and simultaneously consumed. Revenue is recognized at the time each performance obligation is satisfied.

CIP Financial Incentive reflects certain revenue that is a result of the achievement of certain objectives for our CIP financial incentives. This revenue is accounted for in accordance with the accounting standards for alternative revenue programs which allow for the recognition of revenue under an alternative revenue program if the program is established by an order from the utility's regulatory commission, the order allows for automatic adjustment of future rates, the amount of revenue recognized is objectively determinable and probable of recovery, and the revenue will be collected within 24 months following the end of the annual period in which it is recognized. CIP financial incentives are recognized in the period in which the MPUC approves the filing, which is typically mid-year.

Non-utility

ALLETE Clean Energy

Long-term PSA revenue includes all sales recognized under long-term contracts for production, curtailment, capacity and associated renewable energy credits from ALLETE Clean Energy wind energy facilities. Expiration dates of these PSAs range from 2024 through 2039. Performance obligations for these contracts are satisfied at the time energy is delivered to an agreed upon point, or production is curtailed at the request of the customer, at specified prices. Revenue from the sale of renewable energy credits is recognized at the same time the related energy is delivered to the customer when sold to the same party.

Sale of Wind Energy Facility includes revenue recognized for the design, development, construction, and sale of a wind energy facility to a customer. Performance obligations for these types of agreements are satisfied at the time the completed project is transferred to the customer at the commercial operation date. Revenue from the sale of a wind energy facility is recognized at the time of asset transfer.

Other is the non-cash adjustments to revenue recognized by ALLETE Clean Energy for the amortization of differences between contract prices and estimated market prices on assumed PSAs. As part of wind energy facility acquisitions, ALLETE Clean Energy assumed various PSAs that were above or below estimated market prices at the time of acquisition; the resulting differences between contract prices and estimated market prices are amortized to revenue over the remaining PSA term.

Corporate and Other

Long-term Contract encompasses the sale and delivery of coal to customer generation facilities. Revenue is recognized on a monthly basis at the cost of production plus a specified profit per ton of coal delivered to the customer. Coal sales are secured under long-term coal supply agreements extending through 2037. Performance obligations are satisfied during the period as coal is delivered to customer generation facilities.

Sale of Renewable Development Projects includes revenue recognized from development only and development plus construction type projects that are sold to a customer. For development only projects, revenue is recognized at point in time when all required development responsibilities have been completed and ownership has transferred to the customer. For development plus construction, the transaction price is allocated to two performance obligations based upon the standalone selling price of each obligation. Revenue is recognized on the development performance obligation upon satisfying all required development activities and ownership transferring to the customer. Revenue for the construction performance obligation is recognized over time based on construction costs incurred, beginning at notice to proceed through the commercial operation date.

Other primarily includes revenue from BNI Energy unrelated to coal, revenue from New Energy for asset management services and non-development activities, the sale of real estate from ALLETE Properties, and non-rate base steam generation that is sold for use during production of paper and pulp. Performance obligations are satisfied when control transfers to the customer.

Payment Terms. Payment terms and conditions vary across our businesses. Aside from taconite-producing Large Power Customers, payment terms generally require payment to be made within 15 to 30 days from the end of the period that the service has been rendered. In the case of its taconite-producing Large Power Customers, as permitted by the MPUC, Minnesota Power requires weekly payments for electric usage based on monthly energy usage estimates. These customers receive estimated bills based on Minnesota Power's estimate of the customers' energy usage, forecasted energy prices and fuel adjustment clause estimates. Minnesota Power's taconite-producing Large Power Customers have generally predictable energy usage on a weekly basis and any differences that occur are trued-up the following month. Due to the timing difference of revenue recognition from the timing of invoicing and payment, the taconite-producing Large Power Customers receive credit for the time value of money; however, we have determined that our contracts do not include a significant financing component as the period between when we transfer the service to the customer and when they pay for such service is minimal.

Assets Recognized From the Costs to Obtain a Contract with a Customer. We recognize as an asset the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We expense incremental costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less. As of December 31, 2022, we have $21.0 million of assets recognized for costs incurred to obtain contracts with our customers ($23.3 million as of December 31, 2021). Management determined the amount of costs to be recognized as assets based on actual costs incurred and paid to obtain and fulfill these contracts to provide goods and services to our customers. Assets recognized to obtain contracts are amortized on a straight-line basis over the contract term as a non-cash reduction to revenue. We recognized $2.4 million of non-cash amortization for the year ended December 31, 2022 ($2.7 million for the year end December 31, 2021).

Unamortized Discount and Premium on Debt. Discount and premium on debt are deferred and amortized over the terms of the related debt instruments using a method which approximates the effective interest method.

Tax Equity Financings. Certain subsidiaries of ALLETE have entered into tax equity financings that include forming limited liability companies (LLC) with third-party investors for certain wind projects. Tax equity financings have specific terms that dictate distributions of cash and the allocation of tax attributes among the LLC members, who are divided into two categories: the sponsor and third-party investors. ALLETE subsidiaries are the sponsors in these tax equity financings. The distributions of cash and allocation of tax attributes in these financings generally differ from the underlying ownership percentage interests in the related LLC, with a disproportionate share of tax attributes (including accelerated depreciation and production tax credits) allocated to third-party investors in order to achieve targeted after-tax rates of return, or target yield, from project operations, and a disproportionate share of cash distributions made to the sponsor.

The target yield and other terms vary by tax equity financing. Once the target yield has been achieved, a "flip point" is recognized. In addition, tax equity financings typically provide that cash distributions can be temporarily increased to the third-party investors in order to meet cumulative distribution thresholds. After the flip point, tax attributes and cash distributions are both typically disproportionately allocated to the sponsor.

Tax equity financings include affirmative and negative covenants that are similar to what a project lender would require in a project financing, such as financial reporting, insurance, maintenance and prudent operator standards. Most covenants are no longer applicable once the flip point occurs and any other obligations of the third-party investor have been eliminated.

The third-party investors' portions of equity ownership in tax equity LLCs are recorded as non-controlling interest in subsidiaries on the Consolidated Balance Sheet and earnings allocated to third-party investors are recorded as net loss attributable to non-controlling interest on the Consolidated Statement of Income.

Non-Controlling Interest in Subsidiaries. Non-controlling interest in subsidiaries represents the portion of equity ownership, net income (loss), and comprehensive income (loss) in subsidiaries that is not attributable to equity holders of ALLETE. These amounts as of and for the years ended December 31, 2022 and 2021, related to the tax equity financings for ALLETE Clean Energy's 106 MW Glen Ullin, 80 MW South Peak, 303 MW Diamond Spring and 303 MW Caddo wind energy facilities as well as ALLETE's equity investment in the 250 MW Nobles 2 wind energy facility.

For those wind projects with tax equity financings where the economic benefits are not allocated based on the underlying ownership percentage interests, we have determined that the appropriate methodology for calculating the non-controlling interest in subsidiaries balance is the hypothetical liquidation at book value (HLBV) method. The HLBV method is a balance sheet approach which reflects the substantive economic arrangements in the tax equity financing structures.

Under the HLBV method, amounts reported as non-controlling interest in subsidiaries on the Consolidated Balance Sheet represent the amounts the third-party investors would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the LLC agreements, assuming the net assets of the wind projects were liquidated at amounts determined in accordance with GAAP and distributed to the third-party investor and sponsor. The resulting non-controlling interest in subsidiaries balance in these projects is reported as a component of equity on the Consolidated Balance Sheet.

The results of operations for these projects attributable to non-controlling interest under the HLBV method is determined as the difference in non-controlling interest in subsidiaries on the Consolidated Balance Sheet at the start and end of each reporting period, after taking into account any capital transactions between the projects and the third-party investors.

Factors used in the HLBV calculation include GAAP income, taxable income (loss), tax attributes such as accelerated depreciation and production tax credits, capital contributions, cash distributions, and the target yield specified in the corresponding LLC agreement. Changes in these factors could have a significant impact on the amounts that third-party investors and sponsors would receive upon a hypothetical liquidation. The use of the HLBV method to allocate income to the non-controlling interest in subsidiaries may create variability in our results of operations as the application of the HLBV method can drive variability in net income or loss attributable to non-controlling interest in subsidiaries from period to period.

Other Income (Expense) - Other

Year Ended December 31	2022	2021	2020
Millions			
Pension and Other Postretirement Benefit Plan Non-Service Credit *(a)*	$9.8	$6.1	$8.6
Interest and Investment Earnings	—	2.3	1.6
AFUDC - Equity	2.7	2.6	1.9
Gain on Land Sales	—	0.1	0.4
PSA Liability *(b)*	10.2	—	—
Other	(0.3)	(2.4)	2.2
Total Other Income (Expense) - Other	$22.4	$8.7	$14.7

(a) *These are components of net periodic pension and other postretirement benefit cost other than service cost. (See Note 12. Pension and Other Postretirement Benefit Plans.)*

(b) *The gain on removal of the PSA liability for the Northern Wind project upon decommissioning of the legacy wind energy facility assets, which was more than offset by a reserve for an anticipated loss on the sale of the Northern Wind project, was recorded in Cost of Sales - Non-Utility on the Consolidated Statement of Income.*

Income Taxes. ALLETE and its subsidiaries file a consolidated federal income tax return as well as combined and separate state income tax returns. We account for income taxes using the liability method in accordance with GAAP for income taxes. Under the liability method, deferred income tax assets and liabilities are established for all temporary differences in the book and tax basis of assets and liabilities, based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

Due to the effects of regulation on Minnesota Power and SWL&P, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities. Tax credits are recorded when earned unless there is a requirement to defer the benefit and amortize it over the book depreciable lives of the related property. The requirement to defer and amortize tax credits only applies to federal credits related to public utility property. In accordance with GAAP for uncertainty in income taxes, we are required to recognize in our financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit, based solely on the technical merits of the position as of the reporting date. The term "more-likely-than-not" means more than 50 percent likely. (See Note 11. Income Tax Expense.)

Excise Taxes. We collect excise taxes from our customers levied by governmental entities. These taxes are stated separately on the billing to the customer and recorded as a liability to be remitted to the governmental entity. We account for the collection and payment of these taxes on a net basis.

NOTE 2. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment

As of December 31	2022	2021
Millions		
Regulated Operations		
Property, Plant and Equipment in Service	$5,198.6	$5,028.7
Construction Work in Progress	74.0	108.7
Accumulated Depreciation	(1,972.3)	(1,834.6)
Regulated Operations – Net	3,300.3	3,302.8
ALLETE Clean Energy		
Property, Plant and Equipment in Service	1,619.4	1,704.2
Construction Work in Progress	51.1	79.9
Accumulated Depreciation	(176.8)	(149.0)
ALLETE Clean Energy – Net	1,493.7	1,635.1
Corporate and Other *(a)*		
Property, Plant and Equipment in Service	295.2	267.1
Construction Work in Progress	50.9	19.8
Accumulated Depreciation	(136.1)	(137.3)
Corporate and Other – Net	210.0	149.6
Property, Plant and Equipment – Net	$5,004.0	$5,087.5

(a)   Primarily includes BNI Energy and a small amount of non-rate base generation.

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets.

Estimated Useful Lives of Property, Plant and Equipment (Years)

Regulated Operations			
Generation	1 to 50	ALLETE Clean Energy	5 to 35
Transmission	50 to 75	Corporate and Other	3 to 50
Distribution	18 to 70		

Asset Retirement Obligations. We recognize, at fair value, obligations associated with the retirement of certain tangible, long-lived assets that result from the acquisition, construction, development or normal operation of the asset. Asset retirement obligations (AROs) relate primarily to the decommissioning of our coal-fired and wind energy facilities, and land reclamation at BNI Energy. AROs are included in Other Non-Current Liabilities on the Consolidated Balance Sheet. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. Removal costs associated with certain distribution and transmission assets have not been recognized, as these facilities have indeterminate useful lives.

Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, the period of remediation is indeterminable and removal liabilities have not been recognized.

Long-standing ratemaking practices approved by applicable state and federal regulatory authorities have allowed provisions for future plant removal costs in depreciation rates. These plant removal cost recoveries are classified either as AROs or as a regulatory liability for non-AROs. To the extent annual accruals for plant removal costs differ from accruals under approved depreciation rates, a regulatory asset has been established in accordance with GAAP for AROs. (See Note 4. Regulatory Matters.)

NOTE 2. PROPERTY, PLANT AND EQUIPMENT (Continued)

Asset Retirement Obligations

Millions	
Obligation as of December 31, 2020	$166.6
Accretion	8.8
Liabilities Recognized	4.5
Liabilities Settled	(5.2)
Revisions in Estimated Cash Flows	9.8
Obligation as of December 31, 2021	184.5
Accretion	9.5
Liabilities Recognized	7.8
Liabilities Settled	(4.4)
Revisions in Estimated Cash Flows	3.0
Obligation as of December 31, 2022	$200.4

NOTE 3. JOINTLY-OWNED FACILITIES AND ASSETS

Boswell Unit 4. Minnesota Power owns 80 percent of the 585 MW Boswell Unit 4. While Minnesota Power operates the plant, certain decisions about the operations of Boswell Unit 4 are subject to the oversight of a committee on which it and WPPI Energy, the owner of the remaining 20 percent, have equal representation and voting rights. Each owner must provide its own financing and is obligated to its ownership share of operating costs. Minnesota Power's share of operating expenses for Boswell Unit 4 is included in Operating Expenses on the Consolidated Statement of Income.

Minnesota Power's investments in jointly-owned facilities and assets and the related ownership percentages are as follows:

Regulated Utility Plant	Plant in Service	Accumulated Depreciation	Construction Work in Progress	% Ownership
Millions				
As of December 31, 2022				
Boswell Unit 4	$712.0	$340.1	$3.3	80
Transmission Assets	101.0	21.1	—	9.3 - 14.7
Total	$813.0	$361.2	$3.3	
As of December 31, 2021				
Boswell Unit 4	$682.7	$311.1	$30.1	80
Transmission Assets	101.0	18.5	—	9.3 - 14.7
Total	$783.7	$329.6	$30.1	

NOTE 4. REGULATORY MATTERS

Electric Rates. Entities within our Regulated Operations segment file for periodic rate revisions with the MPUC, PSCW or FERC. As authorized by the MPUC, Minnesota Power also recognizes revenue under cost recovery riders for transmission, renewable and environmental investments and expenditures. (See *Transmission Cost Recovery Rider, Renewable Cost Recovery Rider, Solar Cost Recovery Rider* and *Environmental Improvement Rider*.) Revenue from cost recovery riders was $38.8 million in 2022 ($38.9 million in 2021; $29.9 million in 2020).

Minnesota Retail Rates. Minnesota Power's retail rates through 2021 were based on a 2018 MPUC retail rate order that allowed for a 9.25 percent return on common equity and a 53.81 percent equity ratio. The resolution of Minnesota Power's 2020 general rate case did not change the allowed return on equity or equity ratio. (See *2020 Minnesota General Rate Case*.)

2020 Minnesota General Rate Case. In November 2019, Minnesota Power filed a retail rate increase request with the MPUC seeking an average increase of approximately 10.6 percent for retail customers. In December 2019 orders, the MPUC accepted the filing as complete and authorized an annual interim rate increase of $36.1 million beginning January 1, 2020.

In April 2020, Minnesota Power filed a request with the MPUC that proposed a resolution of Minnesota Power's 2020 general rate case. Key components of our proposal included removing the power marketing margin credit in base rates and reflecting actual power marketing margins in the fuel adjustment clause effective May 1, 2020; refunding to customers interim rates collected through April 2020; increasing customer rates 4.1 percent compared to the 5.8 percent increase reflected in interim rates; and a provision that Minnesota Power would not file another rate case until at least November 1, 2021, unless certain events occur. In a June 2020 order, the MPUC approved Minnesota Power's petition and proposal to resolve and withdraw the general rate case. Effective May 1, 2020, customer rates were set at an increase of 4.1 percent with the removal of the power marketing margin credit from base rates. Actual power marketing margins are now reflected in the fuel adjustment clause. Reserves for interim rates of $11.7 million were recorded in the second quarter of 2020 and refunded in the third and fourth quarters of 2020.

2022 Minnesota General Rate Case. On November 1, 2021, Minnesota Power filed a retail rate increase request with the MPUC seeking an average increase of approximately 18 percent for retail customers. The rate filing seeks a return on equity of 10.25 percent and a 53.81 percent equity ratio. On an annualized basis, the requested final rate increase would generate approximately $108 million in additional revenue. In orders dated December 30, 2021, the MPUC accepted the filing as complete and authorized an annual interim rate increase beginning January 1, 2022, with approximately $80 million expected to be collected in cash and approximately $8 million of interim rates for residential customers deferred with a final determination on recovery at the end of the rate case.

At a hearing on January 23, 2023, the MPUC made determinations regarding Minnesota Power's general rate case including allowing a return on common equity of 9.65 percent and a 52.50 percent equity ratio. Upon commencement of final rates, we expect additional revenue from base rates of approximately $60 million and an additional $10 million in revenue recognized under cost recovery riders on an annualized basis, subject to final written order and reconsideration. Final rates are expected to commence in the third quarter of 2023; interim rates will be collected through this period with reserves recorded as necessary. As a result of the MPUC's determinations made on January 23, 2023, Minnesota Power has recorded a reserve for an interim rate refund of approximately $18 million pre-tax as of December 31, 2022, which is subject to MPUC approval of Minnesota Power's refund calculation. In addition, Minnesota Power recorded a charge of approximately $8 million pre-tax to write-off the deferred portion of residential customer interim rates. Minnesota Power also recorded additional revenue of approximately $9 million pre-tax for an increase in expected recoveries under its cost recovery riders. Impacts of regulatory outcomes that are determined subsequent to the balance sheet date, and prior to issuance of the financial statements, are recognized in the financial statements as of the balance sheet date.

FERC-Approved Wholesale Rates. Minnesota Power has wholesale contracts with 14 non-affiliated municipal customers in Minnesota and SWL&P. Two of the wholesale contracts include a termination clause requiring a three-year notice to terminate.

Minnesota Power's wholesale electric contract with the Nashwauk Public Utilities Commission is effective through December 31, 2037. The wholesale electric service contract with SWL&P is effective through February 28, 2026. Under the agreement with SWL&P, no termination notice has been given. The rates included in these two contracts are set each July 1 based on a cost-based formula methodology, using estimated costs and a rate of return that is equal to Minnesota Power's authorized rate of return for Minnesota retail customers. The formula-based rate methodology also provides for a yearly true-up calculation for actual costs incurred.

Minnesota Power's wholesale electric contracts with 13 other municipal customers were extended in January 2022 and are effective through 2029. These contracts are based on fixed prices for capacity and energy. The base energy charge for each year is adjusted annually for updated fuel and purchased power costs.

Transmission Cost Recovery Rider. Minnesota Power has an approved cost recovery rider in place to charge retail customers on a current basis for certain transmission investments and expenditures, including a return on the capital invested. Current customer billing rates are based on an MPUC order dated December 27, 2022, which provisionally approved Minnesota Power's latest transmission factor filing submitted on October 31, 2022.

Renewable Cost Recovery Rider. Minnesota Power has an approved cost recovery rider in place to charge retail customers on a current basis for the costs of certain renewable investments and expenditures, including a return on the capital invested. Current customer billing rates for the renewable cost recovery rider were approved by the MPUC in a 2020 order. On February 2, 2022, Minnesota Power submitted its latest renewable factor filing, which included a request to recover a regulatory asset of $3.8 million related to the recognition of production tax credits due to a metering error at Bison. The filing was approved in an order dated January 24, 2023 authorizing Minnesota Power to include updated billing rates on customer bills for recovery of the regulatory asset.

Solar Cost Recovery Rider. Minnesota Power has an approved cost recovery rider in place to charge retail customers on a current basis for solar costs related to investments and expenditures for meeting the state of Minnesota's solar energy standard. Current customer billing rates for the solar cost recovery rider were approved by the MPUC in an order dated August 31, 2022.

Electric Vehicle Charging Infrastructure Petition. In April 2021, Minnesota Power filed a petition seeking approval to install and own DC fast charger stations for electric vehicles across its service territory, implement accompanying rates for those stations, and track and recover investments and expenses for the project. In an October 2021 order, the MPUC approved Minnesota Power's petition.

Fuel Adjustment Clause. In 2020, Minnesota Power filed its fuel adjustment forecast for 2021, which was approved by the MPUC in a December 2020 order, subject to the annual prudence review and true-up filing in 2022. During 2021, Minnesota Power incurred higher fuel and purchased power costs than those forecasted in its May 2020 filing, which resulted in the recognition of an approximately $56 million regulatory asset through December 31, 2021. Minnesota Power submitted its annual true-up filing and a significant events filing in March 2022 requesting recovery of these under-collected fuel adjustment clause recoveries. The MPUC approved recovery of the regulatory asset in an order dated July 5, 2022; recovery of the regulatory asset will continue through mid-2023.

Minnesota Power also incurred higher fuel and purchased power costs in 2022 than those factored in its fuel adjustment forecast filed in May 2021 for 2022, which resulted in the recognition of an approximately $13 million regulatory asset as of December 31, 2022. Minnesota Power filed a significant events filing in June 2022 requesting to increase rates from August 2022 through December 2022 in order to recover the under-collected fuel adjustment clause recoveries that were expected for 2022. No parties objected to the request and higher rates were implemented in August 2022. Minnesota Power will request recovery of the remaining regulatory asset as part of its annual true-up filing expected to be submitted to the MPUC in March 2023.

In 2020, Minnesota Power filed its FAC report covering the period July 2018 through December 2019. In a 2020 order, the MPUC referred the review of Minnesota Power's forced outage costs during the period of the report, which totaled approximately $8 million, to an administrative law judge (ALJ) for a contested case hearing to recommend to the MPUC if any of those costs should be returned to customers. On August 11, 2021, the ALJ recommended that Minnesota Power refund approximately $5 million to ratepayers. Minnesota Power submitted exceptions to the ALJ's report to the MPUC stating that it disagreed with the ALJ's recommendation and that no refund should be made as the Company operated its facilities in accordance with good utility practice. At a hearing on January 13, 2022, the MPUC agreed with the ALJ's recommendation and ordered the refund of approximately $5 million to ratepayers, which was recorded as a reserve as of December 31, 2021, and refunded to customers in 2022.

Wisconsin Retail Rates. SWL&P's retail rates through 2022 were based on a December 2018 order by the PSCW that allowed for a return on equity of 10.4 percent and a 55.0 percent equity ratio.

2022 Wisconsin General Rate Case. In 2022, SWL&P filed a rate increase request with the PSCW seeking an average increase of 3.6 percent for retail customers. The filing sought an overall return on equity of 10.4 percent and a 55 percent equity ratio. On an annualized basis, the requested final rate increase would have generated an estimated $4.3 million in additional revenue. In an order dated December 20, 2022, the PSCW approved an annual increase of $3.3 million reflecting a return on equity of 10.0 percent and 55 percent equity ratio. Final rates went into effect January 1, 2023.

Integrated Resource Plan. On February 1, 2021, Minnesota Power filed its latest IRP, which was approved by the MPUC in an order dated January 9, 2023. The approved IRP, which reflects a joint agreement reached with various stakeholders, outlines Minnesota Power's clean-energy transition plans through 2035. These plans include expanding its renewable energy supply, achieving coal-free operations at its facilities by 2035, and investing in a resilient and flexible transmission and distribution grid. As part of these plans, Minnesota Power anticipates adding up to 700 MW of new wind and solar energy resources, and ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Minnesota Power's plans recognize that advances in technology will play a significant role in completing its transition to carbon-free energy supply, reliably and affordably. Minnesota Power is expected to file its next IRP by March 1, 2025.

Conservation Improvement Program. Minnesota requires electric utilities to spend a minimum of 1.5 percent of gross operating revenues, excluding revenue received from exempt customers, from service provided in the state on energy CIPs each year.

On April 1, 2022, Minnesota Power submitted its 2021 consolidated filing detailing Minnesota Power's CIP program results and proposed CIP financial incentive, which was approved by the MPUC in an order dated July 5, 2022. As a result, Minnesota Power recognized revenue of $1.9 million in 2022 for the approved CIP financial incentive ($2.4 million in 2021 and $2.4 million in 2020). CIP financial incentives are recognized in the period in which the MPUC approves the filing.

In 2020, Minnesota Power submitted its CIP triennial filing for 2021 through 2023 to the MPUC and Minnesota Department of Commerce, which outlines Minnesota Power's CIP spending and energy-saving goals for those years. Minnesota Power's CIP investment goal is $10.9 million for 2023.

MISO Return on Equity Complaint. MISO transmission owners, including ALLETE and ATC, have an authorized return on equity of 10.02 percent, or 10.52 percent including an incentive adder for participation in a regional transmission organization based on a 2020 FERC order which is subject to various outstanding legal challenges related to the return on equity calculation and refund period ordered by the FERC. On August 9, 2022, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the 2020 FERC order back to the FERC. We cannot predict the return on equity the FERC will ultimately authorize in the remanded proceeding. (See Note 6. Equity Investments.)

Minnesota Solar Energy Standard. Minnesota law requires at least 1.5 percent of total retail electric sales, excluding sales to certain customers, to be generated by solar energy. At least 10 percent of the 1.5 percent mandate must be met by solar energy generated by or procured from solar photovoltaic devices with a nameplate capacity of 40 kW or less and community solar garden subscriptions. Minnesota Power has met both parts of the solar mandate to date.

In June 2020, Minnesota Power filed proposal with the MPUC to accelerate its plans for purchasing solar energy from approximately 20 MW of solar energy projects in Minnesota which was approved in a June 2021 order. These solar energy projects will be constructed and owned through an ALLETE subsidiary with an estimated investment of $40 million. Construction of these solar energy projects commenced in 2022 with a portion of these projects placed into service in the fourth quarter of 2022; the remaining project is expected to be placed into service in 2023.

Regulatory Assets and Liabilities. Our regulated utility operations are subject to accounting standards for the effects of certain types of regulation. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred. The Company assesses quarterly whether regulatory assets and liabilities meet the criteria for probability of future recovery or deferral. With the exception of the regulatory asset for Boswell Units 1 and 2 net plant and equipment, no other regulatory assets are currently earning a return. The recovery, refund or credit to rates for these regulatory assets and liabilities will occur over the periods either specified by the applicable regulatory authority or over the corresponding period related to the asset or liability.

Regulatory Assets and Liabilities

As of December 31	2022	2021
Millions		
Current Regulatory Assets (a)		
Fuel Adjustment Clause (b)	$25.6	—
Total Current Regulatory Assets	$25.6	—
Non-Current Regulatory Assets		
Defined Benefit Pension and Other Postretirement Benefit Plans (c)	$225.9	$226.4
Income Taxes (d)	97.6	104.7
Cost Recovery Riders (e)	41.2	63.2
Asset Retirement Obligations (f)	35.6	33.1
Manufactured Gas Plant (g)	15.1	17.0
Fuel Adjustment Clause (b)	14.5	56.4
PPACA Income Tax Deferral	4.1	4.3
Other	7.0	6.7
Total Non-Current Regulatory Assets	$441.0	$511.8
Current Regulatory Liabilities (h)		
Provision for Interim Rate Refund	$18.4	—
Fuel Adjustment Clause (b)	—	$5.0
Transmission Formula Rates	4.9	3.1
Other	0.1	0.5
Total Current Regulatory Liabilities	$23.4	$8.6
Non-Current Regulatory Liabilities		
Income Taxes (d)	$332.5	$353.4
Wholesale and Retail Contra AFUDC (j)	80.7	83.7
Plant Removal Obligations (k)	60.0	52.6
Defined Benefit Pension and Other Postretirement Benefit Plans (c)	17.6	28.1
North Dakota Investment Tax Credits (l)	16.9	12.2
Boswell Units 1 and 2 Net Plant and Equipment (i)	6.7	0.4
Non-Jurisdictional Land Sales (m)	7.5	—
Other	4.2	5.7
Total Non-Current Regulatory Liabilities	$526.1	$536.1

(a) Current regulatory assets are presented within Prepayments and Other on the Consolidated Balance Sheet.

(b) Fuel adjustment clause regulatory asset and liability represent the amount expected to be recovered from or refunded to customers for the under- or over-collection of fuel adjustment clause recoveries. (See Fuel Adjustment Clause.)

(c) Defined benefit pension and other postretirement items included in our Regulated Operations, which are otherwise required to be recognized in accumulated other comprehensive income, are recognized as regulatory assets or regulatory liabilities on the Consolidated Balance Sheet. The asset or liability will decrease as the deferred items are amortized and recognized as components of net periodic benefit cost. (See Note 12. Pension and Other Postretirement Benefit Plans.)

(d) These costs represent the difference between deferred income taxes recognized for financial reporting purposes and amounts previously billed to our customers. The balances will primarily decrease over the remaining life of the related temporary differences.

(e) The cost recovery rider regulatory assets and liabilities are revenue not yet collected from our customers and cash collections from our customers in excess of the revenue recognized, respectively, primarily due to capital expenditures related to Bison and the GNTL as well as differences between production tax credits recognized and those assumed in Minnesota Power's base rates. The cost recovery rider regulatory assets as of December 31, 2022, will be recovered within the next two years.

(f) Asset retirement obligations will accrete and be amortized over the lives of the related property with asset retirement obligations.

(g) This regulatory asset represents costs of remediation for a former manufactured gas plant site located in Superior, Wisconsin, and formerly operated by SWL&P. We expect recovery of these remediation costs to be allowed by the PSCW in rates over time.

(h) Current regulatory liabilities are presented within Other Current Liabilities on the Consolidated Balance Sheet.

(i) In 2018, Minnesota Power retired Boswell Units 1 and 2 and reclassified the remaining net book value from property, plant and equipment to a regulatory asset on the Consolidated Balance Sheet. The remaining net book value is currently included in Minnesota Power's rate base and Minnesota Power is earning a return on the outstanding balance.

(j) Wholesale and retail contra AFUDC represents amortization to offset AFUDC Equity and Debt recorded during the construction period of our cost recovery rider projects prior to placing the projects in service. The regulatory liability will decrease over the remaining depreciable life of the related asset.

(k) Non-legal plant removal obligations included in retail customer rates that have not yet been incurred.

(l) North Dakota investment tax credits expected to be realized from Bison that will be credited to Minnesota Power's retail customers through future renewable cost recovery rider filings as the tax credits are utilized.

(m) This regulatory liability represents the net proceeds from the sale of certain land by Minnesota Power that is expected to be refunded to ratepayers through a future rate case or through its renewable resources rider.

NOTE 5. ACQUISITIONS

2022 Activity

New Energy. On April 15, 2022, a wholly-owned subsidiary of ALLETE acquired 100 percent of the membership interests of New Energy for a purchase price of $165.5 million. Total consideration of approximately $158.8 million was paid in cash on the acquisition date, which is net of cash acquired and debt assumed. New Energy, which is headquartered in Annapolis, Maryland, is a renewable energy development company with a primary focus on solar and storage facilities while also offering comprehensive operations, maintenance and asset management services. The acquisition of New Energy is consistent with ALLETE's stated strategy of additional investment in renewable energy and related infrastructure across North America to support the Company's sustainability-in-action strategy while providing potential long-term earnings growth.

The acquisition was accounted for as a business combination and the purchase price was allocated based on the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. The allocation of the purchase price, which was finalized in the fourth quarter of 2022, is shown in the following table. Fair value measurements were valued primarily using the discounted cash flow method and replacement cost basis. The goodwill recorded is primarily attributable to the highly skilled workforce of New Energy and synergies expected to arise as a result of the acquisition.

Since the acquisition in April 2022, aggregate revenue was $80.2 million. The Company has not presented separate results of operations since closing or combined pro forma financial information of the Company and New Energy since the beginning of 2021, as the results of operations for New Energy are not material to the Company's consolidated financials.

Millions	
Assets Acquired	
Cash and Cash Equivalents	$3.9
Accounts Receivable	1.4
Inventory *(a)*	25.3
Other Current Assets	12.8
Property, Plant and Equipment - Net	16.4
Goodwill *(b)*	154.9
Other Non-Current Assets	2.1
Total Assets Acquired	**$216.8**
Liabilities Assumed	
Current Liabilities	$23.6
Long-Term Debt Due Within One Year	28.3
Long-Term Debt	5.9
Other Non-Current Liabilities	0.2
Total Liabilities Assumed	**$58.0**
Net Identifiable Assets Acquired	**$158.8**

(a) Includes $11.6 million of purchase price accounting for certain projects under development at the time of acquisition.
(b) For tax purpose, the purchase price allocation resulted in $154.9 million of deductible goodwill.

Acquisition-related costs were $2.7 million after-tax, expensed as incurred during 2022 and recorded in Operating and Maintenance on the Consolidated Statement of Income.

NOTE 6. EQUITY INVESTMENTS

Investment in ATC. Our wholly-owned subsidiary, ALLETE Transmission Holdings, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in portions of Wisconsin, Michigan, Minnesota and Illinois. We account for our investment in ATC under the equity method of accounting. On January 31, 2023, we invested an additional $0.8 million in ATC. In total, we expect to invest approximately $8.2 million in 2023.

ALLETE's Investment in ATC

Year Ended December 31	2022	2021
Millions		
Equity Investment Beginning Balance	$154.5	$149.0
Cash Investments	5.9	—
Equity in ATC Earnings	19.3	21.3
Distributed ATC Earnings	(15.5)	(17.2)
Amortization of the Remeasurement of Deferred Income Taxes	1.2	1.4
Equity Investment Ending Balance	$165.4	$154.5

ATC Summarized Financial Data

Balance Sheet Data

As of December 31	2022	2021
Millions		
Current Assets	$89.6	$89.8
Non-Current Assets	5,997.8	5,628.1
Total Assets	$6,087.4	$5,717.9
Current Liabilities	$511.9	$436.9
Long-Term Debt	2,613.0	2,513.0
Other Non-Current Liabilities	485.8	422.0
Members' Equity	2,476.7	2,346.0
Total Liabilities and Members' Equity	$6,087.4	$5,717.9

Income Statement Data

Year Ended December 31	2022	2021	2020
Millions			
Revenue	$751.2	$754.8	$758.1
Operating Expense	381.5	376.2	372.4
Other Expense	122.9	113.9	110.9
Net Income	$246.8	$264.7	$274.8
ALLETE's Equity in Net Income	$19.3	$21.3	$22.3

ATC's authorized return on equity is 10.02 percent, or 10.52 percent including an incentive adder for participation in a regional transmission organization, based on a 2020 FERC order which is subject to various outstanding legal challenges related to the return on equity calculation and refund period ordered by the FERC. On August 9, 2022, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the 2020 FERC order back to FERC. As a result of this decision, ATC recorded a reserve in the third quarter of 2022 for anticipated refunds to its customers for approximately $31 million of which our share was approximately $2.4 million pre-tax. We cannot predict the return on equity FERC will ultimately authorize in the remanded proceeding.

In addition, the FERC issued a Notice of Proposed Rulemaking in April 2021 proposing to limit the 50 basis point incentive adder for participation in a regional transmission organization to only the first three years of membership in such an organization. If this proposal is adopted, our equity in earnings from ATC would be reduced by approximately $1 million pre-tax annually.

NOTE 6. EQUITY INVESTMENTS (Continued)

Investment in Nobles 2. Our subsidiary, ALLETE South Wind, owns a 49 percent equity interest in Nobles 2, the entity that owns and operates a 250 MW wind energy facility in southwestern Minnesota pursuant to a 20-year PPA with Minnesota Power. We account for our investment in Nobles 2 under the equity method of accounting.

ALLETE's Investment in Nobles 2

Millions	
Equity Investment Balance as of December 31, 2021	$163.5
Equity in Nobles 2 Earnings *(a)*	(0.6)
Distributed Nobles 2 Earnings	(5.6)
Equity Investment Balance as of December 31, 2022	$157.3

(a)   The Company also recorded net loss attributable to non-controlling interest of $10.6 million related to its investment in Nobles 2.

NOTE 7. FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes primarily equity securities.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities. This category includes deferred compensation and fixed income securities.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

NOTE 7. FAIR VALUE (Continued)

The following tables set forth by level within the fair value hierarchy, our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2022, and December 31, 2021. Each asset and liability is classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of these assets and liabilities and their placement within the fair value hierarchy levels. The estimated fair value of Cash and Cash Equivalents listed on the Consolidated Balance Sheet approximates the carrying amount and therefore is excluded from the recurring fair value measures in the following tables.

Recurring Fair Value Measures	Fair Value as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Investments *(a)*				
Available-for-sale – Equity Securities	$7.7	—	—	$7.7
Available-for-sale – Corporate and Governmental Debt Securities *(b)*	—	$5.7	—	5.7
Cash Equivalents	4.2	—	—	4.2
Total Fair Value of Assets	$11.9	$5.7	—	$17.6
Liabilities:				
Deferred Compensation *(c)*	—	$15.0	—	$15.0
Total Fair Value of Liabilities	—	$15.0	—	$15.0

(a) *Included in Other Non-Current Assets on the Consolidated Balance Sheet.*
(b) *As of December 31, 2022, the aggregate amount of available-for-sale corporate and governmental debt securities maturing in one year or less was $0.7 million, in one year to less than three years was $2.7 million, in three years to less than five years was $1.9 million and in five or more years was $0.4 million.*
(c) *Included in Other Non-Current Liabilities on the Consolidated Balance Sheet.*

Recurring Fair Value Measures	Fair Value as of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Investments *(a)*				
Available-for-sale – Equity Securities	$8.9	—	—	$8.9
Available-for-sale – Corporate and Governmental Debt Securities	—	$6.2	—	6.2
Cash Equivalents	2.5	—	—	2.5
Total Fair Value of Assets	$11.4	$6.2	—	$17.6
Liabilities: *(b)*				
Deferred Compensation	—	$18.0	—	$18.0
Total Fair Value of Liabilities	—	$18.0	—	$18.0

(a) *Included in Other Non-Current Assets on the Consolidated Balance Sheet.*
(b) *Included in Other Non-Current Liabilities on the Consolidated Balance Sheet.*

The Company's policy is to recognize transfers in and transfers out of levels as of the actual date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2022 and 2021, there were no transfers in or out of Levels 1, 2 or 3.

Fair Value of Financial Instruments. With the exception of the item listed in the following table, the estimated fair value of all financial instruments approximates the carrying amount. The fair value for the item listed in the following table was based on quoted market prices for the same or similar instruments (Level 2).

Financial Instruments	Carrying Amount	Fair Value
Millions		
Short-Term and Long-Term Debt *(a)*		
December 31, 2022	$1,929.1	$1,782.7
December 31, 2021	$1,986.4	$2,192.6

(a)   Excludes unamortized debt issuance costs.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis. Non-financial assets such as equity method investments, goodwill, intangible assets, and property, plant and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized.

Equity Method Investments. The aggregate carrying amount of our equity investments was $322.7 million as of December 31, 2022 ($318.0 million as of December 31, 2021). The Company assesses our equity investments in ATC and Nobles 2 for impairment whenever events or changes in circumstances indicate that the carrying amount of our investments may not be recoverable. For the years ended December 31, 2022 and 2021, there were no indicators of impairment. (See Note 6. Equity Investments.)

Goodwill. The Company assesses the impairment of goodwill annually in the fourth quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The Company's goodwill is a result of the New Energy acquisition in 2022. (See Note 1. Operations and Significant Accounting Policies and Note 5. Acquisitions.) The aggregate carrying amount of goodwill was $154.9 million as of December 31, 2022.

Property, Plant and Equipment. The Company assesses the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of property, plant, and equipment assets may not be recoverable. (See Note 1. Operations and Significant Accounting Policies.) For the years ended December 31, 2022, and 2021, there was no impairment of property, plant, and equipment.

We believe that long-standing ratemaking practices approved by applicable state and federal regulatory commissions allow for the recovery of the remaining book value of retired plant assets. The MPUC order for Minnesota Power's 2015 IRP directed Minnesota Power to retire Boswell Units 1 and 2, which occurred in the fourth quarter of 2018. As part of the 2016 general retail rate case, the MPUC allowed recovery of the remaining book value of Boswell Units 1 and 2 through 2022. Minnesota Power's latest IRP, which was approved by the MPUC in an order dated January 9, 2023, includes ceasing coal operations at Boswell Units 3 and 4 by 2030 and 2035, respectively. Boswell Unit 3 and Unit 4 have a net book value of approximately $235 million and $435 million, respectively, as of December 31, 2022. (See Note 4. Regulatory Matters.) Minnesota Power's latest IRP also includes the retirement of Taconite Harbor. As of December 31, 2022, Taconite Harbor had a net book value of approximately $25 million. We do not expect to record any impairment charge as a result of these operating changes at Taconite Harbor and Boswell. In addition, we expect to be able to continue depreciating these assets for at least their established remaining useful lives; however, we are unable to predict the impact of regulatory outcomes resulting in changes to their established remaining useful lives.

NOTE 8. SHORT-TERM AND LONG-TERM DEBT

Short-Term Debt. As of December 31, 2022, total short-term debt outstanding was $272.6 million ($214.2 million as of December 31, 2021), and consisted of long-term debt due within one year and included $0.1 million of unamortized debt issuance costs.

As of December 31, 2022, we had consolidated bank lines of credit aggregating $475.7 million ($432.0 million as of December 31, 2021), most of which expire in January 2026. We had $32.8 million outstanding in standby letters of credit and $31.3 million outstanding draws under our lines of credit as of December 31, 2022 ($31.5 million in standby letters of credit and $159.7 million outstanding draws as of December 31, 2021).

NOTE 8. SHORT-TERM AND LONG-TERM DEBT (Continued)

Long-Term Debt. As of December 31, 2022, total long-term debt outstanding was $1,648.2 million ($1,763.2 million as of December 31, 2021) and included $8.2 million of unamortized debt issuance costs. The aggregate amount of long-term debt maturing in 2023 is $91.9 million; $94.8 million in 2024; $386.1 million in 2025; $79.4 million in 2026; $122.5 million in 2027; and $1,154.4 million thereafter. Substantially all of our regulated electric plant is subject to the lien of the mortgages collateralizing outstanding first mortgage bonds. The mortgages contain non-financial covenants customary in utility mortgages, including restrictions on our ability to incur liens, dispose of assets, and merge with other entities.

Minnesota Power is obligated to make financing payments for the Camp Ripley solar array totaling $1.4 million annually during the financing term, which expires in 2027. Minnesota Power has the option at the end of the financing term to renew for a two-year term, or to purchase the solar array for approximately $4 million. Minnesota Power anticipates exercising the purchase option when the term expires.

On February 28, 2022, ALLETE entered into an unsecured term loan agreement (February Term Loan) to borrow up to $175 million. No draws were made on the February Term Loan, which was subsequently terminated in April 2022.

On March 24, 2022, ALLETE entered into a $170 million unsecured term loan agreement (March Term Loan). The Term Loan is due March 23, 2023, and may be repaid at any time. Interest is payable monthly at a rate per annum equal to SOFR plus 0.75 percent. Proceeds from the Term Loan were used for general corporate purposes.

On August 9, 2022, ALLETE issued $75 million of its First Mortgage Bonds (Bonds) to certain institutional buyers in the private placement market. The Bonds, which bear interest at 4.54 percent, will mature in August 2032 and pay interest semi-annually in February and August of each year, commencing on February 9, 2023. ALLETE has the option to prepay all or a portion of the Bonds at its discretion, subject to a make-whole provision. The Bonds are subject to additional terms and conditions which are customary for these types of transactions. Proceeds from the sale of the Bonds were used to refinance existing indebtedness and for general corporate purposes. The Bonds were sold in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, to institutional accredited investors.

NOTE 8. SHORT-TERM AND LONG-TERM DEBT (Continued)
Long-Term Debt (Continued)

Long-Term Debt As of December 31	2022	2021
Millions		
First Mortgage Bonds		
3.40% Series Due 2022	—	$75.0
6.02% Series Due 2023	$75.0	75.0
3.69% Series Due 2024	60.0	60.0
4.90% Series Due 2025	30.0	30.0
5.10% Series Due 2025	30.0	30.0
3.20% Series Due 2026	75.0	75.0
5.99% Series Due 2027	60.0	60.0
3.30% Series Due 2028	40.0	40.0
4.08% Series Due 2029	70.0	70.0
3.74% Series Due 2029	50.0	50.0
2.50% Series Due 2030	46.0	46.0
3.86% Series Due 2030	60.0	60.0
2.79% Series Due 2031	100.0	100.0
4.54% Series Due 2032	75.0	—
5.69% Series Due 2036	50.0	50.0
6.00% Series Due 2040	35.0	35.0
5.82% Series Due 2040	45.0	45.0
4.08% Series Due 2042	85.0	85.0
4.21% Series Due 2043	60.0	60.0
4.95% Series Due 2044	40.0	40.0
5.05% Series Due 2044	40.0	40.0
4.39% Series Due 2044	50.0	50.0
4.07% Series Due 2048	60.0	60.0
4.47% Series Due 2049	30.0	30.0
3.30% Series Due 2050	94.0	94.0
Armenia Mountain Senior Secured Notes 3.26% Due 2024	19.3	29.1
Industrial Development Variable Rate Demand Refunding Revenue Bonds Series 2006, Due 2025	27.8	27.8
Revolving Credit Facility Variable Rate Due 2026	13.0	145.0
Senior Unsecured Notes 2.65% Due 2025	150.0	150.0
Senior Unsecured Notes 3.11% Due 2027	80.0	80.0
SWL&P First Mortgage Bonds 4.15% Series Due 2028	15.0	15.0
SWL&P First Mortgage Bonds 4.14% Series Due 2048	12.0	12.0
Unsecured Term Loan Variable Rate Due 2022	—	110.0
Unsecured Term Loan Variable Rate Due 2023	170.0	—
Other Long-Term Debt, 2022 Weighted Average Rate 4.94% Due 2024 – 2051	82.0	57.5
Unamortized Debt Issuance Costs	(8.3)	(9.0)
Total Long-Term Debt	1,920.8	1,977.4
Less: Due Within One Year	272.6	214.2
Net Long-Term Debt	$1,648.2	$1,763.2

NOTE 8. SHORT-TERM AND LONG-TERM DEBT (Continued)
Long-Term Debt (Continued)

Financial Covenants. Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. Our compliance with financial covenants is not dependent on debt ratings. The most restrictive financial covenant requires ALLETE to maintain a ratio of indebtedness to total capitalization (as the amounts are calculated in accordance with the respective long-term debt arrangements) of less than or equal to 0.65 to 1.00, measured quarterly. As of December 31, 2022, our ratio was approximately 0.40 to 1.00. Failure to meet this covenant would give rise to an event of default if not cured after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due. ALLETE has no significant restrictions on its ability to pay dividends from retained earnings or net income. As of December 31, 2022, ALLETE was in compliance with its financial covenants.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES

The following table details the estimated minimum payments for certain long-term commitments as of December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter
Millions						
Capital Purchase Obligations	$26.6	$10.6	$1.3	$2.7	—	$0.6
Easements *(a)*	$7.8	$7.9	$8.0	$8.1	$8.2	$206.9
PPAs *(b)*	$151.3	$145.8	$137.0	$136.9	$123.6	$1,010.3
Other Purchase Obligations *(c)*	$49.9	$10.2	$6.5	—	—	—

(a) Easement obligations represent the minimum payments for our land easement agreements at our wind energy facilities.
(b) Does not include the Oliver Wind I, Oliver Wind II or Nobles 2 PPAs, as Minnesota Power only pays for energy as it is delivered. (See Power Purchase Agreements.)
(c) Consists of long-term service agreements for wind energy facilities and minimum purchase commitments under coal and rail contracts.

Power Purchase and Sales Agreements. Our long-term PPAs have been evaluated under the accounting guidance for variable interest entities. We have determined that either we have no variable interest in the PPAs, or where we do have variable interests, we are not the primary beneficiary; therefore, consolidation is not required. These conclusions are based on the fact that we do not have both control over activities that are most significant to the entity and an obligation to absorb losses or receive benefits from the entity's performance. Our financial exposure relating to these PPAs is limited to our capacity and energy payments.

These agreements have also been evaluated under the accounting guidance for derivatives. We have determined that either these agreements are not derivatives, or, if they are derivatives, the agreements qualify for the normal purchases and normal sales exception to derivative accounting guidance; therefore, derivative accounting is not required.

Square Butte PPA. Minnesota Power has a PPA with Square Butte that extends through 2026 (Agreement). Minnesota Power is obligated to pay its pro rata share of Square Butte's costs based on its entitlement to the output of Square Butte's 455 MW coal-fired generating unit. Minnesota Power's output entitlement under the Agreement is 50 percent for the remainder of the Agreement, subject to the provisions of the Minnkota Power PSA described in the following table. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's costs consist primarily of debt service, operating and maintenance, depreciation and fuel expenses. As of December 31, 2022, Square Butte had total debt outstanding of $210.2 million. Annual debt service for Square Butte is expected to be approximately $47.2 million in 2023, $32.2 million in 2024, $28.4 million in 2025, and $28.6 million in 2026 of which Minnesota Power's obligation is 50 percent. Fuel expenses are recoverable through Minnesota Power's fuel adjustment clause and include the cost of coal purchased from BNI Energy under a long-term contract.

Minnesota Power's cost of power purchased from Square Butte during 2022 was $82.7 million ($82.4 million in 2021; $79.5 million in 2020). This reflects Minnesota Power's pro rata share of total Square Butte costs based on the 50 percent output entitlement. Included in this amount was Minnesota Power's pro rata share of interest expense of $5.1 million in 2022 ($5.8 million in 2021; $7.1 million in 2020). Minnesota Power's payments to Square Butte are approved as a purchased power expense for ratemaking purposes by both the MPUC and the FERC.

Minnesota Power has also entered into the following long-term PPAs for the purchase of capacity and energy as of December 31, 2022:

Counterparty	Quantity	Product	Commencement	Expiration	Pricing
PPAs					
Calpine Corporation	25 MW	Capacity	June 2019	May 2026	Fixed
Manitoba Hydro					
PPA 1	250 MW	Capacity / Energy	June 2020	May 2035	*(a)*
PPA 2	133 MW	Energy	June 2020	June 2040	Forward Market Prices
Nobles 2	250 MW	Capacity / Energy	December 2020	December 2040	Fixed
Oliver Wind I	*(b)*	Energy	December 2006	December 2040	Fixed
Oliver Wind II	*(b)*	Energy	December 2007	December 2040	Fixed

(a) *The capacity price was adjusted annually until 2020 by the change in a governmental inflationary index. The energy price is based on a formula that includes an annual fixed component adjusted for the change in a governmental inflationary index and a natural gas index, as well as market prices.*
(b) *The PPAs provide for the purchase of all output from the 50 MW Oliver Wind I and 48 MW Oliver Wind II wind energy facilities.*

Minnesota Power has also entered into the following long-term PSAs for the sale of capacity and energy as of December 31, 2022:

Counterparty	Quantity	Product	Commencement	Expiration	Pricing
PSAs					
Basin					
PSA 1	*(a)*	Capacity	June 2022	May 2025	Fixed
PSA 2	100 MW	Capacity	June 2025	May 2028	Fixed
Great River Energy	100 MW	Capacity	June 2022	May 2025	Fixed
Minnkota Power	*(b)*	Capacity / Energy	June 2014	December 2026	*(b)*
Oconto Electric Cooperative	25 MW	Capacity / Energy	January 2019	May 2026	Fixed
Silver Bay Power	*(c)*	Energy	January 2017	December 2031	*(d)*

(a) *The agreement provides for 75 MW of capacity from June 1, 2022, through May 31, 2023, and increases to 125 MW of capacity from June 1, 2023, through May 31, 2025.*
(b) *Minnesota Power is selling a portion of its entitlement from Square Butte to Minnkota Power, resulting in Minnkota Power's net entitlement increasing and Minnesota Power's net entitlement decreasing until Minnesota Power's share is eliminated at the end of 2025. Of Minnesota Power's 50 percent output entitlement, it sold to Minnkota Power approximately 32 percent in 2022 (28 percent in 2021 and in 2020). (See Square Butte PPA.)*
(c) *Silver Bay Power supplies approximately 90 MW of load to Northshore Mining, an affiliate of Silver Bay Power.*
(d) *The energy pricing escalates at a fixed rate annually and is adjusted for changes in a natural gas index.*

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES (Continued)

Coal, Rail and Shipping Contracts. Minnesota Power has coal supply agreements providing for the purchase of a significant portion of its coal requirements through December 2023. Minnesota Power also has coal transportation agreements in place for the delivery of a significant portion of its coal requirements through December 2024. The costs of fuel and related transportation costs for Minnesota Power's generation are recoverable from Minnesota Power's utility customers through the fuel adjustment clause.

Environmental Matters.

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. A number of regulatory changes to the Clean Air Act, the Clean Water Act and various waste management requirements have been promulgated by both the EPA and state authorities over the past several years. Minnesota Power's facilities are subject to additional requirements under many of these regulations. Minnesota Power is reshaping its generation portfolio, over time, to reduce its reliance on coal, has installed cost-effective emission control technology, and advocates for sound science and policy during rulemaking implementation.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits have been obtained. We anticipate that with many state and federal environmental regulations and requirements finalized, or to be finalized in the near future, potential expenditures for future environmental matters may be material and require significant capital investments. Minnesota Power has evaluated various environmental compliance scenarios using possible outcomes of environmental regulations to project power supply trends and impacts on customers.

We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. Accruals are adjusted as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the Consolidated Balance Sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are expensed unless recoverable in rates from customers.

Air. The electric utility industry is regulated both at the federal and state level to address air emissions. Minnesota Power's thermal generating facilities mainly burn low-sulfur western sub-bituminous coal. All of Minnesota Power's coal-fired generating facilities are equipped with pollution control equipment such as scrubbers, baghouses and low NO_X technologies. Under currently applicable environmental regulations, these facilities are substantially compliant with emission requirements.

Cross-State Air Pollution Rule (CSAPR). The CSAPR requires certain states in the eastern half of the U.S., including Minnesota, to reduce power plant emissions that contribute to ozone or fine particulate pollution in other states. The CSAPR does not require installation of controls but does require facilities have sufficient allowances to cover their emissions on an annual basis. These allowances are allocated to facilities from each state's annual budget, and can be bought and sold. Based on our review of the NO_X and SO_2 allowances issued and pending issuance, we currently expect generation levels and emission rates will result in continued compliance with the CSAPR. The EPA's CSAPR Update Rule issued in March 2021 revising the 2016 CSAPR Update does not apply to the state of Minnesota and is therefore not currently projected to affect Minnesota Power's CSAPR compliance. Minnesota Power will continue to monitor ongoing CSAPR rulemakings and compliance implementation, including the EPA's Good Neighbor Rule proposed on April 6, 2022, to modify certain aspects of the CSAPR's program scope and extent.

National Ambient Air Quality Standards (NAAQS). The EPA is required to review the NAAQS every five years. If the EPA determines that a state's air quality is not in compliance with the NAAQS, the state is required to adopt plans describing how it will reduce emissions to attain the NAAQS. Minnesota Power actively monitors NAAQS developments and compliance costs for existing standards or proposed NAAQS revisions are not currently expected to be material. The EPA is currently reviewing the secondary NAAQS for NO_x and SO_2, as well as particulate matter. In June 2021, the EPA announced it will reconsider the December 2020 final rule retaining the 2012 particulate matter NAAQS. On January 6, 2023 the EPA announced a proposed rule to revise the primary annual particulate matter NAAQS from its current level while retaining the other primary and secondary particulate matter NAAQS. A final rule is expected by the end of 2023. The EPA also announced in October 2021 that it was reconsidering the 2020 Ozone NAAQS rule finalized in December 2020, and issued a policy assessment on April 28, 2022, recommending retention of the current standard. A proposed Ozone NAAQS rule is expected in the first half of 2023. Anticipated compliance costs related to the proposed and expected NAAQS revisions cannot yet be estimated; however, costs could be material. Minnesota Power would seek recovery of additional costs through a rate proceeding.

EPA Good Neighbor Plan for 2015 Ozone NAAQS. On April 6, 2022, the EPA published a proposed rule, the Good Neighbor Plan, to address regional ozone transport for the 2015 Ozone NAAQS by reducing NO_x emissions during the period of May 1 through September 30 (ozone season). This rule is intended to address certain good neighbor or interstate transport provisions of the Clean Air Act relative to the 2015 Ozone NAAQS. In the justification for the proposed rule, the EPA asserted that 26 states, including Minnesota, are modeled as significant contributors to downwind states' challenges in attaining or maintaining ozone NAAQS compliance within their state borders. The Good Neighbor Plan proposes to resolve this interstate transport issue by implementing a variety of NO_x reduction strategies, including federal implementation plan requirements, NO_x emission limitations, and ozone season allowance program requirements, beginning with the 2023 ozone season. The proposed rule would apply to fossil-fuel fired power plants in 25 states and certain other industrial sources in 23 states. Implementation of the rule would occur in part through changes to the existing CSAPR program.

Minnesota Power reviewed the proposed rule, assessed its potential impacts and submitted public comments to the EPA on June 21, 2022. Concerns noted by Minnesota Power and other entities included the technical accuracy of the EPA's assumptions and methods used to identify Minnesota as a significant contributor state, as well as the proposed rule's intended timeline. Anticipated compliance costs related to the Good Neighbor Plan cannot yet be estimated; however, the costs could be material, including costs of additional NO_x controls, emission allowance program participation, or operational changes, if any are required. Minnesota Power would seek recovery of additional costs through a rate proceeding. The EPA intends to issue a final rule in early 2023, following a final action to approve or disapprove the ozone transport State Implementation Plans (SIPs). On January 31, 2023, the EPA announced its final action to partially disapprove SIPs for the states of Minnesota and Wisconsin, and to disapprove 19 other SIP submissions. The Company is currently reviewing this SIP final action and any associated costs cannot yet be anticipated until the issuance of the EPA's final Good Neighbor Plan, which is expected in March 2023.

EPA National Emission Standards for Hazardous Air Pollutants for Major Sources: Industrial, Commercial and Institutional Boilers and Process Heaters (Industrial Boiler MACT) Rule. A final rule issued by the EPA for Industrial Boiler MACT became effective in 2013 with compliance required at major existing sources in 2016. Minnesota Power's Hibbard Renewable Energy Center and Rapids Energy Center are subject to this rule. Compliance with the Industrial Boiler MACT Rule consisted largely of adjustments to fuels and operating practices and compliance costs were not material. Subsequent to this initial rulemaking, litigation from 2016 through 2018 resulted in court orders directing that the EPA reconsider certain aspects of the regulation including the basis for and numerical value of several different emission limits. On October 6, 2022, the EPA published a final rule in the Federal Register incorporating these changes. The rule became effective on December 5, 2022, imposing a 3-year compliance deadline of October 6, 2025. Minnesota Power's initial review of this new rule indicates that the revisions should not significantly impact the Company's affected units. As such, compliance costs associated with the new Industrial Boiler MACT Rule are not currently expected to be material; however Minnesota Power would seek recovery of additional costs through a rate proceeding.

Climate Change. The scientific community generally accepts that emissions of GHGs are linked to global climate change which creates physical and financial risks. Physical risks could include, but are not limited to: increased or decreased precipitation and water levels in lakes and rivers; increased or other changes in temperatures; increased risk of wildfires; and changes in the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations. We are addressing climate change by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customers' requirements:

- Expanding renewable power supply for both our operations and the operations of others;
- Providing energy conservation initiatives for our customers and engaging in other demand side management efforts;
- Improving efficiency of our generating facilities;
- Supporting research of technologies to reduce carbon emissions from generating facilities and carbon sequestration efforts;
- Evaluating and developing less carbon intensive future generating assets such as efficient and flexible natural gas-fired generating facilities;
- Managing vegetation on right-of-way corridors to reduce potential wildfire or storm damage risks; and
- Practicing sound forestry management in our service territories to create landscapes more resilient to disruption from climate-related changes, including planting and managing long-lived conifer species.

EPA Regulation of GHG Emissions. In 2019, the EPA finalized several separate rulemakings regarding regulating carbon emissions from electric utility generating units. These rulemakings included repealing the Clean Power Plan (CPP) and adopting the Affordable Clean Energy Rule under Section 111(d) of the Clean Air Act (CAA) to regulate CO_2 emissions at existing coal-fired power plants. The CPP was first announced as a proposed rule under Section 111(d) of the CAA for existing power plants entitled "Carbon Pollution Emission Guidelines for Existing Stationary Sources: Electric Generating Units". The Affordable Clean Energy Rule established emissions guidelines for states to use when developing plans to limit CO_2 from coal-fired power plants. The EPA also published regulations for the state implementation of the Affordable Clean Energy Rule and other Section 111(d) rules. Affected facilities for Minnesota Power included Boswell Units 3 and 4, Hibbard Units 3 and 4, and Taconite Harbor Units 1 and 2; Taconite Harbor Units 1 and 2 are currently economically idled.

In January 2021, the D.C. Circuit issued an opinion vacating the Affordable Clean Energy Rule and remanded the Affordable Clean Energy Rule back to the EPA for further consideration, consistent with the D.C. Circuit's finding that the EPA erred in interpreting the CAA, pending rehearing or appeal. Four petitions for review of the D.C. Circuit's opinion were subsequently granted by the U.S. Supreme Court in October 2021, consolidated under West Virginia v. EPA et al. On June 30, 2022, the U.S. Supreme Court released its opinion in favor of West Virginia and aligned parties. The Supreme Court found the EPA's CPP structure of generation shifting to be disallowed under Section 111(d) of the CCA on grounds of the major questions doctrine. The court did not opine upon the regulatory approach the EPA proposed in the Affordable Clean Energy Rule. The petitions were remanded to the D.C. Circuit. The EPA has indicated that it intends to issue a proposed rule in early 2023 with a new set of emission guidelines for states to follow in submitting state plans to establish and implement standards of performance for GHG emissions from existing fossil fuel-fired electric generating units. Minnesota Power will continue to monitor any related guidelines and rulemakings issued by the EPA or state regulatory authorities.

In April 2021, the Biden Administration announced a goal to reach 100 percent carbon pollution-free electricity by 2035 as part of the Nationally Determined Contributions pledge, which is part of an international effort to limit global warming. At this time, no specific regulatory pathway to achieve these reductions has been proposed. Minnesota Power will continue to monitor these developments.

Minnesota had already initiated several measures consistent with those called for under the now repealed CPP and vacated Affordable Clean Energy Rule. Minnesota Power continues implementing its EnergyForward strategic plan that provides for significant emission reductions and diversifying its electricity generation mix to include more renewable and natural gas energy. We are unable to predict the GHG emission compliance costs we might incur as a result of a replacement for the Affordable Clean Energy Rule or other future laws, regulations or administrative policies; however, the costs could be material. Minnesota Power would seek recovery of additional costs through a rate proceeding.

Minnesota had already initiated several measures consistent with those called for under the now repealed CPP and vacated Affordable Clean Energy Rule. Minnesota Power continues implementing its *EnergyForward* strategic plan that provides for significant emission reductions and diversifying its electricity generation mix to include more renewable and natural gas energy. We are unable to predict the GHG emission compliance costs we might incur as a result of a replacement for the Affordable Clean Energy Rule or other future laws, regulations or administrative policies; however, the costs could be material. Minnesota Power would seek recovery of additional costs through a rate proceeding.

Additionally in January 2021, the EPA issued a rulemaking to apply CO_2 emission New Source Performance Standards (NSPS) to new, modified and reconstructed fossil fuel-fired electric generating units under Section 111(b) of the CAA. Currently, the EPA is a performing a comprehensive review of the Section 111(b) GHG NSPS for electric generating units, with a notice of proposed rulemaking expected in early 2023. Minnesota Power is monitoring the NSPS final rule and any further Section 111(b) developments including their potential impact to the Company. The proposed combined-cycle natural gas-fired generating facility, NTEC, is expected to meet these NSPS requirements.

Water. The Clean Water Act requires NPDES permits be obtained from the EPA (or, when delegated, from individual state pollution control agencies) for any wastewater discharged into navigable waters. We have obtained all necessary NPDES permits, including NPDES storm water permits for applicable facilities, to conduct our operations.

Steam Electric Power Generating Effluent Limitations Guidelines. In 2015, the EPA issued revised federal effluent limitation guidelines (ELG) for steam electric power generating stations under the Clean Water Act. It set effluent limits and prescribed BACT for several wastewater streams, including flue gas desulphurization (FGD) water, bottom ash transport water and coal combustion landfill leachate. In 2017, the EPA announced a two-year postponement of the ELG compliance date of November 1, 2018, to November 1, 2020, while the agency reconsidered the bottom ash transport water (BATW) and FGD wastewater provisions. On April 12, 2019, the U.S. Court of Appeals for the Fifth Circuit vacated and remanded back to the EPA portions of the ELG that allowed for continued discharge of legacy wastewater and leachate. On October 13, 2020, the EPA published a final ELG Rule allowing re-use of bottom ash transport water in FGD scrubber systems with limited discharges related to maintaining system water balance. The rule sets technology standards and numerical pollutant limits for discharges of bottom ash transport water and FGD wastewater. Compliance deadlines depend on subcategory, with compliance generally required as soon as possible, beginning after October 13, 2021, but no later than December 31, 2025, or December 31, 2028, in some specific cases. The rule also established new subcategories for retiring high-flow and low-utilization units, and established a voluntary incentives program for FGD wastewater. In accordance with the January 2021 Executive Order 13990, the EPA was mandated to conduct a review of actions and polices taken during the prior administration, including the 2020 ELG Rule. On September 14, 2021, the EPA published a notice of availability for its preliminary effluent guidelines program plan. In the plan, the EPA confirmed the agency is initiating a rulemaking process to strengthen wastewater pollution limitations from FGD and bottom ash transport water discharges while the 2020 ELG Rule remains in effect. The EPA is expected to publish a proposed rule in 2023.

Under the 2020 ELG rule, most bottom ash transport water discharge to surface waters must cease no later than December 31, 2025, except for small discharges needed to retain water balance. The majority of bottom ash transport will either need to be re-used in a closed-loop process or routed to a FGD scrubber. FGD wastewater is required to meet stringent water quality standards for discharge to surface water.

Bottom ash transport and FGD wastewater ELG's are not currently expected to have a significant impact on Minnesota Power operations. Boswell Energy Center, where ELG's are primarily applicable, completed conversion to dry bottom ash handling and installed a FGD dewatering system in September 2022. The dry conversion projects eliminated bottom ash transport water and minimized wastewater from the FGD system. Re-use and onsite consumption is planned for the remaining FGD waste stream and for dewatering legacy wastewater from Boswell's existing impoundments. Water re-use and consumption activities are expected to eliminate the need for surface water discharges prior to the current ELG Rule deadline of December 31, 2025.

The EPA's additional reconsideration of legacy wastewater and leachate discharge requirements has the potential to impact leachate discharges associated with the closed impoundment at the Laskin and Taconite Harbor Energy Centers Dry Ash Landfill. In its spring 2022 Unified Agenda, the EPA announced it intends to consolidate consideration of legacy wastewater and leachate with the ELG/FGD and BATW proposed rulemaking currently expected in 2023. It is unknown at this time if the rule revisions will include new requirements for these waste streams.

At this time, we estimate no additional material compliance costs for ELG bottom ash water and FGD requirements. Compliance costs we might incur related to other ELG waste streams (e.g., leachate) or other potential future water discharge regulations at Minnesota Power facilities cannot be estimated; however, the costs could be material, including costs associated with wastewater treatment and re-use. Minnesota Power would seek recovery of additional costs through a rate proceeding.

Permitted Water Discharges – Sulfate. In 2017, the MPCA released a draft water quality standard in an attempt to update Minnesota's existing 10 mg/L sulfate limit for waters used for the production of wild rice with the proposed rulemaking heard before an administrative law judge (ALJ). In 2018, the ALJ rejected significant portions of the proposed rulemaking and the MPCA subsequently withdrew the rulemaking. The existing 10 mg/L limit remains in place, but the MPCA is currently prohibited under state law from listing wild rice waters as impaired or requiring sulfate reduction technology.

In April 2021, the MPCA's proposed list of impaired waters submitted pursuant to the Clean Water Act was partially rejected by the EPA due to the absence of wild rice waters listed for sulfate impairment. The EPA transmitted a final list of 32 EPA-added wild rice waters to the MPCA in November 2021. This list could subsequently be used to set sulfate limits in discharge permits for power generation facilities and municipal and industrial customers, including paper and pulp facilities, and mining operations. At this time we are unable to determine the specific impacts these developments may have on Minnesota Power operations, if any. Minnesota Power would seek recovery of additional costs through a rate proceeding.

Solid and Hazardous Waste. The Resource Conservation and Recovery Act of 1976 regulates the management and disposal of solid and hazardous wastes. We are required to notify the EPA of hazardous waste activity and, consequently, routinely submit reports to the EPA.

Coal Ash Management Facilities. Minnesota Power produces the majority of its coal ash at Boswell, with small amounts of ash generated at Hibbard Renewable Energy Center. Ash storage and disposal methods include storing ash in clay-lined onsite impoundments (ash ponds), disposing of dry ash in a lined dry ash landfill, applying ash to land as an approved beneficial use, and trucking ash to state permitted landfills.

Coal Combustion Residuals from Electric Utilities (CCR). In 2015, the EPA published the final rule (2015 Rule) regulating CCR as nonhazardous waste under Subtitle D of the Resource Conservation and Recovery Act (RCRA) in the Federal Register. The rule includes additional requirements for new landfill and impoundment construction as well as closure activities related to certain existing impoundments. Costs of compliance for Boswell and Laskin are expected to be incurred primarily over the next 15 years and be between approximately $65 million and $120 million. Compliance costs for CCR at Taconite Harbor are not expected to be material. Minnesota Power would seek recovery of additional costs through a rate proceeding.

Minnesota Power continues to work on minimizing costs through evaluation of beneficial re-use and recycling of CCR and CCR-related waters. In 2017, the EPA announced its intention to formally reconsider the CCR rule under Subtitle D of the RCRA. In March 2018, the EPA published the first phase of the proposed rule revisions in the Federal Register. In 2018, the EPA finalized revisions to elements of the CCR rule, including extending certain deadlines by two years, the establishment of alternative groundwater protection standards for certain constituents and the potential for risk-based management options at facilities based on site characteristics. In 2018, a U.S. District Court for the District of Columbia decision vacated specific provisions of the CCR rule. The court decision resulted in a change to the status of three existing clay-lined impoundments at Boswell that must now be considered unlined. The EPA proposed additional rule revisions in 2019 to address outstanding issues from litigation and closure timelines for unlined impoundments, respectively. The first of these rules, CCR Part A Rule, was finalized in September 2020. The Part A Rule revision requires unlined impoundments to cease disposal of waste as soon as technically feasible but no later than April 11, 2021. Minnesota Power sought EPA approval under the Part A Rule to extend the closure date for two active Boswell impoundments in November 2020. Upon completion of dry ash conversion activities, Boswell ceased disposal in both impoundments on September 17, 2022 and formally withdrew the CCR Part A Application. The EPA acknowledged the Part A variance application withdrawal on September 20, 2022, and indicated that no further EPA review of Boswell's Part A variance application will occur. Both impoundments are now inactive and have initiated closure.

Additionally, the EPA released a proposed Part B rulemaking in February 2020 addressing options for beneficial reuse of CCR materials, alternative liner demonstrations, and other CCR regulatory revisions. Portions of the Part B Rule addressing alternative liner equivalency standards were finalized in November 2020. According to the EPA's updated fall 2022 regulatory agenda, finalization of the remainder of the proposed Part B Rule is expected in late 2023. Two additional rulemakings are also expected in mid-2023, the proposed Legacy Impoundment Rule and the Final Federal Permit Rule. The Legacy Impoundment Rule will include a revised definition for legacy CCR Impoundments which could regulate impoundments that had closed prior to the effective date of the 2015 Rule. The Final Federal Permit Rule will finalize procedures for implementing a CCR Federal Permit Program. Expected compliance costs at Boswell due to the 2018 court decision and subsequent rule revisions are reflected in our estimate of compliance costs for the CCR rule noted previously.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES (Continued)
Environmental Matters (Continued)

Other Environmental Matters

Manufactured Gas Plant Site. We are reviewing and addressing environmental conditions at a former manufactured gas plant site located in Superior, Wisconsin, and formerly operated by SWL&P. SWL&P has been working with the Wisconsin Department of Natural Resources (WDNR) in determining the extent and location of contamination at the site and surrounding properties. As of December 31, 2022, we have recorded a liability of $14.9 million for remediation costs at this site. SWL&P has recorded the site as an associated regulatory asset as we expect recovery of these remediation costs to be allowed by the PSCW. The majority of remediation costs are expected to be incurred through 2023.

Other Matters

We have multiple credit facility agreements in place that provide the ability to issue standby letters of credit to satisfy our contractual security requirements across our businesses. As of December 31, 2022, we had $290.3 million of outstanding letters of credit issued, including those issued under our revolving credit facility.

Regulated Operations. As of December 31, 2022, we had $28.2 million outstanding in standby letters of credit at our Regulated Operations which are pledged as security for MISO and state agency agreements as well as energy facilities under development.

ALLETE Clean Energy. ALLETE Clean Energy is party to PSAs that expire in various years between 2024 and 2039. As of December 31, 2022, ALLETE Clean Energy has $222.3 million outstanding in standby letters of credit, the majority of which are pledged as security under these PSAs and PSAs for wind energy facilities under development.

Corporate and Other.

BNI Energy. As of December 31, 2022, BNI Energy had surety bonds outstanding of $82.4 million related to the reclamation liability for closing costs associated with its mine and mine facilities. Although its coal supply agreements obligate the customers to provide for the closing costs, additional assurance is required by federal and state regulations. BNI Energy's total reclamation liability is currently estimated at $82.1 million. BNI Energy does not believe it is likely that any of these outstanding surety bonds will be drawn upon.

Investment in Nobles 2. Nobles 2 wind energy facility requires standby letters of credit as security for certain contractual obligations. As of December 31, 2022, ALLETE South Wind has $11.7 million outstanding in standby letters of credit, related to our portion of the security requirements relative to our ownership in Nobles 2.

New Energy. As of December 31, 2022, New Energy had $4.2 million outstanding in standby letters of credit pledged as security in connection with the acquisition of solar equipment for projects under development. New Energy does not believe it is likely that any of these outstanding letters of credit will be drawn upon.

South Shore Energy. As of December 31, 2022, South Shore Energy had $23.9 million outstanding in standby letters of credit pledged as security in connection with the development of NTEC. South Shore Energy does not believe it is likely that any of these outstanding letters of credit will be drawn upon.

ALLETE Properties. As of December 31, 2022, ALLETE Properties had surety bonds outstanding and letters of credit to governmental entities totaling $2.0 million primarily related to development and maintenance obligations for various projects. The estimated cost of the remaining development work is $1.0 million. ALLETE Properties does not believe it is likely that any of these outstanding surety bonds or letters of credit will be drawn upon.

NOTE 9. COMMITMENTS, GUARANTEES AND CONTINGENCIES (Continued)
Other Matters (Continued

Community Development District Obligations. In 2005, the Town Center District issued $26.4 million of tax-exempt, 6.0 percent capital improvement revenue bonds. The capital improvement revenue bonds are payable over 31 years (by May 1, 2036) and are secured by special assessments on the benefited land. To the extent that ALLETE Properties still owns land at the time of the assessment, it will incur the cost of its portion of these assessments, based upon its ownership of benefited property.

As of December 31, 2022, we owned 42 percent of the assessable land in the Town Center District (30 percent as of December 31, 2021). As of December 31, 2022, ownership levels, our annual assessments related to capital improvement and special assessment bonds for the ALLETE Properties project within the district is approximately $1.3 million. As we sell property at this project, the obligation to pay special assessments will pass to the new landowners. In accordance with accounting guidance, these bonds are not reflected as debt on our Consolidated Balance Sheet.

Legal Proceedings.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, and compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

NOTE 10. COMMON STOCK AND EARNINGS PER SHARE

Summary of Common Stock	Shares	Equity
	Thousands	Millions
Balance as of December 31, 2019	51,679	$1,436.7
Employee Stock Purchase Plan	13	0.7
Invest Direct	309	18.3
Share-Based Compensation	84	5.2
Balance as of December 31, 2020	52,085	1,460.9
Employee Stock Purchase Plan	17	0.8
Invest Direct	263	17.5
Share-Based Compensation	73	6.5
Equity Issuance Program	782	51.0
Balance as of December 31, 2021	53,220	1,536.7
Employee Stock Purchase Plan	11	0.9
Invest Direct	244	14.9
Share-Based Compensation	82	5.3
Equity Issuance	3,680	223.7
Balance as of December 31, 2022	57,237	$1,781.5

Equity Issuance Program. We entered into a distribution agreement with Lampert Capital Markets, in 2008, as amended most recently in 2020, with respect to the issuance and sale of up to an aggregate of 13.6 million shares of our common stock, without par value, of which 2.1 million shares remain available for issuance as of December 31, 2022. For the year ended December 31, 2022, no shares of common stock were issued under this agreement (0.8 million shares for net proceeds of $51.0 million in 2021; none in 2020) .

On April 5, 2022, ALLETE issued and sold approximately 3.7 million shares of ALLETE common stock. Net proceeds of approximately $224 million were received from the sale of shares. Proceeds were used primarily to fund the acquisition of New Energy and capital investments at ALLETE Clean Energy.

NOTE 10. COMMON STOCK AND EARNINGS PER SHARE (Continued)

Earnings Per Share. We compute basic earnings per share using the weighted average number of shares of common stock outstanding during each period. The difference between basic and diluted earnings per share, if any, arises from non-vested restricted stock units and performance share awards granted under our Executive Long-Term Incentive Compensation Plan.

Reconciliation of Basic and Diluted Earnings Per Share Year Ended December 31	Basic	Dilutive Securities	Diluted
Millions Except Per Share Amounts			
2022			
Net Income Attributable to ALLETE	$189.3		$189.3
Average Common Shares	55.9	0.1	56.0
Earnings Per Share	$3.38		$3.38
2021			
Net Income Attributable to ALLETE	$169.2		$169.2
Average Common Shares	52.4	0.1	52.5
Earnings Per Share	$3.23		$3.23
2020			
Net Income Attributable to ALLETE	$165.4		$165.4
Average Common Shares	51.9	—	51.9
Earnings Per Share	$3.18		$3.18

NOTE 11. INCOME TAX EXPENSE

Income Tax Expense Year Ended December 31	2022	2021	2020
Millions			
Current Income Tax Expense *(a)*			
Federal	$1.2	—	—
State	6.1	—	—
Total Current Income Tax Expense	$7.3	—	—
Deferred Income Tax Expense (Benefit)			
Federal *(b)*	$(32.8)	$(37.2)	$(51.5)
State *(c)*	(5.2)	10.8	8.6
Investment Tax Credit Amortization	(0.5)	(0.5)	(0.5)
Total Deferred Income Tax Expense (Benefit)	$(38.5)	$(26.9)	$(43.4)
Total Income Tax Expense (Benefit)	$(31.2)	$(26.9)	$(43.4)

(a) *For the years ended December 31, 2021 and 2020, the federal and state current tax expense was minimal due to NOLs which resulted from the bonus depreciation provisions of certain tax legislation. Federal and state NOLs are being carried forward to offset current and future taxable income. For the year ended December 31, 2022, federal NOLs were fully utilized and production tax credits were used to partially offset federal taxable income.*

(b) *For the years ended December 31, 2022, 2021 and 2020, the federal tax benefit is primarily due to production tax credits.*

(c) *For the year ended December 31, 2022, the state impact includes the benefit of deferred repricing as a result of the New Energy acquisition.*

NOTE 11. INCOME TAX EXPENSE (Continued)

Reconciliation of Taxes from Federal Statutory Rate to Total Income Tax Expense Year Ended December 31	2022	2021	2020
Millions			
Income Before Non-Controlling Interest and Income Taxes	$100.1	$110.9	$109.4
Statutory Federal Income Tax Rate	21 %	21 %	21 %
Income Taxes Computed at Statutory Federal Rate	$21.0	$23.3	$23.0
Increase (Decrease) in Tax Due to:			
State Income Taxes	8.6	8.6	6.5
Deferred Income Tax Revaluation	(7.9)	—	—
Production Tax Credits	(50.7)	(53.5)	(62.7)
Investment Tax Credits	(4.1)	—	—
Regulatory Differences – Excess Deferred Tax Benefit *(a)*	(9.1)	(9.5)	(9.9)
Non-Controlling Interest	11.2	6.3	2.7
AFUDC - Equity	(1.1)	(1.0)	(0.8)
Other	0.9	(1.1)	(2.2)
Total Income Tax Benefit	$(31.2)	$(26.9)	$(43.4)

(a) Excess deferred income taxes are being returned to customers under both the Average Rate Assumption Method and amortization periods as approved by regulators. (See Note 4. Regulatory Matters.)

The effective tax rate was a benefit of 31.2 percent for 2022 (benefit of 24.3 percent for 2021; benefit of 39.7 percent for 2020). The 2022 and 2021 effective tax rates were primarily impacted by production tax credits and non-controlling interests in subsidiaries. The 2020 effective tax rate was primarily impacted by production tax credits.

Deferred Income Tax Assets and Liabilities As of December 31	2022	2021
Millions		
Deferred Income Tax Assets		
Employee Benefits and Compensation	$46.4	$44.5
Property-Related	61.9	54.8
NOL Carryforwards	16.7	67.5
Capital Loss Carryforwards	13.1	—
Tax Credit Carryforwards	548.7	509.1
Power Sales Agreements	13.7	16.5
Regulatory Liabilities	95.5	101.5
Other	28.1	18.0
Gross Deferred Income Tax Assets	824.1	811.9
Deferred Income Tax Asset Valuation Allowance	(60.2)	(69.0)
Total Deferred Income Tax Assets	$763.9	$742.9
Deferred Income Tax Liabilities		
Deferred Gain	$7.9	$7.9
Property-Related	661.7	680.8
Regulatory Asset for Benefit Obligations	57.7	54.9
Unamortized Investment Tax Credits	30.0	30.5
Partnership Basis Differences	126.0	106.3
Fuel Adjustment Clause	10.7	14.3
Regulatory Assets	28.0	30.0
Total Deferred Income Tax Liabilities	$922.0	$924.7
Net Deferred Income Taxes *(a)*	$158.1	$181.8

(a) Recorded as a net Deferred Income Tax liability on the Consolidated Balance Sheet.

NOL and Tax Credit Carryforwards

As of December 31	2022	2021
Millions		
Federal NOL Carryforwards *(a)*	—	$177.3
Federal Tax Credit Carryforwards	$464.5	$416.4
Federal Capital Loss *(a)*	$35.1	—
State NOL Carryforwards *(a)*	$323.0	$506.9
State Tax Credit Carryforwards *(b)*	$24.5	$24.2
State Capital Loss *(a)*	$83.2	—

(a) Pre-tax amounts.
(b) Net of a $59.6 million valuation allowance as of December 31, 2022 ($68.6 million as of December 31, 2021).

The federal NOL, capital loss and tax credit carryforward periods expire between 2026 and 2043. We expect to fully utilize the federal NOL, capital loss and tax credit carryforwards; therefore, no federal valuation allowance has been recognized as of December 31, 2022. The pre-apportioned state NOL, capital loss and tax credit carryforward periods expire between 2023 and 2046. We have established a valuation allowance against certain state NOL, capital loss and tax credits that we do not expect to utilize before their expiration.

Gross Unrecognized Income Tax Benefits	2022	2021	2020
Millions			
Balance at January 1	$1.3	$1.4	$1.4
Additions for Tax Positions Related to the Current Year	—	—	0.1
Reductions for Tax Positions Related to Prior Years	—	(0.1)	(0.1)
Balance as of December 31	$1.3	$1.3	$1.4

Unrecognized tax benefits are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the "more-likely-than-not" criteria. The unrecognized tax benefit balance includes permanent tax positions which, if recognized would affect the annual effective income tax rate. In addition, the unrecognized tax benefit balance includes temporary tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. A change in the period of deductibility would not affect the effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The gross unrecognized tax benefits as of December 31, 2022, included $0.6 million of net unrecognized tax benefits which, if recognized, would affect the annual effective income tax rate.

As of December 31, 2022, we had immaterial accrued interest (none as of December 31, 2021, and 2020) related to unrecognized tax benefits included on the Consolidated Balance Sheet due to our NOL carryforwards. We classify interest related to unrecognized tax benefits as interest expense and tax-related penalties in operating expenses on the Consolidated Statement of Income. Interest expense related to unrecognized tax benefits on the Consolidated Statement of Income was immaterial in 2022, 2021 and 2020. There were no penalties recognized in 2022, 2021 or 2020. The unrecognized tax benefit amounts have been presented as an increase to the net deferred tax liability on the Consolidated Balance Sheet.

No material changes to unrecognized tax benefits are expected during the next 12 months.

ALLETE and its subsidiaries file a consolidated federal income tax return as well as combined and separate state income tax returns in various jurisdictions. ALLETE is currently under examination by the state of Wisconsin for the tax years 2018 through 2020. ALLETE has no open federal audits, and is no longer subject to federal examination for years before 2019 or state examination for years before 2018. Additionally, the statute of limitations related to the federal tax credit carryforwards will remain open until those credits are utilized in subsequent returns.

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

We have noncontributory union, non-union and combined retiree defined benefit pension plans covering eligible employees. The combined retiree defined benefit pension plan was created in 2016, to include all union and non-union retirees from the existing plans as of January 2016. The plans provide defined benefits based on years of service and final average pay. We made no contributions to the plan trusts in 2022 ($10.3 million in 2021; $10.7 million in 2020). We also have a defined contribution RSOP covering substantially all employees. The 2022 plan year employer contributions totaled $12.0 million ($11.5 million for the 2021 plan year; $11.2 million for the 2020 plan year). (See Note 10. Common Stock and Earnings Per Share and Note 13. Employee Stock and Incentive Plans.)

The non-union defined benefit pension plan was frozen in 2018, and does not allow further crediting of service or earnings to the plan. Further, it is closed to new participants. The Minnesota Power union defined benefit pension plan is also closed to new participants, and the SWL&P union defined benefit pension plan was closed to new participants effective February 1, 2022.

We have postretirement health care and life insurance plans covering eligible employees. In 2010, the postretirement health care plan was closed to employees hired after January 2011, and the eligibility requirements were amended. In 2014, the postretirement life plan was amended to close the plan to non-union employees retiring after December 2015, and in 2018, the postretirement life plan was amended to limit the benefit level for union employees retiring after December 2018. The postretirement health and life plans are contributory with participant contributions adjusted annually. Postretirement health and life benefits are funded through a combination of Voluntary Employee Benefit Association trusts (VEBAs), established under section 501(c)(9) of the Internal Revenue Code, and irrevocable grantor trusts. In 2022, no contributions were made to the VEBAs (none in 2021; none in 2020) and no contributions were made to the grantor trusts (none in 2021; none in 2020).

Management considers various factors when making funding decisions such as regulatory requirements, actuarially determined minimum contribution requirements and contributions required to avoid benefit restrictions for the pension plans. Contributions are based on estimates and assumptions which are subject to change. On January 17, 2023, we contributed $6.5 million in cash to the defined benefit pension plans. We do not expect to make any further contributions to the defined benefit pension plans in 2023, and we do not expect to make any contributions to the defined benefit postretirement health and life plans in 2023.

Accounting for defined benefit pension and other postretirement benefit plans requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.

The defined benefit pension and postretirement health and life benefit expense (credit) recognized annually by our regulated utilities are expected to be recovered (refunded) through rates filed with our regulatory jurisdictions. As a result, these amounts that are required to otherwise be recognized in accumulated other comprehensive income have been recognized as a long-term regulatory asset (regulatory liability) on the Consolidated Balance Sheet, in accordance with the accounting standards for the effect of certain types of regulation applicable to our Regulated Operations. The defined benefit pension and postretirement health and life benefit expense (credits) associated with our other operations are recognized in accumulated other comprehensive income.

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)

Pension Obligation and Funded Status

As of December 31	2022	2021
Millions		
Accumulated Benefit Obligation	$724.5	$875.5
Change in Benefit Obligation		
Obligation, Beginning of Year	$911.7	$965.7
Service Cost	9.3	11.0
Interest Cost	27.2	24.6
Plan Amendments	0.8	—
Plan Curtailments	—	(1.4)
Actuarial Gain *(a)*	(160.6)	(39.0)
Benefits Paid	(58.9)	(56.5)
Participant Contributions	10.2	7.3
Obligation, End of Year	$739.7	$911.7
Change in Plan Assets		
Fair Value, Beginning of Year	$745.7	$759.4
Actual Return on Plan Assets	(130.5)	23.1
Employer Contribution *(b)*	12.3	19.7
Benefits Paid	(58.9)	(56.5)
Fair Value, End of Year	$568.6	$745.7
Funded Status, End of Year	$(171.1)	$(166.0)
Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$(2.1)	$(2.1)
Non-Current Liabilities *(c)*	$(169.0)	$(163.9)

(a) Actuarial gain was primarily the result of increases in discount rates in 2022 and 2021.
(b) Includes Participant Contributions noted above, any contributions made by the Company to pension plan trusts and any direct benefit payments made under certain plans.
(c) Presented here net of amounts related to prepaid pension for SWL&P that are reclassified to Regulatory Assets on the Consolidated Balance Sheet.

The pension costs that are reported as a component within the Consolidated Balance Sheet, reflected in long-term regulatory assets or liabilities and accumulated other comprehensive income, consist of a net loss of $260.2 million and prior service credit of $0.1 million as of December 31, 2022 (net loss of $260.2 million and prior service credit of $1.0 million as of December 31, 2021).

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)

Reconciliation of Net Pension Amounts Recognized in Consolidated Balance Sheet

As of December 31	2022	2021
Millions		
Net Loss	$(260.2)	$(260.2)
Prior Service Credit	0.1	1.0
Accumulated Contributions in Excess of Net Periodic Benefit Cost (Prepaid Pension Asset)	89.0	93.2
Total Net Pension Amounts Recognized in Consolidated Balance Sheet	$(171.1)	$(166.0)

Components of Net Periodic Pension Cost

Year Ended December 31	2022	2021	2020
Millions			
Service Cost	$9.3	$11.0	$10.7
Non-Service Cost Components *(a)*			
Interest Cost	27.2	24.6	27.9
Expected Return on Plan Assets	(41.5)	(43.4)	(42.7)
Amortization of Loss	11.4	18.8	12.8
Amortization of Prior Service Credit	(0.1)	(0.2)	(0.2)
Net Pension Cost	$6.3	$10.8	$8.5

(a) *These components of net periodic pension cost are included in the line item "Other" under Other Income (Expense) on the Consolidated Statement of Income.*

Other Changes in Pension Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income and Regulatory Assets or Liabilities

Year Ended December 31	2022	2021
Millions		
Net (Gain) Loss	$11.4	$(20.1)
Amortization of Prior Service Credit	0.1	0.2
Prior Service Credit Arising During the Period	0.8	—
Amortization of Loss	(11.4)	(18.8)
Total Recognized in Other Comprehensive Income and Regulatory Assets or Liabilities	$0.9	$(38.7)

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

As of December 31	2022	2021
Millions		
Projected Benefit Obligation	$739.7	$911.7
Accumulated Benefit Obligation	$724.5	$875.5
Fair Value of Plan Assets	$568.6	$745.7

Postretirement Health and Life Obligation and Funded Status

As of December 31	2022	2021
Millions		
Change in Benefit Obligation		
Obligation, Beginning of Year	$148.2	$167.6
Service Cost	3.0	3.6
Interest Cost	4.4	4.4
Actuarial Gain *(a)*	(38.7)	(19.7)
Benefits Paid	(9.2)	(10.6)
Participant Contributions	2.7	2.9
Obligation, End of Year	$110.4	$148.2
Change in Plan Assets		
Fair Value, Beginning of Year	$201.8	$186.0
Actual Return on Plan Assets	(33.0)	22.8
Employer Contribution	0.3	0.7
Participant Contributions	2.7	2.9
Benefits Paid	(9.2)	(10.6)
Fair Value, End of Year	$162.6	$201.8
Funded Status, End of Year	$52.2	$53.6
Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet Consist of:		
Non-Current Assets	$58.8	$64.8
Current Liabilities	$(0.2)	$(1.4)
Non-Current Liabilities	$(6.4)	$(9.8)

(a) *Actuarial gain was primarily the result of increases in discount rates in 2022 and 2021.*

According to the accounting standards for retirement benefits, only assets in the VEBAs are treated as plan assets in the preceding table for the purpose of determining funded status. In addition to the postretirement health and life assets reported in the previous table, we had $11.8 million in irrevocable grantor trusts included in Other Non-Current Assets on the Consolidated Balance Sheet as of December 31, 2022 ($13.2 million as of December 31, 2021).

The postretirement health and life costs that are reported as a component within the Consolidated Balance Sheet, reflected in regulatory long-term assets or liabilities and accumulated other comprehensive income, consist of the following:

Unrecognized Postretirement Health and Life Costs

As of December 31	2022	2021
Millions		
Net Gain	$(9.2)	$(12.7)
Prior Service Credit	(13.2)	(20.7)
Total Unrecognized Postretirement Health and Life Cost	$(22.4)	$(33.4)

Reconciliation of Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet

As of December 31	2022	2021
Millions		
Net Gain *(a)*	$9.2	$12.7
Prior Service Credit	13.2	20.7
Accumulated Net Periodic Benefit Cost in Excess of Contributions *(a)*	29.8	20.2
Total Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet	$52.2	$53.6

(a) Excludes gains, losses and contributions associated with irrevocable grantor trusts.

Components of Net Periodic Postretirement Health and Life Cost

Year Ended December 31	2022	2021	2020
Millions			
Service Cost	$3.0	$3.6	$3.3
Non-Service Cost Components *(a)*			
Interest Cost	4.4	4.4	5.0
Expected Return on Plan Assets	(9.6)	(9.9)	(9.7)
Amortization of Loss	0.4	3.0	1.0
Amortization of Prior Service Credit	(7.5)	(7.6)	(8.0)
Effect of Plan Curtailment	—	—	(0.3)
Net Postretirement Health and Life Credit	$(9.3)	$(6.5)	$(8.7)

(a) These components of net periodic postretirement health and life cost are included in the line item "Other" under Other Income (Expense) on the Consolidated Statement of Income.

Other Changes in Postretirement Benefit Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income and Regulatory Assets or Liabilities

Year Ended December 31	2022	2021
Millions		
Net (Gain) Loss	$3.9	$(32.7)
Amortization of Prior Service Credit	7.5	7.6
Amortization of Loss	(0.4)	(3.0)
Total Recognized in Other Comprehensive Income and Regulatory Assets or Liabilities	$11.0	$(28.1)

Estimated Future Benefit Payments

	Pension	Postretirement Health and Life
Millions		
2023	$58.0	$7.2
2024	$58.4	$7.5
2025	$58.0	$7.5
2026	$57.3	$7.7
2027	$57.0	$8.0
Years 2028 – 2032	$274.9	$42.4

Weighted Average Assumptions Used to Determine Benefit Obligation

As of December 31	2022	2021
Discount Rate		
Pension	5.70%	3.05%
Postretirement Health and Life	5.68%	3.09%
Rate of Compensation Increase	3.58%	3.58%
Health Care Trend Rates		
Trend Rate	6.50%	5.66%
Ultimate Trend Rate	5.00%	4.50%
Year Ultimate Trend Rate Effective	2038	2038

Weighted Average Assumptions Used to Determine Net Periodic Benefit Costs

Year Ended December 31	2022	2021	2020
Discount Rate			
Pension	3.28%	2.87%	3.52%
Postretirement Health and Life	3.09%	2.70%	3.45%
Expected Long-Term Return on Plan Assets			
Pension	6.00%	6.50%	6.75%
Postretirement Health and Life	5.41%	5.85%	6.08%
Rate of Compensation Increase	3.58%	3.62%	4.06%

In establishing the expected long-term rate of return on plan assets, we determine the long-term historical performance of each asset class, adjust these for current economic conditions, and utilizing the target allocation of our plan assets, forecast the expected long-term rate of return.

The discount rate is computed using a bond matching study which utilizes a portfolio of high quality bonds that produce cash flows similar to the projected costs of our pension and other postretirement plans.

The Company utilizes actuarial assumptions about mortality to calculate the pension and postretirement health and life benefit obligations. The mortality assumptions used to calculate our pension and other postretirement benefit obligations as of December 31, 2022, considered a modified PRI-2012 mortality table and MP-2021 mortality projection scale.

Actual Plan Asset Allocations

	Pension		Postretirement Health and Life (a)	
	2022	**2021**	**2022**	**2021**
Equity Securities	46%	49%	66%	70%
Fixed Income Securities	50%	48%	34%	29%
Private Equity	—	—	—	1%
Real Estate	4%	3%	—	—
	100%	100%	100%	100%

(a)   Includes VEBAs and irrevocable grantor trusts.

There were no shares of ALLETE common stock included in pension plan equity securities as of December 31, 2022 (no shares as of December 31, 2021).

The defined benefit pension plans have adopted a dynamic asset allocation strategy (glide path) that increases the invested allocation to fixed income assets as the funding level of the plan increases to better match the sensitivity of the plan's assets and liabilities to changes in interest rates. This is expected to reduce the volatility of reported pension plan expenses. The postretirement health and life plans' assets are diversified to achieve strong returns within managed risk. Equity securities are diversified among domestic companies with large, mid and small market capitalizations, as well as investments in international companies. The majority of debt securities are made up of investment grade bonds.

Following are the current targeted allocations as of December 31, 2022:

Plan Asset Target Allocations

	Pension	Postretirement Health and Life (a)
Equity Securities	49 %	65 %
Fixed Income Securities	50 %	35 %
Real Estate	1 %	—
	100 %	100 %

(a)   Includes VEBAs and irrevocable grantor trusts.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). (See Note 7. Fair Value.)

Pension Fair Value

| Recurring Fair Value Measures | Fair Value as of December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities:				
U.S. Large-cap *(a)*	—	$61.2	—	$61.2
U.S. Mid-cap Growth *(a)*	—	40.0	—	40.0
U.S. Small-cap *(a)*	—	35.4	—	35.4
International	$127.0	—	—	127.0
Fixed Income Securities *(a)*	—	275.3	—	275.3
Cash and Cash Equivalents	7.3	—	—	7.3
Real Estate	—	—	$22.4	22.4
Total Fair Value of Assets	$134.3	$411.9	$22.4	$568.6

(a) The underlying investments consist of actively-managed funds managed to achieve the returns of certain U.S. equity and fixed income securities indexes.

Recurring Fair Value Measures

Activity in Level 3	Real Estate
Millions	
Balance as of December 31, 2021	$21.6
Actual Return on Plan Assets	1.0
Purchases, Sales, and Settlements – Net	(0.2)
Balance as of December 31, 2022	$22.4

| Recurring Fair Value Measures | Fair Value as of December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities:				
U.S. Large-cap *(a)*	—	$113.8	—	$113.8
U.S. Mid-cap Growth *(a)*	—	47.6	—	47.6
U.S. Small-cap *(a)*	—	46.2	—	46.2
International	—	158.2	—	158.2
Fixed Income Securities *(a)*	—	346.1	—	346.1
Cash and Cash Equivalents	$12.2	—	—	12.2
Real Estate	—	—	$21.6	21.6
Total Fair Value of Assets	$12.2	$711.9	$21.6	$745.7

(a) The underlying investments consist of actively-managed funds managed to achieve the returns of certain U.S. equity and fixed income securities indexes.

Recurring Fair Value Measures

Activity in Level 3	Private Equity Funds	Real Estate
Millions		
Balance as of December 31, 2020	$7.0	$18.0
Actual Return on Plan Assets	(3.5)	3.6
Purchases, Sales, and Settlements – Net	(3.5)	—
Balance as of December 31, 2021	—	$21.6

Postretirement Health and Life Fair Value

Recurring Fair Value Measures	Fair Value as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities: *(a)*				
U.S. Large-cap	$26.7	—	—	$26.7
U.S. Mid-cap Growth	25.5	—	—	25.5
U.S. Small-cap	12.7	—	—	12.7
International	41.5	—	—	41.5
Fixed Income Securities:				
Mutual Funds	55.5	—	—	55.5
Cash and Cash Equivalents	0.7	—	—	0.7
Total Fair Value of Assets	$162.6	—	—	$162.6

(a) The underlying investments consist of mutual funds (Level 1).

Recurring Fair Value Measures

Activity in Level 3	Private Equity Funds
Millions	
Balance as of December 31, 2021	$2.0
Actual Return on Plan Assets	(1.5)
Purchases, Sales, and Settlements – Net	(0.5)
Balance as of December 31, 2022	—

NOTE 12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (Continued)
Fair Value (Continued)

Recurring Fair Value Measures	Fair Value as of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities: *(a)*				
U.S. Large-cap	$40.1	—	—	$40.1
U.S. Mid-cap Growth	37.3	—	—	37.3
U.S. Small-cap	19.3	—	—	19.3
International	43.7	—	—	43.7
Fixed Income Securities:				
Mutual Funds	56.7	—	—	56.7
Debt Securities	—	$1.8	—	1.8
Cash and Cash Equivalents	0.9	—	—	0.9
Private Equity Funds	—	—	$2.0	2.0
Total Fair Value of Assets	$198.0	$1.8	$2.0	$201.8

(a) The underlying investments consist of mutual funds (Level 1).

Recurring Fair Value Measures Activity in Level 3	Private Equity Funds
Millions	
Balance as of December 31, 2020	$1.7
Actual Return on Plan Assets	0.8
Purchases, Sales, and Settlements – Net	(0.5)
Balance as of December 31, 2021	$2.0

Accounting and disclosure requirements for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) provide guidance for employers that sponsor postretirement health care plans that provide prescription drug benefits. We provide a fully insured postretirement health benefit, including a prescription drug benefit, which qualifies us for a federal subsidy under the Act. The federal subsidy is reflected in the premiums charged to us by the insurance company.

NOTE 13. EMPLOYEE STOCK AND INCENTIVE PLANS

Employee Stock Ownership Plan. We sponsor an ESOP within the RSOP. Eligible employees may contribute to the RSOP plan as of their date of hire. The dividends received by the ESOP are distributed to participants. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. ESOP employer allocations are funded with contributions paid in either cash or the issuance of ALLETE common stock at the Company's discretion. We record compensation expense equal to the cash or current market price of stock contributed. ESOP compensation expense was $12.0 million in 2022 ($11.5 million in 2021; $11.2 million in 2020).

According to the accounting standards for stock compensation, unallocated shares of ALLETE common stock held and purchased by the ESOP were treated as unearned ESOP shares and not considered outstanding for earnings per share computations. All ESOP shares have been allocated to participants as of December 31, 2022, 2021 and 2020.

Stock-Based Compensation.

Stock Incentive Plan. Under our Executive Long-Term Incentive Compensation Plan (Executive Plan), share-based awards may be issued to key employees through a broad range of methods, including non-qualified and incentive stock options, performance shares, performance units, restricted stock, restricted stock units, stock appreciation rights and other awards. There are 0.8 million shares of ALLETE common stock reserved for issuance under the Executive Plan, of which 0.6 million of these shares remain available for issuance as of December 31, 2022.

NOTE 13. EMPLOYEE STOCK AND INCENTIVE PLANS (Continued)
Stock-Based Compensation (Continued)

The following types of share-based awards were outstanding in 2022, 2021 or 2020:

Performance Shares. Under the performance share awards, the number of shares earned is contingent upon attaining specific market and performance goals over a three-year performance period. Market goals are measured by total shareholder return relative to a group of peer companies while performance goals are measured by earnings per share growth. In the case of qualified retirement, death, or disability during a performance period, a pro rata portion of the award will be earned at the conclusion of the performance period based on the market goals achieved. In the case of termination of employment for any reason other than qualified retirement, death, or disability, no award will be earned. If there is a change in control, a pro rata portion of the award will be paid based on the greater of actual performance up to the date of the change in control or target performance. The fair value of these awards incorporates the probability of meeting the total shareholder return goals. Compensation cost is recognized over the three-year performance period based on our estimate of the number of shares which will be earned by the award recipients.

Restricted Stock Units. Under the restricted stock unit awards, shares for participants eligible for retirement vest monthly over a three-year period. For participants not eligible for retirement, shares vest at the end of the three-year period. In the case of qualified retirement, death or disability, a pro rata portion of the award will be earned. In the case of termination of employment for any reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro rata portion of the award will be earned. The fair value of these awards is equal to the grant date fair value. Compensation cost is recognized over the three-year vesting period based on our estimate of the number of shares which will be earned by the award recipients.

Employee Stock Purchase Plan (ESPP). Under our ESPP, eligible employees may purchase ALLETE common stock at a 5 percent discount from the market price; we are not required to apply fair value accounting to these awards as the discount is not greater than 5 percent.

RSOP. The RSOP is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and qualifies as an employee stock ownership plan and profit sharing plan. The RSOP provides eligible employees an opportunity to save for retirement.

The following share-based compensation expense amounts were recognized in our Consolidated Statement of Income for the periods presented.

Share-Based Compensation Expense **Year Ended December 31**	**2022**	**2021**	**2020**
Millions			
Performance Shares	$0.7	$2.0	$2.2
Restricted Stock Units	0.9	1.0	0.9
Total Share-Based Compensation Expense	$1.6	$3.0	$3.1
Income Tax Benefit	$0.5	$0.9	$0.9

There were no capitalized share-based compensation costs during the years ended December 31, 2022, 2021 or 2020.

As of December 31, 2022, the total unrecognized compensation cost for the performance share awards and restricted stock units not yet recognized in our Consolidated Statement of Income was $1.9 million and $0.8 million, respectively. These amounts are expected to be recognized over a weighted-average period of 1.7 years and 1.6 years, respectively.

NOTE 13. EMPLOYEE STOCK AND INCENTIVE PLANS (Continued)
Stock-Based Compensation (Continued)

Performance Shares. The following table presents information regarding our non-vested performance shares.

	2022		2021		2020	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested as of January 1	80,661	$75.80	85,284	$80.73	99,585	$72.78
Granted *(a)*	37,731	$67.22	33,304	$73.25	25,763	$83.17
Awarded	—	—	—	—	(25,304)	$62.03
Unearned Grant Award	(50,524)	$77.49	(33,375)	$86.09	(13,625)	$62.03
Forfeited	(7,379)	$71.00	(4,552)	$74.05	(1,135)	$79.81
Non-vested as of December 31	60,489	$69.62	80,661	$75.80	85,284	$80.73

(a)   Shares granted include accrued dividends.

There were approximately 51,000 performance shares granted in February 2023 for the three-year performance period ending in 2025. The ultimate issuance is contingent upon the attainment of certain goals of ALLETE during the performance periods. The grant date fair value of the performance shares granted was $3.4 million. There were no performance shares awarded in February 2023.

Restricted Stock Units. The following table presents information regarding our available restricted stock units.

	2022		2021		2020	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Available as of January 1	28,141	$73.16	37,482	$77.64	39,943	$69.30
Granted *(a)*	15,477	$63.70	16,251	$64.97	15,169	$83.48
Awarded	(7,396)	$75.55	(23,631)	$74.53	(17,193)	$63.41
Forfeited	(2,658)	$66.44	(1,961)	$74.52	(437)	$77.52
Available as of December 31	33,564	$68.80	28,141	$73.16	37,482	$77.64

(a)   Shares granted include accrued dividends.

There were approximately 14,700 restricted stock units granted in February 2023 for the vesting period ending in 2025. The grant date fair value of the restricted stock units granted was $0.9 million. There were approximately 8,500 restricted stock units awarded in February 2023. The grant date fair value of the shares awarded was $0.7 million.

NOTE 14. BUSINESS SEGMENTS

We present two reportable segments: Regulated Operations and ALLETE Clean Energy. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment.

Regulated Operations includes three operating segments which consist of our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC. ALLETE Clean Energy is our business focused on developing, acquiring and operating clean and renewable energy projects. We also present Corporate and Other which includes three operating segments, New Energy, a renewable energy development company, BNI Energy, our coal mining operations in North Dakota, and ALLETE Properties, our legacy Florida real estate investment, along with our investment in Nobles 2, South Shore Energy, our non-rate regulated, Wisconsin subsidiary developing NTEC, other business development and corporate expenditures, unallocated interest expense, a small amount of non-rate base generation, land holdings in Minnesota, and earnings on cash and investments.

NOTE 14. BUSINESS SEGMENTS (Continued)

Year Ended December 31	2022	2021	2020
Millions			
Operating Revenue			
Residential	$175.9	$160.8	$140.7
Commercial	187.2	168.6	139.5
Municipal	40.2	52.0	41.2
Industrial	589.0	565.5	432.8
Other Power Suppliers	165.8	168.7	138.8
Other	101.2	112.3	94.3
Total Regulated Operations	1,259.3	1,227.9	987.3
ALLETE Clean Energy			
Long-term PSA	77.2	75.5	68.3
Sale of Wind Energy Facility	33.5	—	—
Other	7.6	11.4	11.3
Total ALLETE Clean Energy	118.3	86.9	79.6
Corporate and Other			
Long-term Contract	89.2	84.4	86.0
Sale of Renewable Development Projects	73.9	—	—
Other	30.0	20.0	16.2
Total Corporate and Other	193.1	104.4	102.2
Total Operating Revenue	$1,570.7	$1,419.2	$1,169.1
Net Income Attributable to ALLETE *(a)*			
Regulated Operations	$149.9	$129.1	$136.3
ALLETE Clean Energy	16.3	26.3	21.1
Corporate and Other *(b)(c)*	23.1	13.8	8.0
Total Net Income Attributable to ALLETE	$189.3	$169.2	$165.4

(a) *Includes interest expense resulting from intercompany loan agreements and allocated to certain subsidiaries. The amounts are eliminated in consolidation.*

(b) *Net Income in 2022 includes a $8.3 million after-tax expense as a result of purchase price accounting related to projects under development at the time of acquisition and $2.7 million after-tax of transaction costs related to the acquisition of New Energy.*

(c) *In 2021, South Shore Energy sold a portion of its undivided ownership interest in NTEC to Basin. The closing of the transaction resulted in the recognition of an approximately $8.5 million after-tax gain which is reflected in Corporate and Other. (See Note 1. Operations and Significant Accounting Policies.)*

NOTE 14. BUSINESS SEGMENTS (Continued)

Year Ended December 31	2022	2021	2020
Millions			
Depreciation and Amortization			
Regulated Operations	$171.9	$170.7	$166.9
ALLETE Clean Energy	58.6	49.2	37.9
Corporate and Other	11.7	11.8	13.0
Total Depreciation and Amortization	$242.2	$231.7	$217.8
Impairment of Property, Plant and Equipment			
ALLETE Clean Energy	—	—	$12.7
Interest Expense *(a)*			
Regulated Operations	$58.1	$57.3	$58.5
ALLETE Clean Energy	2.3	1.5	2.2
Corporate and Other	19.6	13.2	13.2
Eliminations	(4.8)	(2.9)	(8.3)
Total Interest Expense	$75.2	$69.1	$65.6
Equity Earnings			
Regulated Operations	$19.3	$21.3	$22.3
Corporate and Other	(0.6)	(1.3)	(0.2)
Total Equity Earnings	$18.7	$20.0	$22.1
Income Tax Expense (Benefit)			
Regulated Operations	$(10.4)	$(16.6)	$(19.4)
ALLETE Clean Energy	(15.4)	(16.6)	(23.0)
Corporate and Other	(5.4)	6.3	(1.0)
Total Income Tax Benefit	$(31.2)	$(26.9)	$(43.4)

(a) Includes interest expense resulting from intercompany loan agreements and allocated to certain subsidiaries. The amounts are eliminated in consolidation.

As of December 31	2022	2021
Millions		
Assets		
Regulated Operations	$4,291.4	$4,289.4
ALLETE Clean Energy	1,873.3	1,706.7
Corporate and Other	680.9	426.2
Total Assets	$6,845.6	$6,422.3
Capital Expenditures		
Regulated Operations	$158.3	$166.8
ALLETE Clean Energy	2.2	269.9
Corporate and Other	47.6	39.7
Total Capital Expenditures	$208.1	$476.4

NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year.

Quarter Ended	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Millions Except Earnings Per Share				
2022				
Operating Revenue	$383.5	$373.1	$388.3	$425.8
Operating Income	$53.4	$13.7	$33.4	$33.7
Net Income Attributable to ALLETE	$66.3	$37.6	$33.7	$51.7
Earnings Per Share of Common Stock				
Basic	$1.24	$0.67	$0.59	$0.90
Diluted	$1.24	$0.67	$0.59	$0.90
2021				
Operating Revenue	$339.2	$335.6	$345.4	$399.0
Operating Income	$42.0	$28.2	$31.1	$50.0
Net Income Attributable to ALLETE	$51.8	$27.9	$27.6	$61.9
Earnings Per Share of Common Stock				
Basic	$0.99	$0.53	$0.53	$1.18
Diluted	$0.99	$0.53	$0.53	$1.18
2020 *(a)*				
Operating Revenue	$311.6	$243.2	$293.9	$320.4
Operating Income	$60.2	$12.7	$41.6	$23.7
Net Income Attributable to ALLETE	$66.3	$20.1	$40.7	$38.3
Earnings Per Share of Common Stock				
Basic	$1.28	$0.39	$0.78	$0.74
Diluted	$1.28	$0.39	$0.78	$0.73

(a) See Immaterial Revision to Prior Period in Note 1. Operations and Significant Accounting Policies.

Schedule II

ALLETE

Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Period	Additions		Deductions from Reserves *(a)*	Balance at End of Period
		Charged to Income	Other Charges		
Millions					
Reserve Deducted from Related Assets					
Reserve For Uncollectible Accounts					
2020 Trade Accounts Receivable	$0.9	$2.7	—	$1.1	$2.5
Finance Receivables – Long-Term	—	—	—	—	—
2021 Trade Accounts Receivable	$2.5	$1.2	—	$1.9	$1.8
Finance Receivables – Long-Term	—	—	—	—	—
2022 Trade Accounts Receivable	$1.8	$1.9	—	$2.1	$1.6
Finance Receivables – Long-Term	—	—	—	—	—
Deferred Asset Valuation Allowance					
2020 Deferred Tax Assets	$70.0	$(0.1)	—	—	$69.9
2021 Deferred Tax Assets	$69.9	$(0.9)	—	—	$69.0
2022 Deferred Tax Assets	$69.0	$(8.8)	—	—	$60.2

(a) Includes uncollectible accounts written-off.

ALLETE, Inc. Board of Directors

Bethany M. Owen
Chair, President and CEO, ALLETE, Inc.

Susan K. Nestegard
Advisor, True Wealth Ventures
Venture Capital

George G. Goldfarb
Director and Chair Emeritus, Maurices Incorporated
Retail Women's Apparel

James J. Hoolihan
Owner and CEO, Can-Jer Industrial Lubricant, Ltd.
Industrial Supplier

Madeleine W. Ludlow
Founder and Managing Director, West Capital Advisors, LLC
Investment Banking

Charles R. Matthews
Retired President, Peoples Energy, LLC and President and CEO, The Peoples Gas Light and Coke Company and North Shore Gas Company, each a subsidiary of WEC Energy Group Inc.
Power and Utilities

Douglas C. Neve
Retired Executive Vice President and CFO, Ceridian Corp.
Human Capital Management Software

Barbara A. Nick
Retired CEO, Dairyland Power Cooperative
Power and Utilities

Robert P. Powers
Retired Vice Chair and Senior Advisor to the Chair and CEO, American Electric Power Company
Power and Utilities

Charlene A. Thomas
Retired Executive Vice President and Chief Diversity, Equity and Inclusion Officer, United Parcel Service, Inc.
Shipping and Logistics



30 W Superior Street, Duluth, MN 55802
NYSE: ALE | ALLETE.com

